**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, DC 20549**

**FORM 6-K**

**REPORT OF FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 OR 15d-16 OF**
**THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated March 30, 2022

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

**Form 20-F X** Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __ **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __ **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ **No X**

Enclosure: Press release **ANGLOGOLD ASHANTI LIMITED – MINERAL RESOURCE AND ORE RESERVE REPORT FOR THE YEAR ENDED DECEMBER 31, 2021**

AngloGoldAshanti



# INVESTING in the future

MINERAL RESOURCE AND ORE RESERVE REPORT

**AS AT 31 DECEMBER 2021**

# INVESTING IN THE FUTURE

## Our reporting theme

Our ongoing investments are aimed at extending the lives of our mines and enhancing operating flexibility by ensuring a long-term Ore Reserve pipeline to underpin production and sustain AngloGold Ashanti in the long-term.

This investment programme has been supplemented by a new operating model aimed at improving effectiveness, eliminating inefficiency, enhancing performance and flexibility, and ensuring clear accountability for delivery on commitments. This operating model prioritises improved operating outcomes and consistency that will enhance AngloGold Ashanti's valuation and position in the sector throughout the commodity cycle.

"We must put in place the right foundation for long-term success, and the most crucial part of that is an operating model which prioritises efficiency, agility and accountability," said CEO Alberto Calderon. "My immediate aim is to ensure that we have the right people, in the right places, making the right decisions, to provide better outcomes."

*AngloGold Ashanti is an independent, global gold mining company with a diverse, high-quality portfolio of operations, projects and exploration activities in nine countries across four continents.*

*We pursue value-creating opportunities involving other minerals, where we can leverage our existing assets, shareholdings, skills and experience.*



**Note:**

- AngloGold Ashanti or the Group refers to AngloGold Ashanti Limited
- Unless otherwise indicated, $ or dollar refers to the US dollar throughout
- All information is attributable unless otherwise specified
- Metric tonnes (t) are used throughout, and all ounces are troy ounces
- Rounding off of numbers may result in computational discrepancies

## OUR VALUES


NO INJURIES

Safety is our first value.



We treat each other with dignity and respect.



We are accountable for our actions and undertake to deliver on our commitments.



We want the communities and societies in which we operate to be better off for AngloGold Ashanti having been there.



We value diversity.



We respect the environment.



View of the Tropicana processing plant

**Our 2021 reporting suite, together with supporting financial, operational and sustainability data, is available at:** *www.aga-reports.com*

## Stakeholder feedback

We welcome stakeholder feedback on our reporting. Should you have any comments or suggestions on this report, contact our investor relations team at: *investor.relations@anglogoldashanti.com*

### Disclaimer

*The information in this report is based on information signed off by Mr VA Chamberlain, a Competent Person who is a full-time employee of AngloGold Ashanti Limited. Mr VA Chamberlain consents to the inclusion in this report of the matters based on his information in the form and context in which it appears.*

*AngloGold Ashanti confirms that it is not aware of any new information or data that materially affects the information included in the original market announcement and, in the case of estimates of Mineral Resource or Ore Reserve, that all material assumptions and technical parameters underpinning the estimates in the relevant market announcement continue to apply and have not materially changed. The company confirms that the form and context in which the Competent Person's findings are presented have not been materially modified from the original market announcement.*

**Our 2021 reports are:**


INVESTING
in the future

<IR>
**Integrated Report**


INVESTING
in the future

<R&R>
**Mineral Resource and Ore Reserve Report**


INVESTING
in the future

<SR>
**Sustainability Report**


INVESTING
in the future

<AFS>
**Annual Financial Statements**


INVESTING
in the future

<NOM>
**Notice of Annual General Meeting and Summarised Financial Information (Notice of Meeting)**


INVESTING
IN THE FUTURE

**Reporting website**

**Navigating our <R&R>**
**This document is an interactive PDF with all active hyperlinks indicated by orange, italic font.**

# CONTENTS

# ABOUT THIS REPORT

**The Mineral Resource and Ore Reserve as at 31 December 2021 for AngloGold Ashanti Limited (AngloGold Ashanti) are reported in accordance with the minimum standards described by The South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code, 2016 edition).**

The reporting criteria, as outlined in the reporting code, have been used in the preparation of internal Competent Person reports (CPR) for each operation, from which the numbers stated in this report have been drawn. Reporting is also in accordance with Section 12.13 of the Johannesburg Stock Exchange (JSE) Limited Listings Requirements (as updated from time to time).

Information is presented in this report by operating region, country, mine and project. Topics for brief discussion include regional and country overview, introduction, geology, exploration, projects and estimation. Further to this, the following information is used to illustrate additional detail across our operations and projects:

- Location and infrastructure maps
- Legal aspects and tenure
- Geological cross-sections and maps of underground workings where applicable
- Details of average drill hole spacing and type
- Inclusive Mineral Resource and Ore Reserve
  - below infrastructure
  - by-products
  - year-on-year changes (reconciliation)
  - sensitivities
- Exclusive Mineral Resource
- Inferred Mineral Resource in annual Ore Reserve design*
- Ore Reserve modifying factors
- Grade tonnage information on the Mineral Resource
- Details of appointed Competent Persons

Although the term Mineral Reserve is used throughout the SAMREC Code, it is recognised by the SAMREC Code that the term Ore Reserve is synonymous with Mineral Reserve. AngloGold Ashanti elects to use Ore Reserve in its reporting.

AngloGold Ashanti's reporting on Exploration as well as a breakdown of the operational production performance and comparison is detailed fully in the *<IR>*. Detail on the Environmental Impact Management including funding is provided in the *<SR>* and the *<IR>*.

The Mineral Resource, as reported, is inclusive of the Ore Reserve component unless otherwise stated. Mineral Resource and Ore Reserve estimates are reported as at 31 December 2021 and are net of 2021 production depletion.

**The addresses of the professional organisations to which the Competent Persons are affiliated are provided on page 208.**

## The following should be noted in respect of the *<R&R>* report

All figures are expressed on an attributable basis unless otherwise indicated

Unless otherwise stated, $ or dollar refers to United States dollars

Locations on maps are indicative

Group and company are used interchangeably

Mine, operation and business unit are used interchangeably

Rounding off numbers may result in computational discrepancies in the Mineral Resource and Ore Reserve tabulations

To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, content for gold and silver to two decimals and copper, sulphur and molydenum content with no decimals

For terminology used in this report, please refer to the *Glossary of terms* on page 204.

Tonne: Metric tonnes (t) are used throughout this report and all ounces are Troy ounces

Moz: Refers to million ounces

Mt: Refers to million tonnes

Mlb: Refers to million pounds

* *Inferred Mineral Resource cannot be converted to Ore Reserve and is thus not stated as part of the Ore Reserve in compliance with the SAMREC Code. Inferred Mineral Resource may however have an influence on the Ore Reserve by virtue of its inclusion in the optimisation process used to define the final pit limits or underground design. Inclusion in the production schedule will also influence the cash flow and thus the viability of any project. A separate schedule is run for the Ore Reserve with any included Inferred Mineral Resource set to waste to test if it is cash positive. This indicates that the Ore Reserve is able to stand on its own and is therefore not at risk due to the Inferred Mineral Resource in the optimisation process.*

*Our philosophy is that the first two years of the business plan is covered by Ore Reserve, the first five years of the business plan has minimal Inferred Mineral Resource and that only beyond five years we allow for lower confidence material to be included in the plan. Exploration drilling to upgrade this confidence is included in the plan at the time it is required and well before the time it is mined.*

## GROUP PROFILE

# OUR FOOTPRINT


4
5
6
3
7
8
2
9
1

**Legend**

- ● Operations
- ○ Projects

### Americas

**1 Argentina**
Cerro Vanguardia (92.5%)

**2 Brazil**
Serra Grande
AGA Mineração

**3 Colombia**
Gramalote (50%) [(1)]
La Colosa
Quebradona

**4 USA**
Silicon [(2)]

### Africa

**5 Guinea**
Siguiri (85%)

**6 Ghana**
Iduapriem
Obuasi [(3)]

**7 DRC**
Kibali (45%) [(4)]

**8 Tanzania**
Geita

### Australia

**9 Australia**
Sunrise Dam
Butcher Well (70%)
Tropicana (70%)

*

*Note: Percentages indicate the ownership interest held by AngloGold Ashanti. All operations are 100%-owned unless otherwise indicated.*
*[(1)] Gramalote is managed by B2Gold*
*[(2)] Silicon has been declared as a Mineral Resource for the first time*
*[(3)] Obuasi's redevelopment project began in 2019*
*[(4)] Kibali is operated by Barrick Gold Corporation (Barrick)*



**STREAMLINED**
portfolio



**STRONGEST**
balance sheet in a decade



**RAMP UP**
at Obuasi continues



**UNLOCKING VALUE**
in Colombia

# CORPORATE GOVERNANCE

**AngloGold Ashanti reports its Mineral Resource and Ore Reserve in accordance with the minimum standards prescribed by the SAMREC Code and Section 12.13 of the JSE Listings Requirements (as updated from time to time).**

We achieve this through ensuring the principles of integrity, transparency and materiality are central to the compilation of this report and through using the reporting criteria and definitions as detailed in the SAMREC Code. Refer to *<Definitions>* in this report on page 202 for further details regarding the relationship between Exploration Results, Mineral Resource and Ore Reserve, the Table 1 and reporting on an 'if not, why not basis' in the SAMREC Code. In complying with the SAMREC Code the changes to AngloGold Ashanti's Mineral Resource and Ore Reserve have been reviewed and it was concluded that none of the changes are material to the overall valuation of the Company. AngloGold Ashanti has therefore once again resolved not to provide the detailed reporting as defined in Table 1 of the SAMREC Code, apart from the maiden Mineral Resource declaration for Silicon. The Company will however continue to provide the high level of detail it has in previous years to comply with the transparency requirements of the SAMREC Code.

Our established Mineral Resource and Ore Reserve Steering Committee (RRSC) is responsible for setting and overseeing our Mineral Resource and Ore Reserve governance framework, and for ensuring that it meets AngloGold Ashanti's goals and objectives while complying with all relevant regulatory codes. The committee's membership and terms of references are mandated under a policy document signed by the Chief Executive Officer.

The Audit and Risk Committee as well as the Investment Committee of the Company's Board of Directors (board), review the Mineral Resource and Ore Reserve and make a recommendation to the board, which provides the final approval for the publication of the Mineral Resource and Ore Reserve estimates.

The Company has developed and implemented a rigorous system of internal and external reviews aimed at providing assurance in respect of Ore Reserve and Mineral Resource estimates. In 2021, the following operations were subject to an external review in line with the policy that each operation or project will be reviewed by an independent third party on average once every three years:

| Mineral Resource and Ore Reserve at | | |
|---|---|---|
| Iduapriem | Obuasi | Kibali |
| Serra Grande | Sunrise Dam | Tropicana |

The external reviews of the Mineral Resource and Ore Reserve were conducted by SRK Consulting for the mines operated by AngloGold Ashanti. Certificates of sign-off have been received for all AngloGold Ashanti managed operations and projects to state that the Mineral Resource and Ore Reserve estimates are reported in accordance with the SAMREC Code. In the case of Kibali an independent technical review of the annual Mineral Resource and Ore Reserve estimates was undertaken by RSC Mining and Mineral Exploration on behalf of the managing partner Barrick and identified no significant flaws.

In addition, numerous internal Mineral Resource and Ore Reserve process reviews were completed by suitably qualified Competent Persons from within AngloGold Ashanti and no significant deficiencies were identified. The Mineral Resource and Ore Reserve governance framework is underpinned by appropriate Mineral Resource Management processes and protocols that ensure adequate corporate governance. These procedures have been developed to be compliant with the guiding principles of the US Sarbanes-Oxley Act of 2002 (SOX).

AngloGold Ashanti makes use of a web-based group reporting database called the Resource and Reserve Reporting System (RCubed) for the compilation and authorisation of Mineral Resource and Ore Reserve reporting. It is a fully integrated system for the reporting and reconciliation of Mineral Resource and Ore Reserve that supports various regulatory reporting requirements, including the U.S. Securities and Exchange Commission (SEC) under Subpart 1300 of Regulation S-K (Regulation S-K 1300), and the JSE under the SAMREC Code. AngloGold Ashanti uses RCubed to ensure a documented chain of responsibility exists from the Competent Persons at the operations to the Company's RRSC.

AngloGold Ashanti has also developed an enterprise-wide risk management tool that provides consistent and reliable data that allows for visibility of risks and actions across the group. This tool is used to facilitate, control and monitor material risks to the Mineral Resource and Ore Reserve, thus ensuring that the appropriate risk management and mitigation plans are in place.

Where technical experts involved in the estimation of Mineral Resource or Ore Reserve feel that their technical advice has been ignored and may represent a risk to the Mineral Resource or Ore Reserve to be published, they are obliged to inform the Mineral Resource and Ore Reserve Steering Committee in writing. AngloGold Ashanti's Whistle Blowing Policy and links can be found at *www.anglogoldashanti.com/sustainability/governance/ethics/* and can also be used if the person deems they will be compromised in the process.

## Competent Persons

The information in this report relating to Exploration Results, Mineral Resource and Ore Reserve is based on information compiled by or under the supervision of the Competent Persons as defined in the SAMREC Code. All Competent Persons are employed by AngloGold Ashanti, except for Kibali (which uses a Competent Person employed by Barrick) and have sufficient experience relevant to the style of mineralisation and type of deposit under consideration and relevant to the activity which they are undertaking. The legal tenure of each operation and project has been verified to the satisfaction of the accountable Competent Person and all the Ore Reserve has been confirmed to be covered by the required mining permits or there exists a realistic expectation that these permits will be issued. This will be detailed within this document. The Competent Persons consent to the inclusion of Exploration Results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears.

Accordingly, the Chairman of the Mineral Resource and Ore Reserve Steering Committee, Mr. VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MGSSA, FAusIMM, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities.

Mr. VA Chamberlain has 34 years' experience in exploration and mining and is employed full-time by AngloGold Ashanti and can be contacted at the following address: 112 Oxford Road, Houghton Estate, Johannesburg, 2198, South Africa.

# YEAR IN REVIEW

**AngloGold Ashanti strives to actively create value by growing its major asset – the Mineral Resource and Ore Reserve. This drive is based on active, well-defined brownfields and advanced project development programmes, innovation in both geological modelling and mine planning, and continual optimisation of the asset portfolio.**

## Price assumptions

The SAMREC Code requires the use of reasonable economic assumptions. These include long-range commodity price and exchange rate forecasts and management estimates. These are reviewed annually and are prepared in-house using a range of techniques including historic price averages. AngloGold Ashanti selects a conservative Ore Reserve price relative to its peers. This is done to fit into the strategy to include a margin in the mine planning process. The resultant plan is then valued at a higher business planning price.

The Mineral Resource sensitivities shown in the detail of this report use a base of $1,500/oz and a range of $200/oz, unless otherwise stated. The Ore Reserve sensitivities shown in the detail of this report use a base of $1,200/oz and a range of $100/oz, unless otherwise stated.

In the case of Sunrise Dam, the 2021 Ore Reserve estimate reflects that the mine is two years into a three-year "growth through exploration" phase that aims to unlock the value of the asset, with Ore Reserve growth the initial step in a move towards realising the full asset potential. The Ore Reserve has been estimated using a mine-constrained break-even cut-off determined at a $1,200/oz gold price under budget cost conditions across the six-year Ore Reserve life.

This has meant that significant marginal material was included in the plan in order to keep the plant operating at full capacity.

The Ore Reserve has been evaluated economically and shown to be cash flow positive at a $1,500/oz gold price. It is AngloGold Ashanti's opinion that there is sufficient margin between this price and the current spot price of gold for this to define an Ore Reserve.



View of the Obuasi processing plant at night

## Gold price

The following local prices of gold were used as the basis for estimation, unless otherwise stated:

| | | Local prices of gold | | | |
|---|---|---|---|---|---|
| | Gold price $/oz | Australia AUD/oz | Brazil BRL/oz | Argentina ARS/oz | Colombia COP/oz |
| 2021 Ore Reserve | 1,200 | 1,633 | 6,182 | 134,452 | 3,849,000 |
| 2020 Ore Reserve | 1,200 | 1,604 | 5,510 | 119,631 | 4,096,877 |
| 2021 Mineral Resource | 1,500 | 2,072 | 7,940 | 173,065 | 5,336,250 |
| 2020 Mineral Resource | 1,500 | 2,170 | 7,682 | 142,507 | 5,094,827 |

## Copper price

The following copper prices were used as the basis for estimation:

| | Copper price | |
|---|---|---|
| | $/lb | COP/lb |
| 2021 Ore Reserve | 2.90 | 9,302 |
| 2020 Ore Reserve | 2.65 | 9,047 |
| 2021 Mineral Resource | 3.50 | 12,451 |
| 2020 Mineral Resource | 3.30 | 11,209 |

**GOLD**

**123.2Moz** Inclusive Mineral Resource

**29.8Moz** Ore Reserve

**COPPER**

**9,384Mlb** Inclusive Mineral Resource

**3,250Mlb** Ore Reserve

# YEAR IN REVIEW CONTINUED

## Mineral Resource

### Gold

The AngloGold Ashanti Mineral Resource reduced from 124.5Moz in December 2020 to 123.2Moz in December 2021. This annual net decrease of 1.3Moz includes depletion of 2.9Moz, and relinquishment of the lease for Obuasi's Anyankyirem open pit of 0.4Moz, changes in economic assumptions of 2.3Moz and other factors of 1.4Moz (including the write off of AGA Mineração Nova Lima Sul of 0.6Moz). This decrease is partially offset by additions due to exploration and modelling changes of 5.7Moz. The Mineral Resource was estimated using a gold price of $1,500/oz, unless otherwise stated (2020: $1,500/oz).

#### Year-on-year changes

| | | Moz |
|---|---|---|
| **Mineral Resource as at 31 December 2020** | | **124.5** |
| **Disposal** | At Obuasi, the Anyankyirem open pit mining lease was relinquished. | (0.4) |
| | **Sub-total** | **124.1** |
| **Depletions** | | (2.9) |
| | **Sub-total** | **121.2** |
| **Additions** | **Due to:** | |
| Silicon | A maiden Mineral Resource was declared after the completion of a positive conceptual study based on the greenfields exploration success. | 3.4 |
| Geita | Increase due to ongoing grade control and successful exploration activities. Following a review of mining cost for 2021 the resultant reduction in cost led to further increases. | 0.9 |
| Sunrise Dam | Increase due to ongoing advanced grade control and exploration activities partially offset by minor local changes in gold price and an overall increase in costs. | 0.7 |
| Kibali | Changes were largely as a result of exploration, with gains seen from the open pits, specifically from Oere, Pamao, Karagba, Chauffeur, and Durba (KCD) and Gorumbwa as well as from the initial Inferred Mineral Resource definition of the 11000 lode in the underground. | 0.6 |
| Other | Additions less than 0.5Moz | 0.3 |
| | **Sub-total** | **127.1** |
| **Reductions** | **Due to:** | |
| Obuasi | Changes primarily due to model changes in the historic mining areas in the north of the mine which accounted for an overall reduction. | (2.2) |
| Iduapriem | New grade control drilling at Block 3W resulted in a decrease in model grade and re-interpretation of the intrusives in the deeper portions of Blocks 7 and 8 resulted in further losses. These were partially offset by lower costs resulting from a new long-term contract resulting in additions. | (0.6) |
| Other | Reductions less than 0.5Moz | (1.1) |
| **Mineral Resource as at 31 December 2021** | | **123.2** |

### Copper

The AngloGold Ashanti Mineral Resource reduced from 4.39Mt (9,677Mlb) in December 2020 to 4.26Mt (9,384Mlb) in December 2021 due to methodology changes of 0.13Mt (293Mlb). The Mineral Resource was estimated at a copper price of $3.50/lb (2020: $3.30/lb).

#### Year-on-year changes

| | | Mt | Mlb |
|---|---|---|---|
| **Mineral Resource as at 31 December 2020** | | **4.39** | **9,677** |
| **Reductions** | **Due to:** | | |
| Quebradona | Decreases resulted from the remodelling of the orebody including three new drill holes. | (0.13) | (293) |
| **Mineral Resource as at 31 December 2021** | | **4.26** | **9,384** |

# YEAR IN REVIEW CONTINUED

**AngloGold Ashanti**
**Gold Mineral Resource**


Ounces (millions)
135
130
125
120
115
110
105
100
124.5
(2.9)
7.9
(2.2)
(0.2)
(2.1)
(0.1)
(0.1)
(1.1)
(0.4)
123.2
2020
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/ disposal
2021

**AngloGold Ashanti**
**Copper Mineral Resource**


Pounds (millions)
10,000
9,500
9,000
8,500
8,000
7,500
9,677
0
0
(293)
0
0
0
0
0
0
9,384
2020
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/ disposal
2021



An employee holding a gold bar at Sunrise Dam

# YEAR IN REVIEW CONTINUED

## Ore Reserve

### Gold

The AngloGold Ashanti Ore Reserve increased from 29.7Moz in December 2020 to 29.8Moz in December 2021. This annual net increase of 0.1Moz includes additions due to exploration and modelling changes of 4.1Moz. This increase was partially offset by depletion of 2.6Moz and reductions due to other factors of 1.4Moz. The Ore Reserve was estimated using a gold price of $1,200/oz, unless otherwise stated (2020: $1,200/oz).

### Year-on-year changes

| | | Moz |
|---|---|---|
| **Ore Reserve as at 31 December 2020** | | **29.7** |
| **Depletions** | | (2.6) |
| | **Sub-total** | **27.1** |
| **Additions** | **Due to:** | |
| Iduapriem | The net increase is primarily due to the decrease in costs resulting from signing a new mining contract and operational changes. | 0.9 |
| Geita | The significant increase is mainly due to ongoing drilling exploration success resulting in larger pit designs. The open pit shell and underground slope design changes contributed to an increase of 27% and 3% to the Ore Reserve respectively. | 0.8 |
| Kibali | The increase in Ore Reserve was primarily as a result of the conversion of the 3000 and 9000 lode extensions in the KCD underground, and the addition of the Oere pit and growth in the Pamao pit due to exploration successes. The price used for pit optimisation at Pakaka and Gorumbwa also changed from $1,000/oz to $1,200/oz which contributed to the increase seen. | 0.5 |
| Sunrise Dam | The increase in the reported Ore Reserve is due to exploration success and a revised methodology for underground stope optimisation offset by more conservative extraction ratios and increased unit costs. | 0.4 |
| Other | Additions less than 0.3Moz | 0.5 |
| | **Sub-total** | **30.2** |
| **Reductions** | **Due to:** | |
| Obuasi | Operational changes primarily associated with design reviews in historically mined areas to eliminate low confidence stopes resulted in a net decrease which was partially offset by methodology changes. | (0.4) |
| Other | Reductions less than 0.3Moz | (0.0) |
| **Ore Reserve as at 31 December 2021** | | **29.8** |

### Copper

The AngloGold Ashanti Ore Reserve increased from 1.41Mt (3,105Mlb) in December 2020 to 1.47Mt (3,250Mlb) in December 2021. This gross annual increase of 0.07Mt (145Mlb) is due to methodology changes. The Ore Reserve was estimated at a copper price of $2.90/lb (2020: $2.65/lb).

### Year-on-year changes

| | | Mt | Mlb |
|---|---|---|---|
| **Ore Reserve as at 31 December 2020** | | **1.41** | **3,105** |
| **Additions** | **Due to:** | | |
| Quebradona | Result of an update in the Mineral Resource model due to three new drill holes, in addition to an upgrade in Mineral Resource classification based on conditional simulation. | 0.07 | 145 |
| **Ore Reserve as at 31 December 2021** | | **1.47** | **3,250** |

# YEAR IN REVIEW CONTINUED

**AngloGold Ashanti**
**Gold Ore Reserve**


Ounces (millions)
33
31
29
27
25
23
21
19
17
15
29.7
(2.6)
2.2
1.9
0.3
(0.3)
(0.2)
(0.2)
(1.1)
0.1
0.0
29.8
2020
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/ disposal
2021

**AngloGold Ashanti**
**Copper Ore Reserve**


Pounds (millions)
3,300
3,250
3,200
3,150
3,100
3,050
3,000
3,105
0
0
145
0
0
0
0
0
0
0
3,250
2020
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/ disposal
2021

## By-products

Several by-products will be recovered as a result of processing of the gold Ore Reserve and copper Ore Reserve. These include 0.43Mt of sulphur from Brazil, 20.5Moz of silver from Argentina and 28.1Moz of silver from Colombia. Molybdenum, at present, is not planned for recovery at Quebradona. The Quebradona process plant has been designed to treat underground ore and to produce copper concentrate with provision of space in the plant site for a molybdenum plant in the future.


INGA
RP 509
CORPO INGÁ

Production drill rig Serra Grande

# GROUP OVERVIEW

## Mineral Resource by country inclusive of Ore Reserve: gold

| | | Tonnes | Grade | Contained gold | |
|---|---|---|---|---|---|
| as at 31 December 2021 | Category | million | g/t | tonnes | Moz |
| Democratic Republic of the Congo | Measured | 21.42 | 3.84 | 82.31 | 2.65 |
| | Indicated | 41.94 | 3.18 | 133.59 | 4.29 |
| | Inferred | 10.29 | 2.70 | 27.74 | 0.89 |
| | **Total** | **73.65** | **3.31** | **243.63** | **7.83** |
| Ghana | Measured | 10.58 | 6.44 | 68.16 | 2.19 |
| | Indicated | 151.47 | 3.52 | 533.49 | 17.15 |
| | Inferred | 77.49 | 5.35 | 414.90 | 13.34 |
| | **Total** | **239.55** | **4.24** | **1,016.54** | **32.68** |
| Guinea | Measured | 17.91 | 0.63 | 11.36 | 0.37 |
| | Indicated | 114.22 | 1.03 | 117.18 | 3.77 |
| | Inferred | 60.91 | 1.15 | 70.06 | 2.25 |
| | **Total** | **193.04** | **1.03** | **198.59** | **6.38** |
| Tanzania | Measured | 6.53 | 4.48 | 29.21 | 0.94 |
| | Indicated | 53.51 | 2.34 | 125.39 | 4.03 |
| | Inferred | 30.48 | 3.32 | 101.29 | 3.26 |
| | **Total** | **90.51** | **2.83** | **255.89** | **8.23** |
| Argentina | Measured | 7.69 | 2.12 | 16.27 | 0.52 |
| | Indicated | 27.08 | 2.28 | 61.69 | 1.98 |
| | Inferred | 4.96 | 2.35 | 11.65 | 0.37 |
| | **Total** | **39.74** | **2.26** | **89.61** | **2.88** |
| United States of America | Measured | – | – | – | – |
| | Indicated | – | – | – | – |
| | Inferred | 120.44 | 0.87 | 104.96 | 3.37 |
| | **Total** | **120.44** | **0.87** | **104.96** | **3.37** |
| Brazil | Measured | 20.03 | 4.58 | 91.82 | 2.95 |
| | Indicated | 34.56 | 3.83 | 132.21 | 4.25 |
| | Inferred | 56.05 | 3.61 | 202.21 | 6.50 |
| | **Total** | **110.63** | **3.85** | **426.24** | **13.70** |
| Colombia | Measured | 86.74 | 0.50 | 43.79 | 1.41 |
| | Indicated | 1,142.11 | 0.78 | 891.32 | 28.66 |
| | Inferred | 586.42 | 0.44 | 258.05 | 8.30 |
| | **Total** | **1,815.28** | **0.66** | **1,193.16** | **38.36** |
| Australia | Measured | 56.08 | 1.35 | 75.74 | 2.44 |
| | Indicated | 58.45 | 1.73 | 101.24 | 3.26 |
| | Inferred | 50.07 | 2.53 | 126.83 | 4.08 |
| | **Total** | **164.59** | **1.85** | **303.82** | **9.77** |
| **Total** | Measured | 226.98 | 1.84 | 418.66 | 13.46 |
| | Indicated | 1,623.33 | 1.29 | 2,096.11 | 67.39 |
| | Inferred | 997.11 | 1.32 | 1,317.67 | 42.36 |
| | **Total** | **2,847.42** | **1.35** | **3,832.44** | **123.22** |

## Mineral Resource by country inclusive of Ore Reserve: copper

| | | Tonnes | Grade | Contained copper | |
|---|---|---|---|---|---|
| as at 31 December 2021 | Category | million | %Cu | tonnes million | pounds million |
| Colombia | Measured | 86.74 | 0.95 | 0.82 | 1,814 |
| | Indicated | 227.33 | 0.87 | 1.97 | 4,338 |
| | Inferred | 305.94 | 0.48 | 1.47 | 3,231 |
| | **Total** | **620.02** | **0.69** | **4.26** | **9,384** |
| **Total** | Measured | 86.74 | 0.95 | 0.82 | 1,814 |
| | Indicated | 227.33 | 0.87 | 1.97 | 4,338 |
| | Inferred | 305.94 | 0.48 | 1.47 | 3,231 |
| | **Total** | **620.02** | **0.69** | **4.26** | **9,384** |

# GROUP OVERVIEW CONTINUED

## Mineral Resource by country exclusive of Ore Reserve: gold

| | | Tonnes | Grade | Contained gold | |
|---|---|---|---|---|---|
| as at 31 December 2021 | Category | million | g/t | tonnes | Moz |
| Democratic Republic of the Congo | Measured | 7.62 | 3.19 | 24.29 | 0.78 |
| | Indicated | 19.82 | 2.76 | 54.63 | 1.76 |
| | Inferred | 10.29 | 2.70 | 27.74 | 0.89 |
| | **Total** | **37.74** | **2.83** | **106.66** | **3.43** |
| Ghana | Measured | 4.09 | 5.27 | 21.55 | 0.69 |
| | Indicated | 67.20 | 3.55 | 238.27 | 7.66 |
| | Inferred | 77.50 | 5.35 | 414.90 | 13.34 |
| | **Total** | **148.78** | **4.54** | **674.72** | **21.69** |
| Guinea | Measured | – | – | – | – |
| | Indicated | 64.26 | 1.12 | 71.81 | 2.31 |
| | Inferred | 60.91 | 1.15 | 70.06 | 2.25 |
| | **Total** | **125.17** | **1.13** | **141.87** | **4.56** |
| Tanzania | Measured | 1.44 | 4.49 | 6.47 | 0.21 |
| | Indicated | 28.18 | 2.06 | 58.15 | 1.87 |
| | Inferred | 30.48 | 3.32 | 101.29 | 3.26 |
| | **Total** | **60.10** | **2.76** | **165.92** | **5.33** |
| Argentina | Measured | 4.33 | 2.66 | 11.53 | 0.37 |
| | Indicated | 19.73 | 2.15 | 42.41 | 1.36 |
| | Inferred | 4.96 | 2.35 | 11.65 | 0.37 |
| | **Total** | **29.03** | **2.26** | **65.58** | **2.11** |
| United States of America | Measured | – | – | – | – |
| | Indicated | – | – | – | – |
| | Inferred | 120.44 | 0.87 | 104.96 | 3.37 |
| | **Total** | **120.44** | **0.87** | **104.96** | **3.37** |
| Brazil | Measured | 14.81 | 4.58 | 67.78 | 2.18 |
| | Indicated | 22.99 | 3.17 | 72.82 | 2.34 |
| | Inferred | 55.54 | 3.63 | 201.60 | 6.48 |
| | **Total** | **93.35** | **3.67** | **342.20** | **11.00** |
| Colombia | Measured | 45.15 | 0.37 | 16.93 | 0.54 |
| | Indicated | 992.73 | 0.79 | 782.13 | 25.15 |
| | Inferred | 586.42 | 0.44 | 258.05 | 8.30 |
| | **Total** | **1,624.30** | **0.65** | **1,057.11** | **33.99** |
| Australia | Measured | 29.92 | 1.25 | 37.49 | 1.21 |
| | Indicated | 33.13 | 1.42 | 47.21 | 1.52 |
| | Inferred | 50.07 | 2.53 | 126.83 | 4.08 |
| | **Total** | **113.12** | **1.87** | **211.52** | **6.80** |
| **Total** | Measured | 107.37 | 1.73 | 186.05 | 5.98 |
| | Indicated | 1,248.04 | 1.10 | 1,367.43 | 43.96 |
| | Inferred | 996.61 | 1.32 | 1,317.06 | 42.34 |
| | **Total** | **2,352.02** | **1.22** | **2,870.53** | **92.29** |

## Mineral Resource by country exclusive of Ore Reserve: copper

| | | Tonnes | Grade | Contained copper | |
|---|---|---|---|---|---|
| as at 31 December 2021 | Category | million | %Cu | tonnes million | pounds million |
| Colombia | Measured | 45.15 | 0.69 | 0.31 | 684 |
| | Indicated | 148.91 | 0.68 | 1.01 | 2,218 |
| | Inferred | 305.94 | 0.48 | 1.47 | 3,231 |
| | **Total** | **500.01** | **0.56** | **2.78** | **6,134** |
| **Total** | Measured | 45.15 | 0.69 | 0.31 | 684 |
| | Indicated | 148.91 | 0.68 | 1.01 | 2,218 |
| | Inferred | 305.94 | 0.48 | 1.47 | 3,231 |
| | **Total** | **500.01** | **0.56** | **2.78** | **6,134** |

# GROUP OVERVIEW CONTINUED

## Ore Reserve by country: gold

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| Democratic Republic of the Congo | Proved | 14.35 | 3.76 | 54.01 | 1.74 |
| | Probable | 23.04 | 3.50 | 80.71 | 2.59 |
| | **Total** | **37.40** | **3.60** | **134.72** | **4.33** |
| Ghana | Proved | 6.88 | 5.57 | 38.34 | 1.23 |
| | Probable | 83.32 | 3.59 | 299.46 | 9.63 |
| | **Total** | **90.20** | **3.75** | **337.80** | **10.86** |
| Guinea | Proved | 17.91 | 0.63 | 11.36 | 0.37 |
| | Probable | 49.80 | 0.80 | 39.67 | 1.28 |
| | **Total** | **67.72** | **0.75** | **51.03** | **1.64** |
| Tanzania | Proved | 2.19 | 1.30 | 2.84 | 0.09 |
| | Probable | 27.52 | 2.89 | 79.45 | 2.55 |
| | **Total** | **29.71** | **2.77** | **82.29** | **2.65** |
| Argentina | Proved | 4.19 | 2.04 | 8.54 | 0.27 |
| | Probable | 8.12 | 2.08 | 16.88 | 0.54 |
| | **Total** | **12.31** | **2.07** | **25.42** | **0.82** |
| Brazil | Proved | 6.93 | 3.10 | 21.45 | 0.69 |
| | Probable | 13.15 | 3.67 | 48.29 | 1.55 |
| | **Total** | **20.07** | **3.47** | **69.74** | **2.24** |
| Colombia | Proved | – | – | – | – |
| | Probable | 182.47 | 0.74 | 134.43 | 4.32 |
| | **Total** | **182.47** | **0.74** | **134.43** | **4.32** |
| Australia | Proved | 26.41 | 1.46 | 38.43 | 1.24 |
| | Probable | 25.31 | 2.13 | 54.04 | 1.74 |
| | **Total** | **51.73** | **1.79** | **92.47** | **2.97** |
| **Total** | Proved | 78.86 | 2.22 | 174.97 | 5.63 |
| | Probable | 412.74 | 1.82 | 752.93 | 24.21 |
| | **Total** | **491.60** | **1.89** | **927.90** | **29.83** |

## Ore Reserve by country: copper

| as at 31 December 2021 | Category | Tonnes million | Grade %Cu | Contained copper tonnes million | Contained copper pounds million |
|---|---|---|---|---|---|
| Colombia | Proved | – | – | – | – |
| | Probable | 120.01 | 1.23 | 1.47 | 3,250 |
| | **Total** | **120.01** | **1.23** | **1.47** | **3,250** |
| **Total** | Proved | – | – | – | – |
| | Probable | 120.01 | 1.23 | 1.47 | 3,250 |
| | **Total** | **120.01** | **1.23** | **1.47** | **3,250** |

*"The information in this report relating to Exploration Results, Mineral Resource and Ore Reserve is based on information compiled by or under the supervision of the Competent Persons as defined in the SAMREC Code."*

# GROUP OVERVIEW CONTINUED



Blast hole drilling at Tropicana

# GROUP OVERVIEW CONTINUED

## Reconciliation of gold Mineral Resource (gold content Moz)

| as at 31 December 2021 | Previous year | Depletion | Exploration | Methodology | Price | Cost | Geotechnical | Metallurgical | Other |
|---|---|---|---|---|---|---|---|---|---|
| **Africa region** | | | | | | | | | |
| Kibali | 7.63 | (0.44) | 0.55 | (0.01) | – | 0.10 | – | – | – |
| Iduapriem | 6.68 | (0.23) | 0.35 | (1.15) | – | 0.44 | – | – | (0.20) |
| Obuasi | 29.52 | (0.09) | (0.01) | (2.19) | – | – | – | – | – |
| Siguiri | 6.96 | (0.42) | 0.68 | 0.03 | – | (0.83) | – | (0.05) | 0.01 |
| Geita | 7.92 | (0.56) | 0.50 | 0.24 | – | 0.18 | – | (0.01) | (0.04) |
| **Total** | **58.72** | **(1.74)** | **2.06** | **(3.09)** | **–** | **(0.11)** | **–** | **(0.06)** | **(0.23)** |
| **Americas region** | | | | | | | | | |
| Cerro Vanguardia | 3.33 | (0.15) | 0.06 | (0.00) | – | (0.34) | – | – | (0.02) |
| Silicon | – | – | 3.37 | – | – | – | – | – | – |
| AGA Mineração | 10.55 | (0.36) | 0.50 | 0.85 | – | (0.76) | (0.00) | (0.03) | (0.87) |
| Serra Grande | 3.69 | (0.12) | 0.50 | (0.02) | – | (0.15) | (0.08) | – | – |
| Gramalote | 3.01 | – | – | – | – | – | – | – | – |
| La Colosa | 28.33 | – | – | – | – | – | – | – | – |
| Quebradona | 7.13 | – | – | (0.11) | – | – | – | – | – |
| **Total** | **56.04** | **(0.63)** | **4.43** | **0.71** | **–** | **(1.24)** | **(0.08)** | **(0.03)** | **(0.88)** |
| **Australia region** | | | | | | | | | |
| Sunrise Dam | 4.11 | (0.26) | 1.17 | 0.11 | (0.17) | (0.39) | – | – | – |
| Butcher Well | 0.27 | – | 0.06 | 0.00 | (0.01) | (0.00) | – | – | – |
| Tropicana | 5.35 | (0.30) | 0.17 | 0.02 | – | (0.38) | – | – | – |
| **Total** | **9.73** | **(0.56)** | **1.40** | **0.13** | **(0.17)** | **(0.77)** | **–** | **–** | **–** |
| **Grand total** | **124.50** | **(2.93)** | **7.89** | **(2.24)** | **(0.17)** | **(2.12)** | **(0.08)** | **(0.09)** | **(1.11)** |

## Reconciliation of copper Mineral Resource (copper content Mlb)

| as at 31 December 2021 | Previous year | Depletion | Exploration | Methodology | Price | Cost | Geotechnical | Metallurgical | Other |
|---|---|---|---|---|---|---|---|---|---|
| **Americas region** | | | | | | | | | |
| Quebradona | 9,677 | – | – | (293) | – | – | – | – | – |
| **Total** | **9,677** | **–** | **–** | **(293)** | **–** | **–** | **–** | **–** | **–** |
| **Grand total** | **9,677** | **–** | **–** | **(293)** | **–** | **–** | **–** | **–** | **–** |

# GROUP OVERVIEW CONTINUED

| Acquisition/ disposal | Current year | Net diff | % | Comments |
|---|---|---|---|---|
| | | | | |
| – | 7.83 | 0.20 | 3 | Changes were largely as a result of exploration, with gains seen from the open pits, specifically from Oere, Pamao, KCD and Gorumbwa as well as from the initial Inferred Mineral Resource definition of the 11000 lode in the underground. |
| – | 5.88 | (0.80) | (12) | Significant reductions due to model changes occurred at Blocks 7 and 8 and Block 3W. Re-interpretation of the dyke width and strike extent occurred in the deeper portions of Blocks 7 and 8 after the completion of new exploration drilling. Closer spaced grade control drilling at Block 3W resulted in a decrease in model grades. This resulted in lower volumes in the new optimised shell and subsequent ounce loss. Lower costs resulting from a new long-term contract resulted in additions. |
| (0.43) | 26.80 | (2.72) | (9) | The decrease is largely due to model changes and the relinquishment of the Anyankyirem open pit. The model changes came primarily from Adansi, Côte d'Or and Block 14 which are in the historic mining areas in the north of the mine, where a review of the geological interpretation had been completed on the back end of data capture and validation exercises of all the historic information. |
| – | 6.38 | (0.58) | (8) | Increases due to exploration and model changes at Kami were offset by mining cost increases and depletion, resulting in a net reduction of Mineral Resource. |
| – | 8.23 | 0.30 | 4 | Significant increases occurred in Nyamulilima Cuts 1 and 2 due to exploration infill drilling in the deeper portions of the planned cutback. Additional increases were seen at Nyankanga underground due to model changes. Cost decreases in the mine planning assumptions resulted in some of the optimised pit shells increasing in volume. |
| **(0.43)** | **55.13** | **(3.60)** | **(6)** | |
| | | | | |
| – | 2.88 | (0.45) | (13) | The changes were largely due to an increase in mining costs resulting in an increased cut-off grade and a reduction in both open pit and underground Mineral Resource. |
| – | 3.37 | 3.37 | 100 | The maiden Mineral Resource is as a result of successful greenfields exploration. The publication is supported by an open pit optimisation at $1,500/oz to demonstrate the reasonable prospect of eventual economic extraction. Gold and silver Mineral Resource are based on the outcomes of the conceptual study. |
| – | 9.89 | (0.66) | (6) | Exploration additions reflect increases for the quartz vein satellite orebody in Carruagem, Arco da Velha , Descoberto for Cuiabá and Lamego, with some additions also at Córrego do Sítio (CdS) in Pinta Bem, Sangue de Boi and Carvoaria. Methodology additions related to model changes due to grade control drilling is offset by increased costs. The write off of the Nova Lima Sul (Raposos Mine) resulted in a further reduction, while exclusions of some skin pillars or underbreak material at Cuiabá and Lamego resulted in a further decrease. |
| – | 3.82 | 0.12 | 3 | Exploration additions occurred at Ingá, Mina III, Mangaba and Angicão offset by minor changes in methodology and cost increases as well as minor geotechnical exclusions. |
| – | 3.01 | – | – | No changes compared to 2020. |
| – | 28.33 | – | – | No changes compared to 2020. |
| – | 7.02 | (0.11) | (2) | Decreases resulted from the remodelling of the orebody including three new drill holes. |
| **–** | **58.32** | **2.28** | **4** | |
| | | | | |
| – | 4.58 | 0.46 | 11 | Increase due to ongoing advanced grade control and exploration activities offset by minor local changes in gold price and an overall increase of costs. |
| – | 0.33 | 0.05 | 20 | The current Mineral Resource estimate is slightly higher than the previous estimate, with the majority of the change due to a refined geological model. A decrease in the Mineral Resource gold price somewhat offset the increase. |
| – | 4.86 | (0.48) | (9) | The decrease in Mineral Resource resulted from of a combination of depletion and cost, offset partially by increases in exploration success at Boston Shaker. |
| **–** | **9.77** | **0.03** | **0** | |
| **(0.43)** | **123.22** | **(1.28)** | **(1)** | |

| Acquisition/ disposal | Current year | Net diff | % | Comments |
|---|---|---|---|---|
| | | | | |
| – | 9,384 | (293) | (3) | Decreases resulted from the remodelling of the orebody including three new drill holes. |
| **–** | **9,384** | **(293)** | **(3)** | |
| **–** | **9,384** | **(293)** | **(3)** | |

# GROUP OVERVIEW CONTINUED

### Reconciliation of gold Ore Reserve (gold content Moz)

| as at 31 December 2021 | Previous year | Depletion | Exploration | Methodology | Price | Cost | Geotechnical | Metallurgical |
|---|---|---|---|---|---|---|---|---|
| **Africa region** | | | | | | | | |
| Kibali | 4.25 | (0.41) | 0.37 | – | 0.14 | (0.00) | 0.00 | – |
| Iduapriem | 1.91 | (0.22) | 0.22 | (0.16) | – | 0.71 | – | – |
| Obuasi | 8.73 | (0.09) | – | 1.20 | – | – | – | – |
| Siguiri | 1.89 | (0.28) | 0.08 | 0.28 | – | (0.35) | – | (0.20) |
| Geita | 2.34 | (0.51) | 0.64 | – | – | 0.02 | – | 0.00 |
| **Total** | **19.12** | **(1.50)** | **1.31** | **1.31** | **0.14** | **0.38** | **0.00** | **(0.19)** |
| **Americas region** | | | | | | | | |
| Cerro Vanguardia | 0.95 | (0.17) | 0.01 | 0.09 | – | (0.04) | (0.03) | (0.01) |
| AGA Mineração | 1.73 | (0.31) | 0.32 | 0.01 | – | (0.15) | (0.02) | (0.01) |
| Serra Grande | 0.63 | (0.08) | 0.02 | (0.02) | – | (0.02) | (0.00) | – |
| Gramalote | 1.72 | – | – | – | – | – | – | – |
| Quebradona | 2.49 | – | – | 0.11 | – | – | – | – |
| **Total** | **7.52** | **(0.56)** | **0.35** | **0.20** | **–** | **(0.21)** | **(0.04)** | **(0.02)** |
| **Australia region** | | | | | | | | |
| Sunrise Dam | 1.15 | (0.24) | 0.42 | 0.45 | 0.00 | (0.34) | (0.16) | (0.01) |
| Tropicana | 1.89 | (0.28) | 0.10 | (0.01) | 0.11 | (0.09) | (0.01) | 0.01 |
| **Total** | **3.04** | **(0.52)** | **0.52** | **0.44** | **0.11** | **(0.43)** | **(0.16)** | **0.00** |
| **Grand total** | **29.67** | **(2.58)** | **2.18** | **1.95** | **0.26** | **(0.26)** | **(0.20)** | **(0.21)** |

### Reconciliation of copper Ore Reserve (copper content Mlb)

| as at 31 December 2021 | Previous year | Depletion | Exploration | Methodology | Price | Cost | Geotechnical | Metallurgical |
|---|---|---|---|---|---|---|---|---|
| **Americas region** | | | | | | | | |
| Quebradona | 3,105 | – | – | 145 | – | – | – | – |
| **Total** | **3,105** | **–** | **–** | **145** | **–** | **–** | **–** | **–** |
| **Grand total** | **3,105** | **–** | **–** | **145** | **–** | **–** | **–** | **–** |

# GROUP OVERVIEW CONTINUED

| Operational | Other | Acquisition/ disposal | Current year | Net diff | % | Comments |
|---|---|---|---|---|---|---|
| | | | | | | |
| – | (0.02) | – | 4.33 | 0.08 | 2 | The increase in Ore Reserve was primarily as a result of the conversion of the 3000 and 9000 lode extensions in the KCD underground and the addition of the Oere pit and growth in the Pamao pit due to exploration successes. The price used for pit optimisation at Pakaka and Gorumbwa also changed from $1,000/oz to $1,200/oz which contributed to the increase seen. |
| 0.14 | – | – | 2.60 | 0.69 | 36 | The net increase is primarily due to the decrease in costs resulting from signing a new mining contract and operational changes. |
| (1.58) | – | – | 8.26 | (0.47) | (5) | Operational changes primarily associated with design reviews in historically mined areas to eliminate low confidence stopes resulted in a net decrease. This was offset partially by methodology change due to geological re-interpretation and revision of estimation parameters in Adansi resulting in additions to the Ore Reserve. |
| (0.00) | 0.22 | – | 1.64 | (0.25) | (13) | The decrease was primarily due to an increase in cost, and a decrease in fresh and transitional metallurgical recoveries. This was offset partially by revised modelling at Kami Mineral Resource and a maiden Kami extension Ore Reserve. |
| 0.25 | (0.09) | – | 2.65 | 0.31 | 13 | The significant increase is mainly due to ongoing drilling exploration success resulting in larger pit designs. The open pit shell and underground slope design changes contributed to an increase of 27% and 3% to the Ore Reserve respectively. |
| **(1.19)** | **0.11** | **–** | **19.48** | **0.36** | **2** | |
| | | | | | | |
| – | – | – | 0.82 | (0.14) | (14) | The net decrease was mainly due to depletion, minor cost changes offset by revisions to methodology. |
| 0.07 | 0.04 | – | 1.69 | (0.05) | (3) | Cost increases resulted in changes in design and some remnant areas being added at Cuiabá. The Lamego and CdS Ore Reserve remain constant and there was a marginal increase in the Ore Reserve at Cuiabá. |
| 0.03 | – | – | 0.55 | (0.07) | (12) | The net decrease was due to depletion, cost changes and some revisions to methodology. |
| – | – | – | 1.72 | – | – | No changes compared to 2020. |
| – | – | – | 2.60 | 0.11 | 5 | Result of an update in the Mineral Resource model due to three new drill holes, in addition to an upgrade in Mineral Resource classification based on conditional simulation. |
| **0.09** | **0.04** | **–** | **7.38** | **(0.14)** | **(2)** | |
| | | | | | | |
| 0.02 | – | – | 1.31 | 0.16 | 14 | The increase in the reported Ore Reserve is due to exploration success and a revised methodology for underground stope optimisation offset by more conservative extraction ratios and increased unit costs. |
| (0.05) | – | – | 1.67 | (0.22) | (12) | Increases due to exploration and price are largely balanced by decreases due to cost and operational changes. |
| **(0.03)** | **–** | **–** | **2.97** | **(0.06)** | **(2)** | |
| **(1.12)** | **0.14** | **–** | **29.83** | **0.16** | **1** | |

| Operational | Other | Acquisition/ disposal | Current year | Net diff | % | Comments |
|---|---|---|---|---|---|---|
| | | | | | | |
| – | – | – | 3,250 | 145 | 5 | Result of an update in the Mineral Resource model due to three new drill holes, in addition to an upgrade in Mineral Resource classification based on conditional simulation. |
| **–** | **–** | **–** | **3,250** | **145** | **5** | |
| **–** | **–** | **–** | **3,250** | **145** | **5** | |


Guinea
1
2
Ghana
3
DRC
4
Tanzania
● Operation ○ Project
0 2,000km



**Legend:**
1 Guinea, Siguiri (85%) 2 Ghana, Iduapriem / Obuasi [1]
3 DRC, Kibali (45%) [2] 4 Tanzania, Geita

*[1] Obuasi's redevelopment project began in 2019*
*[2] Kibali is operated by Barrick*

# REGIONAL OVERVIEW

## AFRICA

### Contribution to regional production


26
14
8
18
34
%
Kibali
Iduapriem
Obuasi
Siguiri
Geita



**57%**

Contribution to group production

### Key statistics

| | Units | 2021 | 2020 | 2019 |
|---|---|---|---|---|
| **Operational performance** | | | | |
| Tonnes treated/milled | Mt | **24.7** | 23.9 | 26.6 |
| Recovered grade | oz/t | **0.052** | 0.058 | 0.052 |
| | g/t | **1.79** | 1.99 | 1.80 |
| Gold production | 000oz | **1,419** | 1,603 | 1,538 |
| Total cash costs | $/oz | **904** | 757 | 759 |
| All-in sustaining costs | $/oz | **1,161** | 935 | 896 |
| Capital expenditure | $m | **506** | 397 | 410 |

# REGIONAL OVERVIEW CONTINUED
## Africa

### Contribution to group Mineral Resource


68.1
Moz
55.1
Africa
Rest of AngloGold Ashanti

### Contribution to group Ore Reserve


10.4
Moz
19.5
Africa
Rest of AngloGold Ashanti

**As at December 2021, the Mineral Resource (inclusive of Ore Reserve) for the Africa region was 55.1Moz (2020: 58.7Moz) and the Ore Reserve 19.5Moz (2020: 19.1Moz).**

This is equivalent to 45% and 65% of the group's Mineral Resource and Ore Reserve respectively. Combined production from these operations totalled 1,419Moz of gold in 2021, or 57% of group production.

AngloGold Ashanti has five mining operations within the Africa region:

- Kibali in the DRC, a joint venture (JV) with Barrick and Société Minère de Kilo-Moto (SOKIMO), the state-owned gold mining company
- Iduapriem in Ghana
- Obuasi in Ghana
- Siguiri in Guinea, with AngloGold Ashanti holding 85% ownership, and the remaining 15% owned by the government of Guinea
- Geita in Tanzania

Mining is from both open pit and underground, with Obuasi being an underground mine, Iduapriem and Siguiri being open pit mines, and Kibali and Geita being a combination of open pit and underground mines.

### Africa Mineral Resource
Per operation/project (Moz)


2020
2021
35
30
25
20
15
10
5
0
Iduapriem 6.68 5.88
Siguiri 6.96 6.38
Kibali 7.63 7.83
Geita 7.92 8.23
Obuasi 29.52 26.80

### Africa Ore Reserve
Per operation/project (Moz)


2020
2021
10
9
8
7
6
5
4
3
2
1
0
Siguiri 1.89 1.64
Iduapriem 1.91 2.60
Geita 2.34 2.65
Kibali 4.25 4.33
Obuasi 8.73 8.26



Gold pouring at Geita

# REGIONAL OVERVIEW CONTINUED
## Africa

### Inclusive Mineral Resource

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| Africa | Measured | 56.44 | 3.38 | 191.03 | 6.14 |
| | Indicated | 361.14 | 2.52 | 909.64 | 29.25 |
| | Inferred | 179.17 | 3.43 | 613.98 | 19.74 |
| | **Total** | **596.75** | **2.87** | **1,714.66** | **55.13** |

### Exclusive Mineral Resource

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| Africa | Measured | 13.16 | 3.98 | 52.32 | 1.68 |
| | Indicated | 179.46 | 2.36 | 422.86 | 13.60 |
| | Inferred | 179.17 | 3.43 | 613.98 | 19.74 |
| | **Total** | **371.79** | **2.93** | **1,089.15** | **35.02** |

### Ore Reserve

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| Africa | Proved | 41.33 | 2.58 | 106.54 | 3.43 |
| | Probable | 183.69 | 2.72 | 499.29 | 16.05 |
| | **Total** | **225.02** | **2.69** | **605.84** | **19.48** |



Kibali processing plant at night


DRC
Kisangani
Bunia
Kinshasa
Lubumbashi
Operation
0
300km



**Legend:**

**1** **Kibali** (45%) [1]

[1] *Kibali is operated by Barrick*

# DEMOCRATIC REPUBLIC OF THE CONGO

## Africa

**Kibali, one of the largest gold mines in Africa, is situated in the DRC, adjacent to the town of Doko and 210km from Arua on the Ugandan border. Kibali is co-owned by AngloGold Ashanti (45%), Barrick (45%) following its merger with Randgold Resources Limited, and SOKIMO (10%), a state-owned gold mining company.**

The consolidated lease is made up of ten mining concessions. The metallurgical plant comprises a twin-circuit sulphide and oxide plant with conventional carbon-in-leach (CIL), including gravity recovery as well as a float and ultra-fine grind circuit.

Barrick operates the mine which comprises both open pit and underground operations.

Attributable production from the DRC was 365koz of gold in 2021, or 26% of the region's production.

As at December 2021, the Mineral Resource (inclusive of Ore Reserve) for the DRC was 7.8Moz (2020: 7.6Moz) and the Ore Reserve was 4.3Moz (2020: 4.2Moz).

**Inclusive Mineral Resource**


0.9
2.6
4.3
Moz
Measured
Indicated
Inferred

**Exclusive Mineral Resource**


0.9
0.8
1.8
Moz
Measured
Indicated
Inferred

**Ore Reserve**


1.7
2.6
Moz
Proved
Probable

# KIBALI
## Africa

### Introduction

**Property description**

The Kibali Mine is a gold mining, milling and exploration project. Operations currently focus on open pit and underground mining. Development of the underground mine commenced in 2013 and production of the underground ramped up to 3.8Mt in 2021. Initial production was via a twin decline from surface. From 2018 onwards, the majority of ore was hoisted up the shaft. The decline is used to haul some of the shallower zones and to supplement shaft haulage. Kibali is co-owned by AngloGold Ashanti (45%), Barrick (45%) following its merger with Randgold Resources Limited, and SOKIMO (10%), a state-owned gold mining company.

**Location**

Kibali is located in the northeastern part of the DRC near the international borders with Uganda and South Sudan. The mine is located adjacent to the village of Doko, which is located to the west of the lease area. Kibali is approximately 210km by road from Arua and immediately north of the district capital of Watsa. The operational area falls within the administrative territory of Watsa in Haut Uélé province.

**History**

On 15 October 2009, AngloGold Ashanti acquired a 50% indirect interest in Moto Goldmines Limited through a JV with Randgold, with Moto holding a 70% stake in Kibali and the balance (30%) being held by the DRC parastatal, SOKIMO. On 21 December 2009, Randgold and AngloGold Ashanti increased their JV interest in Kibali to 90%, while SOKIMO retained a 10% holding. On 2 January 2019, Randgold merged with Barrick, and the JV is now with the combined company, trading as Barrick.

The first gold was poured in September 2013 from the open pit operations and development of the underground mine commenced in the same year. First underground ore from development was also mined in 2013 and stoping began in 2015. Initial production was truck hauled by a twin decline to surface. In 2017, the haulage shaft (740m deep) and materials handling system were commissioned.

**Legal aspects and tenure**

Currently, there are no significant encumbrances to the property. Kibali was granted ten exploitation permits under the DRC mining code, eight of which are valid until 2029 and two of which are valid until 2030. The Mineral Resource and Ore Reserve are covered by exploitation permits (11447, 11467, 11468,11469, 11470, 11471, 11472, 5052, 5073, and 5088) totalling 1,836km².

**Mining method**

The operation comprises both open pit and underground mining. The open pit mining is carried out using conventional drill, blast, load and haul surface mining methods. The mining is conducted by a contractor, Kibali Mining Services, a local subsidiary of DTP Terrassement, using either free-dig or drill and blast.

For the underground operation, longitudinal, transverse primary or secondary stoping and advancing face stoping methods with paste backfill are used as the mining methods.

**Operational infrastructure**

Infrastructure in the DRC is generally poor as a result of limited investment in maintenance, upgrades and extensions of the road networks established during colonial times. The mine site is located within 160km of the border with Uganda and all transport links take place through Uganda to Kenya or Tanzania. Surface infrastructure associated with the overall Kibali operation includes a processing plant, tailings storage facility (TSF), camp, airstrip, workshops and offices. Power to the mine is self-generated by a combination of hydroelectric and diesel generators.

**Mineral processing**

The current processing plant can treat both oxide and fresh sulphide material and uses flotation with ultra-fine grind of the flotation concentrate, a treatment that is required for the sulphide ore type before leaching. Kibali has a processing operation capable of producing an average of 600kozpa, designed to treat 7.2Mtpa but ongoing improvements have achieved performance beyond the design capacity successively since 2017.

**Risks**

There are no known significant risks or uncertainties that will impact the Mineral Resource and Ore Reserve estimates.

An independent external review of the Mineral Resource and Ore Reserve was undertaken in 2021 by RSC Mining and Mineral Exploration on behalf of the managing partner Barrick and found no significant flaws.

# KIBALI CONTINUED
## Africa

**Map showing Kibali Gold Mine infrastructure and licences, with the total mining lease area insert shown in the top right corner. The coordinates of the mine, as represented by the plant, are depicted on the map and are in the Universal Transverse Mercator (UTM) coordinate system.**



to Doko
Insert: Total mining lease area
0
10
20km
Licences
Mining
Mine infrastructure
Pits
Plant
Stockpiles
TSF
Waste dumps
Undergroung access
Planned infrastructure
Pits
Waste dumps
Settlements
Towns
Villages
Roads
Main
Secondary
Airfield
Insert
Total mining lease area
Map zoomed in area
N
Ikamva
Kalimva
Mofu
Mengu Hill
Mengu
Sayi
Megi
Marakeke
Pamao
Gimbia
Pakaka
Ndala
Aerodrome
Mine town
Kombokolo
Gorumbwa
KCD
KCD portal and shaft
Sessenge
Memekazi
Mandungu
Plant centroid co-ordinates
3°6'50"N, 29°35'31"E
0
1
2
3km

# KIBALI CONTINUED
## Africa

### SW-NE View across the KCD and Sessenge models with the pit and underground mine design, elevation in metres above mean sea level (AMSL)


KCD Pit
Sessenge Pit
5850 L
5700 L
5550 L
5400 L
5250 L
5100 L
4950 L
4800 L
SW
NE
2021: 3000 Lode
Ore Reserve Extension
Open Down plunge opportunity
2021: 9000 Lode
Ore Reserve Extension
Haulage Level
5210 rL
300m
2021: 5000 Lode
Ore Reserve Extension
2021: 11000 Lode
Mineral Resource
Conversion Target
3000 Lode
5000 Lode
9000 Lode
11000 Lode
Actual Development
Development Design

## Geology

### Deposit type

Deposits of the Kibali district are located in the Archaean Moto Greenstone Belt bound to the north by the West Nile Gneiss and to the south by plutonic rocks of the Watsa district. The belt comprises three lithostratigraphically distinct blocks. The eastern portion of the belt comprises psammopelitic schists, amphibolite, banded iron formation (BIF), and gneissic granitoid sills metamorphosed under upper greenschist to low-mid-amphibolite facies conditions. Relative weakly foliated basalts, cherts, siliciclastic rocks, dacitic volcanoclastic rocks, and carbonaceous argillite metamorphosed under mid-to-upper greenschist facies conditions comprise the central and westernmost parts of the belt. Granitoid plutons, aged ca. 2,460Ma, intrude these rocks. A thick package of immature sandstone, gritstone, conglomerate, and probably acid tuffs forms much of the western part of the belt, including the host rocks to KCD, the largest deposit discovered to date within the belt. Radiometric dating indicates these siliciclastic rocks were deposited during a belt-wide basin extension event between ca. 2,629Ma and 2,626Ma with much of the detritus derived from adjacent older parts of the belt.

Boundaries between these lithostratigraphic blocks represent important exploration targets.

The main Kibali deposit consists of a combination of the KCD deposits. Currently, only the KCD deposits host an underground Ore Reserve and this constitutes 76% of the total Kibali Ore Reserve.

### Mineralisation style

Gold deposits of the Kibali district are classified as Archaean orogenic gold deposits. At Kibali, the gold deposits are largely hosted in siliciclastic rocks, BIF and chert that were metamorphosed under greenschist facies conditions. Ore-forming $H_2O$-$CO_2$-rich fluids migrated along a linked network of gently northeast-dipping shears and northeast to north-northeast plunging fold axes that are commonly referred to as the KZ Trend. The richly mineralised KZ Trend appears to have initiated as an extensional fault system along the boundary between the relatively young basin in the western part of the belt and older rocks to the east. Mineralisation occurred during the later stages of subsequent regional contractional deformation which resulted in inversion of the basin and the development of reverse faults and folds. Ongoing deformation during hydrothermal activity resulted in the development of lodes in a variety of related structural settings within the KZ Trend. The source(s) of metal and fluids, which formed the deposits remain unknown, but metamorphic devolatilisation reactions within the supracrustal rocks of the Moto Greenstone Belt and/or deeper fluid and metal sources may have contributed.

### Mineralisation characteristics

Mineralisation characteristics of the gold deposits of the Kibali district are associated with halos of quartz, ankerite and sericite (ACSA-A alteration) that extend for tens to hundreds of metres into the adjacent rocks. This widespread ACSA-A alteration assemblage is superimposed on older greenschist facies metamorphic assemblages. Locally, in the vicinity of the main mineralised zones, ACSA-A alteration is overprinted by ankerite-sideritepyrite alteration (ACSA-B) that hosts the ore. Gold is directly associated with the ACSA-B alteration assemblage. In smaller peripheral deposits a late chlorite, carbonate, pyrite assemblage is associated with the ore rather than the ACSA-B assemblage, implying a districtwide zonation of mineral assemblages along and across the mineralised KZ Trend. Zones of auriferous ACSA-B alteration are commonly developed along the margins of BIF, or contacts between chert, carbonaceous phyllite and BIF. Mineralised rocks in the Kibali district typically lack significant infill quartz rich veins, unlike many other orogenic gold deposits. Gold is instead associated with pyrite in zones of alteration that replaced

# KIBALI CONTINUED
## Africa

the earlier mineralogy of the host rocks. Local remobilisation and upgrading of ACSA-B related ore occurred adjacent to the margins of some post-ore cross-cutting chlorite, carbonate, pyrite and magnetite-altered diorite dykes.

The location of the individual lodes within the KCD deposit are intimately controlled by the position, shape and orientation of a series of gently northeast-plunging tight to isoclinal folds. The ACSA-A alteration developed during the formation of these folds, and the sericite foliation which is an integral part of the ACSA-A assemblage formed parallel to their axial planes. Zones of later auriferous ACSA-B alteration developed along the axes, limbs, and more rarely the axial planes of these folds, locally wrapping around the hinges of the folds to form elongate northeast-plunging concave-shaped rods. ACSA-B alteration is also commonly focused along the margins of more extensive BIFs, indicating a stratigraphic as well as structural control to the distribution of ore, both within KCD, and the wider KZ Trend. Shear zones that were active during folding are a third key structural control on the location of ore within KCD and the wider KZ Trend.

At KCD a folded carbonaceous shear in the core of the deposit juxtaposes stratigraphically distinct blocks. The 3000 lodes above this shear are hosted by locally ferruginous cherts, carbonaceous argillites, and minor greywacke, whereas the 5000 and 9000 lodes below are hosted by siliciclastic rocks and BIF. Fold shapes and wavelength differ between the two blocks reflecting their different rheologies during folding, and this is reflected in the scale, shape and continuity of lodes in each block. At Pakaka and Kalimva-Ikamva chlorite, carbonate, pyrrhotite and pyrite-altered shear zones rather than folds are the principal controls of gold distribution.

### NW-SE Geological cross-section through the KCD orebody, elevation in metres AMSL


NW
SE
5700m
5500m
5300m
3000 Lode
5000 Lode
9000 Lode
11000 Lode
12000 Lode
Fold axial plan
Mafic dyke
Carbonaceous shale
Chert
BIF
ACSA-A alteration
ACSA-B alteration
Current KCD pit outline
100m

# KIBALI CONTINUED
## Africa

### Exploration

During 2021, KCD was the centre of exploration activities with continued underground Mineral Resource definition of the 11000, 9000 and 3000 lodes. Drilling is completed from dedicated exploration drill drives particularly in the down and up plunges of the 3000 lodes, and down-plunge of the 5000, 9000 and new 11000 lodes.

Surface exploration continued to target the delineation of satellite deposits within the gaps between and along the structural corridors of existing Mineral Resource and Ore Reserve. Additionally, brownfields exploration continued across a number of satellite pits, including Sessenge, Gorumbwa, Pakaka, Kombokolo, Mengu Hill and Ikamva. These pits are being drill tested for down-plunge extensions to mineralisation to assess their economic viability for pit deepening and/or as smaller satellite underground operations to support the mine life extension outside of the existing life of mine (LOM).

### Projects

At the end of 2021, Kibali delivered a fourth successive year of >800kozpa total gold production, underpinned by robust plant performance with an annual throughput of 7,783kt.

A Prefeasibility Study (PFS) was successfully completed at both Oere and Aerodrome pits, adding additional Proved and Probable Ore Reserve and extending the Kibali open pit life to 2033. For a third successive year, Kibali more than replaced depletion of the Ore Reserve. This has enabled the updated LOM plan to increase the utilisation of the installed plant capacity, with an average annual throughput of 7Mt and annual gold production in excess of 750koz sustained through to 2030.

In 2021, Kibali re-affirmed its commitment to ongoing biodiversity management through launching the Garamba Alliance, a biodiversity partnership with the US Agency for International Development designed to preserve this World Heritage park through anti-poaching actions and other conservation initiatives. This partnership is also designed to secure a sustainable economic future for the local community surrounding the nearby Garamba National Park.

### Mineral Resource

#### Details of average drill hole spacing and type in relation to Mineral Resource classification

| | | Type of drilling | | | | |
|---|---|---|---|---|---|---|
| Category | Spacing m (-x-) | Diamond | RC | Blast hole | Channel | Other |
| Measured | 5 x 10, 10 x 25 | ✔ | ✔ | – | – | – |
| Indicated | 30 x 40, 40 x 40 | ✔ | ✔ | – | – | – |
| Inferred | 80 x 80 | ✔ | ✔ | – | – | – |
| Grade/ore control | 5 x 10, 10 x 25 | ✔ | ✔ | – | – | – |

#### Inclusive Mineral Resource

| | | Tonnes | Grade | Contained gold | |
|---|---|---|---|---|---|
| as at 31 December 2021 | Category | million | g/t | tonnes | Moz |
| Open pit | Measured | 6.96 | 2.24 | 15.58 | 0.50 |
| | Indicated | 20.27 | 2.25 | 45.57 | 1.47 |
| | Inferred | 3.69 | 2.10 | 7.76 | 0.25 |
| | **Total** | **30.93** | **2.23** | **68.91** | **2.22** |
| Underground | Measured | 14.31 | 4.63 | 66.27 | 2.13 |
| | Indicated | 21.67 | 4.06 | 88.02 | 2.83 |
| | Inferred | 6.59 | 3.03 | 19.98 | 0.64 |
| | **Total** | **42.57** | **4.09** | **174.27** | **5.60** |
| Stockpile | Measured | 0.14 | 3.17 | 0.45 | 0.01 |
| | Indicated | – | – | – | – |
| | Inferred | – | – | – | – |
| | **Total** | **0.14** | **3.17** | **0.45** | **0.01** |
| **Kibali** | **Total** | **73.65** | **3.31** | **243.63** | **7.83** |

# KIBALI CONTINUED
## Africa

### Estimation

Mineral Resource estimation is undertaken by Barrick in-house Competent Persons or by approved external consultants. The results of both diamond drilling (DD) and reverse circulation (RC) drilling are used in the estimation process. 3D mineralised envelopes are established using grade and geology, and these are then statistically verified to confirm their validity for use in grade estimation. Appropriate domaining of homogeneous zones is conducted whereby high-grade central core areas are modelled separately from the lower-grade surrounding halos. Volumes are filled with block model cells and interpolated for density, rock type and grade – the latter using ordinary kriging. Grade top cuts and restricted searches are applied to drill hole data to prevent the spread of high-grades during the estimation process. Drill hole spacing is used to guide the Mineral Resource classification. The open pit Mineral Resource is quoted within a limiting shell. The underground Mineral Resource is constrained by the application of optimised mineable Mineral Resource shapes, which applies reasonable mineability constraints including a minimum mining width, a reasonable distance from current or planned development, and a measure of assumed profitability at the related Mineral Resource cut-off grade.

### Grade tonnage curves

**Kibali**
**Surface (metric)**


Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

**Kibali**
**Underground (metric)**


Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

### Exclusive Mineral Resource

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| Kibali | Measured | 7.62 | 3.19 | 24.29 | 0.78 |
| | Indicated | 19.82 | 2.76 | 54.63 | 1.76 |
| | Inferred | 10.29 | 2.70 | 27.74 | 0.89 |
| | **Total** | **37.74** | **2.83** | **106.66** | **3.43** |

The exclusive Mineral Resource for the open pits largely comprises Inferred Mineral Resource and tonnages that occur below the Ore Reserve cut-off grade (due to a gold price difference). At the KCD deposit, it is also partially due to the selection of a fixed interface between open pit and underground mining areas. Both the open pit and underground Mineral Resource below the Ore Reserve mining cut-off grade form a significant part of this material.



Overview of Kibali

# KIBALI CONTINUED
## Africa

### Year-on-year changes in Mineral Resource

**Kibali**
Total (Moz)


Ounces (millions)
8.0
7.8
7.6
7.4
7.2
7.0
6.8
7.63
(0.44)
0.55
(0.01)
0.00
0.10
0.00
0.00
0.00
0.00
7.83
2020
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/disposal
2021

Changes were largely as a result of exploration, with gains seen from the open pits, specifically from Oere, Pamao, KCD and Gorumbwa as well as from the initial Inferred Mineral Resource definition of the 11000 lode in the underground.

### Inclusive Mineral Resource sensitivity

**Kibali**


Percentage change
25
20
15
10
5
0
-5
-10
-15
1,300
1,500
1,700
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade

The Kibali Mineral Resource is sensitive to both an increase and decrease in gold price on an ounce basis for both the open pit and underground. This is due to the geological constraints placed on the high-grade underground mineralisation which leaves lower-grade surrounding margin that only becomes mineable at materially higher gold prices.

## Ore Reserve

### Ore Reserve

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| Open pit | Proved | 4.84 | 2.28 | 11.03 | 0.35 |
| | Probable | 11.79 | 2.51 | 29.56 | 0.95 |
| | **Total** | **16.63** | **2.44** | **40.59** | **1.30** |
| Underground | Proved | 9.37 | 4.54 | 42.53 | 1.37 |
| | Probable | 11.25 | 4.54 | 51.14 | 1.64 |
| | **Total** | **20.63** | **4.54** | **93.67** | **3.01** |
| Stockpile | Proved | 0.14 | 3.17 | 0.45 | 0.01 |
| | Probable | – | – | – | – |
| | **Total** | **0.14** | **3.17** | **0.45** | **0.01** |
| **Kibali** | **Total** | **37.40** | **3.60** | **134.72** | **4.33** |

*"At the end of 2021, Kibali delivered a fourth successive year of 800kozpa total gold production, underpinned by robust plant performance with an annual throughput of 7,783kt."*

# KIBALI CONTINUED
## Africa

### Estimation

The open pit Ore Reserve shell optimisations were run on the Mineral Resource models. The process incorporated the mining layout, operating factors, stripping ratio, relevant cut-off grades and modifying factors for reporting the Ore Reserve. An open pit underground interface was set at 5,685mRL between the KCD open pit and underground mine.

A cut-off grade analysis at $1,200/oz was used to determine a cut-off grade of 2.02g/t for the underground mine. Longitudinal and transverse longhole open stoping methods with paste backfill are the current preferred mining methods. Underground stope designs were updated from the previously reported Ore Reserve using the latest Mineral Resource models. Modifying factors for planned and unplanned rock dilution, backfill dilution and ore loss were applied to obtain the reported Ore Reserve.

Metallurgical, environmental, social, legal, marketing and economic factors were adequately considered in the Kibali Feasibility Study (FS) and have been updated as the project has developed.

### Ore Reserve modifying factors

| as at 31 December 2021 | Gold price $/oz | Cut-off grade g/t Au | Stoping width cm | Dilution % | MRF (% based on tonnes) | MCF % | MetRF % |
|---|---|---|---|---|---|---|---|
| Open pit | 1,200 | 1.50 | – | 10.0 | 97.0 | 97.0 | 89.0 |
| Underground | 1,200 | 2.02 | 2,990 | 4.7 | 91.6 | 97.0 | 90.0 |
| Stockpile | 1,200 | 1.76 | – | – | – | 97.0 | 89.0 |

### Inferred Mineral Resource in annual Ore Reserve design

| | Tonnes | Grade | Contained gold | |
|---|---|---|---|---|
| as at 31 December 2021 | million | g/t | tonnes | Moz |
| Open pit | 1.45 | 1.28 | 1.86 | 0.06 |
| Underground | 1.02 | 5.05 | 5.13 | 0.16 |
| **Total** | **2.47** | **2.83** | **6.99** | **0.22** |

With appropriate caution, a portion of the Inferred Mineral Resource was included in the business plan during the optimisation process. The updated business plan contains a total of 5% of Inferred Mineral Resource (on an ounce basis), which is predominantly scheduled from 2031 onwards. All Inferred Mineral Resource included in the business plan has had modifying factors applied to the Mineral Resource and is planned to be mostly converted into Ore Reserve by the end of 2022. The added Inferred Mineral Resource is primarily from the Oere pit and KCD underground.

The current mine plan has no reliance on the Inferred Mineral Resource to support the economic viability of the project at the declared Ore Reserve gold price of $1,200/oz.

### Year-on-year changes in Ore Reserve

**Kibali**
Total (Moz)



Ounces (millions)
5.0
4.5
4.0
3.5
3.0
2.5
4.25
(0.41)
0.37
0.00
0.14
(0.00)
0.00
0.00
0.00
(0.02)
0.00
4.33
2020
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/disposal
2021

The increase in Ore Reserve was primarily as a result of the conversion of the 3000 and 9000 lode extensions in the KCD underground and the addition of the Oere pit and growth in the Pamao pit due to exploration successes. The price used for pit optimisation at Pakaka and Gorumbwa also changed from $1,000/oz to $1,200/oz which contributed to the increase seen.

# KIBALI CONTINUED
## Africa

### Ore Reserve sensitivity

**Kibali**



4
2
0
-2
-4
-6
Percentage change
1,100
1,200
1,300
Ore Reserve price ($/oz)
Tonnes
Ounces
Grade

The Kibali underground Ore Reserve is insensitive to a small change in gold price because it is geologically constrained, and the Ore Reserve designs effectively mine the entire high-grade shoots, with the surrounding halo of mineralisation providing dilution. The open pit Ore Reserve has a limited sensitivity due to data constraints within the higher confidence Measured and Indicated Mineral Resource.

### Competent Person

| Responsibility | Competent Person | Professional organisation | Membership number | Relevant experience | Qualification |
|---|---|---|---|---|---|
| Mineral Resource and Ore Reserve | Simon Bottoms [1] | Geological Society of London (FGS CGeol) | 1 023 769 | 13 years | MGeol |

*[1] Employed by Barrick as SVP, Africa and Middle East Mineral Resource Manager, 3rd Floor, Unity Chambers, 28 Halkett Street, St. Helier, Jersey, Channel Islands*



Aerial view of the Aerodrome pit at Kibali


Bolgatanga
Tamale
GHANA
Kumasi
1
Tarkwa
2
Skondi Takoradi
Accra
● Operation ○ Project
0
150km



**Legend:**

① Obuasi [(1)] ❷ Iduapriem

*[(1)] Obuasi's redevelopment project began in 2019*

# GHANA

## Africa

**AngloGold Ashanti has two mines in Ghana. Obuasi and Iduapriem are both wholly owned by AngloGold Ashanti.**

Obuasi, currently in a redevelopment phase, is an underground mine operating at depths of up to 1,500m with a continuous history of mining dating back to the 1890s and Iduapriem, an open pit mine.

Obuasi is located in the Ashanti region of southern Ghana, approximately 60km south of Kumasi. Mining was temporarily suspended at the end of 2014 while a series of economic studies progressed. Obuasi underground development restarted in the first half of 2019, with the first gold produced in December 2019. The operations' ramp up to 4,000tpd of ore tonnes mined was delayed by the temporary stoppage of underground activities after a fall of ground incident in May 2021. Production remained suspended for several months to allow for reviews and investigations, but slowly resumed in the latter part of 2021.

Iduapriem is located in western Ghana, some 85km from the coast and south of Obuasi, near the town of Tarkwa.

Attributable production from Ghana was 310koz of gold in 2021, or 22% of the region's production.

As at December 2021, the Mineral Resource (inclusive of Ore Reserve) for Ghana was 32.7Moz (2020: 36.2Moz) and the Ore Reserve was 10.9Moz (2020: 10.6Moz).

**Inclusive Mineral Resource**


2.2
13.3
Moz
17.2
Measured
Indicated
Inferred

**Exclusive Mineral Resource**


0.7
Moz
7.7
13.3
Measured
Indicated
Inferred

**Ore Reserve**


1.2
Moz
9.6
Proved
Probable

# IDUAPRIEM
## Africa

### Introduction

| | |
|---|---|
| **Property description** | Iduapriem Mine is owned by AngloGold Ashanti (Iduapriem) Limited, a company registered in Ghana. This is ultimately held by AngloGold Ashanti (Ghana) Limited (AAGL) which also operates the Obuasi Mine, and is also registered in Ghana. AAGL through successive hierarchal holdings is 100% held by the AngloGold Ashanti parent company. It is a multiple open pit operation that currently sources ore from the Block 3W, Ajopa, and Blocks 7 and 8 pits. More recently the Block 5 pit was re-instated in the mining plan. |
| **Location** | The mine is located in the western region of Ghana, some 70km north of the coastal city of Takoradi and approximately 10km southwest of the town of Tarkwa. Iduapriem Mine is bordered to the north by Gold Fields Ghana Limited (Tarkwa Mine) and to the east by the Ghana Manganese Company Limited (a manganese mine in existence since the 1920s). |
| **History** | A FS was completed in 1990 and in October 1991, the then owners, Golden Shamrock Limited (Golden Shamrock) began construction of a 1.36Mtpa semi-autogenous milling circuit and carbon-in-pulp (CIP) plant. Mining commenced in August 1992 with the first gold pour achieved in September of that year. Golden Shamrock was acquired by Ashanti Goldfields Company Limited (Ashanti) in 1996. In 2000, a portion of the non-operational Teberebie Goldfields Limited company (a subsidiary of Pioneer Goldfields Limited) was purchased resulting in an increased Ore Reserve and LOM. In 2002, Ashanti upgraded the plant capacity to 4Mtpa, and in 2004 AngloGold merged with Ashanti to become AngloGold Ashanti. In 2009 the plant capacity was further extended to the current 5.2Mtpa. The Iduapriem heap leach started in 1996 and continued until 2006 when the low-grade oxide material was depleted. Teberebie Goldfields had started heap leaching from the onset in 1992. After the acquisition, Ashanti continued the Teberebie heap leach, but it was closed down in 2006 when low-grade oxide was depleted. |
| **Legal aspects and tenure** | Iduapriem comprises the following mining leases:<br>· Iduapriem Concession LVB1539/89 covering 36.47km²<br>· Ajopa Concession LVB/WR326/09 covering 46.12km²<br>· Teberebie Concession LVB3722H/92 covering 28.98km²<br>· Ajopa South West Concession (LR# 1109/1999) covering 28.10km²<br><br>All four mining leases are valid until February 2035. All the leases in respect of the Iduapriem Mine have been duly ratified in accordance with Ghanaian law. |
| **Mining method** | Iduapriem Mine is an open pit mine which makes use of the mining contractor, AMAX Mining Services. It uses conventional drill and blast, with truck and excavator load and haul. |
| **Operational infrastructure** | Surface infrastructure associated with Iduapriem's operation includes a primary crusher, overland conveyor, CIL processing plant next to the main office building, a TSF and four camp areas for contractors and company employees. Tarkwa town is also adjacent to the tenement. Power is supplied to the mine by the Volta River Authority and Ghana Grid Company Limited (GRIDCo). |
| **Mineral processing** | The current processing plant treats free-milling material from open-cast mining, by a conventional crush with a semi-autogenous ball milling circuit and cyanide leach. Iduapriem operates a two-stage crushing circuit consisting of a 54-75 primary gyratory crusher and two GP550 gyratory crushers for secondary crushing. The Iduapriem treatment plant has two semi-autogenous grinding mills (SAG mills) and two ball mills which run in two parallel circuits, each with a SAG mill and a ball mill. |
| **Risks** | Power reliability, slope or high wall stability (rockfall potential), and inrush or inundation (flooding of pits, TSFs, and infrastructure) are considered potential risks or uncertainties in the Mineral Resource and Ore Reserve estimate. Mitigation plans are in place to manage these risks.<br><br>An independent external Mineral Resource and Ore Reserve audit was undertaken in 2021 by SRK Consulting and found no significant flaws in process or output. Certificates of sign-off have been received to state that the Mineral Resource and Ore Reserve estimates are reported in accordance with the SAMREC Code. |

# IDUAPRIEM CONTINUED
## Africa

**Map showing the location, infrastructure and mining licence area for Iduapriem, with the total mining lease area insert shown in the top right corner. The coordinates of the mine, as represented by the plant, are depicted on the map and are in the UTM coordinate system.**



to Aniantintem
Insert: Total mining lease area
Licences
Mining
Mine infrastructure
Pits
Plant
ROM pad
Crusher
Stockpiles
Leach pad
TSF
Waste dumps
Settlements
Towns
Villages
Roads
Main
Secondary
Insert
Total mining lease area
Map zoomed in area
N
Ajopa
Pepesa
Badukrom
Wangarakrom
Tarkwa
Efuanta
Teberebie
Block 7&8
Tamso
Block 5
Block 4
Mile 8
Mile 7
Block 3 west
Akwemim
Plant centroid co-ordinates
5°14'44"N, 2°02'38"W
0 1 2 3km
to Adiawso

# IDUAPRIEM CONTINUED

## Africa

### Geology

Iduapriem Mine is located within the Tarkwaian Group which forms part of the West African Craton that is covered to a large extent by metavolcanics and metasediments of the Birimian Supergroup. In Ghana, the Birimian terrane consists of northeast-southwest trending volcanic belts separated by basins, and the Tarkwaian Group was deposited in these basins as shallow water deltaic sediments. The Tarkwaian lithologies are considered to represent the erosion products that accumulated following uplift and deformation of the underlying Birimian rocks during the Eburnean orogeny. The basins (grabens) are believed to have formed as a result of rifting, preferentially in the central parts of the Birimian volcanic belts. The Tarkwaian Group consists of a thick sequence of clastic metasedimentary rocks that have undergone low-grade regional metamorphism.

### Deposit type

At Tarkwa, the entire Tarkwaian Group has been folded into a broad syncline and is locally referred to as the Tarkwa Syncline. The Banket Series Formation comprises a sequence of individual quartz pebble conglomerates (Banket beds), breccia conglomerates and metasandstones (also called quartzites and grits). All known gold mineralisation within the Banket Formation is associated with the conglomerates and is found within the matrix that binds the pebbles together. Gold content is a function of the size and amount (packing) of quartz pebbles present within a conglomeratic unit the bigger and/or more pebbles present, the higher the gold grade. The upper stratigraphic limit of the Banket Series Formation is marked by the hangingwall quartzite which exhibits well-developed and characteristic trough- and cross-bedded haematitic black sand banding. The hangingwall quartzite also contains thin discontinuous grit interbeds. Dykes and sills of doleritic composition intrude the sedimentary sequence and frequently occur adjacent to complex structural zones.

### Mineralisation style

There are four recognised conglomerate reefs namely A, B, C, and D which are equivalent to the Tarkwaian Sub-basal, Basal (or Main), Middle (or West), and Breccia Reefs respectively. The B and C reefs are oligomictic, and consist of well-sorted conglomerates and were mined underground in some areas more than a century ago. The A and D reefs have a lower gold tenor and are polymictic containing both well-rounded and angular fragments. Gold is found within the matrix that binds the pebbles together. The gold content is a function of the size and amount (packing) of quartz pebbles present within a conglomeratic unit – more pebbles present suggests more gold. The gold is fine-grained, particulate and free-milling (i.e. not locked up with quartz or iron oxides). Mineralogical studies indicate that the grain size of native gold particles ranges between 2 and 500 microns (0.002 to 0.5mm) and averages 130 microns (0.13mm). The thickness of the main mineralised B and C reefs are approximately 15m and 6m respectively. The mineralised sequence dips at angles varying from steep and sub-vertical, at Blocks 1 and 2, to steep (70° to 80° north dipping) towards Block 3 East. The dip continues to be shallower at Block 3 West (50°), through Blocks 4 and 5 (45°) to become 35° at Block 7 South and 30° at Block 8. At Ajopa, the average dip is 50° to 60°. At Blocks 7 and 8, the western limb of the syncline extends over 4km on the property, with the eastern limb reaching the surface just beyond the eastern boundary of the concession. The western and the eastern limbs outcrop about 4km apart with the mineralised horizons buried some 400m below the surface at the centre of the syncline.

### Mineralisation characteristics

The gold is fine-grained, free milling and not associated with sulphides.

### 3D Geological overview of Blocks 7 and 8 (Cuts 5 and 6), elevation in mRL*


Legend
$1,500/oz Mineral Resource shell
Current topography
Faulted conglomerate
Drill hole trace
Goldfields Block
Cut 5
Cut 6
Down Dip
Elev (Z)
+1500
+1000
+10500
+11000
+11500
+12000
+12500
+13000
+13500
+14000
+14500
+15000
+15500
Plunge +29
Azimuth 334
0
250
500
750
1000

** mRL expressed in mine grid which includes an approximate addition of 1,480m to the AMSL Z elevation*

# IDUAPRIEM CONTINUED
## Africa

### Exploration

Exploration activities during 2021 focused on Ore Reserve conversion drilling at Block 1 central, Block 5, Blocks 7 and 8, and Mineral Resource conversion at Ajopa south, Block 5 extension. Exploration upside target drilling was carried out at Blocks 2 and 3, and Badukrom. Continued Mineral Resource conversion drilling at Block 1 and Block 5 extension added 640koz of total Mineral Resource to Iduapriem.

At Iduapriem 63,292.6m was drilled in 2021, comprising 36,235.6m (DD) and 7,057m (RC). Exploration focused on Mineral Resource conversion drilling at Block 1, Block 5, Block 5 extension, Ajopa South and Block 3.

Regional mapping and geochemical sampling at Ajopa South West prospect commenced during the year as well as auger drilling at Mile 8 and Mile 5W targets.

At Block 1, eleven infill drill holes were drilled to convert Inferred Mineral Resource to Indicated Mineral Resource. Significant intersections were returned for samples submitted from all drill holes.

At Block 5 and Block 5 extension, 2,080m of RC and 9,348.60m of DD were drilled with significant intersections returned. Exploration works at Ajopa South West resulted in 65.38km of line cutting and geochemical sampling. Infill auger drilling at Mile 8 and Mile 5W hydrothermal targets commenced with 1,097 sample points/auger pegs planned from seven priority targets.

### Projects

Major projects underway at Iduapriem include the development of a new TSF, tertiary crusher as well as a resettlement project to relocate the community within Mile 5 to outside the lease area.

### Mineral Resource

#### Details of average drill hole spacing and type in relation to Mineral Resource classification

| | | Type of drilling | | | | |
|---|---|---|---|---|---|---|
| Category | Spacing m (-x-) | Diamond | RC | Blast hole | Channel | Other |
| Measured | 20 x 15 | ✔ | ✔ | – | – | – |
| Indicated | 50 x 75 | ✔ | ✔ | – | – | – |
| Inferred | 100 x 100 | ✔ | – | – | – | – |
| Grade/ore control | 20 x 15 | – | ✔ | – | – | – |

In general, 100 x 100m drill hole spacing is used to define the extent and geometry of an anomaly. The majority of the Mineral Resource area has been drill tested at a spacing of a 100 x 100m with the spacing closed up to 50 x 75m for the shallower, Indicated Mineral Resource.

The appropriate grid for each phase is optimised for each project based on the geometry of the mineralisation, the continuity of geology and grade, and mining experience from the pits.

In some cases, the data spacing may be reduced where structural complexity is encountered. Apart from the major fault structures, geological continuity is considered to be very good with the conglomerate reefs being laterally consistent and continuous.



Open pit mining at Blocks 7 and 8 - Cut 2, at Iduapriem

# IDUAPRIEM CONTINUED
## Africa

### Inclusive Mineral Resource

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| Ajopa | Measured | – | – | – | – |
| | Indicated | 7.19 | 1.45 | 10.42 | 0.34 |
| | Inferred | 4.16 | 1.40 | 5.82 | 0.19 |
| | **Total** | **11.35** | **1.43** | **16.24** | **0.52** |
| Block 1 | Measured | – | – | – | – |
| | Indicated | 7.47 | 1.81 | 13.55 | 0.44 |
| | Inferred | 0.09 | 1.61 | 0.14 | 0.00 |
| | **Total** | **7.56** | **1.81** | **13.69** | **0.44** |
| Block 3W | Measured | 0.65 | 1.04 | 0.67 | 0.02 |
| | Indicated | 0.58 | 1.15 | 0.67 | 0.02 |
| | Inferred | 0.32 | 1.18 | 0.38 | 0.01 |
| | **Total** | **1.55** | **1.11** | **1.72** | **0.06** |
| Block 5 | Measured | – | – | – | – |
| | Indicated | 7.06 | 1.32 | 9.29 | 0.30 |
| | Inferred | 0.38 | 1.31 | 0.50 | 0.02 |
| | **Total** | **7.44** | **1.32** | **9.79** | **0.31** |
| Blocks 7 and 8 (other) | Measured | – | – | – | – |
| | Indicated | 21.43 | 1.54 | 33.03 | 1.06 |
| | Inferred | 17.87 | 1.59 | 28.47 | 0.92 |
| | **Total** | **39.30** | **1.57** | **61.50** | **1.98** |
| Blocks 7 and 8 Cut 2A | Measured | – | – | – | – |
| | Indicated | 5.51 | 1.73 | 9.52 | 0.31 |
| | Inferred | – | – | – | – |
| | **Total** | **5.51** | **1.73** | **9.52** | **0.31** |
| Blocks 7 and 8 Cut 2B | Measured | – | – | – | – |
| | Indicated | 4.80 | 1.67 | 7.99 | 0.26 |
| | Inferred | 0.01 | 1.88 | 0.02 | 0.00 |
| | **Total** | **4.81** | **1.67** | **8.02** | **0.26** |
| Blocks 7 and 8 Cut 2C | Measured | – | – | – | – |
| | Indicated | 4.93 | 1.71 | 8.45 | 0.27 |
| | Inferred | 1.19 | 1.72 | 2.06 | 0.07 |
| | **Total** | **6.12** | **1.72** | **10.50** | **0.34** |
| Blocks 7 and 8 Cut 5A | Measured | – | – | – | – |
| | Indicated | 5.46 | 1.63 | 8.93 | 0.29 |
| | Inferred | – | – | – | – |
| | **Total** | **5.46** | **1.63** | **8.93** | **0.29** |
| Blocks 7 and 8 Cut 5B | Measured | – | – | – | – |
| | Indicated | 7.94 | 1.62 | 12.87 | 0.41 |
| | Inferred | 0.55 | 1.75 | 0.96 | 0.03 |
| | **Total** | **8.49** | **1.63** | **13.84** | **0.44** |
| Blocks 7 and 8 Cut 6 | Measured | – | – | – | – |
| | Indicated | 9.81 | 1.53 | 14.99 | 0.48 |
| | Inferred | 0.01 | 1.10 | 0.02 | 0.00 |
| | **Total** | **9.83** | **1.53** | **15.00** | **0.48** |
| Stockpile (full grade ore) | Measured | 1.56 | 0.69 | 1.07 | 0.03 |
| | Indicated | – | – | – | – |
| | Inferred | – | – | – | – |
| | **Total** | **1.56** | **0.69** | **1.07** | **0.03** |

# IDUAPRIEM CONTINUED
## Africa

### Inclusive Mineral Resource continued

| | | Tonnes | Grade | Contained gold | |
|---|---|---|---|---|---|
| as at 31 December 2021 | Category | million | g/t | tonnes | Moz |
| Stockpile (other) | Measured | – | – | – | – |
| | Indicated | 10.80 | 0.57 | 6.16 | 0.20 |
| | Inferred | 2.76 | 0.68 | 1.88 | 0.06 |
| | **Total** | **13.56** | **0.59** | **8.03** | **0.26** |
| Stockpile (marginal ore) | Measured | 1.47 | 0.56 | 0.83 | 0.03 |
| | Indicated | 6.23 | 0.67 | 4.17 | 0.13 |
| | Inferred | – | – | – | – |
| | **Total** | **7.70** | **0.65** | **5.00** | **0.16** |
| **Iduapriem** | **Total** | **130.22** | **1.40** | **182.84** | **5.88** |

All open pit Mineral Resource is estimated within a $1,500/oz pit shell and at variable economic cut-off grades depending on the deposit.

### Estimation

The geological model for each orebody comprises 3D wireframes of the faults and of the various conglomerate reefs that host the gold mineralisation. In some cases, late barren dolerite intrusions are also modelled as 3D wireframes. The interpretations are completed using geological mapping and drill hole grades, lithology logs and structural measurements.

The drill samples are composited to 1m intervals honouring the geological boundaries, as 1m is the prevailing length of sampling. Grade capping is applied to control the influence of extreme values within the reefs. The capping is kept to a minimum, generally not exceeding 0.5% of the samples within each estimation domain. The various sub-units within the conglomerate reefs are treated as separate estimation domains. Semi-variograms are modelled from the composited samples of each estimation domain. The grade estimation is done by ordinary kriging. The estimation panel block sizes for ordinary kriging are between 20 x 20 x 24m to 25 x 25 x 24m to optimally suit the sampling grid used in the delineation of the Indicated Mineral Resource. Sub-celling of 2.5 x 2.5 x 1m to 2.5 x 2.5 x 3m is used to ensure the geological model is captured in the block model with sufficient resolution. Search parameters are optimised for each domain to ensure robust estimates, with particular attention paid to the reduction of negative kriging weights, and improvement in the slope of regression and kriging efficiency. The maximum distance of extrapolation does not exceed half of the variogram range for each estimation domain.

### Grade tonnage curve

**Iduapriem**
Surface (metric)


Tonnes above cut-off (millions)
120
110
100
90
80
70
60
50
0.2
0.4
0.6
0.8
1.0
1.2
1.4
Cut-off grade (g/t)
2.1
2.0
1.9
1.8
1.7
1.6
1.5
Average grade above cut-off (g/t)
Tonnes above cut-off
Average grade above cut-off

### Exclusive Mineral Resource

| | | Tonnes | Grade | Contained gold | |
|---|---|---|---|---|---|
| as at 31 December 2021 | Category | million | g/t | tonnes | Moz |
| Iduapriem | Measured | 1.52 | 0.72 | 1.10 | 0.04 |
| | Indicated | 41.39 | 1.37 | 56.69 | 1.82 |
| | Inferred | 27.34 | 1.47 | 40.24 | 1.29 |
| | **Total** | **70.25** | **1.40** | **98.04** | **3.15** |

The exclusive Mineral Resource is that part of the Mineral Resource that is not converted to an Ore Reserve. It is defined as the Mineral Resource that is outside the current Ore Reserve designs, but inside the Mineral Resource shells and includes the Inferred Mineral Resource within the Ore Reserve design, as well as all the Mineral Resource within the Ore Reserve design that rests between the Mineral Resource and Ore Reserve cut-offs. The exclusive Mineral Resource gives an indication of the future potential of the deposit. This material could be converted to Ore Reserve by an increase in gold price, a reduction in costs and an upgrade in geological confidence.

# IDUAPRIEM CONTINUED
## Africa

### Year-on-year changes in Mineral Resource

**Iduapriem**
Total (Moz)


Ounces (millions)
8
7
6
5
4
6.68
(0.23)
0.35
(1.15)
0.00
0.44
0.00
0.00
(0.20)
0.00
5.88
2020
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/ disposal
2021

Significant reductions due to model changes occurred at Blocks 7 and 8 and Block 3W. Re-interpretation of the dyke width and strike extent occurred in the deeper portions of Blocks 7 and 8 after the completion of new exploration drilling. Closer spaced grade control drilling at Block 3W resulted in a decrease in model grades. This resulted in lower volumes in the new optimised shell and subsequent ounce loss. Lower costs resulting from a new long-term contract resulted in additions.

### Inclusive Mineral Resource sensitivity

**Iduapriem**


Percentage change
20
15
10
5
0
-5
-10
-15
-20
-25
1,300
1,500
1,700
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade

The percentage change (in tonnes, grade and ounces) at a lower ($1,300/oz) and a higher ($1,700/oz) Mineral Resource gold price is shown in the graph. The Mineral Resource is highly sensitive to a drop in the gold price and very sensitive to an increase in gold price on an ounce and tonnes basis.



Reverse circulation exploration drilling at Iduapriem

# IDUAPRIEM CONTINUED
## Africa

## Ore Reserve
### Ore Reserve

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| Ajopa | Proved | – | – | – | – |
| | Probable | 3.33 | 1.68 | 5.59 | 0.18 |
| | **Total** | **3.33** | **1.68** | **5.59** | **0.18** |
| Block 5 | Proved | – | – | – | – |
| | Probable | 4.98 | 1.35 | 6.73 | 0.22 |
| | **Total** | **4.98** | **1.35** | **6.73** | **0.22** |
| Blocks 7 and 8 Cut 2A | Proved | – | – | – | – |
| | Probable | 5.54 | 1.67 | 9.26 | 0.30 |
| | **Total** | **5.54** | **1.67** | **9.26** | **0.30** |
| Blocks 7 and 8 Cut 2B | Proved | – | – | – | – |
| | Probable | 4.64 | 1.66 | 7.70 | 0.25 |
| | **Total** | **4.64** | **1.66** | **7.70** | **0.25** |
| Blocks 7 and 8 Cut 2C | Proved | – | – | – | – |
| | Probable | 5.02 | 1.67 | 8.37 | 0.27 |
| | **Total** | **5.02** | **1.67** | **8.37** | **0.27** |
| Blocks 7 and 8 Cut 5A | Proved | – | – | – | – |
| | Probable | 4.69 | 1.54 | 7.22 | 0.23 |
| | **Total** | **4.69** | **1.54** | **7.22** | **0.23** |
| Blocks 7 and 8 Cut 5B | Proved | – | – | – | – |
| | Probable | 7.79 | 1.53 | 11.93 | 0.38 |
| | **Total** | **7.79** | **1.53** | **11.93** | **0.38** |
| Blocks 7 and 8 Cut 6 | Proved | – | – | – | – |
| | Probable | 9.78 | 1.48 | 14.47 | 0.47 |
| | **Total** | **9.78** | **1.48** | **14.47** | **0.47** |
| Stockpile (full grade ore) | Proved | 1.56 | 0.69 | 1.07 | 0.03 |
| | Probable | – | – | – | – |
| | **Total** | **1.56** | **0.69** | **1.07** | **0.03** |
| Stockpile (other) | Proved | – | – | – | – |
| | Probable | 5.26 | 0.74 | 3.88 | 0.12 |
| | **Total** | **5.26** | **0.74** | **3.88** | **0.12** |
| Stockpile (marginal ore) | Proved | 0.59 | 0.66 | 0.39 | 0.01 |
| | Probable | 6.23 | 0.67 | 4.17 | 0.13 |
| | **Total** | **6.82** | **0.67** | **4.56** | **0.15** |
| **Iduapriem** | **Total** | **59.40** | **1.36** | **80.78** | **2.60** |

The Ore Reserve estimate for Iduapriem Mine is based on the development of appropriately detailed and engineered LOM plan. For each deposit, the Mineral Resource was depleted by the projected pit face positions for 31 December 2021.

### Estimation

The 3D Mineral Resource models are used as the basis for the Ore Reserve. An ore envelope is developed using the Mineral Resource block model, geological information and the relevant cut-off grade, which is then used for mine design. An appropriate mining layout is utilised and incorporates mining extraction losses and dilution factors.

The Ore Reserve is estimated within mine designs, using modifying factors based on actual mining and detailed analysis of cut-off grade, geotechnical, environmental, productivity considerations and the requirements of the mining fleet. The upper portions of the Ajopa deposit have been discounted for the estimated depletion by artisanal miners. This discount factor has been derived from observation and estimates based on the Mineral Resource model.

# IDUAPRIEM CONTINUED
## Africa

### Ore Reserve modifying factors

| as at 31 December 2021 | Gold price $/oz | Cut-off grade g/t Au | RMF (% based on tonnes) | RMF (% based on g/t) | MRF (% based on tonnes) | MRF (% based on g/t) | MCF % | MetRF % |
|---|---|---|---|---|---|---|---|---|
| Ajopa | 1,200 | 0.85 | 100.0 | 100.0 | 100.0 | 96.0 | 100.0 | 95.9 |
| Block 5 | 1,200 | 0.80 | 100.0 | 100.0 | 94.0 | 98.0 | 100.0 | 95.9 |
| Blocks 7 and 8 (all Cuts) | 1,200 | 0.80 | 100.0 | 100.0 | 100.0 | 96.0 | 100.0 | 95.9 |
| Stockpile (full grade ore) | 1,200 | 0.80 | 100.0 | 100.0 | 100.0 | 100.0 | 100.0 | 93.0 |
| Stockpile (other) | 1,200 | 0.60 | 100.0 | 100.0 | 100.0 | 100.0 | 100.0 | 93.0 |
| Stockpile (marginal ore) | 1,200 | 0.60 | 100.0 | 100.0 | 100.0 | 100.0 | 100.0 | 93.0 |

The commodity price of $1,200/oz has been used for the pits and cuts for the Iduapriem Ore Reserve estimates. Other factors such as cut-off grade, mining recovery factor (MRF), and metallurgical recovery factor (MetRF) were dependent on the various pits and cuts.



Load and haul operations in the pit at Iduapriem Mine

# IDUAPRIEM CONTINUED
## Africa

### Inferred Mineral Resource in annual Ore Reserve design*

| as at 31 December 2021 | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|
| Ajopa | 0.37 | 2.27 | 0.84 | 0.03 |
| Block 5 | 0.17 | 1.26 | 0.21 | 0.01 |
| Blocks 7 and 8 Cut 2C | 1.19 | 1.63 | 1.93 | 0.06 |
| Blocks 7 and 8 Cut 5B | 0.53 | 1.65 | 0.88 | 0.03 |
| Blocks 7 and 8 Cut 6 | 0.01 | 1.04 | 0.01 | 0.00 |
| **Total** | **2.27** | **1.71** | **3.87** | **0.12** |

** Inferred Mineral Resource including lower confidence material*

With appropriate caution, a portion of the Inferred Mineral Resource was included in pit design phase of the business plan process. This accounts for 5% of the Ore Reserve plan of 11 years. No Inferred Mineral Resource is considered in Ore Reserve reporting.

### Year-on-year changes in Ore Reserve

**Iduapriem**
Total (Moz)



Ounces (millions)
2.8
2.6
2.4
2.2
2.0
1.8
1.6
1.4
1.2
1.91
(0.22)
0.22
(0.16)
0.00
0.71
0.00
0.00
0.14
0.00
0.00
2.60
2020
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/disposal
2021

The net increase is primarily due to the decrease in costs resulting from signing a new mining contract and operational changes.

### Ore Reserve sensitivity

**Iduapriem**



Percentage change
1.5
1.0
0.5
0.0
-0.5
-1.0
-1.5
1,100
1,200
1,300
Ore Reserve price ($/oz)
Tonnes
Ounces
Grade

The percentage change (in tonnes, grade and ounces) at a lower ($1,100/oz) and a higher ($1,300/oz) Ore Reserve gold price is shown in the graph. The Ore Reserve is insensitive to changes in gold price on an ounce, tonnes and grade basis.

### Competent Persons

| Responsibility | Competent Person | Professional organisation | Membership number | Relevant experience | Qualification |
|---|---|---|---|---|---|
| Mineral Resource | Charles Kusi-Manu | MAusIMM | 205 238 | 31 years | MSc, MBA, Dip (Geological Engineering), Postgraduate Certificate (Geostatistics) |
| Ore Reserve | Justice Mashudu | ECSA | 20 090 050 | 21 years | BSc Hons (Mining Engineering) |

# OBUASI
## Africa

## Introduction

**Property description**

Obuasi Gold Mine is owned and operated by AngloGold Ashanti Limited. All required mineral rights to the property are held by the company. The mine is an underground operation, and it has been in operation since 1897 (more than 120 years). It has been owned and operated by AngloGold Ashanti since 2004.

**Location**

Obuasi Gold Mine is located in the municipality of Obuasi, in the Ashanti region of Ghana, about 240km northwest of the capital Accra and 60km south of Kumasi.

**History**

Obuasi Mine has a long mining history dating back to 1897. It has been owned and operated by various operators during this time. The current operator became involved in 2004 following the merger of the former AngloGold Limited of South Africa and the Ashanti Goldfields Company Limited of Ghana. However, for several years leading up to 2014, the mine began to struggle due to ailing infrastructure and outdated methodologies. It was realised that significant rationalisation and/or replacement of current infrastructure would be necessary to enable the delivery of better utilisation and productivity metrics.

In 2014, a FS commenced that considered the optimum mining methodology and schedules for the underground mine, based on modern mechanised mining methods and refurbishment of underground, surface and process plant infrastructure. During this time, Obuasi operated in a limited operating phase with underground activities essentially restricted to continued development of the Obuasi deeps decline and underground infill drilling. The limited operating phase was brought to a halt after an incursion by illegal miners on Obuasi's concession in February 2016 at which point the mine was placed under care and maintenance. The study however continued and in 2017, a favorable FS was completed and indicated a strong technical and economical case with an anticipated 20-year mine life. In 2018 approval was received from the AngloGold Ashanti board and the government of Ghana to proceed with the project. The redevelopment project subsequently kicked off in 2019.

The operations' ramp up to 4,000tpd of ore tonnes mined was delayed by the temporary stoppage of underground activities after a fall of ground incident in May 2021. Production remained suspended for several months to allow for reviews and investigations, but slowly resumed in the latter part of 2021.

**Legal aspects and tenure**

The Obuasi Gold Mine concession previously covered an area of 474$km^2$ and had 80 communities within a 30km radius of the mine. This was reduced to 201.46$km^2$ in March 2016 and further reduced to 141.22$km^2$ in January 2021. This was due to two separate applications to surrender certain areas of the lease that were situated within various villages and townships in the region to the Ghanaian government. The remaining 141.22$km^2$ comprises three mining leases:

- Obuasi mining lease covering 87.48$km^2$
- Binsere 1 mining lease covering 29.03$km^2$
- Binsere 2 mining lease covering 24.71$km^2$

The Obuasi mining lease will expire on 4 March 2054 and the Binsere leases in April 2028. The leases are covered by a development agreement and tax concession agreement with the government of Ghana and all leases are renewable.

**Mining method**

Obuasi is an underground operation utilising both vertical shafts and declines as main access routes to the underground workings. The mine has seen extensive historical mining activities with varying applications of different mining methods to date. The current LOM design employs mostly the Long Hole Open Stoping (LHOS) mining method for ore extraction. LHOS is a highly selective and productive method of mining that can be employed for orebody of varying thicknesses and dips. The three main distinct variations of the LHOS used at Obuasi are Longitudinal Retreat Stoping (LRS), Longitudinal Open Stoping (LOS) and Transverse Open Stoping (TOS). The Blind Upper Stoping (BUS) is a form of LRS or TOS used for partial sill pillar recovery.

# OBUASI CONTINUED
## Africa

### Introduction continued

**Operational infrastructure**

Existing infrastructure includes a 2.2Mtpa processing plant with flotation and bacterial oxidation (BIOX), underground development, hoisting shafts and associated infrastructure, emergency standby power and water reticulation, office complexes, workshops and company housing estates. Power is supplied to the mine by the Volta River Authority and GRIDCo.

**Mineral processing**

The plant is configured for both conventional and flash flotation and BIOX treatment which is required for the refractory sulphide ore. The gravity gold recovery system is an integrated system with Knelson concentrators and inline leach reactors.

**Risks**

All available, appropriate data has been used for Mineral Resource estimation. This includes historical geological and survey data collected over several decades prior to the merger of AngloGold and Ashanti Goldfields Company Limited in 2004. The risk or uncertainty in the estimates associated with the inclusion of the historical geological data has been mitigated by a comprehensive data validation project completed by a team of geologists between 2015 and 2018, which included the re-logging of all available holes below 50 Level. With regards to the historical survey data, given the mine's long history, there is uncertainty in the reliability of some of the previous mining volumes. Certain measures have been taken to lessen this risk including large-scale sterilisations for unreachable or extensively mined areas, or downgrades to the Inferred Mineral Resource category to reflect reduced confidence. However, verification of this historical information is ongoing and there may be additions and subtractions over time as further assessments are made, areas become accessible and more detailed investigations can be undertaken.

An independent external Mineral Resource and Ore Reserve audit was undertaken in 2021 by SRK Consulting and found no significant flaws in process or output. Certificates of sign-off have been received to state that the Mineral Resource and Ore Reserve estimates are reported in accordance with the SAMREC Code.



George Cappendell Ventilation Shaft fan station

# OBUASI CONTINUED
## Africa

**Map showing the location, infrastructure and mining licence area for Obuasi Gold Mine. The coordinates of the mine, as represented by the plant, are depicted on the map and are in the UTM coordinate system.**



Licence
Obuasi Gold Mine concession
Mine infrastructure
Pits
Plant
TSF
Waste dumps
Underground access
Ponds and dams
Consolidated operations footprint
Roads
Main
Secondary
Villages
Airfield
N
to Kumasi
Amamon
Anyankyerem
Dadwen
Kyekyewere
Pompora TSF
Komfokrom
New Dokyiwa
Binsere
Ntonsua
Nyamso
South TSF
Bidiem
Mangoase
Wawasi
ETS
Tutuka
Timber
Adansi
Boete
Biney Estates
CVS
Côte d'Or
Nhyiaso
Dankwa
Anyinam
Apitikokoo
KMS
KMVS
ODD
Pond 3
Nyankumaso
Anwona
SVS
KRS
GCS
Odumasi
Sansu
SNVS
Sansu
Sansu
Jimi Dam
Gyabunsu-Sibi
Plant centroid co-ordinates
6°10'11"N, 1°41'16"W
0
2
4
6km
to Atekyem

# OBUASI CONTINUED
## Africa

### W-E Section in local grid, showing Sansu and Block 8 drilling and underground workings, elevation mRL*


Legend
Topography
Planned stopes
Mined-out stopes
Development
Drill holes
Sansu
Block 8
Plunge 00
Looking North
125
250
375
500

*mRL = 1.18m AMSL

## Geology

The mine is located within the Obuasi concession area in southwestern Ghana along the northeasterly striking Ashanti volcanic belt. The deposit is one of the most significant Proterozoic gold belts discovered to date. The Ashanti belt predominantly comprises sedimentary and mafic volcanic rocks, and is the most prominent of the five Birimian Supergroup gold belts found in Ghana.

### Deposit type

The Birimian was deformed, metamorphosed and intruded by syn- and post-tectonic granitoids during the Eburnean tectonothermal event around two billion years ago. Folding trends are dominantly north-northeast to northeast. Elongate syn-Birimian basins developed between the ridges of the Birimian system and these were filled with the Tarkwaian molasse sediments made up primarily of conglomerates, quartzose and arkosic sandstones and minor shale units. Major faulting has taken place along the same trends.

The Upper Birimian metasediments and metavolcanics are characterised and defined by argillaceous and fine to intermediate arenaceous rocks. These rocks are represented by phyllites, metasiltstones, metagreywackes, tuffaceous sediments, ash tuffs and hornstones in order of decreasing importance. Adjacent to the shear zones, these rocks are replaced by sericitic, chloritic and carbonaceous schists, which may be graphitic in places. Multiple lodes are a common feature.

Mineralised shears are found in close proximity to the contact with harder metamorphosed and metasomatically altered intermediate to basic Lower Birimian volcanics. The competency contrast between the harder metavolcanic rocks to the east and the more argillaceous rocks to the west is thought to have formed a plane of weakness. During crustal movement, this plane became a zone of shearing and thrusting coeval with the compressional phases.

### Mineralisation style

Gold mineralisation is associated with, and occurs within, graphite-chlorite-sericite fault zones. These shear zones are commonly associated with pervasive silica, carbonate and sulphide hydrothermal alteration and occur in tightly folded Upper Birimian schists, phyllites, metagreywackes and tuffs, along the eastern limb of the Kumasi anticlinorium.

### Mineralisation characteristics

Two main ore types are present, namely quartz vein and sulphide ore. The quartz vein type consists mainly of quartz with free gold in association with lesser amounts of various metal sulphides containing iron, zinc, lead and copper. This ore type is generally nonrefractory. The sulphide ore type is characterised by the inclusion of gold in the crystal structure of arsenopyrite minerals. Higher gold grades tend to be associated with finer grained arsenopyrite crystals. The sulphide ore is generally refractory.

# OBUASI CONTINUED
## Africa

**A typical E-W geological cross-section for south of the Obuasi Mine, showing the footwall (FW) and hangingwall (HW) lodes, elevation in mRL***


E
W
-500mRL
-600mRL
-700mRL
100m
Legend
FW Lode 6
FW Lode 7
FW Lode 8
HW Lode 1
HW Lode 2
Metasediments
Metavolcanics
Obuasi Fissure
Vein Quartz
Graphite
HW/FW Shears

**mRL = 1.18m AMSL*

## Exploration

A substantial amount of exploration work has been carried out for the mine over several decades. Prior to the redevelopment of the mine in 2019, underground DD was carried out by an in-house drilling department and combined with systematic underground mapping and extensive reef drive and crosscut channel sampling. Since redevelopment, underground mapping activities have continued, but crosscuts and reef drives are no longer sampled. It has been fully replaced by diamond drill sampling which is being done by drilling contractors Boart Longyear™ and Westfield Drilling Limited™.

During 2021, infill drilling focused on 41 and 32 Levels, while the expensed drilling targeted the George Cappendell Shaft (GCS) top (Block 8). The GCS top area has extensive historical mining, however the block has further opportunity for Mineral Resource identification and definition with the planned drilling programme. The upside potential focused on is between 900 Level to 1400 Level. The strategy is to make use of the existing stockpile cuddies along the main decline and drill from 8 Level towards 14 Level. A total of 10,998m have been planned for the area, results are showing that continuity and grades are improving as the drilling extends down-dip and plunge.

The focus of the definition and infill drilling during the year was to upgrade areas in Blocks 8L and 10 from Inferred to Indicated Mineral Resource and ultimately prepare it for mining by doing the last phase of grade control drilling. The strategy is to use 32 and 41 Levels as the main drilling platforms and target the area below 32 and 41 Levels respectively.

The Block 10 area lies along the trend of a flat plunging shoot of approximately 380m vertical extent, where the current geological interpretation shows wider mineralisation with multiple lodes. A total of about 32,000m is being drilled on 41 Level. Results from the drilling show that the dip of the Obuasi Fissure, which is the main drill target, appears to steepen and roll over an easterly plunging felsic igneous body. High-grade mineralised quartz veins

# OBUASI CONTINUED
## Africa

seem to be concentrated around the margins of this felsic igneous body creating a drill target at depth. Where tighter spaced drilling has already been done into the area, elevated metal content has been observed.

The shear zone, within which the mineralisation in Block 8 is focused, is around the 12/74 fissure which links the Obuasi Fissure to the east with a network of carbonaceous shears on the margin of the Sansu dyke to the west. The Obuasi and 12/74 fissures splay apart at the eastern end of Block 8 with the Obuasi Fissure continuing in a west-northwest direction. A total of about 16,000m is being drilled from the 32 Level platform targeting the mineralisation below the platform. Results show a continuous Obuasi Fissure below 32 Level but with strong display of pinch and swell characteristics.

### Projects

The Obuasi redevelopment project kicked off in 2019 and it has been carried out in three phases. The construction parts of the first two phases of the project have been completed which mainly related to the process plant upgrade and initial surface- and underground infrastructure works. The operations' ramp up to 4,000tpd of ore tonnes mined was delayed by the temporary stoppage of underground activities after a fall of ground incident in May 2021. Production remained suspended for several months to allow for reviews and investigations, but slowly resumed in the latter part of 2021. Phase 3 of the project commenced in late 2021 and is expected to continue into 2023. It involves the refurbishment of the existing Kwesi Mensah Shaft (KMS) shaft and further construction of underground infrastructure to service the operations as mining progresses along strike.

### Mineral Resource

**Details of average drill hole spacing and type in relation to Mineral Resource classification**

| | | Type of drilling | | | | |
|---|---|---|---|---|---|---|
| Category | Spacing m (-x-) | Diamond | RC | Blast hole | Channel | Other |
| Measured | 15 x 15 | ✔ | ✔ | – | ✔ | – |
| Indicated | 60 x 60 | ✔ | ✔ | – | ✔ | – |
| Inferred | 90 x 90 | ✔ | ✔ | – | ✔ | – |
| Grade/ore control | 15 x 15 | ✔ | ✔ | – | ✔ | – |

DD and RC samples informed the open pit estimates. For underground estimation, diamond drill hole and channel samples were used. Channel samples are no longer collected and have been fully replaced by DD.



Core trays of drilled exploration core samples are examined by geologists at Obuasi

# OBUASI CONTINUED
## Africa

### Inclusive Mineral Resource

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| Anyinam (open pit) | Measured | 0.00 | 2.50 | 0.01 | 0.00 |
| | Indicated | 0.45 | 3.54 | 1.59 | 0.05 |
| | Inferred | 1.02 | 4.23 | 4.32 | 0.14 |
| | **Total** | **1.47** | **4.02** | **5.92** | **0.19** |
| Gyabunsu–Sibi (open pit) | Measured | 0.05 | 4.00 | 0.21 | 0.01 |
| | Indicated | 0.05 | 3.48 | 0.16 | 0.01 |
| | Inferred | 0.28 | 3.97 | 1.13 | 0.04 |
| | **Total** | **0.38** | **3.92** | **1.50** | **0.05** |
| Above 50 Level – Block 1 | Measured | – | – | – | – |
| | Indicated | 7.80 | 6.00 | 46.86 | 1.51 |
| | Inferred | 2.40 | 5.90 | 14.15 | 0.45 |
| | **Total** | **10.20** | **5.98** | **61.01** | **1.96** |
| Above 50 Level – Block 2 | Measured | – | – | – | – |
| | Indicated | 9.12 | 8.59 | 78.39 | 2.52 |
| | Inferred | 3.06 | 5.09 | 15.58 | 0.50 |
| | **Total** | **12.19** | **7.71** | **93.98** | **3.02** |
| Above 50 Level – Block 8 | Measured | 4.58 | 9.47 | 43.35 | 1.39 |
| | Indicated | 12.13 | 4.97 | 60.33 | 1.94 |
| | Inferred | 2.92 | 4.51 | 13.17 | 0.42 |
| | **Total** | **19.63** | **5.95** | **116.85** | **3.76** |
| Above 50 Level – Block 10 | Measured | 0.90 | 9.90 | 8.88 | 0.29 |
| | Indicated | 10.67 | 7.07 | 75.44 | 2.43 |
| | Inferred | 4.41 | 5.58 | 24.63 | 0.79 |
| | **Total** | **15.98** | **6.82** | **108.94** | **3.50** |
| Above 50 Level – Adansi | Measured | – | – | – | – |
| | Indicated | 2.99 | 12.86 | 38.46 | 1.24 |
| | Inferred | 2.66 | 9.53 | 25.39 | 0.82 |
| | **Total** | **5.66** | **11.29** | **63.85** | **2.05** |
| Above 50 Level – Côte d'Or | Measured | – | – | – | – |
| | Indicated | – | – | – | – |
| | Inferred | 24.71 | 7.85 | 193.88 | 6.23 |
| | **Total** | **24.71** | **7.85** | **193.88** | **6.23** |
| Above 50 Level – Sansu | Measured | 1.38 | 9.51 | 13.15 | 0.42 |
| | Indicated | 5.40 | 5.20 | 28.06 | 0.90 |
| | Inferred | 2.48 | 4.19 | 10.41 | 0.33 |
| | **Total** | **9.26** | **5.57** | **51.61** | **1.66** |
| Below 50 Level – Block 11 | Measured | – | – | – | – |
| | Indicated | 3.09 | 19.30 | 59.70 | 1.92 |
| | Inferred | 2.47 | 16.81 | 41.52 | 1.34 |
| | **Total** | **5.56** | **18.20** | **101.23** | **3.25** |
| Below 50 Level – Block 14 | Measured | – | – | – | – |
| | Indicated | 0.55 | 8.05 | 4.47 | 0.14 |
| | Inferred | 3.72 | 8.19 | 30.48 | 0.98 |
| | **Total** | **4.28** | **8.17** | **34.95** | **1.12** |
| **Obuasi** | **Total** | **109.32** | **7.63** | **833.70** | **26.80** |

The majority of the Mineral Resource is from underground sources with only a small proportion from open pits Anyinam and Gyabunsu-Sibi. The Anyankyirem open pit was relinquished and returned to the government during the course of the year, and removed from the Mineral Resource.

The surface Mineral Resource is constrained by pit optimisation and the underground Mineral Resource by optimised stope shapes. These shapes maximise the recovered Mineral Resource value above a cut-off while also catering for practical mining parameters. The cut-off grades are based on a gold price of $1,500/oz for underground and $1,600/oz for the open pit Mineral Resource.

# OBUASI CONTINUED
## Africa

### Estimation

The estimation technique is ordinary kriging and the primary estimation unit size is 20 x 5 x 15m. This estimation unit size is representative of the underground mining units and is considered appropriate given the style of mineralisation and mining methods. Compositing by length is employed and the influence of extreme grades are restricted by grade capping. Sample spacing is highly variable across the deposit and ranges from 10 x 10m (for grade control areas) up to 200 x 200m (for exploration targets). However, for the Mineral Resource, the maximum extrapolation from data points is 100m. Any areas beyond this, are considered to be upside potential rather than Mineral Resource.

### Grade tonnage curves

**Obuasi**
Surface (metric)



Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
Cut-off grade (g/t)
0 1 2 3 4 5 6 7 8 9
0.5 1.5 2.5 3.5 4.5 5.5 6.5
0 1 2 3 4 5
Tonnes above cut-off
Average grade above cut-off

**Obuasi**
Underground (metric)



Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
Cut-off grade (g/t)
6 19 32 45 58 71 84 97 110
7 13 19 25 31 37 43
0 2 4 6 8 10 12 14 16 18 20
Tonnes above cut-off
Average grade above cut-off



Employees at the Obuasi processing plant

# OBUASI CONTINUED
## Africa

### Exclusive Mineral Resource

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| Obuasi | Measured | 2.57 | 7.97 | 20.45 | 0.66 |
| | Indicated | 25.81 | 7.04 | 181.57 | 5.84 |
| | Inferred | 50.15 | 7.47 | 374.66 | 12.05 |
| | **Total** | **78.52** | **7.34** | **576.68** | **18.54** |

This exclusive Mineral Resource consists of the portion of the Mineral Resource which has not been converted to Ore Reserve. This includes the open pits, the Inferred Mineral Resource component (which will require infill drilling for conversion to an Indicated Mineral Resource), the material between the Ore Reserve and Mineral Resource gold prices and where further design work is required.

### Mineral Resource below infrastructure

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| Obuasi | Measured | – | – | – | – |
| | Indicated | 3.65 | 17.59 | 64.17 | 2.06 |
| | Inferred | 6.19 | 11.63 | 72.01 | 2.32 |
| | **Total** | **9.84** | **13.84** | **136.17** | **4.38** |

The Mineral Resource below infrastructure is from areas below 50 Level. These areas have been extensively drilled but no infrastructure is currently in place to exploit it.

### Year-on-year changes in Mineral Resource

**Obuasi**
Total (Moz)


Ounces (millions)
32
31
30
29
28
27
26
25
29.52
(0.09)
(0.01)
(2.19)
0.00
0.00
0.00
0.00
0.00
(0.43)
26.80
2020
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/disposal
2021

The decrease is largely due to model changes and the relinquishment of the Anyankyirem open pit. The model changes came primarily from Adansi, Côte d'Or and Block 14, blocks which are in the historic mining areas in the north of the mine, where a review of the geological interpretation had been completed on the back end of data capture and validation exercises of all the historic information.

### Inclusive Mineral Resource sensitivity

**Obuasi**


Percentage change
20
10
0
-10
-20
1,300
1,500
1,700
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade

Obuasi is sensitive to changes in the Mineral Resource gold price. The percentage change (in tonnes, grade and ounces) at a lower ($1,300/oz) and a higher ($1,700/oz) gold price is shown in the graph. There is an approximate 7% upside in ounces and an 8% downside in ounces when compared with the reported price ($1,500/oz).

# OBUASI CONTINUED
## Africa

### Ore Reserve

#### Ore Reserve

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| Above 50 Level – Block 1 | Proved | – | – | – | – |
| | Probable | 2.02 | 7.46 | 15.06 | 0.48 |
| | **Total** | **2.02** | **7.46** | **15.06** | **0.48** |
| Above 50 Level – Block 2 | Proved | – | – | – | – |
| | Probable | 2.41 | 8.16 | 19.64 | 0.63 |
| | **Total** | **2.41** | **8.16** | **19.64** | **0.63** |
| Above 50 Level – Block 8 | Proved | 3.80 | 7.72 | 29.34 | 0.94 |
| | Probable | 7.78 | 5.98 | 46.47 | 1.49 |
| | **Total** | **11.58** | **6.55** | **75.80** | **2.44** |
| Above 50 Level – Block 10 | Proved | 0.00 | 8.75 | 0.01 | 0.00 |
| | Probable | 8.40 | 7.06 | 59.33 | 1.91 |
| | **Total** | **8.40** | **7.06** | **59.34** | **1.91** |
| Above 50 Level – Adansi | Proved | – | – | – | – |
| | Probable | 0.72 | 17.78 | 12.78 | 0.41 |
| | **Total** | **0.72** | **17.78** | **12.78** | **0.41** |
| Above 50 Level – Sansu | Proved | 0.93 | 8.09 | 7.53 | 0.24 |
| | Probable | 2.22 | 6.01 | 13.33 | 0.43 |
| | **Total** | **3.15** | **6.62** | **20.86** | **0.67** |
| Below 50 Level – Block 11 | Proved | – | – | – | – |
| | Probable | 2.53 | 21.18 | 53.54 | 1.72 |
| | **Total** | **2.53** | **21.18** | **53.54** | **1.72** |
| **Obuasi** | **Total** | **30.80** | **8.34** | **257.02** | **8.26** |

Seven mining blocks comprising Sansu, Blocks 1, 2, 8, 10 and 11, and Adansi make up the key mining blocks from which the Ore Reserve is derived.



A loader underground at Obuasi

# OBUASI CONTINUED
## Africa

### Estimation

The Ore Reserve estimation considers mining criteria for the economic cut-off grade and minimum mining width for the anticipated mining method. All design and scheduling work is undertaken to an applicable level of detail by mine planning engineers in consultation with other technical specialists using Datamine Studio UG™ and Enhanced Production Scheduler™ (EPS) software.

The cut-off grade parameters used include projected mining, processing, and general and administrative costs. An Ore Reserve gold price of $1,200/oz was used. The cut-off grade also considers the MetRF (87% applied for all blocks), mining dilution and recovery, and tonne-kilometre haulage cost from all blocks as well as the fill type.

Stopes are designed using the Datamine Mineable Shape Optimiser™ (MSO) Software where the outputs are further optimised by manual edits. The stope shapes are generated at section internals of 15 to 20m based on geotechnical guidance for each block. The MSO allows the class field to be assigned to each stope generated. The mine design is reviewed taking into consideration the updated stope shapes, existing development and future infrastructure need. A LOM plan is generated which considers fleet and infrastructure capacities. All mining blocks are designed for the LHOS mining method. The Obuasi Ore Reserve is reported from the LOM plan and only includes Measured and Indicated Mineral Resource.

### Ore Reserve modifying factors

| as at 31 December 2021 | Gold price $/oz | Cut-off grade g/t Au | Dilution % | MRF (% based on tonnes) | MRF (% based on g/t) | MCF % | MetRF % |
|---|---|---|---|---|---|---|---|
| Above 50 Level – Block 1 | 1,200 | 4.08 | 17.0 | 95.0 | 100.0 | 100.0 | 87.0 |
| Above 50 Level – Block 2 | 1,200 | 4.18 | 17.0 | 95.0 | 100.0 | 100.0 | 87.0 |
| Above 50 Level – Block 8 | 1,200 | 3.93 | 12.0 | 95.0 | 100.0 | 100.0 | 87.0 |
| Above 50 Level – Block 10 | 1,200 | 4.25 | 17.0 | 95.0 | 100.0 | 100.0 | 87.0 |
| Above 50 Level – Adansi | 1,200 | 4.18 | 14.0 | 95.0 | 100.0 | 100.0 | 87.0 |
| Above 50 Level – Côte d'Or | 1,200 | 4.18 | 17.0 | 95.0 | 100.0 | 100.0 | 87.0 |
| Above 50 Level – Sansu | 1,200 | 3.82 | 12.0 | 95.0 | 100.0 | 100.0 | 87.0 |
| Below 50 Level – Block 11 | 1,200 | 5.01 | 16.0 | 98.0 | 100.0 | 100.0 | 87.0 |

Several factors were used for modifying the Ore Reserve and include MRF, dilution and MetRF. These were applied based on the mining method employed and the understanding of the geotechnical condition of the block.

### Inferred Mineral Resource in annual Ore Reserve design*

| | Tonnes | Grade | Contained gold | |
|---|---|---|---|---|
| as at 31 December 2021 | million | g/t | tonnes | Moz |
| Above 50 Level – Block 1 | 0.18 | 8.31 | 1.46 | 0.05 |
| Above 50 Level – Block 2 | 0.25 | 6.80 | 1.73 | 0.06 |
| Above 50 Level – Block 8 | 0.88 | 5.96 | 5.25 | 0.17 |
| Above 50 Level – Block 10 | 1.45 | 6.83 | 9.90 | 0.32 |
| Above 50 Level – Adansi | 0.59 | 10.23 | 6.00 | 0.19 |
| Above 50 Level – Sansu | 0.49 | 6.02 | 2.93 | 0.09 |
| Below 50 Level – Block 11 | 0.11 | 18.45 | 2.02 | 0.06 |
| **Total** | **3.95** | **7.43** | **29.29** | **0.94** |

** Inferred Mineral Resource including lower confidence material*

AngloGold Ashanti's planning process allows the use of Inferred Mineral Resource in Ore Reserve determination and reporting as well as in our business planning. These two are closely aligned with the Ore Reserve being a subset of the business planning process. It is important to note that in all AngloGold Ashanti's processes, despite the use of Inferred Mineral Resource, we never convert the Inferred Mineral Resource to an Ore Reserve.

AngloGold Ashanti completes an Inferred Mineral Resource risk test on all plans. This involves setting the Inferred Mineral Resource grade to zero within the Ore Reserve design (thereby considering a worst-case scenario whereby the Inferred Mineral Resource totally fails to deliver, and it is completely made up of waste). The Ore Reserve design is evaluated with the Inferred Mineral Resource at zero grade, and if the design using Measured and Indicated Mineral Resource remains financially positive, then the Ore Reserve is robust enough to make a positive financial return and therefore satisfies the requirements of an Ore Reserve.

With appropriate caution, a portion of the Inferred Mineral Resource was included in the business plan optimisation process. This accounts for 10% of the Ore Reserve plan of 16 years.

# OBUASI CONTINUED
## Africa

### Ore Reserve below infrastructure

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| Obuasi | Proved | – | – | – | – |
| | Probable | 2.53 | 21.18 | 53.54 | 1.72 |
| | **Total** | **2.53** | **21.18** | **53.54** | **1.72** |

Ore Reserve below infrastructure is restricted to the ground below 50 Level that requires a decline to access, and is located between 50 and 60 Levels below KMS.

### Year-on-year changes in Ore Reserve

**Obuasi**
Total (Moz)



Ounces (millions)
11
10
9
8
7
6
5
4
8.73
(0.09)
0.00
1.20
0.00
0.00
0.00
0.00
(1.58)
0.00
0.00
8.26
2020
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/disposal
2021

Operational changes were primarily associated with design reviews in historically mined areas to eliminate low confidence stopes which resulted in a net decrease. This was offset partially by methodology change due to geological re-interpretation and revision of estimation parameters in Adansi resulting in addition to the Ore Reserve.

### Ore Reserve sensitivity

**Obuasi**



Percentage change
10
5
0
-5
-10
-15
1,100
1,200
1,300
Ore Reserve price ($/oz)
Tonnes
Ounces
Grade

Tonnes are sensitive to a decrease in an Ore Reserve gold price of $1,100/oz and ounces are less sensitive, related to the lower grade structures parallel to the main Obuasi trend. At an increased gold price of $1,300/oz tonnes and ounces remain less sensitive.

### Competent Persons

| Responsibility | Competent Person | Professional organisation | Membership number | Relevant experience | Qualification |
|---|---|---|---|---|---|
| Mineral Resource | Emmarentia Maritz | SACNASP | 118 345 | 18 years | MSc (Mineral Resource Evaluation) |
| Ore Reserve | Douglas Atanga | MAusIMM | 334 391 | 13 years | BSc (Mining Engineering) |


Labe
GUINEA
Dabola
Kankan
Conakry
Operation
0
200km



**Legend:**
1 Siguiri (85%)

# GUINEA
## Africa

**Siguiri Gold Mine is AngloGold Ashanti's only operation in Guinea. The mine is 85% owned by AngloGold Ashanti and 15% by the government of Guinea. The mine is a conventional open pit operation situated in the Siguiri district in the northeast of Guinea. It lies about 850km north-northeast of the capital city of Conakry and 109km west of the border with Mali by road.**

Gold-bearing ore is mined from several pits (generally three pits at any one time). A plant upgrade to process hard rock was completed in 2018 and production ramped up during 2019. In 2020 the mine continued to remove bottlenecks and optimise the plant. The project was closed out early in 2021.

Attributable production from Guinea was 258koz of gold in 2021, or 18% of the region's production.

As at December 2021, the Mineral Resource (inclusive of Ore Reserve) for Guinea was 6.4Moz (2020: 7.0Moz) and the Ore Reserve was 1.6Moz (2020: 1.9Moz).

**Inclusive Mineral Resource**


0.4
2.3
Moz
3.8
Measured
Indicated
Inferred

**Exclusive Mineral Resource**


2.3
Moz
2.3
Indicated
Inferred

**Ore Reserve**


0.4
Moz
1.3
Proved
Probable

# SIGUIRI
## Africa

### Introduction

**Property description**

Siguiri Gold Mine (Siguiri), in Guinea, is 85% owned by AngloGold Ashanti and 15% by the government of Guinea. It is an open pit operation with active mining currently occurring largely in Kami, Bidini and Tubani pits in Block 1. In the first quarter of 2021, mining commenced in Block 2, exploiting the newly developed Foulata and Saraya pits..

**Location**

The mine is located approximately 850km north-northeast of Conakry, 25km northwest of the town of Siguiri and 220km southeast of the Malian capital Bamako, near the Malian border.

**History**

First gold mining can be traced back to the first great West African Empire, the Sarakolle Kingdom, but there are no reliable records of pre-western production. The French became involved in the area in the late 19$^{th}$ and early 20$^{th}$ centuries. Between 1931 and 1951, the French reported gold coming out of Siguiri, with figures varying between 1 and 3.8t annually however, little exploration work was completed.

There was a phase of Russian exploration in the area between 1960 and 1963. The Russian work focused on the placer deposits along the major river channels in the area. In 1980, Société Miniere Internationale du Quebéc (SOMIQ) gained the exploration rights for Siguiri and Mandiana. SOMIQ focused its work on the Koron and Didi areas. The Chevaning Mining Company Limited was then created to undertake a detailed economic evaluation of the prospect, with more intensive work beginning in the late 1980s.

Société Aurifere de Guinea (SAG) took over from its predecessors and continued work on the placer deposits. Production on the Koron placer reached a peak in 1992 with 1.1t gold being produced, although due to a number of difficulties, the mine was shut down later that year.

In the mid-1990s, Golden Shamrock acquired and operated the project as an open pit and heap leach. In October 1996, Golden Shamrock was acquired by Ashanti Goldfields Corporation which operated Siguiri as a heap leach until 2004. Ashanti merged with AngloGold in 2004 to become AngloGold Ashanti. AngloGold Ashanti completed the design and construction of the 8.5Mtpa saprolite soft rock treatment plant and commissioned it in 2005. The capacity later increased to 12Mtpa.

A Siguiri combination plant FS based on the requirement to process fresh and transitional material in combination with existing oxide material was completed in 2015. The combination plant conversion project began in 2017. The plant conversion allows the mine to treat 6Mtpa of sulphide ore and 6Mtpa of oxide ore. Construction was completed in March 2018 and further optimisation and debottlenecking of the plant continues.

**Legal aspects and tenure**

Siguiri is mined under licence from the government of Guinea. The published Mineral Resource and Ore Reserve are covered by SAG mining concession D/97/171/PRG/SGG, totalling 1,494.5$km^2$.

The original SAG concession was granted under the Convention de Base between the République de Guinée and SAG, signed on 4 August 1997. This allows the concession to be explored and mined exclusively for gold, silver and diamonds by SAG for 25 years from the date of the agreement, until 4 August 2022.

The Convention de Base will guide the renewal of the mining concession in 2022. The SAG concession was granted under a new amended Convention de Base between the République de Guinée and SAG signed on 28 June 2016, and ratified by the Guinean parliament on 13 December 2016. The Convention de Base was ratified by the constitutional court and published in the official gazette of the Republic of Guinea on 24 January 2017. Dependent on the submission of the necessary renewal documentation at least six months before the expiration of the concession on 4 August 2022, the concession can be explored and mined exclusively for gold, silver and diamonds by SAG for 25 years from the date of agreement to 13 December 2041.

**Mining method**

Siguiri is currently a multi-pit fresh rock and oxide gold mining operation, mined by contract miner, Mota-Engil. The mining method is selective conventional mining using excavators and trucks on 3m high flitches. Three Caterpillar 6020B excavators are the main loading equipment matched with Caterpillar 777G dump trucks. In some deposits, a selective mining unit (SMU) of 10 x 10 x 3m has been defined based on historical grade control, the deposit type, and the mining equipment used to simulate the expected mining dilution and ore losses.

# SIGUIRI CONTINUED
## Africa

### Introduction continued

**Operational infrastructure**

Siguiri includes a processing plant, a TSF, and other infrastructures such as a mine village, a water supply system, roads, power supply by on-site generators and communications systems. Additional infrastructure includes on-site offices, accommodation and workshops to support remote mining. Power to the mine is self-generated using heavy fuel oil.

The town of Siguiri can be accessed via a small airfield and a well-paved road that connects Siguiri to Bamako in the north and Kouroussa in the south. Access to the mine via roads and to Siguiri is easily passable through most of the year, although some secondary roads are seasonal with limited access during the wet season.

**Mineral processing**

The current processing plant treats both oxide and fresh sulphide material via a hybrid CIL circuit plant converted from CIP in 2018. The plant is capable of processing blends of hard and soft ore post commissioning a new ball mill and three-stage crushing plant in 2019. Unit operations include comminution, leaching, carbon adsorption and desorption, smelting and tailings disposal. Further modification of three leach tanks to CIL tanks was done in the fourth quarter of 2020 giving a total of seven tanks in the hybrid circuit.

The processing plant was designed to process 12Mtpa but is forecast to treat 11.6Mtpa in the 2022 business plan.

**Risks**

The favourable conclusion of the Convention de Base negotiation during 2016 and its ratification in 2017 by parliament has significantly reduced the risk or uncertainty of the remaining estimated Mineral Resource and Ore Reserve not being covered by a valid mining concession. The current mining concession is now confirmed to be valid until 4 August 2022, with a high likelihood of renewal until 2041.

Some significant risks had been identified at combination plant FS stage and continue to be risks that could prevent eventual economic extraction of the estimated Mineral Resource and Ore Reserve. However, mitigation plans are in place to significantly reduce the impact of those risks.

Performance of the combination plant to achieve the required mill throughput and recovery are seen as a risk to the economic extraction of the estimated Mineral Resource and Ore Reserve until the plant stabilises. There are several action plans in progress to address this.

The reviewing of the modelling methodology for improved consistency within the Mineral Resource models is also in progress.



Load and haul at the Bidini open pit at Siguiri

# SIGUIRI CONTINUED
## Africa

**Map showing the location, infrastructure and mining licence area for Siguiri. The coordinates of the mine, as represented by the plant, are depicted on the map and are in the UTM coordinate system.**


Kouremale
Doko
Block 4
Kounkoun
Kounkoun
Block 3
Saraya West
Saraya
Foulata
Corridor N
Gontoron
Corridor S
Didi
TSF
Koron
Siguiri
Block 2
Block 1
N
0
10
20
30km
Plant centroid co-ordinates
11°33'54"N, 9°23'27"W
Licences
Mining
Exploration
Mine infrastructure
Pits
Plant
Stockpiles
Leach pad
TSF
Waste dumps
Deposit
Settlements
Towns
Villages
Roads
Main
Secondary

## Geology

The Siguiri Gold Mine is situated in the northern part of the Siguiri Basin of Guinea, and is underlain by Lower Proterozoic rocks of the Birimian metasedimentary and volcano-sedimentary formations. Where exposed, the sediments consist of a well-bedded turbiditic sequence of greenschist facies siltstones, sandstones, greywackes and minor conglomerates, with some brecciated and possibly volcanic members. Stratigraphic relationships in the area are however poorly understood due to poor exposure and a thick lateritic duricrust which covers large portions of the lease.

The mineralisation at Siguiri occurs as secondary gold in alluvial or colluvial gravel in lateritic cover and primary vein-hosted mineralisation. The veins are quartz dominant and display a variety of styles and orientations, with a sub-vertical northeast-trending conjugate quartz vein set predominating in most of the open pits, irrespective of the orientation of the bedding. Auriferous quartz veins show a strong lithological control and are best developed in the sandstone/greywacke units.

The main structural and lithological trend in the current mining area of Block 1, changes from a roughly north-south orientation in the south to northwest-southeast in the north.

The geology of Block 2 differs from Block 1 in that the block is mostly underlain by metavolcanics and volcanoclastics. Mineralisation styles appear to be similar to those in Block 1, with Saraya appearing to be located on a north-south orientated structure.

### Deposit type

Three main sedimentary packages are recognised in the Siguiri district, the Balato, Fatoya and Kintinian Formations. The basal Balato Formation is dominated by centimetre scale alternations of shale, siltstone and greywacke. The overlying Fatoya Formation consists of metre-scale beds of greywacke fining towards the west.

The Kintinian Formation is a thick package of shale and sandstone with a basal clast-supported conglomerate.

The orebodies are structurally controlled and the area has undergone at least three distinct phases of deformation, with initial north-south compression developing minor folds, the second and largest deformation event is associated with east-west to east-northeast and west-southwest directed compression leading to north-south structural architecture, and the third event was a northwest and southeast compression that led to refolding of existing structures.

A deep oxidation (weathering) profile is developed in the region, varying between 50 and 150m.

# SIGUIRI CONTINUED
## Africa

### Mineralisation style

Primary gold mineralisation occurs in all three lithostratigraphic units of the Siguiri region although most of the known mineralisation is found in the central and more competent Fatoya Formation. In some deposits, the mineralisation shows strong lithological control and is preferentially developed in coarser-grained units that have higher fracture or vein densities relative to fine-grained rocks.

The mineralisation dominantly follows sub-vertical north-south thrusts, northeast to southwest dextral shear zones, and west-northwest to east-southeast sinistral faults associated with the main (D2) deformation event. The mineralised veins are remarkable for the relative consistency of their northeast orientation, despite the highly variable orientation of bedding and major structures.

Mineralised veins are more intensely developed along major structural trends with quartz-carbonate-sulphide veining developed along structures. Some of these structures have developed as incipient faults and are represented by discrete stockworks of mineralised quartz-carbonate veins occurring along a trend, instead of being clearly defined continuous structures.

### Mineralisation characteristics

Two styles of primary mineralisation have been recognised at Siguiri. The first is characterised by precipitation of gold-bearing pyrite associated with proximal albite and distal carbonate alteration, and opening of carbonate-pyrite veins. The second style corresponds to east-northeast to west-southwest trending native gold bearing quartz veins with carbonate selvages which cross-cut carbonate-pyrite veins and show arsenopyrite (pyrite) halos.

## Exploration

Exploration at Siguiri was historically focused on finding new oxide Mineral Resource in the saprolite and upgrading the confidence in the existing oxide Mineral Resource. This was achieved using geophysics, soil geochemistry and drill hole sampling in the context of the regional and pit-scale geological models. Following the completion of an asset strategy optimisation project in 2012, which indicated the potential economic viability of the fresh rock material, the aim of the exploration has expanded, and the objectives are four-fold. Firstly, to explore for replacement and additional oxide material for short-term mining requirements at Sanu Tinti, Bidini, Tubani South, Kami and Silakoro. Secondly, to explore new conceptual oxide targets in Blocks 1 to 4, and the Saraya West exploration licence. Thirdly, to increase the level of confidence in major fresh rock targets below the existing oxide pits at Seguélén, Kami and Bidini. Lastly, drilling to support the Block 2 projects at Saraya and Foulata. To achieve all of these, 24,257m of RC and 8,807m of DD were drilled during December 2021.

Exploration infill drilling for Mineral Resource conversion occurred at Sanu Tinti (1,704m RC), Bidini (12,819m RC and 1,380m DD), Tubani (192m RC), Kami (3,244m RC) and Sokunu (1,640m RC). Reconnaissance drilling occurred at Bidini (120m RC and 3,264m DD), Tubani South (872m RC), Kalamagna (892m RC), Seguélén push back 2 (750m RC and 2,059m DD), Kosise (83.8m DD) and Balato North (2,144m RC) to test for extensions of known mineralisation and a follow up on historical anomalous gold results. The change of drilling contractors and prioritisation of the grade control drilling led to the low output in exploration.

### W-E Geological cross-section through the Siguiri deposits Sanu Tinti, Bidini and Kalamagna, elevation in metres AMSL


W
E
Sanu Tinti
Bidini
Kalamagna PB1
Legend
Black shale
Breccia
Greywacke
Shale
Pit outline
Siltstone
0-0.49g/t Au
0.50-0.74g/t Au
+300
+0
300m
KINTINIAN FORMATION
BRECCIO-CONGLOMERATE
FATOYA FORMATION

# SIGUIRI CONTINUED
## Africa


CATERPILLAR
071
CAT

Ore loading onto a truck at Siguiri

### Projects

A FS investigating the exploitation of fresh rock material was completed in December 2015. The combination plant project investigated the upgrade of the current plant to enable processing a combination of oxides and of fresh rock material. The plant throughput would remain at 12Mtpa with a flexible design allowing up to 6Mtpa of fresh rock material to be processed. Targeted fresh rock pits include Kami, Bidini, Tubani, Sintroko, Seguélén and Sokuno. The FS was approved by the board of AngloGold Ashanti following successful negotiations with the government of Guinea regarding the Convention de Base and having obtained access to Seguélén Area 1. Construction of the combination plant commenced in 2017 and the plant was commissioned during quarter four of 2018.

Block 2's mining commenced in June 2021 following the completion of the FS. This will start with Foulata and Saraya in 2022. The infill drilling inside the mine design, aimed to convert Inferred to Indicated Mineral Resource, was scheduled to be completed in 2020 but due to unforeseen reasons linked to communities, heavy rainfall and poor drilling performance and as a result about 3,000m out of 16,000m was carried over to 2021. Block 3 drilling took place during 2021, as well as the PFS for possible mining in 2024.

### Mineral Resource

**Details of average drill hole spacing and type in relation to Mineral Resource classification**

| | | Type of drilling | | | | |
|---|---|---|---|---|---|---|
| Category | Spacing m (-x-) | Diamond | RC | Blast hole | Channel | Other |
| Measured | – | – | – | – | – | – |
| Indicated | 20 x 40, 25 x 25 | ✔ | ✔ | – | – | – |
| Inferred | 20 x 40, 50 x 25, 50 x 50 | ✔ | ✔ | – | – | – |
| Grade/ore control | 5 x 12, 5 x 10, 10 x 10, 12.5 x 6.25, 12.5 x 7.5 | – | ✔ | – | – | – |

# SIGUIRI CONTINUED
## Africa

### Inclusive Mineral Resource

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Moz |
|---|---|---|---|---|---|
| Bidini (sulphide) | Measured | – | – | – | – |
| | Indicated | 7.39 | 1.68 | 12.41 | 0.40 |
| | Inferred | 1.96 | 1.83 | 3.60 | 0.12 |
| | **Total** | **9.36** | **1.71** | **16.01** | **0.51** |
| Bidini (oxide) | Measured | – | – | – | – |
| | Indicated | 2.20 | 1.42 | 3.12 | 0.10 |
| | Inferred | 4.40 | 1.31 | 5.78 | 0.19 |
| | **Total** | **6.60** | **1.35** | **8.90** | **0.29** |
| Bidini (transitional) | Measured | – | – | – | – |
| | Indicated | 2.65 | 1.61 | 4.27 | 0.14 |
| | Inferred | 0.97 | 2.07 | 2.01 | 0.06 |
| | **Total** | **3.63** | **1.73** | **6.28** | **0.20** |
| Eureka East | Measured | – | – | – | – |
| | Indicated | 0.38 | 1.29 | 0.49 | 0.02 |
| | Inferred | 0.12 | 1.25 | 0.15 | 0.00 |
| | **Total** | **0.50** | **1.28** | **0.64** | **0.02** |
| Eureka North | Measured | – | – | – | – |
| | Indicated | 0.06 | 0.98 | 0.06 | 0.00 |
| | Inferred | 0.04 | 1.00 | 0.04 | 0.00 |
| | **Total** | **0.10** | **0.99** | **0.10** | **0.00** |
| Foulata | Measured | – | – | – | – |
| | Indicated | 0.82 | 2.24 | 1.84 | 0.06 |
| | Inferred | 0.13 | 2.90 | 0.38 | 0.01 |
| | **Total** | **0.95** | **2.33** | **2.22** | **0.07** |
| Kalamagna | Measured | – | – | – | – |
| | Indicated | 2.08 | 0.93 | 1.92 | 0.06 |
| | Inferred | 0.38 | 0.91 | 0.35 | 0.01 |
| | **Total** | **2.46** | **0.92** | **2.27** | **0.07** |
| Kami (sulphide) | Measured | – | – | – | – |
| | Indicated | 23.47 | 1.15 | 26.90 | 0.86 |
| | Inferred | 7.86 | 1.15 | 9.07 | 0.29 |
| | **Total** | **31.33** | **1.15** | **35.97** | **1.16** |
| Kami (oxide) | Measured | – | – | – | – |
| | Indicated | 9.88 | 0.86 | 8.53 | 0.27 |
| | Inferred | 4.88 | 0.90 | 4.37 | 0.14 |
| | **Total** | **14.75** | **0.87** | **12.90** | **0.41** |
| Kami (transitional) | Measured | – | – | – | – |
| | Indicated | 1.89 | 1.04 | 1.96 | 0.06 |
| | Inferred | 0.82 | 1.17 | 0.96 | 0.03 |
| | **Total** | **2.71** | **1.08** | **2.93** | **0.09** |
| Kosise | Measured | – | – | – | – |
| | Indicated | 2.02 | 0.88 | 1.78 | 0.06 |
| | Inferred | 1.70 | 0.83 | 1.41 | 0.05 |
| | **Total** | **3.72** | **0.86** | **3.19** | **0.10** |
| Kounkoun | Measured | – | – | – | – |
| | Indicated | – | – | – | – |
| | Inferred | 9.22 | 1.36 | 12.51 | 0.40 |
| | **Total** | **9.22** | **1.36** | **12.51** | **0.40** |

# SIGUIRI CONTINUED
## Africa

### Inclusive Mineral Resource continued

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| Kozan North | Measured | – | – | – | – |
| | Indicated | 1.22 | 0.82 | 0.99 | 0.03 |
| | Inferred | 0.45 | 0.84 | 0.38 | 0.01 |
| | **Total** | **1.67** | **0.82** | **1.38** | **0.04** |
| Kozan South | Measured | – | – | – | – |
| | Indicated | 1.71 | 0.73 | 1.26 | 0.04 |
| | Inferred | 0.00 | 0.69 | 0.00 | 0.00 |
| | **Total** | **1.72** | **0.73** | **1.26** | **0.04** |
| Seguélén (oxide) | Measured | – | – | – | – |
| | Indicated | 5.93 | 0.86 | 5.11 | 0.16 |
| | Inferred | 1.72 | 0.83 | 1.43 | 0.05 |
| | **Total** | **7.65** | **0.85** | **6.54** | **0.21** |
| Seguélén (sulphide) | Measured | – | – | – | – |
| | Indicated | 1.65 | 1.24 | 2.04 | 0.07 |
| | Inferred | 1.23 | 1.23 | 1.51 | 0.05 |
| | **Total** | **2.89** | **1.23** | **3.56** | **0.11** |
| Seguélén (transitional) | Measured | – | – | – | – |
| | Indicated | 0.70 | 1.01 | 0.71 | 0.02 |
| | Inferred | 0.33 | 1.08 | 0.36 | 0.01 |
| | **Total** | **1.03** | **1.04** | **1.06** | **0.03** |
| Saraya (sulphide) | Measured | – | – | – | – |
| | Indicated | 1.83 | 2.40 | 4.39 | 0.14 |
| | Inferred | 0.50 | 3.00 | 1.50 | 0.05 |
| | **Total** | **2.32** | **2.53** | **5.89** | **0.19** |
| Saraya (oxide) | Measured | – | – | – | – |
| | Indicated | 1.31 | 1.62 | 2.13 | 0.07 |
| | Inferred | 0.43 | 2.04 | 0.88 | 0.03 |
| | **Total** | **1.74** | **1.73** | **3.00** | **0.10** |
| Saraya (transitional) | Measured | – | – | – | – |
| | Indicated | 0.16 | 2.30 | 0.37 | 0.01 |
| | Inferred | 0.09 | 2.15 | 0.19 | 0.01 |
| | **Total** | **0.25** | **2.24** | **0.56** | **0.02** |
| Sintroko South | Measured | – | – | – | – |
| | Indicated | 2.14 | 1.31 | 2.80 | 0.09 |
| | Inferred | 0.29 | 1.94 | 0.57 | 0.02 |
| | **Total** | **2.43** | **1.39** | **3.37** | **0.11** |
| Silakoro | Measured | – | – | – | – |
| | Indicated | 1.34 | 1.65 | 2.22 | 0.07 |
| | Inferred | 0.20 | 2.06 | 0.41 | 0.01 |
| | **Total** | **1.54** | **1.71** | **2.63** | **0.08** |
| Sokunu | Measured | – | – | – | – |
| | Indicated | 2.74 | 0.96 | 2.63 | 0.08 |
| | Inferred | 3.29 | 1.00 | 3.29 | 0.11 |
| | **Total** | **6.04** | **0.98** | **5.92** | **0.19** |
| Soloni | Measured | – | – | – | – |
| | Indicated | 2.49 | 0.69 | 1.71 | 0.06 |
| | Inferred | 2.81 | 0.92 | 2.59 | 0.08 |
| | **Total** | **5.30** | **0.81** | **4.31** | **0.14** |

# SIGUIRI CONTINUED
## Africa

### Inclusive Mineral Resource continued

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| Sorofe (sulphide) | Measured | – | – | – | – |
| | Indicated | 1.57 | 1.55 | 2.45 | 0.08 |
| | Inferred | 3.00 | 1.98 | 5.94 | 0.19 |
| | **Total** | **4.57** | **1.83** | **8.39** | **0.27** |
| Sorofe (oxide) | Measured | – | – | – | – |
| | Indicated | 4.45 | 1.29 | 5.74 | 0.18 |
| | Inferred | 0.89 | 1.57 | 1.39 | 0.04 |
| | **Total** | **5.34** | **1.34** | **7.13** | **0.23** |
| Sorofe (transitional) | Measured | – | – | – | – |
| | Indicated | 1.44 | 1.89 | 2.73 | 0.09 |
| | Inferred | 1.31 | 1.69 | 2.22 | 0.07 |
| | **Total** | **2.76** | **1.80** | **4.96** | **0.16** |
| Stockpile (full grade ore) | Measured | 5.26 | 0.91 | 4.76 | 0.15 |
| | Indicated | – | – | – | – |
| | Inferred | – | – | – | – |
| | **Total** | **5.26** | **0.91** | **4.76** | **0.15** |
| Stockpile (marginal ore) | Measured | 12.65 | 0.52 | 6.59 | 0.21 |
| | Indicated | – | – | – | – |
| | Inferred | – | – | – | – |
| | **Total** | **12.65** | **0.52** | **6.59** | **0.21** |
| Stockpile (spent heap leach) | Measured | – | – | – | – |
| | Indicated | 30.69 | 0.54 | 16.63 | 0.53 |
| | Inferred | 11.89 | 0.57 | 6.76 | 0.22 |
| | **Total** | **42.57** | **0.55** | **23.39** | **0.75** |
| **Siguiri** | **Total** | **193.04** | **1.03** | **198.59** | **6.38** |

Current Mineral Resource models for each deposit were used to update the mine planning process and for quoting the year end Mineral Resource and Ore Reserve. Additional Mineral Resource drilling was incorporated into the updated models.

### Estimation

Mineral Resource definition drilling is done with aircore drilling (AC), RC and DD. All available geological drill hole information is validated for use in the Mineral Resource models and together with the local geology of the deposit, and an understanding of grade variability is used to categorise the drill hole information into appropriate estimation domains. Detailed statistical analyses are conducted on each of these domains which allows for the identification of high-grade outlier values which are capped, with some models post processed using local uniform conditioning (LUC).

The Mineral Resource model is estimated using ordinary kriging into a 3D block model. Geological interpretation is based on geological drill hole data. The dimensions of these Mineral Resource blocks range from 10 x 10 x 2.5m to 50 x 25 x 6m block sizes, guided by the shape of the deposit and the drilling density. The Mineral Resource is declared within an optimised Mineral Resource pit shell using a gold price of $1,500/oz.

### Grade tonnage curve

**Siguiri**
Surface (metric)



Tonnes above cut-off (millions)
400
350
300
250
200
150
100
50
0
0.0
0.5
1.0
1.5
Cut-off grade (g/t)
2.4
2.2
2.0
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
Average grade above cut-off (g/t)
Tonnes above cut-off
Average grade above cut-off

# SIGUIRI CONTINUED
## Africa

### Exclusive Mineral Resource

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| Siguiri | Measured | – | – | – | – |
| | Indicated | 64.26 | 1.12 | 71.81 | 2.31 |
| | Inferred | 60.91 | 1.15 | 70.06 | 2.25 |
| | **Total** | **125.17** | **1.13** | **141.87** | **4.56** |

The Siguiri exclusive Mineral Resource is reported considering mining, processing and operational costs between economic pit shells based on a gold price between $1,200/oz and $1,500/oz. About 4.56Moz are reported as exclusive representing 75% of the total reported Mineral Resource. This is mainly driven by economics since most of the exclusive Mineral Resource is localised below the current pits.

### Year-on-year changes in Mineral Resource

**Siguiri**
Total (Moz)



Ounces (millions)
8.0
7.5
7.0
6.5
6.0
5.5
5.0
6.96
(0.42)
0.68
0.03
0.00
(0.83)
0.00
(0.05)
0.01
0.00
6.38
2020
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/ disposal
2021

Increases due to exploration and model changes at Kami were offset by mining cost increases and depletion, resulting in a net reduction of Mineral Resource.

### Inclusive Mineral Resource sensitivity

**Siguiri**



Percentage change
20
10
0
-10
-20
-30
1,300
1,500
1,700
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade

The percentage change (in tonnes, grade and ounces) at a lower ($1,300/oz) and a higher ($1,700/oz) Mineral Resource gold price is shown in the graph. The Mineral Resource is highly sensitive to a decrease in gold price and very sensitive to an increase in gold price on an ounce and tonnage basis.

*"Current Mineral Resource models for each deposit were used to update the mine planning process and for quoting the year end Mineral Resource and Ore Reserve."*

# SIGUIRI CONTINUED
## Africa

### Ore Reserve

#### Ore Reserve

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Moz |
|---|---|---|---|---|---|
| Bidini (sulphide) | Proved | – | – | – | – |
| | Probable | 4.69 | 1.18 | 5.56 | 0.18 |
| | **Total** | **4.69** | **1.18** | **5.56** | **0.18** |
| Bidini (oxide) | Proved | – | – | – | – |
| | Probable | 0.52 | 1.19 | 0.62 | 0.02 |
| | **Total** | **0.52** | **1.19** | **0.62** | **0.02** |
| Bidini (transitional) | Proved | – | – | – | – |
| | Probable | 1.99 | 1.23 | 2.44 | 0.08 |
| | **Total** | **1.99** | **1.23** | **2.44** | **0.08** |
| Foulata | Proved | – | – | – | – |
| | Probable | 0.22 | 1.97 | 0.44 | 0.01 |
| | **Total** | **0.22** | **1.97** | **0.44** | **0.01** |
| Kami (sulphide) | Proved | – | – | – | – |
| | Probable | 6.62 | 1.12 | 7.39 | 0.24 |
| | **Total** | **6.62** | **1.12** | **7.39** | **0.24** |
| Kami (oxide) | Proved | – | – | – | – |
| | Probable | 1.43 | 0.67 | 0.96 | 0.03 |
| | **Total** | **1.43** | **0.67** | **0.96** | **0.03** |
| Kami (transitional) | Proved | – | – | – | – |
| | Probable | 0.55 | 0.92 | 0.51 | 0.02 |
| | **Total** | **0.55** | **0.92** | **0.51** | **0.02** |
| Saraya (sulphide) | Proved | – | – | – | – |
| | Probable | 1.89 | 1.84 | 3.48 | 0.11 |
| | **Total** | **1.89** | **1.84** | **3.48** | **0.11** |
| Saraya (oxide) | Proved | – | – | – | – |
| | Probable | 0.90 | 1.48 | 1.33 | 0.04 |
| | **Total** | **0.90** | **1.48** | **1.33** | **0.04** |
| Saraya (transitional) | Proved | – | – | – | – |
| | Probable | 0.12 | 1.89 | 0.23 | 0.01 |
| | **Total** | **0.12** | **1.89** | **0.23** | **0.01** |
| Stockpile (full grade ore) | Proved | 5.26 | 0.91 | 4.76 | 0.15 |
| | Probable | – | – | – | – |
| | **Total** | **5.26** | **0.91** | **4.76** | **0.15** |
| Stockpile (marginal ore) | Proved | 12.65 | 0.52 | 6.59 | 0.21 |
| | Probable | – | – | – | – |
| | **Total** | **12.65** | **0.52** | **6.59** | **0.21** |
| Stockpile (spent heap leach) | Proved | – | – | – | – |
| | Probable | 30.86 | 0.54 | 16.72 | 0.54 |
| | **Total** | **30.86** | **0.54** | **16.72** | **0.54** |
| **Siguiri** | **Total** | **67.72** | **0.75** | **51.03** | **1.64** |

#### Estimation

The Mineral Resource models for each pit are depleted with surveys of actual mining to the end of September 2021 and forecast of depletion to the end of 2021. Costs are assigned on a pit-by-pit basis, reflecting the existing cost structure of the operation. The relevant dilution and ore-loss factors are applied and pit optimisation is then performed.

# SIGUIRI CONTINUED
## Africa

### Ore Reserve modifying factors

| as at 31 December 2021 | Gold price $/oz | Cut-off grade g/t Au | Dilution % | Dilution g/t | RMF (% based on tonnes) | RMF (% based on g/t) | MRF (% based on tonnes) | MRF (% based on g/t) | MCF % | MetRF % |
|---|---|---|---|---|---|---|---|---|---|---|
| Bidini (sulphide) | 1,200 | 0.85 | 37.3 | 0.3 | 100.0 | 90.0 | 96.1 | 101.7 | 100.0 | 80.0 |
| Bidini (oxide) | 1,200 | 0.70 | 33.6 | 0.2 | 100.0 | 90.0 | 83.9 | 98.6 | 100.0 | 88.0 |
| Bidini (transitional) | 1,200 | 0.85 | 33.1 | 0.2 | 100.0 | 90.0 | 88.4 | 101.7 | 100.0 | 80.0 |
| Foulata | 1,200 | 0.95 | 81.5 | 0.3 | 100.0 | 90.0 | 89.3 | 98.0 | 100.0 | 88.0 |
| Kami (sulphide) | 1,200 | 0.80 | 34.1 | 0.5 | 100.0 | 90.0 | 98.0 | 100.7 | 100.0 | 80.0 |
| Kami (oxide) | 1,200 | 0.65 | 31.5 | 0.3 | 100.0 | 90.0 | 89.5 | 100.9 | 100.0 | 88.0 |
| Kami (transitional) | 1,200 | 0.80 | 50.9 | 0.4 | 100.0 | 90.0 | 85.1 | 101.5 | 100.0 | 80.0 |
| Saraya (sulphide) | 1,200 | 1.20 | 33.7 | 0.2 | 100.0 | 90.0 | 96.5 | 101.6 | 100.0 | 80.0 |
| Saraya (oxide) | 1,200 | 1.00 | 16.7 | 0.2 | 100.0 | 90.0 | 78.1 | 104.6 | 100.0 | 88.0 |
| Saraya (transitional) | 1,200 | 1.20 | 21.2 | 0.2 | 100.0 | 90.0 | 70.3 | 103.8 | 100.0 | 80.0 |
| Stockpile (full grade ore) | 1,200 | – | – | – | 100.0 | 100.0 | 100.0 | 100.0 | 100.0 | 88.0 |
| Stockpile (marginal ore) | 1,200 | – | – | – | 100.0 | 100.0 | 100.0 | 100.0 | 100.0 | 88.0 |
| Stockpile (spent heap leach) | 1,200 | – | – | – | 100.0 | 100.0 | 100.0 | 100.0 | 100.0 | 85.0 |

The relevant modifying factors such as MetRF, geotechnical parameters, cut-off grades, and economics are applied to generate the mine designs that are used to estimate the final Ore Reserve.

### Inferred Mineral Resource in annual Ore Reserve design*

| as at 31 December 2021 | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|
| Bidini (sulphide) | 0.45 | 1.17 | 0.53 | 0.02 |
| Bidini (oxide) | 0.24 | 0.93 | 0.22 | 0.01 |
| Bidini (transitional) | 0.22 | 1.14 | 0.25 | 0.01 |
| Foulata | 0.02 | 1.98 | 0.03 | 0.00 |
| Kami (sulphide) | 0.28 | 1.00 | 0.28 | 0.01 |
| Kami (oxide) | 0.02 | 0.61 | 0.01 | 0.00 |
| Kami (transitional) | 0.09 | 0.78 | 0.07 | 0.00 |
| Saraya (sulphide) | 0.14 | 2.52 | 0.36 | 0.01 |
| Saraya (oxide) | 0.08 | 2.18 | 0.18 | 0.01 |
| Saraya (transitional) | 0.00 | 1.49 | 0.00 | 0.00 |
| Total | 1.54 | 1.26 | 1.94 | 0.06 |

***Inferred Mineral Resource including lower confidence material***

With appropriate caution, a portion of the Inferred Mineral Resource was included in the business plan optimisation process. This accounts for 4% of the Ore Reserve plan of three years. No Inferred Mineral Resource is considered in Ore Reserve reporting.



Aerial view of the Siguiri crusher

# SIGUIRI CONTINUED
## Africa

### Year-on-year changes in Ore Reserve

**Siguiri**
Total (Moz)


Ounces (millions)
2.4
2.2
2.0
1.8
1.6
1.4
1.2
1.0
1.89
(0.28)
0.08
0.28
0.00
(0.35)
0.00
(0.20)
(0.00)
0.22
0.00
1.64
2020
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/disposal
2021

The decrease was primarily due to an increase in cost, and a decrease in fresh and transitional metallurgical recoveries. This was offset partially by revised modelling at Kami Mineral Resource and a maiden Kami extension Ore Reserve.

### Ore Reserve sensitivity

**Siguiri**


8
4
0
-4
-8
-12
Percentage change
1,100
1,200
1,300
Ore Reserve price ($/oz)
Tonnes
Ounces
Grade

Siguiri is sensitive to gold price changes. An increase in the Ore Reserve gold price to $1,300/oz has a minimal upside as the pits remain constrained and a large percentage of Ore Reserve comes from stockpiles. There is a significant downside in ounces at a lower gold price of $1,100/oz as parts of marginal ore stockpiles become uneconomic.

### Competent Persons

| Responsibility | Competent Person | Professional organisation | Membership number | Relevant experience | Qualification |
|---|---|---|---|---|---|
| Mineral Resource | Adama Sissoko | MAusIMM | 224 835 | 28 years | BSc Hons (Geology), GDE (Mining Engineering) |
| Ore Reserve | Desiderius Kamugisha | MAusIMM | 227 181 | 20 years | BSc (Mining Engineering) |


CAT
039
CATERPILLAR
CAT
072

Loading of ore into a truck at Siguiri


Lake Victoria
1
Mwanza
Arusha
Kigoma
Tabora
Tanga
TANZANIA
Lake Tanganyika
Dodoma
Dar-es-Salaam
Operation
0
200km
Legend:
1 Geita



# TANZANIA

## Africa

**Geita, one of AngloGold Ashanti's flagship mines, is located in northwestern Tanzania, in the Lake Victoria goldfields of the Mwanza region, about 120km from Mwanza and 4km west of the town of Geita. The Geita gold deposits are mined as a multiple open pit and underground operation, with ore production from Star and Comet, Nyankanga and Geita Hill underground mines, and from Nyamulilima open pit. The mine is currently serviced by a CIL processing plant with an annual capacity of 5.2Mt.**

Geita has been an open pit mining operation from 1999, with underground operations commencing at Star and Comet in 2016, at Nyankanga in 2017 and at Geita Hill in 2020. Underground ore is now a significant part of the feed to the plant. The Nyankanga open pit was completed in late 2020, with the new Nyamulilima open pit commencing in April 2021, providing four sources of ore to the Geita processing plant.

Attributable production from Tanzania was 486koz of gold in 2021, or 34% of the region's production.

As at December 2021, the Mineral Resource (inclusive of Ore Reserve) for Tanzania was 8.2Moz (2020: 7.9Moz) and the Ore Reserve was 2.6Moz (2020: 2.3Moz).

**Inclusive Mineral Resource**


0.9
3.3
Moz
4.0
Measured
Indicated
Inferred

**Exclusive Mineral Resource**


0.2
Moz
1.9
3.3
Measured
Indicated
Inferred

**Ore Reserve**


0.1
%
2.6
Proved
Probable

# GEITA
## Africa

### Introduction

**Property description**

Geita Gold Mine (GGM) is wholly owned by Geita Gold Mining Limited (GGML), a subsidiary of AngloGold Ashanti Limited. GGM currently has three underground mines (Star and Comet, Nyankanga and Geita Hill) and one open pit (Nyamulilima Cuts 1 and 2) in production in 2021.

**Location**

GGM is located approximately 1,200km from the main Tanzanian business centre of Dar es Salaam. It falls within the Lake Zone of northwestern Tanzania, approximately 120km west of Mwanza and 4km west of the town of Geita. The mining lease area falls within the Archaean Sukumaland Greenstone Belt of the Lake Victoria goldfields.

**History**

Gold mineralisation is reported to be first discovered in the Geita district in 1898 by a German prospector. A regional survey by a Kenyan company, Saragura Prospecting Syndicate, followed in 1930. The first mine was developed in 1934, and between 1936 and 1966, the Geita Mine was the largest gold mine in East Africa, producing 1Moz of gold from underground operations.

In 1996, Ashanti acquired Geita through acquisition of Cluff Resources, and acquired the Kukuluma and Matandani in 1998 from Samax Resources Limited. In December 2000, Ashanti reached an agreement to sell AngloGold a 50% interest in Geita for $324 million. AngloGold added its neighbouring Nyamulilima Hill deposits into the JV company. In 2004, the merger of AngloGold and Ashanti resulted in the operation being wholly run by AngloGold Ashanti.

GGM commenced open pit mining in 1999, with open pit mining at Nyankanga between 1999 and 2020, at Geita Hill between 2001 and 2019, at Kukuluma and Matandani between 2002 and 2007, and at Star and Comet between 2007 and 2014. In 2015, a decision was taken to go underground at Star and Comet and the underground development started in 2016. In 2017 the Nyankanga underground operation commenced and in 2020 the Geita Hill underground commenced and is scheduled to ramp up to full production by the end of 2022.

The Nyankanga open pit, the only remaining operating pit at the time, was mined to completion in September 2020. In April 2021, the Nyamulilima open pit commenced operations.

**Legal aspects and tenure**

The special mining licence (SML45/99) is 100% attributable to GGML. It covers an area of approximately 196.17km², and expires on 26 August 2024. Ongoing engagement with the government of the Republic of Tanzania is required to renegotiate existing development agreements and renewal of the SML. Within the SML there are also seven primary mining licences of approximately 0.629km² which belong to third parties. There are a further 120km² of prospecting licences in the immediate vicinity to the special mining licence which do not contain any Ore Reserve. GGM also holds 690km² of prospecting licences located in Dodoma, Singida and Shinyanga regions, which do not contain any Ore Reserve. All licences are in good standing.

**Mining method**

Mining at Geita uses both open pit and underground mining methods. Open pit mining at Nyankanga Cut 8 was completed in 2020. The Nyamulilima open pit commenced production in April 2021 and will reach full production during 2022. Open pit mining is by conventional truck and shovel methods, where production mining equipment is operated by GGM with Capital Mining Services Tanzania Limited providing production and grade control drilling services, and Orica providing blasting and explosives services. Underground mining commenced at Star and Comet in 2016 and subsequently at Nyankanga in 2017 and most recently Geita Hill in 2020. Star and Comet underground has successfully transitioned to owner mining and the mining contractor African Underground Mining Services is used at Nyankanga and Geita Hill for underground development and stoping. The underground mining method is a combination of LOS and TOS. Cemented aggregate fill backfill is used at Nyankanga to fill the primary stopes. Ore is hauled from the Nyamulilima open pit (22km) and from Star and Comet (17km), Nyankanga (4km) and Geita Hill (2km) underground operations to the central run of mine (ROM) pad by the Geita surface mining fleet.

**Operational infrastructure**

Surface infrastructure associated with the overall Geita operation includes a 5.2Mtpa CIL processing plant, TSF, camp, airstrip, 40MW power plant, open pit and underground workshops and offices, contractor yards, backfill plants and explosives suppliers.

# GEITA CONTINUED
## Africa

### Introduction continued

**Mineral processing**

Geita's ore processing method is via conventional CIL process with a throughput capacity of 5.2Mtpa. The circuit contains a primary gyratory crusher, secondary and tertiary crushers, a semi-autogenous mill, a ball mill and 12 leach tanks. This is coupled with a gravity circuit using two Knelson concentrators. In planning the plant feed blend material, hardness grade, oxide and sulphide content are considered in order to optimise throughput and recovery. Power to the mine is self-generated at Geita's 40MW power plant using diesel generators.

**Risks**

No significant risks or uncertainties were identified that would prevent eventual economic extraction of the Mineral Resource and Ore Reserve. GGM does have a risk management process in place whereby operational risk is identified, mitigated and managed.

The addition of Nyamulilima Cuts 1 and 2 to the existing underground operations reduces the Ore Reserve risk at Geita. The key is to have both open pit and underground operations in progress. Mitigating actions put in place focus on optimising the exploration and project plans to convert both surface and underground Mineral Resource to Ore Reserve. Other risks to the Ore Reserve include, reduced underground production efficiencies when transitioning to owner mining in selected areas, ball mill and crusher plant integrity and Mineral Resource to Ore Reserve conversion.

The socio-economic impacts, political engagements and environmental concerns plans are well managed with competent persons driving the outcomes and actions. The systems that have been put in place cover everything needed for the safe, effective, responsible governance of Geita.

**Map showing the location, infrastructure and mining licence area for Geita Gold Mine. The coordinates of the mine, as represented by the plant, are depicted on the map and are in the UTM coordinate system.**


Licences
Mining
Exploration
Mine infrastructure
Pits
Plant
ROM Pad
Stockpiles
TSF
Waste dumps
Raw water dam
Underground access
Active
Planned
Deposit
Settlements
Towns
Villages
Roads
Main
Secondary
Airfield
N
Matandani
Kukuluma
Mchauru
Nyakabale
Mugusu
Geita Hill East
Geita Hill West
Selous
Xanadu
P30
Nyankanga
Nyamulilima Cut 1 & 2
Star & Comet Cut 2
Star & Comet Cut 3
Ridge 8
Samina
Geita
Mpomvu
Plant centroid co-ordinates
2°51'53"N, 32°11'12"W
0 1.5 3 6 Km

# GEITA CONTINUED
Africa

## Geology

GGM is hosted in the Geita Greenstone Belt (GGB), which is a northern segment of the Sukumaland Greenstone Belt, located in the northwestern part of the Tanzania Craton and south of Lake Victoria. This Archaean sequence strikes almost east west, extending for about 80km and is up to 20km wide. The GGB sits dominantly within the Nyanzian Supergroup stratigraphy that is sub-divided into the Lower Nyanzian and the Upper Nyanzian groups.

The Lower Nyanzian Group is composed of mafic volcanic units (basalts, pillow basalt, minor gabbro and dolerites). This group of rocks within the GGB is collectively termed the Kiziba Formation. The Upper Nyanzian Group consists of black shales, banded iron formation, clastic sedimentary rock, tuffs, agglomerates and felsic volcaniclastics. The entire package (Nyanzian stratigraphy) is intruded by a variety of mafic to felsic rocks. The supra-crustal package shows variable thickness and is estimated to be more than 500m thick in places, mostly underlain by intrusive complexes.

### Deposit type

A simplified stratigraphy of the main igneous rocks in the Geita area is summarised as: Archaean Gabbro, Basalts, intermediate to acid volcanoclastic sediments, Diorites, Tonalites-Granodiorites, Granites and Proterozoic Gabbro dykes.

Across the Archaean-Proterozoic rocks there is a property-wide paleo-drainage system, which likely flowed towards Lake Victoria. These late sediments likely represent the remnants of a much thicker package that might have covered all the hills exposed today. Both the Archaean-Proterozoic rocks and paleo-alluvials are covered by ferricrete at different levels of induration and evolution, up to 15m thick.

The region hosts several world-class shear-hosted Archaean lode gold deposits and forms the northern portion of the regional Sukumaland Greenstone Belt, itself one of several belts that comprise the Lake Victoria goldfields. Other gold mines hosted in the Lake Victoria Goldfields include Golden Pride (Resolute Mining Limited), Bulyanhulu, Tulawaka, Buzwagi and North Mara (all Barrick-owned).

The Geita gold deposits are shear hosted, Archaean orogenic gold deposits. Within GGML leases the GGB is subdivided into three major mineralised trends:

- Geita Central Trend, hosting the Nyankanga, Geita Hill and Lone Cone deposits
- Nyamulilima Trend in the west, hosting Star and Comet, Ridge 8 and Nyamulilima deposits
- Matandani-Kukuluma Trend to the northeast, hosting Matandani and Kukuluma deposits

The Geita Central Trend contains three major gold deposits occurring along a NE-SW mineralised trend. These are from northeast to southwest: Geita Hill, Lone Cone and Nyankanga. Other prospects occur singly: Chipaka in the centre of the greenstone belt, and Kalondwa Hill, P30, Fukiri-Jumanne along an NW-SE trending ironstone ridge. Geita Hill, Lone Cone and Nyankanga occur along a moderately NW dipping system of reverse faults that have been multiply reactivated during subsequent deformation events. The mineralisation is mainly related to diorite-and BIF contacts exploited by the shear system. The alteration is restricted within the ore zone and consists of secondary sulphide (mainly pyrite), silica, carbonate and moderate potassic alteration.

The Nyamulilima Trend contains three major gold deposits on an approximately NW-SE mineralised trend. These are from SE to NW: Ridge 8, Star and Comet and Nyamulilima (historically named Roberts). Individual deposits occur along a series of N-S trending, steeply dipping, left stepping en-echelon fault zones that cut across the ironstone-rich sediments and granite-granodiorite-tonalite intrusions. Mineralisation is preferentially localised along fault zones where they cut the ironstone-granitoid contacts. The mineralisation is associated with secondary pyrite and minor pyrrhotite, silica, carbonate and actinolite alteration.

The Kukuluma Trend contains five gold deposits distributed along an approximately E-W mineralised trend. These are from east to west: Area 3 South, Area 3 Central, Area 3 West, Kukuluma and Matandani. The mineralisation is steeply dipping along the contacts of intermediate fine-grained intrusions and magnetite rich chert and ironstone showing a general en-echelon, left stepping geometry. The gold is associated with secondary pyrite, arsenopyrite and minor pyrrhotite. Magnetite, silica, carbonate and amphibole alteration are variably present within the mineralised zone.

### Mineralisation style

Deformation in the GGB comprises of early stages of ductile shearing and folding (D1 to D5), with periodic emplacement of large diorite intrusive complexes, sills, and dykes. Later stages of deformation (D6 to D8) involved development of brittle-ductile shear zones, with faults developed in the later stages of deformation, with late emplacement felsic porphyry dykes within the greenstone belt, and granitic intrusions located on the margins of the greenstone belt.

Gold mineralisation occurred late in the tectonic history of the greenstone belt, synchronous with the development of brittle-ductile shear zones (D6). Mineralisation is dominantly sulphide replacement of magnetite-rich layers in ironstone, with local replacement of ferromagnesian phases and magnetite in the diorite intrusions. Primary gold mineralisation is associated with the intersection of the brittle-ductile shear zones and pre-existing fold hinges, with higher grade concentrations associated with banded iron formation lithologies and with diorite dyke and sill contacts.

### Mineralisation characteristics

The mineralisation in the GGB is preferentially hosted within deformation zones developed along the contact of banded iron formation and porphyries of various compositions and associated with major shear systems. The structures associated with the mineralised system are well defined, the alteration zone is restricted to the mineralised zone, quartz veins are rare or missing although silicification is common.

# GEITA CONTINUED
## Africa

### 3D Oblique view (looking southwest) of Nyankanga underground, elevation in mRL*



E
W
1200 m RL
1100 m RL
1000 m RL
900 m RL
800 m RL
700 m RL
600 m RL
Block 1
Block 2
Block 3
Block 4
Block 5
Down plunge
Down plunge
Down plunge
Legend
Advanced underground infrastructure
Mine design stope
Nyankanga pit shell
Planned underground development
Planned drill holes
Gram-metre scale
79
60
40
20

** mRL in this instance is equal to metres AMSL*

## Exploration

Exploration drilling programmes at Geita for 2021 completed a total of 167,445m for both capitalised and expensed projects.

Mineral Resource development drilling for capitalised growth projects completed 56,439m, with 49,673m from surface (Nyamulilima Cuts 1 and 2 and Geita Hill) and 6,766m from underground projects (Geita Hill underground).

Mineral Resource development drilling for stay in business capital projects completed 43,610m of exploration drilling comprised of 27,405m from surface (Nyamulilima Cuts 1 and 2) and 16,206m from underground projects (Star and Comet, and Nyankanga underground).

Mineral Resource delineation or development drilling for expensed sustaining projects completed a total of 41,296m of exploration drilling comprised of 16,316m from surface (Nyamulilima Cuts 1 and 2) and 24,980m from underground projects at Star and Comet, and Nyankanga underground, targeting new Inferred Mineral Resource.

The Mineral Resource delineation and tangible exploration upside drilling for expensed non-sustaining projects completed 26,100m from surface drilling at Nyamulilima Cuts 1 and 2 and Xanadu, in the Nyamulilima district, and underground extension at Star and Comet and Nyankanga underground operations.

## Projects

The current operations are supported by a LOM plan to 2029, with a five year exploration strategy in place for Mineral Resource growth and to replace and grow Ore Reserve at a rate of greater than depletion (>0.5Mozpa). The exploration strategy, aligned with the GGM's business plan which seeks to extend the LOM beyond 2029, with exploration drilling targeting Mineral Resource to Ore Reserve conversion in the underground mines securing near-term ounces, in conjunction with exploration targeting underground extension and surface exploration of key prospects testing for potential future open pit and underground mining opportunities.

The GGM underground exploration strategy is focused on increasing the Mineral Resource and Ore Reserve base of the underground mining operations, namely Nyankanga and Star and Comet underground mines in operation, and the Geita Hill underground mine which is in development, and commenced operations in November 2020. The underground exploration drilling targets Mineral Resource extension and Mineral Resource to Ore Reserve conversion in line with Geita's strategic options and LOM plan. Underground exploration drilling at Star and Comet focuses on extension of the Cut 2 and Cut 3 orebodies to depth and lateral extension from Cut 3 towards Ridge 8 orebody. At Nyankanga, drilling in 2021 has focused on Mineral Resource to Ore Reserve conversion in Block 1 and Block 2, and extension of the Block 4 orebody along strike, and up- and down-dip. At Geita Hill, the Mineral Resource to Ore Reserve conversion drilling commenced in June 2021, and focused on drilling Blocks 1 and 2. Surface drilling at Geita Hill underground, has focused on Mineral Resource to Ore Reserve conversion at Geita Hill Blocks 4, 5 and 6, targeting Inferred Mineral Resource below the Geita Hill East open pit.

Surface exploration is focused on advancement of known prospects within GGM's lease holdings to identify new open pit and underground production opportunities and develop them into production. The recent success at Nyamulilima where

# GEITA CONTINUED
## Africa

drilling commenced in mid-2019, and continued through 2020 and was completed in 2021, has resulted in the definition of a significant open pit (1.7Moz Ore Reserve), which commenced open pit production in April 2021. Future surface exploration will continue to explore targets in the Nyamulilima district for further open pit potential to provide near term value in the LOM plan - including drilling targets such as Xanadu, Xanadu West, Mabe, Selous, Xanadu and Kibugwe; which are high priority targets for exploration from 2022 to 2024.

Exploration targeting has identified numerous targets for testing for new discovery and development into major long lead projects to sustain Geita operations in the future, approximately 50 conceptual exploration targets within GGM's leases, with exploration plans in place to test higher priority targets, including Prospect 5 (Geita Hill orebody extension to north-east) and Fukiri-Jumanne (potential for the western extension of Nyankanga type orebodies) in 2022.

The refractory ore project which encompasses, Matandani, Kukuluma and Area 3 was postponed in 2017 due to high capital costs related to plant modifications required to treat the refractory ore and the transition to underground mining. Drilling was completed in 2015 within the Matandani pit, which contains the largest Mineral Resource potential. Metallurgical scoping test work was successfully concluded in 2016 and the PFS that was planned to commence in 2017 was put on hold.

### Mineral Resource

#### Details of average drill hole spacing and type in relation to Mineral Resource classification

| | | Type of drilling | | | | |
|---|---|---|---|---|---|---|
| Category | Spacing m (-x-) | Diamond | RC | Blast hole | Channel | Other |
| Measured | 10 x 15 | ✔ | ✔ | – | – | – |
| Indicated | 10 x 10, 20 x 20, 25 x 15, 25 x 40, 40 x 20, 40 x 40 | ✔ | ✔ | – | – | – |
| Inferred | 40 x 40, 50 x 40, 50 x 50, 80 x 40 | ✔ | ✔ | – | – | – |
| Grade/ore control | 5 x 10, 10 x 5, 10 x 10, 10 x 15 | ✔ | ✔ | – | – | – |

Drill hole spacing over the Geita projects is variable, where drilling at Geita varies from a 10 x 10m to 40 x 40m grid for an Indicated Mineral Resource and a 40 x 40m to 80 x 40m grid for an Inferred Measured Mineral Resource. Drilling to a Measured Mineral Resource is typically completed as grade control drilling to from a 5 x 10m to 10 x 15m grid spacing.



Core logging at the Geita core shed

# GEITA CONTINUED
## Africa

### Inclusive Mineral Resource

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| Area 3 West (oxide) | Measured | – | – | – | – |
| | Indicated | 0.39 | 2.55 | 1.01 | 0.03 |
| | Inferred | 0.00 | 2.02 | 0.01 | 0.00 |
| | **Total** | **0.40** | **2.55** | **1.01** | **0.03** |
| Chipaka | Measured | – | – | – | – |
| | Indicated | 0.31 | 2.19 | 0.68 | 0.02 |
| | Inferred | 0.45 | 2.45 | 1.10 | 0.04 |
| | **Total** | **0.76** | **2.34** | **1.78** | **0.06** |
| Kalondwa Hill | Measured | – | – | – | – |
| | Indicated | – | – | – | – |
| | Inferred | 0.47 | 3.91 | 1.83 | 0.06 |
| | **Total** | **0.47** | **3.91** | **1.83** | **0.06** |
| Kukuluma (oxide) | Measured | – | – | – | – |
| | Indicated | 0.05 | 3.56 | 0.16 | 0.01 |
| | Inferred | 0.02 | 2.28 | 0.05 | 0.00 |
| | **Total** | **0.07** | **3.13** | **0.21** | **0.01** |
| Kukuluma (transitional) | Measured | – | – | – | – |
| | Indicated | 0.09 | 4.70 | 0.43 | 0.01 |
| | Inferred | 0.02 | 4.88 | 0.12 | 0.00 |
| | **Total** | **0.11** | **4.74** | **0.54** | **0.02** |
| Kukuluma (sulphide) | Measured | – | – | – | – |
| | Indicated | 0.02 | 4.89 | 0.12 | 0.00 |
| | Inferred | 0.36 | 4.06 | 1.47 | 0.05 |
| | **Total** | **0.39** | **4.11** | **1.59** | **0.05** |
| Matandani (oxide) | Measured | – | – | – | – |
| | Indicated | 1.61 | 2.00 | 3.21 | 0.10 |
| | Inferred | 0.75 | 2.14 | 1.61 | 0.05 |
| | **Total** | **2.36** | **2.04** | **4.82** | **0.16** |
| Matandani (transitional) | Measured | – | – | – | – |
| | Indicated | 0.06 | 3.39 | 0.20 | 0.01 |
| | Inferred | 0.17 | 4.70 | 0.80 | 0.03 |
| | **Total** | **0.23** | **4.36** | **1.01** | **0.03** |
| Matandani (sulphide) | Measured | – | – | – | – |
| | Indicated | 0.07 | 3.49 | 0.26 | 0.01 |
| | Inferred | 3.02 | 3.82 | 11.54 | 0.37 |
| | **Total** | **3.10** | **3.81** | **11.80** | **0.38** |
| Nyamulilima –Cuts 1, 2 and 3 | Measured | – | – | – | – |
| | Indicated | 31.08 | 2.24 | 69.71 | 2.24 |
| | Inferred | 9.41 | 1.82 | 17.15 | 0.55 |
| | **Total** | **40.48** | **2.15** | **86.86** | **2.79** |
| Selous (open pit) | Measured | – | – | – | – |
| | Indicated | – | – | – | – |
| | Inferred | 0.47 | 2.06 | 0.97 | 0.03 |
| | **Total** | **0.47** | **2.06** | **0.97** | **0.03** |
| Stockpile (full grade ore) | Measured | 0.70 | 1.88 | 1.31 | 0.04 |
| | Indicated | – | – | – | – |
| | Inferred | – | – | – | – |
| | **Total** | **0.70** | **1.88** | **1.31** | **0.04** |

# GEITA CONTINUED
## Africa

### Inclusive Mineral Resource continued

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Moz |
|---|---|---|---|---|---|
| Stockpile (marginal ore) | Measured | – | – | – | – |
| | Indicated | 9.61 | 0.87 | 8.36 | 0.27 |
| | Inferred | – | – | – | – |
| | **Total** | **9.61** | **0.87** | **8.36** | **0.27** |
| Stockpile (refractory ore) | Measured | – | – | – | – |
| | Indicated | 0.56 | 2.80 | 1.57 | 0.05 |
| | Inferred | – | – | – | – |
| | **Total** | **0.56** | **2.80** | **1.57** | **0.05** |
| Geita Hill (underground) – Blocks 1 and 2 | Measured | – | – | – | – |
| | Indicated | 1.81 | 3.73 | 6.74 | 0.22 |
| | Inferred | 1.13 | 4.01 | 4.54 | 0.15 |
| | **Total** | **2.94** | **3.84** | **11.28** | **0.36** |
| Geita Hill (underground) – East | Measured | – | – | – | – |
| | Indicated | 1.56 | 4.13 | 6.43 | 0.21 |
| | Inferred | 6.31 | 4.31 | 27.23 | 0.88 |
| | **Total** | **7.87** | **4.28** | **33.65** | **1.08** |
| Nyankanga (underground) – Blocks 1 and 2 | Measured | – | – | – | – |
| | Indicated | 0.77 | 5.64 | 4.37 | 0.14 |
| | Inferred | 3.11 | 4.39 | 13.67 | 0.44 |
| | **Total** | **3.88** | **4.64** | **18.03** | **0.58** |
| Nyankanga (underground) – Blocks 3 and 4 | Measured | 2.96 | 5.31 | 15.70 | 0.50 |
| | Indicated | 3.03 | 4.18 | 12.67 | 0.41 |
| | Inferred | 1.66 | 3.54 | 5.87 | 0.19 |
| | **Total** | **7.64** | **4.48** | **34.23** | **1.10** |
| Nyankanga (underground) – Block 5 | Measured | 0.90 | 4.12 | 3.69 | 0.12 |
| | Indicated | 0.83 | 3.27 | 2.70 | 0.09 |
| | Inferred | 0.36 | 2.38 | 0.85 | 0.03 |
| | **Total** | **2.08** | **3.48** | **7.24** | **0.23** |
| Ridge 8 (underground) | Measured | – | – | – | – |
| | Indicated | 0.69 | 4.84 | 3.36 | 0.11 |
| | Inferred | 2.36 | 4.72 | 11.16 | 0.36 |
| | **Total** | **3.06** | **4.75** | **14.52** | **0.47** |
| Star and Comet (underground) – Cut 2 | Measured | 0.74 | 3.60 | 2.68 | 0.09 |
| | Indicated | 0.17 | 3.99 | 0.66 | 0.02 |
| | Inferred | 0.13 | 3.83 | 0.51 | 0.02 |
| | **Total** | **1.04** | **3.69** | **3.85** | **0.12** |
| Star and Comet (underground) – Cut 3 | Measured | 1.23 | 4.73 | 5.84 | 0.19 |
| | Indicated | 0.80 | 3.46 | 2.76 | 0.09 |
| | Inferred | 0.26 | 3.13 | 0.82 | 0.03 |
| | **Total** | **2.29** | **4.11** | **9.41** | **0.30** |
| **Geita** | **Total** | **90.51** | **2.83** | **255.89** | **8.23** |

### Estimation

For the open pits, mineralisation boundaries for the individual deposits are defined from detailed logging of all geological drill holes. This information is validated and then geological wireframes are interpreted to create a 3D geological model. The geological model is subsequently used in conjunction with an appropriately dimensioned block model. Ordinary kriging is used to interpolate values into block models, and uniform conditioning (UC) and LUC methods are used to generate a recoverable Mineral Resource block model which estimates the proportion of ore that occurs above the Mineral Resource cut-off grade assuming a specified SMU. The open pit Mineral Resource is reported within a $1,500/oz optimised pit shell and above the calculated mineralised waste cut-off grade per pit. Stockpiled material above mineralised waste cut-off grade is included in the Mineral Resource.

# GEITA CONTINUED
## Africa

For the underground Mineral Resource, the geological model is generated in the same way as for the open pits. However, a high-grade wireframe is delineated within the broader, lower-grade mineralised envelope. In this instance, all geological controls are adhered to when determining this domain. Ordinary kriging models are then constructed within the low- and high-grade domains, and numerous validation exercises are completed to ensure robust estimates are achieved. The underground Mineral Resource is reported inside a MSO volume generated using a unique underground cut-off grade for each deposit.

The ultimate open pit designs are used as the limiting boundaries between the open pits and underground during model compilation. The underground stopes and development are evaluated using the ordinary kriging block models and the open pit designs are evaluated using the LUC block models.

Stockpiled material above mineralised waste cut-off grade is included in the Mineral Resource.

### Grade tonnage curves

**Geita**
**Surface (metric)**


Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

**Geita**
**Underground (metric)**


Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

### Exclusive Mineral Resource

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| Geita | Measured | 1.44 | 4.49 | 6.47 | 0.21 |
| | Indicated | 28.18 | 2.06 | 58.15 | 1.87 |
| | Inferred | 30.48 | 3.32 | 101.29 | 3.26 |
| | **Total** | **60.10** | **2.76** | **165.92** | **5.33** |

The exclusive Mineral Resource is defined as the inclusive Mineral Resource less the Ore Reserve before dilution and other factors are applied. The exclusive Mineral Resource is 5.33Moz, where the open pit exclusive Mineral Resource is 1.85Moz (35%), the underground exclusive Mineral Resource is 3.21Moz (60%), and 0.27Moz (5%) in stockpiles.



View of Nyamulilima open pit

# GEITA CONTINUED
## Africa

### Mineral Resource below infrastructure

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| Geita | Measured | – | – | – | – |
| | Indicated | 2.25 | 4.35 | 9.79 | 0.31 |
| | Inferred | 8.68 | 4.42 | 38.39 | 1.23 |
| | **Total** | **10.93** | **4.41** | **48.18** | **1.55** |

The Mineral Resource below infrastructure totals 1.55Moz, and is located below the Geita Hill East open pit (mined-out) and totals 1.08Moz. Below the Ridge 8 open pit (mined-out) a total of 0.47Moz of Mineral Resource is below infrastructure.

### Year-on-year changes in Mineral Resource

**Geita**
Total (Moz)



Ounces (millions)
9.0
8.5
8.0
7.5
7.0
6.5
6.0
7.92
(0.56)
0.50
0.24
0.00
0.18
0.00
(0.01)
(0.04)
0.00
8.23
2020
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/disposal
2021

Significant increases occurred in Nyamulilima Cuts 1 and 2 due to exploration infill drilling in the deeper portions of the planned cutback. Additional increases were seen at Nyankanga underground due to model changes. Cost decreases in the mine planning assumptions resulted in some of the optimised pit shells increasing in volume.



The main Nyankanga pit at Geita Gold Mine

# GEITA CONTINUED
## Africa

### Inclusive Mineral Resource sensitivity

**Geita**



Percentage change
20
15
10
5
0
-5
-10
-15
1,300
1,500
1,700
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade

The Mineral Resource is very sensitive to changes in gold price. The Mineral Resource shows a decrease of (11%) tonnes, (4%) grade and (7%) ounces using a $1,300/oz gold price, and shows an increase of 16% tonnes, 3% grade and 13% ounces using a $1,700/oz gold price.

## Ore Reserve

### Ore Reserve

| | | Tonnes | Grade | Contained gold | |
|---|---|---|---|---|---|
| as at 31 December 2021 | Category | million | g/t | tonnes | Moz |
| Nyamulilima – Cuts 1, 2 and 3 | Proved | – | – | – | – |
| | Probable | 21.16 | 2.45 | 51.80 | 1.67 |
| | **Total** | **21.16** | **2.45** | **51.80** | **1.67** |
| Stockpile (full grade ore) | Proved | 0.70 | 1.86 | 1.30 | 0.04 |
| | Probable | – | – | – | – |
| | **Total** | **0.70** | **1.86** | **1.30** | **0.04** |
| Stockpile (marginal ore) | Proved | 1.49 | 1.04 | 1.54 | 0.05 |
| | Probable | – | – | – | – |
| | **Total** | **1.49** | **1.04** | **1.54** | **0.05** |
| Nyankanga (underground) – Blocks 1 and 2 | Proved | – | – | – | – |
| | Probable | 0.30 | 5.86 | 1.77 | 0.06 |
| | **Total** | **0.30** | **5.86** | **1.77** | **0.06** |
| Nyankanga (underground) – Blocks 3 and 4 | Proved | – | – | – | – |
| | Probable | 3.78 | 4.55 | 17.21 | 0.55 |
| | **Total** | **3.78** | **4.55** | **17.21** | **0.55** |
| Nyankanga (underground) – Block 5 | Proved | – | – | – | – |
| | Probable | 0.99 | 3.01 | 2.99 | 0.10 |
| | **Total** | **0.99** | **3.01** | **2.99** | **0.10** |
| Star and Comet (underground) – Cut 2 | Proved | – | – | – | – |
| | Probable | 0.51 | 3.57 | 1.83 | 0.06 |
| | **Total** | **0.51** | **3.57** | **1.83** | **0.06** |
| Star and Comet (underground) – Cut 3 | Proved | – | – | – | – |
| | Probable | 0.77 | 5.01 | 3.87 | 0.12 |
| | **Total** | **0.77** | **5.01** | **3.87** | **0.12** |
| **Geita** | **Total** | **29.71** | **2.77** | **82.29** | **2.65** |

### Estimation

The Mineral Resource models are used as the basis for Ore Reserve estimation. Input parameters for estimating the Ore Reserve include gold price, mining dilution and recovery, geotechnical information, stay in business capital, operating costs, metallurgical recovery, processing capacity and mining equipment capacities.

Appropriate Ore Reserve cut-off grades are applied and optimised pit shells are generated for the open pit sources. Pit designs are then done on selected shells and signed off by all relevant parties to ensure compliance to specifications. Underground designs are completed and evaluated. These designs are incorporated into the production and treatment scheduling stages to yield ore tonnes and grades. Financial evaluations are completed for production and treatment schedules to check cash flow analysis from the estimated Ore Reserve.

The Ore Reserve for Geita's operating and prospective pits, as well as underground mine areas was estimated using updated economic factors, latest Mineral Resource models, geological, geotechnical, mining engineering and metallurgical parameters. Environmental, sociopolitical, legal and regulatory factors are also considered.

# GEITA CONTINUED
## Africa

### Ore Reserve modifying factors

| as at 31 December 2021 | Gold price $/oz | Cut-off grade g/t Au | Stoping width cm | Dilution % | RMF (% based on tonnes) | RMF (% based on g/t) | MRF (% based on tonnes) | MRF (% based on g/t) | MCF % | MetRF % |
|---|---|---|---|---|---|---|---|---|---|---|
| **Surface** | | | | | | | | | | |
| Nyamulilima – Cuts 1, 2 and 3 | 1,200 | 1.20 | – | 7.4 | 90.0 | 90.0 | 95.0 | 95.0 | 99.0 | 89.2 |
| **Underground** | | | | | | | | | | |
| Geita Hill – Blocks 1 and 2 | 1,200 | 3.38 | 2,500 | 10.0 | 100.0 | 100.0 | 95.0 | 95.0 | 99.0 | 87.2 |
| Geita Hill – East | 1,200 | 3.38 | 2,500 | 10.0 | 100.0 | 100.0 | 95.0 | 95.0 | 99.0 | 87.2 |
| Nyankanga – Blocks 1 and 2 | 1,200 | 3.21 | 450 | 10.0 | 100.0 | 100.0 | 88.0 | 88.0 | 99.0 | 90.7 |
| Nyankanga – Blocks 3 and 4 | 1,200 | 3.48 | 2,500 | 22.0 | 100.0 | 100.0 | 87.0 | 87.0 | 99.0 | 90.7 |
| Nyankanga – Block 5 | 1,200 | 3.20 | 2,500 | 16.0 | 100.0 | 100.0 | 88.0 | 88.0 | 99.0 | 90.3 |
| Star and Comet – Cut 2 | 1,200 | 2.57 | 450 | 10.0 | 100.0 | 100.0 | 95.0 | 95.0 | 99.0 | 88.3 |
| Star and Comet – Cut 3 | 1,200 | 3.39 | 450 | 10.0 | 100.0 | 100.0 | 92.0 | 92.0 | 99.0 | 77.8 |

The factors applied are RMF, MRF, mine call factor (MCF) and MetRF. For underground operations a MRF and dilution is applied.

### Inferred Mineral Resource in annual Ore Reserve design*

| as at 31 December 2021 | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|
| Nyamulilima – Cuts 1, 2 and 3 | 9.37 | 1.82 | 17.10 | 0.55 |
| Geita Hill (underground) – Blocks 1 and 2 | 0.37 | 3.73 | 1.39 | 0.04 |
| Geita Hill (underground) – East | 2.76 | 3.84 | 10.60 | 0.34 |
| Nyankanga (underground) – Blocks 1 and 2 | 1.33 | 4.42 | 5.90 | 0.19 |
| Nyankanga (underground) – Blocks 3 and 4 | 0.40 | 2.99 | 1.19 | 0.04 |
| Star and Comet (underground) – Cut 2 | 0.07 | 2.80 | 0.19 | 0.01 |
| Star and Comet (underground) – Cut 3 | 0.01 | 2.07 | 0.03 | 0.00 |
| **Total** | **14.32** | **2.54** | **36.39** | **1.17** |

** Inferred Mineral Resource including lower confidence material*

With appropriate caution, a portion of the Inferred Mineral Resource was included in the business plan optimisation process. This accounts for 31% of the Ore Reserve plan of six years. No Inferred Mineral Resource is considered in Ore Reserve reporting.

### Year-on-year changes in Ore Reserve

**Geita**

Total (Moz)


Ounces (millions)
3.0
2.8
2.6
2.4
2.2
2.0
1.8
1.6
1.4
1.2
2.34
(0.51)
0.64
0.00
0.00
0.02
0.00
0.00
0.25
(0.09)
0.00
2.65
2020
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/disposal
2021

The significant increase is mainly due to ongoing exploration drilling success resulting in larger pit designs. The open pit shell and underground stope design changes contributed to an increase of 27% and 3% to the Ore Reserve respectively.

# GEITA CONTINUED
## Africa

### Ore Reserve sensitivity

**Geita**


Percentage change
10
5
0
-5
-10
-15
1,100
1,200
1,300
Ore Reserve price ($/oz)
Tonnes
Ounces
Grade

The percentage change (in tonnes, grade and ounces) at a lower ($1,100/oz) and a higher ($1,300/oz) Ore Reserve gold price is shown in the graph. The Ore Reserve is very sensitive on a tonnes basis to a drop in gold price, and less sensitive on an ounce and tonnes basis to an increase in gold price.

### Competent Persons

| Responsibility | Competent Person | Professional organisation | Membership number | Relevant experience | Qualification |
|---|---|---|---|---|---|
| Mineral Resource | Damon Elder | MAusIMM | 208 240 | 25 years | BSc Hons (Geology) |
| Ore Reserve | Duan Campbell | ECSA | 202 101 953 | 19 years | BEng (Mining) |


CAPITAL DRILLING

Night shift load and haul operations in the Nyankanga pit at Geita


5
4
2
3
1
● Operation ○ Project
0 400km



**Legend:**

1 **Argentina**, Cerro Vanguardia (92.5%)

2 **Brazil**, Serra Grande 3 AGA Mineração

4 **Colombia**, Gramalote (50%) [1] / La Colosa / Quebradona

5 **USA**, Silicon [2]

*[1] Gramalote is managed by B2Gold*
*[2] Silicon has been declared as a Mineral Resource for the first time*

# REGIONAL OVERVIEW

## AMERICAS

### Contribution to regional production


15
26
%
59
Cerro Vanguardia
AGA Mineração
Serra Grande

**23%**

Contribution to group production

### Key statistics

| | Units | 2021 | 2020 | 2019 |
|---|---|---|---|---|
| Operational performance | | | | |
| Tonnes treated/milled | Mt | **7.8** | 7.5 | 7.3 |
| Recovered grade | oz/t | **0.066** | 0.081 | 0.089 |
| | g/t | **2.27** | 2.77 | 3.04 |
| Gold production | 000oz | **559** | 649 | 710 |
| Total cash costs | $/oz | **921** | 721 | 736 |
| All-in sustaining costs | $/oz | **1,587** | 1,003 | 1,032 |
| Capital expenditure | $m | **398** | 217 | 195 |

# REGIONAL OVERVIEW CONTINUED

## Americas

### Contribution to group Mineral Resource


64.9
Moz
58.3
Americas
Rest of AngloGold Ashanti

### Contribution to group Ore Reserve


7.4
Moz
22.5
Americas
Rest of AngloGold Ashanti

**As at 31 December 2021, the Mineral Resource (inclusive of Ore Reserve) for the Americas region was 58.3Moz (2020: 56.0Moz) and the Ore Reserve was 7.4Moz (2020: 7.5Moz).**

This is equivalent to 47% and 25% of the group's Mineral Resource and Ore Reserve respectively. Combined production for the Americas was 559koz in 2021, equivalent to 23% of group production.

The Americas region incorporates two mining jurisdictions: Brazil and Argentina, and greenfields projects in Colombia and the USA. AngloGold Ashanti has three operations in the Americas, the Cerro Vanguardia Mine in Argentina (AngloGold Ashanti 92.5% and Fomento Minero de Santa Cruz Sociedad del Estado (Fomicruz SE) 7.5%), AngloGold Ashanti Córrego do Sítio Mineração operations (referred to as AGA Mineração) which includes the Cuiabá, Lamego and Córrego do Sítio (CdS) Mines, and Mineração Serra Grande (referred to as Serra Grande), both in Brazil.

The projects in Colombia form a significant contribution to AngloGold Ashanti's Mineral Resource with the three projects: La Colosa, Quebradona and Gramalote (AngloGold Ashanti 50% and B2Gold 50%) contributing 38.4Moz.

Gramalote declared a maiden Ore Reserve in 2017 and Quebradona declared a maiden Ore Reserve in 2018. Quebradona and Gramalote contribute 4.3Moz to AngloGold Ashanti's gold Ore Reserve and Quebradona has a copper Ore Reserve of 3,250Mlb. Both Quebradona and Gramalote are at various stages of FS. Quebradona is planned as a copper mine with gold and silver as by-products.

A maiden Mineral Resource at Silicon in the USA totaling 3.4Moz was declared in 2021.

### Gold

**Americas Mineral Resource**
Per operation/project (Moz)


2020
2021
30
25
20
15
10
5
0
3.33
2.88
3.01
3.01
0.00
3.37
3.69
3.82
7.13
7.02
10.55
9.89
28.33
28.33
Cerro Vanguardia
Gramalote
Silicon
Serra Grande
Quebradona
AGA Mineração
La Colosa

**Americas Ore Reserve**
Per operation/project (Moz)


2020
2021
3.0
2.5
2.0
1.5
1.0
0.5
0.0
0.63
0.55
0.95
0.82
1.73
1.69
1.72
1.72
2.49
2.60
Serra Grande
Cerro Vanguardia
Gramalote
AGA Mineração
Quebradona

> *"The projects in Colombia form a significant contribution to AngloGold Ashanti's Mineral Resource."*

# REGIONAL OVERVIEW CONTINUED
## Americas

## Gold
### Inclusive Mineral Resource

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| Americas | Measured | 114.47 | 1.33 | 151.88 | 4.88 |
| | Indicated | 1,203.75 | 0.90 | 1,085.22 | 34.89 |
| | Inferred | 767.87 | 0.75 | 576.86 | 18.55 |
| | **Total** | **2,086.08** | **0.87** | **1,813.96** | **58.32** |

### Exclusive Mineral Resource

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| Americas | Measured | 64.29 | 1.50 | 96.24 | 3.09 |
| | Indicated | 1,035.46 | 0.87 | 897.36 | 28.85 |
| | Inferred | 767.37 | 0.75 | 576.25 | 18.53 |
| | **Total** | **1,867.11** | **0.84** | **1,569.85** | **50.47** |

### Ore Reserve

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| Americas | Proved | 11.11 | 2.70 | 29.99 | 0.96 |
| | Probable | 203.74 | 0.98 | 199.60 | 6.42 |
| | **Total** | **214.86** | **1.07** | **229.60** | **7.38** |

## Copper
### Inclusive Mineral Resource

| as at 31 December 2021 | Category | Tonnes million | Grade %Cu | Contained copper tonnes million | Contained copper pounds million |
|---|---|---|---|---|---|
| Americas | Measured | 86.74 | 0.95 | 0.82 | 1,814 |
| | Indicated | 227.33 | 0.87 | 1.97 | 4,338 |
| | Inferred | 305.94 | 0.48 | 1.47 | 3,231 |
| | **Total** | **620.02** | **0.69** | **4.26** | **9,384** |

### Exclusive Mineral Resource

| as at 31 December 2021 | Category | Tonnes million | Grade %Cu | Contained copper tonnes million | Contained copper pounds million |
|---|---|---|---|---|---|
| Americas | Measured | 45.15 | 0.69 | 0.31 | 684 |
| | Indicated | 148.91 | 0.68 | 1.01 | 2,218 |
| | Inferred | 305.94 | 0.48 | 1.47 | 3,231 |
| | **Total** | **500.01** | **0.56** | **2.78** | **6,134** |

### Ore Reserve

| as at 31 December 2021 | Category | Tonnes million | Grade %Cu | Contained copper tonnes million | Contained copper pounds million |
|---|---|---|---|---|---|
| Americas | Proved | – | – | – | – |
| | Probable | 120.01 | 1.23 | 1.47 | 3,250 |
| | **Total** | **120.01** | **1.23** | **1.47** | **3,250** |

# REGIONAL OVERVIEW CONTINUED
## Americas

### Copper

**Americas Mineral Resource**
Per operation/project (Mlb)


10,000
9,000
8,000
7,000
6,000
5,000
9,677
9,384
Quebradona

**Americas Ore Reserve**
Per operation/project (Mlb)


3,300
3,250
3,200
3,150
3,100
3,050
3,000
3,105
3,250
Quebradona
2020
2021

*"Quebradona is planned as a copper mine with gold and silver as by-products."*



Overlooking the processing plant at Cerro Vanguardia


Cordoba
Santa Fe
Buenos Aires
ARGENTINA
Bahia Blanca
1
San Julian
Rio Gallegos
Operation
0
1,000km



**Legend:**

1 **Cerro Vanguardia** (92.5%)

# ARGENTINA
## AMERICAS

**Cerro Vanguardia, in which AngloGold Ashanti has a 92.5% stake, is its sole operation in Argentina. Fomicruz SE, a state company, owns the remaining 7.5%. Located to the northwest of Puerto San Julián, in the province of Santa Cruz, Cerro Vanguardia operates multiple small open pits with high stripping ratios and multiple narrow-vein underground mines. The metallurgical plant, which includes a cyanide recovery facility, has a daily capacity of 3,000t. Cerro Vanguardia has been in operation for more than 20 years.**

Silver is produced as a by-product.

Attributable production from Argentina totalled 145koz of gold in 2021, or 26% of the region's production.

As at December 2021, the Mineral Resource (inclusive of Ore Reserve) for Argentina was 2.9Moz (2020: 3.3Moz) and the Ore Reserve was 0.8Moz (2020: 1.0Moz).

**Inclusive Mineral Resource**


0.4
0.5
Moz
2.0
Measured
Indicated
Inferred

**Exclusive Mineral Resource**


0.4
0.4
Moz
1.4
Measured
Indicated
Inferred

**Ore Reserve**


0.3
Moz
0.5
Proved
Probable

# CERRO VANGUARDIA

## Americas

### Introduction

**Property description**

Cerro Vanguardia is a gold-silver operation with multiple open pit and underground mines located within the property and mined simultaneously. AngloGold Ashanti has a 92.5% stake in Cerro Vanguardia, the company's sole operation in Argentina, with Fomicruz SE, a state company operating in the province of Santa Cruz, owning the remaining 7.5%. The climate is semi-arid and although snow does occur, winter is mild and exploration activities are normally possible all year round.

**Location**

Cerro Vanguardia is located in the Santa Cruz province, southern Patagonia, Argentina, approximately 110km north-northwest of the coastal town of Puerto San Julian. Access to the area is by aircraft from Buenos Aires to Comodoro Rivadavia (380km) or Rio Gallegos (510km) and then by road to the mine site.

**History**

Gold exploration at the site was started in late 1980s by the state owned Fomicruz SE and Minera Mincorp (JV between Anglo American Argentina Holdings Limited and a local private company Perez Companc). Cerro Vanguardia commenced as an open pit operation in 1998 and this was supplemented in 2010 with the start of shallow underground mining to access high-grade material. To complement the already existing gold plant, a heap leaching operation was started in 2012. AngloGold purchased Minera Mincorp's share in Cerro Vanguardia in 1999, and the mine has been operated by AngloGold Ashanti since, with the remaining portion acquired from Perez Companc in 2002.

**Legal aspects and tenure**

The mining licence encompasses an area of approximately 543km². The mining licence, 402642/CV/97, which covers the full Ore Reserve was granted on 27 December 1996 and expires on 26 December 2036.

**Mining method**

Cerro Vanguardia uses both underground and open pit mining. Open pit is via conventional open pit mining with a double bench height of 20m and contributes 60% of the ore. Open pit mining is distributed between multiple operating pits, typically five to ten at any one time, depending on the plant feed requirements.

As for the underground, longhole stoping is the mining method and currently, there are four underground mines that are operated at the same time, located on the Osvaldo 8, Cuncuna, Serena and Zorro veins. Three more are in development (Liliana, Osvaldo 7 and Loma del Muerto CB6). Underground mining represents around 40% of total production, a percentage that will increase in the coming years. Lower-grade material is stockpiled and processed on the heap leach.

**Operational infrastructure**

Infrastructure for Cerro Vanguardia is mostly located on-site. It includes a camp site with capacity for more than 1,000 people, a Merrill Crowe plant, heap leaching facilities, cyanide recycling plant, mine laboratory, maintenance facilities, warehouses and sewage processing plant. Four natural gas power generators, fed by a 40km long pipeline, provide electricity to the operation. Natural gas is also used for heating. Mine office facilities are located in the main mining area.

Dewatering supplies water for use both as processing water and camp consumption. Due to the particular features of the mine, and in order to optimise hauling, all pits have local, single or multiple, waste dumps. The TSF is located in, and is contained by a natural depression.

**Mineral processing**

The metallurgical plant has a daily capacity estimated at 3,500tpd (1.2Mtpa), with gold and silver grade of around 4.25g/t and 120g/t, respectively. The plant comprises the following stages: crushing, milling, conventional leaching in tanks, counter current decant system in thickeners (CCD circuit), a CIL process, acid wash, elution, conventional Merrill Crowe process to recover gold and silver with metallic zinc, and a cyanide recovery plant (Cyanisorb). The tails go directly to a conventional TSF, where there is also a reclaim water system for the plant.

Additional to the processing plant there is a heap leach pad, with an annual capacity of 1.5Mtpa with gold and silver grade of around 0.7g/t and 20g/t, respectively. The pregnant solution from this process goes directly to the CCD circuit in the process plant and to the Merrill Crowe process for gold and silver recovery.

**Risks**

There are no significant environmental and natural disaster risks. The Mineral Resource and Ore Reserve estimates are sensitive to gold and silver prices as well as to local exchange rate fluctuations. The low-grades from the open pits, and difficult hydrogeological and geotechnical conditions for underground are ongoing risks or uncertainties in the Mineral Resource and Ore Reserve estimates that are managed on a day-to-day basis.

# CERRO VANGUARDIA CONTINUED
## Americas

**Map showing the location, infrastructure and mining licence area for Cerro Vanguardia, with the total mining lease area insert shown in the bottom left corner. The coordinates of the mine, as represented by the plant, are depicted on the map and are in the UTM coordinate system.**


Vanguardia 2 CB11
Vanguardia 3 CB11
Vanguardia 3 CB10
Patty CB5
Cuncuna portal
to Comodoro Rivadavia / Rio Gallegos
Serena portal
Luciana 1 CB1
Mónica CB6
Potrero CB1
Loma del Muerto CB8
Serena Sur CB1
Potrero CB6
Belén CB2
Loma del Muerto CB6 portal
Osvaldo Diez CB12
Rocio CB1 portal
Zorro portal
Belén CB3
Lucy CB1
Zorro 3 portal
Atila 2 CB6
Atila 2 CB7
Osvaldo Diez CB8 portal
Insert: Total mining lease area
0
40
80
Km
Concepción CB1
Liliana Norte portal
Liliana Sur portal
El Lazo CB1
Laguna del Mineral CB1
0
1.5
3km
Plant centroid co-ordinates
48°23'08"S, 68°15'46"W
Licences
Mining
Exploration
Mine infrastructure
Pits
Plant
ROM pad
Stockpiles
Leach pad
TSF
Waste dumps
Underground access
Roads
Main
Secondary
Insert
Total mining lease area
Map zoomed in area
N

# CERRO VANGUARDIA CONTINUED
## Americas

### N-S Underground view of Lilina Norte, elevation in metres AMSL



N
S
+200m
+100m
0m
0
50
100
150
Legend
Vein
Ramp
Stopes above cut-off

## Geology

The Cerro Vanguardia district is located within the southern Deseado Massif in the Santa Cruz province of Patagonia, Argentina. The Deseado Massif is an extensive rhyolite province of Middle to Upper Jurassic age. The most important geological feature in the Deseado Massif is an extended plateau formed by pyroclastic, epiclastic and extrusive rocks which were part of a strong explosive volcanic event associated with regional extensional tectonics developed during the Middle to Upper Jurassic and related to the opening of the Atlantic Ocean. The rocks representing this magmatism are termed the Bajo Pobre Formation and Bahia Laura Group. The Bajo Pobre Formation comprises andesites, basalts and mafic volcanic agglomerates. The Bahia Laura Group includes both the Chon Aike Formation (ignimbrites, tuffs, volcanic breccias, agglomerates, lavas and domes) and the La Matilde Formation (tuffs and epiclastic volcanics interlayered with ignimbrites).

### Deposit type

The Middle to Upper Jurassic ignimbrites and volcanic rocks from Chon Aike Formation host the low-sulphidation epithermal gold and silver deposits. The thickness of the ignimbrite sequence is estimated to have exceeded 1,000m but some lateral variations have been identified across the district. Epithermal gold-silver bearing structures cut across all Jurassic rocks in the stratigraphy. The two main ignimbrite units, the Masiva-Lajosa and Granosa, host the majority of the mineralised veins.

The Masiva-Lajosa ignimbrite occurs at the top of the sequence while the Granosa ignimbrite occurs towards the bottom. These two ignimbrites are separated by two thinner, polymictic ignimbrite units (Brechosa and Brechosa Base) and a sequence of stratified crystal to ash-rich tuffs (Estratificada unit). The base of the sequence is a mixed unit of stratified ignimbrite intercalated with fine-grained tuffs (Estratificada Inferior ignimbrite).

### Mineralisation style

Cerro Vanguardia is located in the core of the 60,000km² Deseado Massif, one of the most extensive volcanic complexes in southern Patagonia. The Deseado Massif is an extensive rhyolite province of Middle to Upper Jurassic age deposited over Paleozoic low-grade metamorphic basement rocks. These rocks are exposed in erosional windows through overlying Cretaceous sediments and Tertiary to Quaternary basalts. The orebodies comprise a series of low-sulphidation epithermal vein deposits containing gold and large quantities of silver which is produced as a by-product.

### Mineralisation characteristics

The mineralisation is concentrated in steeply-dipping quartz veins that cut the flat-lying ignimbrites and volcanoclastic rocks. The Cerro Vanguardia district contains around 100 gold and silver-bearing epithermal veins for a cumulative exposed vein strike extension of more than 240km, of which 57 veins are currently known to contain economic gold and silver mineralisation.

The veins at Cerro Vanguardia consist mainly of quartz and adularia and contain minor electrum, native gold, silver sulphides and native silver as fine-grained disseminations. Vein textures are mainly characterised by colloform-crustiform banding, pseudomorphic quartz lattice textures, massive-to-vuggy quartz veins and vein breccias. $^{40}Ar/^{39}Ar$ dating on adularia from the Osvaldo Diez vein yielded ages of around 153Ma while the age of the thick sequence of ignimbrites hosting the veins has been dated between 166Ma and 150Ma.

# CERRO VANGUARDIA CONTINUED

## Americas

### 3D view (left) and geological cross-section (right) of Loma Del Muerto, elevation in metres AMSL


S
LOMA DEL MUERTO-3D VIEW
N
400m
Vein
Current pits
Drill holes
200 Elev
200 Elev
100 Elev
100 Elev
0
50
100
Stock work
Vein

## Exploration

The 2021 exploration programme included mainly the execution of more than 35,000m of DD in 148 holes across 16 different veins. A sum of 4,610m of trenches were excavated to crosscut structures of four veins at the centre and western area of the Cerro Vanguardia district. Additionally, 92 new channels were cut in four different veins (1,052m) for target generation as well as to complete the Mineral Resource modelling.

## Projects

During 2020 a new three-year exploration project began to test the district's remaining potential, considering known vein extensions, new exploration areas and geophysical targets. The strategic exploration programme has continued through 2021 and is expected to end in late 2022.

## Mineral Resource

### Details of average drill hole spacing and type in relation to Mineral Resource classification

| | | Type of drilling | | | | |
|---|---|---|---|---|---|---|
| **Category** | **Spacing m (-x-)** | **Diamond** | **RC** | **Blast hole** | **Channel** | **Other** |
| Measured | 6 x 10, 12 x 5 | ✔ | ✔ | – | ✔ | – |
| Indicated | 40 x 40 | ✔ | ✔ | – | ✔ | – |
| Inferred | 80 x 80 | ✔ | ✔ | – | ✔ | – |
| Grade/ore control | 6 x 10, 12 x 5 | ✔ | ✔ | – | ✔ | – |

### Inclusive Mineral Resource

| | | Tonnes | Grade | Contained gold | |
|---|---|---|---|---|---|
| **as at 31 December 2021** | **Category** | **million** | **g/t** | **tonnes** | **Moz** |
| Vein (open pit) | Measured | 2.19 | 4.13 | 9.03 | 0.29 |
| | Indicated | 10.37 | 3.61 | 37.45 | 1.20 |
| | Inferred | 2.20 | 2.83 | 6.21 | 0.20 |
| | **Total** | **14.75** | **3.57** | **52.69** | **1.69** |
| *In situ* heap leach stockwork material | Measured | 3.20 | 0.52 | 1.68 | 0.05 |
| | Indicated | 14.16 | 0.47 | 6.66 | 0.21 |
| | Inferred | 2.06 | 0.44 | 0.91 | 0.03 |
| | **Total** | **19.42** | **0.48** | **9.25** | **0.30** |
| Heap leach stockpiles | Measured | 1.57 | 0.43 | 0.68 | 0.02 |
| | Indicated | – | – | – | – |
| | Inferred | – | – | – | – |
| | **Total** | **1.57** | **0.43** | **0.68** | **0.02** |
| Vein (underground) | Measured | 0.73 | 6.65 | 4.88 | 0.16 |
| | Indicated | 2.56 | 6.88 | 17.58 | 0.57 |
| | Inferred | 0.71 | 6.41 | 4.53 | 0.15 |
| | **Total** | **4.00** | **6.75** | **26.99** | **0.87** |
| **Cerro Vanguardia** | **Total** | **39.74** | **2.26** | **89.61** | **2.88** |

# CERRO VANGUARDIA CONTINUED
## Americas

### Inclusive Mineral Resource by-product: silver

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained silver tonnes | Contained silver Moz |
|---|---|---|---|---|---|
| Cerro Vanguardia | Measured | 7.69 | 49.82 | 383 | 12.32 |
| | Indicated | 27.08 | 56.90 | 1,541 | 49.54 |
| | Inferred | 4.96 | 104.27 | 518 | 16.64 |
| | **Total** | **39.74** | **61.45** | **2,442** | **78.51** |

### Estimation

The mineralisation boundaries for each geological entity (veins, stockwork and wall rock) are defined from detailed logging of all geological drill holes. This data is validated and the information used to create a 3D model with cell block sizes of 5 x 25 x 5m. Volumetric measurements of the deposit are then determined using relevant block dimensions. Ordinary kriging is used to perform grade interpolation and field tests are conducted to determine appropriate *in situ* densities.

Conditional simulations are performed in the main deposits for uncertainty assessment and the Mineral Resource is then classified into Measured, Indicated and Inferred Mineral Resource categories according to the internal AngloGold Ashanti guidelines. For the veins where simulations are not done, drill density is used to classify the Mineral Resource.

Ordinary kriging is carried out for the three defined ore zones. Extreme values are normally capped for less than 1% of the sample distribution. Leapfrog™ is used to do the geological modelling, and Datamine™ software is used for estimation. The variography is done by vein and for each ore zone (vein, stockwork and ignimbrite).

High-grade material is capped using probability plots from GSLIB™ for veins, stockworks and ignimbrites. Only gold and silver is included in the estimation process. In most of the veins, gold and silver have a direct relationship around a ratio of 1:8.

### Grade tonnage curves

**Cerro Vanguardia**
**Surface (metric)**


Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

**Cerro Vanguardia**
**Underground (metric)**


Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

### Exclusive Mineral Resource

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| Cerro Vanguardia | Measured | 4.33 | 2.66 | 11.53 | 0.37 |
| | Indicated | 19.73 | 2.15 | 42.41 | 1.36 |
| | Inferred | 4.96 | 2.35 | 11.65 | 0.37 |
| | **Total** | **29.03** | **2.26** | **65.58** | **2.11** |

The open pit exclusive Mineral Resource is primarily located between the pit design and the Mineral Resource shell and exists due to the difference in the economic parameters that have been used.

Where the grades of gold and silver are above the Mineral Resource cut-off but below the Ore Reserve cut-off, significant zones of exclusive Mineral Resource are generated. Very deep Mineral Resource will not be converted in the near-term to Ore Reserve and is therefore listed as exclusive Mineral Resource.

# CERRO VANGUARDIA CONTINUED
## Americas

### Mineral Resource below infrastructure

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| Cerro Vanguardia | Measured | – | – | – | – |
| | Indicated | – | – | – | – |
| | Inferred | 0.14 | 6.01 | 0.84 | 0.03 |
| | **Total** | **0.14** | **6.01** | **0.84** | **0.03** |

All the Inferred Mineral Resource that has no ramp designed as yet is considered to be below infrastructure.

### Year-on-year changes in Mineral Resource

**Cerro Vanguardia**
Total (Moz)



3.5
3.3
3.1
2.9
2.7
2.5
Ounces (millions)
3.33
(0.15)
0.06
(0.00)
0.00
(0.34)
0.00
0.00
(0.02)
0.00
2.88
2020
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/disposal
2021

The changes were largely due to depletion and an increase in mining costs resulting in an increased cut-off grade and a reduction in both open pit and underground Mineral Resource.

### Inclusive Mineral Resource sensitivity

**Cerro Vanguardia**



8
4
0
-4
-8
-12
Percentage change
1,300
1,500
1,700
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade

The Mineral Resource is sensitive to both a drop and an increase in gold price. Significant amounts of low-grade material are present in the deposit which is reflected in the large tonnage increase and grade decrease at elevated gold prices. There is a 5% upside in ounces at a higher Mineral Resource price and 7% downside in ounces at a lower Mineral Resource price.



View of the processing plant at Cerro Vanguardia

# CERRO VANGUARDIA CONTINUED

## Americas

## Ore Reserve

### Ore Reserve

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| Vein (open pit) | Proved | 0.80 | 3.51 | 2.80 | 0.09 |
| | Probable | 2.95 | 3.18 | 9.35 | 0.30 |
| | **Total** | **3.74** | **3.25** | **12.15** | **0.39** |
| *In situ* heap leach stockwork material | Proved | 1.22 | 0.39 | 0.47 | 0.02 |
| | Probable | 4.06 | 0.30 | 1.21 | 0.04 |
| | **Total** | **5.28** | **0.32** | **1.67** | **0.05** |
| Heap leach stockpiles | Proved | 1.57 | 0.43 | 0.68 | 0.02 |
| | Probable | – | – | – | – |
| | **Total** | **1.57** | **0.43** | **0.68** | **0.02** |
| Vein (underground) | Proved | 0.61 | 7.56 | 4.59 | 0.15 |
| | Probable | 1.11 | 5.72 | 6.32 | 0.20 |
| | **Total** | **1.71** | **6.37** | **10.91** | **0.35** |
| **Cerro Vanguardia** | **Total** | **12.31** | **2.07** | **25.42** | **0.82** |

The Cerro Vanguardia Ore Reserve consists of underground, open pit, and low-grade stockpile source material.

### Ore Reserve by-product: silver

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained silver tonnes | Contained silver Moz |
|---|---|---|---|---|---|
| Cerro Vanguardia | Proved | 4.19 | 55.94 | 234 | 7.53 |
| | Probable | 8.12 | 49.56 | 402 | 12.93 |
| | **Total** | **12.31** | **51.73** | **637** | **20.47** |

### Estimation

The appropriate Mineral Resource models are used as the basis for estimating the Ore Reserve. All relevant modifying factors such as mining dilution and costs are used in the Ore Reserve conversion process. This is based on the original block grades and tonnage, and includes waste material (both internal and external).

Appropriate Ore Reserve cut-off grades are applied and all blocks above this cut-off are reported.

It is important to emphasise the importance of silver during the optimisation of the pits, since silver is a significant by-product at Cerro Vanguardia. The ratio of silver to gold commonly ranges from 20g/t to 30g/t of silver per 1g/t of gold.

Ore Reserve depletion includes material that comes from operational dilution, which constitutes an additional low-grade tonnage that is mined as part of the ongoing operation. Mineral Resource is estimated *in situ* and thus does not include this dilution.

### Ore Reserve modifying factors

| as at 31 December 2021 | Gold price $/oz | Exchange rate $/ARS | Cut-off grade g/t Au | Dilution % | MRF (% based on tonnes) | MRF (% based on g/t) | MCF % | MetRF % |
|---|---|---|---|---|---|---|---|---|
| Vein (open pit) | 1,200 | 112.04 | 3.25 | 35.0 | 97.0 | 96.5 | 94.0 | 94.1 |
| *In situ* heap leach stockwork material | 1,200 | 112.04 | 0.32 | 35.0 | 97.0 | 96.5 | 94.0 | 66.1 |
| Heap leach stockpiles | 1,200 | 112.04 | 0.43 | – | – | – | – | 66.1 |
| Vein (underground) | 1,200 | 112.04 | 6.37 | 54.0 | 97.0 | 96.0 | 94.0 | 94.1 |

A detailed reconciliation process compares estimated versus mined ore, including comparison between predicted grades and tonnes produced in the processing plant. These comparisons are used in determining which modifying factors to use in the Ore Reserve estimates.

The mine and plant reconciliation was used as the basis of conversion factors for tonnage and gold grade.

# CERRO VANGUARDIA CONTINUED
## Americas

### Inferred Mineral Resource in annual Ore Reserve design*

| as at 31 December 2021 | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|
| Vein (open pit) | 0.38 | 3.06 | 1.17 | 0.04 |
| *In situ* heap leach stockwork material | 0.54 | 0.29 | 0.15 | 0.00 |
| Vein (underground) | 0.25 | 6.37 | 1.58 | 0.05 |
| **Total** | **1.17** | **2.49** | **2.90** | **0.09** |

** Inferred Mineral Resource including lower confidence material*

With appropriate caution, a portion of the Inferred Mineral Resource was included in the business plan optimisation process. This accounts for 10% of the Ore Reserve plan of six years. No Inferred Mineral Resource is considered in Ore Reserve reporting.

At Cerro Vanguardia no Inferred Mineral Resource has been used in the Ore Reserve design or optimisation process. Insignificant amounts of Inferred Mineral Resource may however be present in the final Ore Reserve design shape due to extraction shape limitations but this is never quoted as an Ore Reserve, or used in the economic appraisal of the Ore Reserve. This is a change from 2020 where Cerro Vanguardia reported the amount of Inferred Mineral Resource in the business plan rather than the Ore Reserve plan. This has caused a large change in the quoted Inferred Mineral Resource in the Ore Reserve plan for 2021.

The Inferred Mineral Resource is generally located in the deeper parts of the orebody, such as the bottom of the open pits and deeper portions of the underground Mineral Resource.

### Year-on-year changes in Ore Reserve

**Cerro Vanguardia**

Total (Moz)



Ounces (millions)
1.00
0.95
0.90
0.85
0.80
0.75
0.70
0.95
(0.17)
0.01
0.09
0.00
(0.04)
(0.03)
(0.01)
0.00
0.00
0.00
0.82
2020
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/ disposal
2021

The net decrease was mainly due to depletion and minor cost changes, offset partially by revisions to methodology.

### Ore Reserve sensitivity

**Cerro Vanguardia**



Percentage change
20
10
0
-10
-20
1,100
1,200
1,300
Ore Reserve price ($/oz)
Tonnes
Ounces
Grade

The Ore Reserve is very sensitive to both a drop and an increase in gold price. There is an 8% upside in ounces at a higher Ore Reserve price and an 8% downside in ounces at a lower Ore Reserve price.

# CERRO VANGUARDIA CONTINUED
## Americas

### Competent Persons

| Responsibility | Competent Person | Professional organisation | Membership number | Relevant experience | Qualification |
|---|---|---|---|---|---|
| Mineral Resource | Juan Paredes | MAusIMM | 227 738 | 25 years | PhD (Geology) |
| Ore Reserve | Martin Cesca | MAusIMM | 333 864 | 8 years | BEng (Mining Engineering) |


10
CATERPILLAR

Loading of ore into a truck at the open pit at Cerro Vanguardia


Manaus
Belém
Recife
BRAZIL
Salvador
Crixás 1
Brasília
2
Belo Horizonte
São Paulo
Rio de Janeiro
Operation
0
1,000km



**Legend:**
1 Serra Grande 2 AGA Mineração

# BRAZIL
## AMERICAS

**AngloGold Ashanti's operations in Brazil comprise AngloGold Ashanti Córrego do Sítio Mineração (AGA Mineração) in the Quadrilátero Ferrífero, Minas Gerais state and Serra Grande in Goiás state. AGA Mineração consists of several operations, namely Cuiabá, Lamego, and CdS.**

Ore from the Cuiabá and Lamego underground mines is processed at the Cuiabá Gold plant. The concentrate produced is transported by aerial ropeway to the Queiroz plant for processing and refining. The Queiroz hydrometallurgical plant also produces sulphuric acid as a by-product.

CdS consists of open pit and underground mines. The oxide ore mined is treated by heap leach and a pressure leaching plant treats sulphide ore. The distance from the main underground mine to the metallurgical plant is around 15km.

Serra Grande comprises three mechanised underground mines, Mina III, Mina Nova and Mina Palmeiras, and an open pit as well as a dedicated metallurgical plant.

Attributable production from Brazil totalled 414koz of gold in 2021, or 74% of the region's production.

As at December 2021, the Mineral Resource (inclusive of Ore Reserve) for Brazil was 13.7Moz (2020: 14.2Moz) and the Ore Reserve was 2.2Moz (2020: 2.4Moz).


Inclusive Mineral Resource
3.0
6.5
Moz
4.3
Measured
Indicated
Inferred


Exclusive Mineral Resource
2.2
6.5
Moz
2.3
Measured
Indicated
Inferred


Ore Reserve
0.7
Moz
1.6
Proved
Probable


Descoberto
Barão de Cocais
Sabará
Caeté
Belo Horizonte
Santa Bárbara
Nova Lima
Rio Acima
Gandarela
0
20km
Operation
Project
Legend:
AGA Mineração Cuiabá complex
1 Cuiabá
2 Lamego
3 Queiroz plant refinery
AGA Mineração CdS complex
4 CdS I
5 CdS II
6 CdS III

# AGA MINERAÇÃO

## AMERICAS

### Introduction

**Property description**

AGA Mineração encompasses mining operations at Cuiabá, Lamego and CdS. The Nova Lima Sul (Raposos) project was in care and maintenance and the Mineral Resource has subsequently been written off.

**Location**

The AGA Mineração mining complex is located in southeastern Brazil in the state of Minas Gerais. Operations are 30km from the capital of the state (Belo Horizonte) in the case of Cuiabá and Lamego, and approximately 100km in the case of CdS, in the municipalities of Nova Lima, Sabará and Santa Bárbara respectively.

**Legal aspects and tenure**

Under the current Brazilian mining code and pertinent complementary legislation, mining concessions and mining "manifests" are valid up to the depletion of the Ore Reserve and Mineral Resource, provided that all obligations and the required periodic reporting to the federal government are met.

### Inclusive Mineral Resource

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| AGA Mineração | Measured | 12.51 | 5.52 | 69.01 | 2.22 |
| | Indicated | 21.20 | 4.42 | 93.79 | 3.02 |
| | Inferred | 34.74 | 4.17 | 144.71 | 4.65 |
| | **Total** | **68.45** | **4.49** | **307.50** | **9.89** |

The inclusive Mineral Resource is made up (by ounces) of 34% CdS, 56% Cuiabá and 11% Lamego.

# AGA MINERAÇÃO CONTINUED

## Americas

### Inclusive Mineral Resource by-product: sulphur

| as at 31 December 2021 | Category | Tonnes million | Grade %S | Contained sulphur tonnes million | Contained sulphur pounds million |
|---|---|---|---|---|---|
| AGA Mineração | Measured | 9.78 | 5.5 | 0.53 | 1,177 |
| | Indicated | 12.77 | 4.4 | 0.57 | 1,249 |
| | Inferred | 17.79 | 3.4 | 0.61 | 1,338 |
| | **Total** | **40.33** | **4.2** | **1.71** | **3,764** |

Sulphur is a by-product of the Cuiabá and Lamego mining operations (74% Cuiabá and 26% from Lamego by ounces).

### Exclusive Mineral Resource

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| AGA Mineração | Measured | 9.07 | 5.53 | 50.14 | 1.61 |
| | Indicated | 12.07 | 3.62 | 43.68 | 1.40 |
| | Inferred | 34.33 | 4.21 | 144.38 | 4.64 |
| | **Total** | **55.47** | **4.29** | **238.20** | **7.66** |

The exclusive Mineral Resource is made up (by ounces) of 38% CdS, 50% Cuiabá and 12% Lamego.

### Mineral Resource below infrastructure

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| AGA Mineração | Measured | 0.29 | 5.82 | 1.71 | 0.05 |
| | Indicated | 9.86 | 5.57 | 54.93 | 1.77 |
| | Inferred | 23.31 | 4.80 | 111.83 | 3.60 |
| | **Total** | **33.46** | **5.03** | **168.47** | **5.42** |

The Mineral Resource below infrastructure is made up (by ounces) of 41% CdS, 52% Cuiabá and 7% Lamego.

### Year-on-year changes in Mineral Resource

**AGA Mineração**
Total (Moz)


Ounces (millions)
12.0
11.5
11.0
10.5
10.0
9.5
9.0
10.55
(0.36)
0.50
0.85
0.00
(0.76)
(0.00)
(0.03)
(0.87)
0.00
9.89
2020
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/ disposal
2021

Exploration additions reflect increases for the Quartz vein satellite orebody, Carruagem, Arco da Velha , Descoberto for Cuiabá and Lamego, with some additions also at Córrego do Sítio in Pinta Bem, Sangue de Boi and Carvoaria. Methodology additions related to model changes due to grade control drilling is offset by increased costs. The write off of the Nova Lima Sul (Raposos Mine) resulted in a further reduction, while exclusions of some skin pillars or underbreak material at Cuiabá and Lamego resulted in a further decrease.

# AGA MINERAÇÃO CONTINUED
## Americas

### Ore Reserve

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| AGA Mineração | Proved | 3.63 | 3.58 | 13.02 | 0.42 |
| | Probable | 10.07 | 3.92 | 39.49 | 1.27 |
| | **Total** | **13.70** | **3.83** | **52.51** | **1.69** |

The Ore Reserve is made up (by ounces) of 22% CdS, 70% Cuiabá and 7% Lamego.

### Ore Reserve by-product: sulphur

| as at 31 December 2021 | Category | Tonnes million | Grade %S | Contained sulphur tonnes million | Contained sulphur pounds million |
|---|---|---|---|---|---|
| AGA Mineração | Proved | 2.54 | 4.9 | 0.12 | 272 |
| | Probable | 6.70 | 4.6 | 0.31 | 677 |
| | **Total** | **9.24** | **4.7** | **0.43** | **949** |

Sulphur is a by-product of the Cuiabá and Lamego mining operations (92% Cuiabá and 8% Lamego by ounces).

### Ore Reserve below infrastructure

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| AGA Mineração | Proved | 0.11 | 4.00 | 0.42 | 0.01 |
| | Probable | 5.62 | 4.77 | 26.80 | 0.86 |
| | **Total** | **5.72** | **4.76** | **27.23** | **0.88** |

The Ore Reserve below infrastructure is made up (by ounces) of 20% CdS, 77% Cuiabá and 3% Lamego.

### Year-on-year changes in Ore Reserve

**AGA Mineração**
Total (Moz)



2.0
1.8
1.6
1.4
1.2
1.0
0.8
Ounces (millions)
1.73
(0.31)
0.32
0.01
0.00
(0.15)
(0.02)
(0.01)
0.07
0.04
0.00
1.69
2020
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/disposal
2021

Cost increases resulted in changes in design and some remnant areas being added at Cuiabá. The Lamego and CdS Ore Reserve remain constant and there was a marginal increase in the Ore Reserve at Cuiabá.

*"AGA Mineração encompasses mining operations at Cuiabá, Lamego and CdS located in southeastern Brazil in the state of Minas Gerais."*

# AGA MINERAÇÃO – CÓRREGO DO SÍTIO

## Americas

### Introduction

**Property description**

CdS is wholly owned by AGA Mineração. It has been in operation since 1989 and consists of open pit and underground mines.

**Location**

The CdS complex is located in the municipalities of Santa Barbara and Barão de Cocais that are located 90km east of the city of Belo Horizonte in Minas Gerais State, in the southeast of Brazil. These operations are included in an important mining district referred to as the Quadrilatero Ferrifero (Iron Quadrangle), the second biggest Brazilian area for the production of iron, gold and manganese.

**History**

Gold has been intermittently mined in the Santa Barbara and Barão de Cocais region since the 19th Century. Modern exploration was undertaken across the CdS area in the 1980s by Morro Velho and São Bento Mineração.

An AngloGold Ashanti FS for the oxide Ore Reserve, to be mined by open pit and treated in a heap leach plant, was approved in 1987. The CdS open pit operations started in the 1990s, with the first phase of production between 1990 and 1998.

In 2002 development of underground exploration drifts began at CdS I and in 2007 the São Bento Mine was acquired from Eldorado Gold Corporation. A FS for the sulphide Ore Reserve, to be mined underground and treated in a sulphide plant, was concluded in 2010. Implementation followed and the ramp-up was concluded in 2012. In 2011, there were major renovations to the structure of the São Bento metallurgical plant that were completed in 2012. In 2013, the crushing circuit was improved to optimise the throughput.

**Legal aspects and tenure**

CdS is covered by five Brazilian National Mining Agency (ANM) concessions, namely 930.556/2000; 930.181/2008; 830.129/1982, 833.472/2003 and 830.943/1979, held by AGA Mineração, covering a total of 6,017.44ha. All concessions are currently active, in good legal and operational standing, and free of liabilities and/or major obligations.

According to Brazilian mining law, the expiry of claims, licences, and other tenure rights coincide with the depletion of Ore Reserve, cessation of mining operations and legally required post-operational activities (such as mine closure), provided all annual reports have been approved by the ANM.

A new Brazilian mining code is currently under discussion, however, it is not anticipated to change the company's rights, which are already established.

**Mining method**

The underground mining method for CdS is sub-level stoping. Each panel consists of three levels with secondary development drives varying from 100m to 600m along strike. The stopes are around 15m high and the mining sequence method varies between top-down and bottom-up, which is only used in specific areas. Geotechnical parameters require that sill pillars are 4 to 7m high, and rib pillars 5m wide. The access into CdS I underground is by decline and into CdS II underground is by shaft.

The open pit operation uses conventional bench mining, with 8m individual benches and 3.2m berms. The material transport (ore and waste) is done by trucks and the excavation by a back hole. The rock breaking method varies according to the rock strength, using either explosives or mechanical excavation.

**Operational infrastructure**

CdS infrastructure consists of two treatment plants, namely, the sulphide plant at CdS II (used to process refractory sulphide material), and the heap leach plant at CdS I (for oxide ore mined by open pit). The site also has an ore sorting plant, a TSF for the sulphide plant, a neutralised tailings deposit for the oxide material and numerous waste dumps for the open pit mines at CdS I.

Ancillary facilities comprise a water treatment facility, effluent treatment facilities, equipment workshops, laboratory, warehouses, explosives and accessories magazines, fuel stations, electric substations as well as offices, medical clinic, mess rooms, dressing rooms, bathrooms, storerooms, garage, fuel stations, a centre of environmental studies, nursery and other facilities required to operate the mine.

Water is primarily sourced from recycling the underground mine water and supplementary water catchment wells. The power for the operations is supplied and purchased on the open market.

Good communication infrastructure is available in the area.

# AGA MINERAÇÃO – CÓRREGO DO SÍTIO CONTINUED

## Americas

### **Introduction** continued

| | |
|---|---|
| **Mineral processing** | There are two metallurgical plants at CdS: the heap leach plant for oxide ore and the sulphide plant.<br><br>The sulphide process consists of crushing, grinding and gravity concentration, flotation, thickening, pressure oxidation (POX autoclave), CIL extraction, elution, neutralisation, electrowinning and tailings disposal. The sulphide plant and POX circuit have a capacity of 900ktpa.<br><br>The heap leaching process consists of crushing, agglomeration, stacking, leaching, adsorption, elution and electrowinning, with a capacity of 900ktpa. |
| **Risks** | The Inferred Mineral Resource and conceptual material projections within the mine plan are seen as a risk or uncertainty in the Ore Reserve estimate but there are drilling programmes in place to mitigate this.<br><br>The most significant risk to the operation is the lack of Ore Reserve flexibility in the form of alternate mining areas to deliver the production plan. This risk is controlled and mitigated with integrated planning process, together with internal stakeholders and daily monitoring of the execution of the plan. |



View of the sulphide plant at Córrego do Sítio

# AGA MINERAÇÃO – CÓRREGO DO SÍTIO CONTINUED

## Americas

**Map showing the location, infrastructure and mining licence area for AGA Mineração Córrego do Sítio, with the total mining lease area insert shown in the top left corner. The coordinates of the mine, as represented by the CdS I plant, are depicted on the map and are in the UTM coordinate system.**


Insert: Total mining lease area
0
10
20
Km
to Itabira
Barão de Cocais
CdS III
Barra Feliz
São Bento
(non operational)
Santa Barbara
CdS II
Onca
CdS II
Brumal
to Catas Atlas
Campo Grande
Cristina
CdS I
Santa Barbara
Mine
Rosalino
N
Plant CdS I centroid co-ordinates
20°0'58"S, 43°31'11"W
0
1
2
3 Km
Licences
Mining
Mining application
Exploration
Exploration application
Mine infrastructure
Pits
Plant
Leach pad
TSF
Waste dumps
Underground access
Settlements
Towns
Villages
Roads
Main
Secondary
Insert
Total mining lease area
Map zoomed in area

# AGA MINERAÇÃO – CÓRREGO DO SÍTIO CONTINUED

## Americas

### SE-NW Simplified view across the AGA Mineração – CdS I main trend


SE
Rosalino
Cachorro Bravo
Laranjeira
Carvoaria
NW
Legend
Drill holes (DD)
Underground mine development
Topography surface slice
Geological models of the orebodies
0
500
1,000
1,500
Plunge -01
Azimuth 308

## Geology

The CdS gold deposit is located in the eastern part of the Lower to Middle greenschist facies of the Rio das Velhas Archaean, in the Iron Quadrangle region, on the southern margin of the São Francisco Craton in Brazil.

### Deposit type

CdS is an orogenic gold deposit hosted in intensely deformed clastic, volcanoclastic, carbonaceous schists and metagraywackes in an approximately 30km northeast/southwest striking shear zone. Hydrothermal alteration phases associated with the mineralisation are dominated by sericite and carbonate.

### Mineralisation style

The CdS I, II and III gold deposits and associated targets are located in a gold trend that extends for approximately 14km in a northeasterly direction, from Grota Funda (CdS I) in the south to Jambeiro (CdS III) in the north and which developed in a compressional tectonic regime. Gold is associated with quartz and fine-grained acicular arsenopyrite. The main gold targets and deposits are distributed over three trends, namely the CdS Trend (metasedimentary hosted), the Donana Trend and the Cristina Trend (BIF hosted).

At CdS I, the main orebodies are Rosalino, Cachorro Bravo, Laranjeiras and Carvoaria, which constitute the current production sources and most of the Mineral Resource. At CdS II, the main orebodies are São Bento, Pinta Bem (both BIF hosted) and Sangue de Boi (metasedimentary hosted). At CdS III where exploration has been limited, the Anomalia I orebodies are the best understood and have the highest potential, hosted in the metasedimentary and BIF sequences as well as in Jambeiro and Mina de Pedra targets.

### Mineralisation characteristics

The CdS deposits consist of narrow northeast to southwest elongated and folded lenses of mineralisation, parallel to the main regional deformational structure (S2), dipping 60° to 70° to the southeast and plunging 20° to 30° to the northeast. The orebodies are consistently folded, boudinaged and locally disrupted by younger structures. CdS is an orogenic type deposit which is comprised of many hydrothermal lodes with quartz veins and low-grade sulphide disseminated in the wall rocks. In general, the mineralisation consists of sericitic zones and quartz veinlets hosted in metapellite and BIF. The sedimentary sequence, and consequently the mineralised deposits, are cross-cut by a swarm of basic dykes of uncertain age, with a general orientation north-northeast to south-southwest dipping to the southeast, with thicknesses varying from 20cm to 20m.

The gold occurs as native gold in smoky quartz veins and as microscopic or sub-microscopic inclusions in arsenopyrite (the main mineralisation style). It may also occasionally be associated with berthierite ($FeSb_2S_4$). Other typical sulphide minerals are pyrrhotite, pyrite, stibnite, sphalerite and chalcopyrite.



Underground diamond drilling at Córrego do Sítio

# AGA MINERAÇÃO – CÓRREGO DO SÍTIO CONTINUED

## Americas

**NW-SE Geological cross-section of the Rosalino south orebody, elevation in metres AMSL**


NW
SE
900m
800m
700m
600m
Archaean
Diabase dyke
Rio das Velhas Supergroup
Carbonate-bearing sericite-chlorite-quartz schist
Drill hole trace
Gold lode (>0.7g/t Au)
Open Pit design
100m

## Exploration

During 2021, exploration drilled 134km along the CdS trends from surface and with primary drivers of exploration being additions and conversions, high-grade targets, and increases in Mineral Resource confidence. The total area covered by 2021 drilling campaign was 16.56km². Mineral Resource addition and conversion drilling supports the production plan for the open pit and underground mines mainly CdS I, and CdS II. Drilling of high-grade targets for assessment allows evaluation of potential near-mine and broader lease targets. Drilling also forms an essential part of the mines operational excellence plan. This role is to decrease risk in the production plan by removing low confidence Mineral Resource within the first five years of the plan.

As a result of this strategy, there were large exploration programmes concluded in 2021. These included the fast tracking of oxide Mineral Resource opportunities at CdS I, particularly at the Rosalino, Cachorro Bravo and Candeias targets, with the intention of adding ounces to the short- and medium-term plan. There was also work to detail the down-plunge continuity of Mutuca and Rosalino orebodies and confirming their suitability for underground mining. As a result, a significant Mineral Resource addition was confirmed at Rosalino target. Other programmes included unlocking Mineral Resource potential at the Cristina, Donana, Campinas and Pneu orebodies which are important to add flexibility at the CdS I underground operations, the confirmation of continuity at the shallow portion of São Bento, drilling of Pinta Bem south pit for Mineral Resource conversion and testing the down-dip and down-plunge continuity of Carvoaria and Laranjeiras, and testing the strike and plunge extents of the Jambeiro and Anomilia targets at the CdS III Project.

## Projects

The CdS exploration drilling programme is focused on minimising Inferred Mineral Resource within the first three years and exploration targets within the first five years of the production plan. This strategy aims to increase the flexibility and Mineral Resource confidence level while providing organic growth. For this, exploration drives are planned for the next years at CdS I and CdS II.

During 2019, potential orebodies closer to the mine infrastructure were treated as priority and this strategy was very successful. Several secondary orebodies such as Cristina, Pneu and the Donana orebodies, were confirmed and contributed directly to the mine production. This strategy will continue for the next years.

The deepest production drill holes at CdS I were performed at the main Carvoaria orebody. They confirmed high potential both down-plunge and laterally, opening the possibility of a connection to the Sangue de Boi orebody at CdS II. They also indicate a potential trend of mineralisation in a BIF unit within the footwall of Carvoaria orebody. Exploration is planned to confirm this.

At CdS II, exploration programmes based on historical data showed a high potential for Mineral Resource addition in the shallower part of São Bento orebody and this will be tested during the next few years.

Future exploration will also focus on Mineral Resource conversion at the Pinta Bem and Anomalia orebodies.

# AGA MINERAÇÃO – CÓRREGO DO SÍTIO CONTINUED

## Americas

### Mineral Resource

#### Details of average drill hole spacing and type in relation to Mineral Resource classification

| | | Type of drilling | | | | |
|---|---|---|---|---|---|---|
| Category | Spacing m (-x-) | Diamond | RC | Blast hole | Channel | Other |
| Measured | 25 x 25 | ✓ | ✓ | – | ✓ | – |
| Indicated | 20 x 20, 40 x 40, 50 x 50 | ✓ | ✓ | – | ✓ | ✓ |
| Inferred | 50 x 50, 100 x 100 | ✓ | ✓ | – | – | ✓ |
| Grade/ore control | 3.8 x 3.8, 8 x 8 | ✓ | ✓ | – | ✓ | – |

For the tailings dams, auger drilling was conducted at 20 x 20 m spacing to define an Indicated Mineral Resource and 50 x 50m to define Inferred Mineral Resource. A drill hole spacing of 8 x 8m was used for grade control drilling at the open pit mines.

#### Inclusive Mineral Resource

| | | Tonnes | Grade | Contained gold | |
|---|---|---|---|---|---|
| as at 31 December 2021 | Category | million | g/t | tonnes | Moz |
| CdS I (sulphide) Rosalino underground | Measured | 0.07 | 4.54 | 0.31 | 0.01 |
| | Indicated | 1.80 | 3.73 | 6.71 | 0.22 |
| | Inferred | 3.83 | 3.71 | 14.19 | 0.46 |
| | **Total** | **5.70** | **3.72** | **21.22** | **0.68** |
| CdS I (sulphide) Secondary underground | Measured | 0.12 | 3.59 | 0.41 | 0.01 |
| | Indicated | 0.43 | 3.67 | 1.58 | 0.05 |
| | Inferred | 1.09 | 3.44 | 3.76 | 0.12 |
| | **Total** | **1.64** | **3.51** | **5.75** | **0.18** |
| CdS I (sulphide) Cachorro Bravo underground | Measured | 0.68 | 3.52 | 2.39 | 0.08 |
| | Indicated | 0.45 | 3.19 | 1.45 | 0.05 |
| | Inferred | 0.43 | 3.35 | 1.43 | 0.05 |
| | **Total** | **1.56** | **3.37** | **5.27** | **0.17** |
| CdS I (sulphide) Laranjeiras underground | Measured | 0.60 | 3.56 | 2.12 | 0.07 |
| | Indicated | 0.76 | 3.86 | 2.95 | 0.09 |
| | Inferred | 0.99 | 3.95 | 3.90 | 0.13 |
| | **Total** | **2.35** | **3.82** | **8.97** | **0.29** |
| CdS I (sulphide) Carvoaria underground | Measured | 0.28 | 4.11 | 1.15 | 0.04 |
| | Indicated | 0.96 | 5.38 | 5.14 | 0.17 |
| | Inferred | 0.44 | 4.77 | 2.09 | 0.07 |
| | **Total** | **1.67** | **5.01** | **8.38** | **0.27** |
| CdS II (sulphide) Sangue de Boi underground | Measured | 0.09 | 6.61 | 0.58 | 0.02 |
| | Indicated | 0.46 | 6.24 | 2.85 | 0.09 |
| | Inferred | 1.40 | 5.34 | 7.49 | 0.24 |
| | **Total** | **1.95** | **5.61** | **10.92** | **0.35** |
| CdS II (sulphide) São Bento Mine underground | Measured | 0.01 | 3.53 | 0.02 | 0.00 |
| | Indicated | 0.43 | 4.55 | 1.98 | 0.06 |
| | Inferred | 4.34 | 4.46 | 19.35 | 0.62 |
| | **Total** | **4.78** | **4.47** | **21.35** | **0.69** |
| CdS II (sulphide) Pinta Bem underground | Measured | – | – | – | – |
| | Indicated | – | – | – | – |
| | Inferred | 1.04 | 3.90 | 4.05 | 0.13 |
| | **Total** | **1.04** | **3.90** | **4.05** | **0.13** |
| CdS II (sulphide) Secondary underground | Measured | – | – | – | – |
| | Indicated | – | – | – | – |
| | Inferred | 0.21 | 3.04 | 0.65 | 0.02 |
| | **Total** | **0.21** | **3.04** | **0.65** | **0.02** |

# AGA MINERAÇÃO – CÓRREGO DO SÍTIO CONTINUED

## Americas

### Inclusive Mineral Resource continued

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| CdS III (sulphide) underground | Measured | – | – | – | – |
| | Indicated | – | – | – | – |
| | Inferred | 1.06 | 5.11 | 5.41 | 0.17 |
| | **Total** | **1.06** | **5.11** | **5.41** | **0.17** |
| CdS I (transitional) Rosalino underground | Measured | 0.01 | 2.94 | 0.03 | 0.00 |
| | Indicated | 0.06 | 3.02 | 0.18 | 0.01 |
| | Inferred | 0.04 | 2.26 | 0.10 | 0.00 |
| | **Total** | **0.11** | **2.73** | **0.31** | **0.01** |
| CdS I (transitional) underground | Measured | – | – | – | – |
| | Indicated | 0.00 | 5.00 | 0.01 | 0.00 |
| | Inferred | 0.01 | 1.95 | 0.02 | 0.00 |
| | **Total** | **0.01** | **2.30** | **0.03** | **0.00** |
| CdS stockpile (sulphide) | Measured | – | – | – | – |
| | Indicated | – | – | – | – |
| | Inferred | 0.12 | 1.35 | 0.16 | 0.01 |
| | **Total** | **0.12** | **1.35** | **0.16** | **0.01** |
| CdS I (sulphide) Rosalino open pit | Measured | 0.19 | 3.24 | 0.63 | 0.02 |
| | Indicated | 0.84 | 2.35 | 1.98 | 0.06 |
| | Inferred | 0.10 | 2.73 | 0.26 | 0.01 |
| | **Total** | **1.13** | **2.54** | **2.87** | **0.09** |
| CdS I (oxide) Rosalino open pit | Measured | 0.47 | 1.34 | 0.62 | 0.02 |
| | Indicated | 0.73 | 1.25 | 0.91 | 0.03 |
| | Inferred | 0.13 | 1.03 | 0.14 | 0.00 |
| | **Total** | **1.33** | **1.26** | **1.68** | **0.05** |
| CdS I (oxide) Secondary Targets open pit | Measured | 0.02 | 1.03 | 0.02 | 0.00 |
| | Indicated | 0.06 | 1.13 | 0.06 | 0.00 |
| | Inferred | 0.19 | 1.47 | 0.28 | 0.01 |
| | **Total** | **0.26** | **1.37** | **0.36** | **0.01** |
| CdS I (transitional) Rosalino open pit | Measured | 0.19 | 2.28 | 0.44 | 0.01 |
| | Indicated | 0.17 | 1.81 | 0.30 | 0.01 |
| | Inferred | 0.02 | 1.79 | 0.04 | 0.00 |
| | **Total** | **0.38** | **2.05** | **0.77** | **0.02** |
| CdS II (oxide) | Measured | 0.01 | 0.74 | 0.01 | 0.00 |
| | Indicated | 0.39 | 1.86 | 0.73 | 0.02 |
| | Inferred | 0.27 | 1.56 | 0.42 | 0.01 |
| | **Total** | **0.67** | **1.72** | **1.15** | **0.04** |
| CdS II (transitional) | Measured | – | – | – | – |
| | Indicated | 0.01 | 3.21 | 0.03 | 0.00 |
| | Inferred | 0.16 | 3.42 | 0.53 | 0.02 |
| | **Total** | **0.17** | **3.41** | **0.56** | **0.02** |
| CdS III (oxide) | Measured | – | – | – | – |
| | Indicated | 0.84 | 1.81 | 1.52 | 0.05 |
| | Inferred | 0.76 | 2.22 | 1.68 | 0.05 |
| | **Total** | **1.59** | **2.01** | **3.20** | **0.10** |
| CdS III (transitional) | Measured | – | – | – | – |
| | Indicated | – | – | – | – |
| | Inferred | 0.03 | 4.59 | 0.15 | 0.00 |
| | **Total** | **0.03** | **4.59** | **0.15** | **0.00** |

# AGA MINERAÇÃO – CÓRREGO DO SÍTIO CONTINUED

## Americas

### Inclusive Mineral Resource continued

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| CdS tailings | Measured | – | – | – | – |
| | Indicated | 0.05 | 1.32 | 0.06 | 0.00 |
| | Inferred | 0.00 | 1.07 | 0.00 | 0.00 |
| | **Total** | **0.05** | **1.31** | **0.07** | **0.00** |
| CdS stockpile (oxides) | Measured | – | – | – | – |
| | Indicated | – | – | – | – |
| | Inferred | 0.19 | 0.32 | 0.06 | 0.00 |
| | **Total** | **0.19** | **0.32** | **0.06** | **0.00** |
| CdS stockpile (transitional) | Measured | – | – | – | – |
| | Indicated | – | – | – | – |
| | Inferred | 0.11 | 1.02 | 0.11 | 0.00 |
| | **Total** | **0.11** | **1.02** | **0.11** | **0.00** |
| **AGA Mineração – Córrego do Sítio** | **Total** | **28.11** | **3.68** | **103.46** | **3.33** |

### Estimation

Gold grades are estimated by ordinary kriging while density and sulphur may also be kriged if there is enough data. The data set consists of DD samples, RC drilling samples and channel samples where all information is used for both geological modelling and estimation. The estimation parameters are defined for each target and are based on variography as the main driver for the definition of the maximum estimation distances. Domaining is determined differently for each orebody and it is mainly based on structural features, dyke positioning, grade distribution and oxidation features.

Classification is based on a combination of conditional simulation and sample spacing.

### Grade tonnage curves

**AGA Mineração – Córrego do Sítio**
Surface (metric)


Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

**AGA Mineração – Córrego do Sítio**
Underground (metric)


Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

### Exclusive Mineral Resource

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| AGA Mineração – Córrego do Sítio | Measured | 2.24 | 3.07 | 6.88 | 0.22 |
| | Indicated | 6.02 | 3.09 | 18.62 | 0.60 |
| | Inferred | 16.54 | 3.99 | 65.95 | 2.12 |
| | **Total** | **24.80** | **3.69** | **91.45** | **2.94** |

The exclusive Mineral Resource is made up of underground (92%) and open pit (8%). The main targets from underground are Rosalino underground (21%), São Bento underground (23%) and Sangue de Boi underground (10%).

# AGA MINERAÇÃO – CÓRREGO DO SÍTIO CONTINUED

## Americas

### Mineral Resource below infrastructure

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| AGA Mineração – Córrego do Sítio | Measured | 0.15 | 4.34 | 0.64 | 0.02 |
| | Indicated | 3.17 | 4.28 | 13.58 | 0.44 |
| | Inferred | 12.85 | 4.21 | 54.17 | 1.74 |
| | **Total** | **16.17** | **4.23** | **68.39** | **2.20** |

The Mineral Resource below infrastructure is the Mineral Resource that cannot be accessed from the primary access development, based on the expected position of the access at the end of 2021.

### Year-on-year changes in Mineral Resource

**AGA Mineração – Córrego do Sítio**

Total (Moz)


Ounces (millions)
4.0
3.8
3.6
3.4
3.2
3.0
2.8
3.59
(0.13)
0.25
(0.08)
0.00
(0.31)
(0.00)
(0.03)
0.04
0.00
3.33
2020
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/ disposal
2021

Year-on-year there was a Mineral Resource reduction of 7% after depletion. The decrease in Mineral Resource was due to cost increases during 2021, offset by exploration additions from Rosalino underground.

### Inclusive Mineral Resource sensitivity

**AGA Mineração – Córrego do Sítio**


Percentage change
15
10
5
0
-5
-10
1,300
1,500
1,700
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade

The CdS Mineral Resource tonnages are sensitive to changes in gold price. There is a 5% upside in ounces at a $1,700/oz Mineral Resource price and 3% downside in ounces at a $1,300/oz Mineral Resource price.

*"The CdS exploration drilling programme is focused on minimising Inferred Mineral Resource within the first three years of the LOM plan."*

# AGA MINERAÇÃO – CÓRREGO DO SÍTIO CONTINUED

## Americas

### Ore Reserve

#### Ore Reserve

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| CdS I (sulphide) Rosalino underground | Proved | 0.01 | 6.07 | 0.04 | 0.00 |
| | Probable | 0.32 | 4.37 | 1.41 | 0.05 |
| | **Total** | **0.33** | **4.40** | **1.45** | **0.05** |
| CdS I (sulphide) Secondary underground | Proved | 0.03 | 3.33 | 0.11 | 0.00 |
| | Probable | 0.09 | 3.33 | 0.30 | 0.01 |
| | **Total** | **0.12** | **3.33** | **0.41** | **0.01** |
| CdS I (sulphide) Cachorro Bravo underground | Proved | 0.02 | 3.60 | 0.06 | 0.00 |
| | Probable | 0.00 | 4.43 | 0.01 | 0.00 |
| | **Total** | **0.02** | **3.71** | **0.07** | **0.00** |
| CdS I (sulphide) Laranjeiras underground | Proved | 0.03 | 3.67 | 0.13 | 0.00 |
| | Probable | 0.18 | 3.12 | 0.55 | 0.02 |
| | **Total** | **0.21** | **3.21** | **0.68** | **0.02** |
| CdS I (sulphide) Carvoaria underground | Proved | 0.09 | 4.13 | 0.39 | 0.01 |
| | Probable | 0.63 | 4.30 | 2.71 | 0.09 |
| | **Total** | **0.72** | **4.27** | **3.10** | **0.10** |
| CdS II (sulphide) Sangue de Boi underground | Proved | 0.07 | 5.35 | 0.38 | 0.01 |
| | Probable | 0.28 | 5.27 | 1.49 | 0.05 |
| | **Total** | **0.35** | **5.29** | **1.87** | **0.06** |
| CdS II (sulphide) São Bento Mine underground | Proved | – | – | – | – |
| | Probable | 0.11 | 3.88 | 0.43 | 0.01 |
| | **Total** | **0.11** | **3.88** | **0.43** | **0.01** |
| CdS stockpile (sulphide) | Proved | 0.12 | 1.35 | 0.16 | 0.01 |
| | Probable | – | – | – | – |
| | **Total** | **0.12** | **1.35** | **0.16** | **0.01** |
| CdS I (sulphide) Rosalino open pit | Proved | 0.08 | 2.50 | 0.21 | 0.01 |
| | Probable | 0.31 | 1.79 | 0.55 | 0.02 |
| | **Total** | **0.39** | **1.94** | **0.76** | **0.02** |
| CdS I (oxide) Rosalino open pit | Proved | 0.25 | 1.21 | 0.30 | 0.01 |
| | Probable | 0.39 | 0.97 | 0.38 | 0.01 |
| | **Total** | **0.64** | **1.06** | **0.68** | **0.02** |
| CdS I (transitional) Rosalino open pit | Proved | 0.09 | 2.51 | 0.23 | 0.01 |
| | Probable | 0.06 | 1.62 | 0.10 | 0.00 |
| | **Total** | **0.15** | **2.16** | **0.32** | **0.01** |
| CdS II (oxide) | Proved | – | – | – | – |
| | Probable | 0.30 | 1.67 | 0.50 | 0.02 |
| | **Total** | **0.30** | **1.67** | **0.50** | **0.02** |
| CdS III (oxide) | Proved | – | – | – | – |
| | Probable | 0.69 | 1.66 | 1.14 | 0.04 |
| | **Total** | **0.69** | **1.66** | **1.14** | **0.04** |
| CdS stockpile (oxides) | Proved | 0.19 | 0.32 | 0.06 | 0.00 |
| | Probable | – | – | – | – |
| | **Total** | **0.19** | **0.32** | **0.06** | **0.00** |
| CdS stockpile (transitional) | Proved | 0.11 | 1.02 | 0.11 | 0.00 |
| | Probable | – | – | – | – |
| | **Total** | **0.11** | **1.02** | **0.11** | **0.00** |
| **AGA Mineração – Córrego do Sítio** | **Total** | **4.46** | **2.63** | **11.75** | **0.38** |

# AGA MINERAÇÃO – CÓRREGO DO SÍTIO CONTINUED

## Americas

### Estimation

The estimation process considers price and exchange rate inputs from the internal AngloGold Ashanti's guidelines as well as cost studies based on current and future scenarios. Underground estimation uses MSO and open pit uses a scheduling tool to perform optimisation, applying modifying factors that were validated by peer review.

### Ore Reserve modifying factors

| as at 31 December 2021 | Gold price BRL/oz | Cut-off grade g/t Au | Stoping width cm | Dilution % | RMF (% based on tonnes) | RMF (% based on g/t) | MRF (% based on tonnes) | MRF (% based on g/t) | MCF % | MetRF % |
|---|---|---|---|---|---|---|---|---|---|---|
| **Stockpiles** | | | | | | | | | | |
| CdS stockpile (oxides) | 6,182 | 0.43 | – | – | 100.0 | 100.0 | 100.0 | 100.0 | 100.0 | 70.2 |
| CdS stockpile (transitional) | 6,182 | 0.79 | – | – | 100.0 | 100.0 | 100.0 | 100.0 | 100.0 | 37.7 |
| CdS stockpile (sulphide) | 6,182 | 1.36 | – | – | 100.0 | 100.0 | 100.0 | 100.0 | 100.0 | 90.7 |
| **Open pit** | | | | | | | | | | |
| CdS I (sulphide) Rosalino | 6,182 | 1.36 | – | – | 100.0 | 100.0 | 100.0 | 100.0 | 100.0 | 90.7 |
| CdS I (oxide) Rosalino | 6,182 | 0.43 | – | – | 100.0 | 100.0 | 100.0 | 100.0 | 100.0 | 70.2 |
| CdS I (transitional) Rosalino | 6,182 | 0.79 | – | – | 100.0 | 100.0 | 100.0 | 100.0 | 100.0 | 37.7 |
| CdS II (oxide) | 6,182 | 0.49 | – | – | 100.0 | 100.0 | 100.0 | 100.0 | 100.0 | 68.7 |
| CdS III (oxide) | 6,182 | 0.46 | – | – | 100.0 | 100.0 | 100.0 | 100.0 | 100.0 | 80.0 |
| **Underground** | | | | | | | | | | |
| CdS I (sulphide) Rosalino | 6,182 | 3.29 | 286.3 | 24.1 | 100.0 | 100.0 | 90.0 | 100.0 | 90.9 | 90.7 |
| CdS I (sulphide) Secondary | 6,182 | 3.29 | 380.3 | 19.9 | 100.0 | 100.0 | 90.0 | 100.0 | 92.4 | 90.7 |
| CdS I (sulphide) Cachorro Bravo | 6,182 | 3.29 | 229.8 | 28.3 | 100.0 | 100.0 | 90.0 | 100.0 | 92.4 | 90.7 |
| CdS I (sulphide) Laranjeiras | 6,182 | 3.29 | 244.6 | 27.0 | 100.0 | 100.0 | 90.0 | 100.0 | 90.9 | 90.7 |
| CdS I (sulphide) Carvoaria | 6,182 | 3.29 | 240.9 | 27.3 | 100.0 | 100.0 | 90.0 | 100.0 | 90.9 | 90.7 |
| CdS II (sulphide) Sangue de Boi | 6,182 | 3.29 | 255.7 | 26.1 | 100.0 | 100.0 | 90.0 | 100.0 | 92.4 | 90.7 |
| CdS II (sulphide) São Bento Mine | 6,182 | 3.29 | 342.7 | 21.3 | 100.0 | 100.0 | 90.0 | 100.0 | 90.9 | 90.7 |

The main modifying factors were reviewed based on historical performance and projected scenarios. Stope dilution is calculated with an equation considering stope thickness (among other aspects) and varies from 19 to 25%, the MCF is based on an average for the past 12 months and it includes the introduction into planning of grades associated with planned dilution. MetRF was reviewed based on geometallurgy studies. For the open pit, a regularised model is used for Ore Reserve estimation, with sizes of 2.5 x 2.5 x 4m, compatible with mining equipment. It is therefore not necessary to consider additional dilution or mining recovery as these have already been included in the regularised block model.



View of the open pit at Córrego do Sítio

# AGA MINERAÇÃO – CÓRREGO DO SÍTIO CONTINUED
## Americas

### Inferred Mineral Resource in annual Ore Reserve design*

| as at 31 December 2021 | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|
| **Underground** | | | | |
| CdS I (sulphide) Rosalino | 0.90 | 4.06 | 3.36 | 0.12 |
| CdS I (sulphide) Secondary | 0.07 | 3.97 | 0.29 | 0.01 |
| CdS I (sulphide) Laranjeiras | 0.19 | 3.90 | 0.75 | 0.02 |
| CdS I (sulphide) Carvoaria | 0.37 | 3.28 | 1.22 | 0.04 |
| CdS II (sulphide) Sangue de Boi | 0.53 | 5.66 | 2.98 | 0.10 |
| CdS II (sulphide) São Bento Mine | 0.06 | 3.11 | 0.18 | 0.01 |
| **Open pit** | | | | |
| CdS I (sulphide) Rosalino | 0.01 | 1.68 | 0.01 | 0.00 |
| CdS I (oxide) Rosalino | 0.03 | 0.56 | 0.02 | 0.00 |
| CdS I (transitional) Rosalino | 0.01 | 1.41 | 0.01 | 0.00 |
| CdS II (oxide) | 0.11 | 1.13 | 0.13 | 0.00 |
| **Total** | **2.28** | **4.06** | **9.23** | **0.30** |

*** Inferred Mineral Resource including lower confidence material***

With appropriate caution, a portion of the Inferred Mineral Resource was included in the business plan optimisation process. This accounts for 44% of the Ore Reserve plan of four years. No Inferred Mineral Resource is considered in Ore Reserve reporting. An aggressive drilling strategy is being executed by CdS geology team aiming to increase confidence level in the business plan.

At CdS no Inferred Mineral Resource has been used in the Ore Reserve design or optimisation process. Insignificant amounts of Inferred Mineral Resource may however be present in the final Ore Reserve design shape due to extraction shape limitations but this is never quoted as an Ore Reserve, or used in the economic appraisal of the Ore Reserve. This is a change from 2020 where CdS reported the amount of Inferred Mineral Resource in the business plan rather than the Ore Reserve plan. This has caused a large change in the quoted Inferred Mineral Resource in the Ore Reserve plan for 2021.

### Ore Reserve below infrastructure

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| AGA Mineração – Córrego do Sítio | Proved | 0.04 | 5.43 | 0.23 | 0.01 |
| | Probable | 1.13 | 4.54 | 5.13 | 0.16 |
| | **Total** | **1.17** | **4.57** | **5.36** | **0.17** |

All the underground Ore Reserve below infrastructure needs primary development to be accessed.

### Year-on-year changes in Ore Reserve

**AGA Mineração – Córrego do Sítio**
Total (Moz)


Ounces (millions)
0.6
0.5
0.4
0.3
0.2
0.1
0.0
0.40
(0.09)
0.18
0.00
0.00
(0.12)
(0.02)
(0.01)
(0.00)
0.04
0.00
0.38
2020
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/disposal
2021

In 2021, there was an overall decrease in the Ore Reserve due to depletion as well as an increase in costs, offset by successful exploration drilling campaigns at CdS I on the Carvoaria and Rosalino orebodies.

# AGA MINERAÇÃO – CÓRREGO DO SÍTIO CONTINUED

## Americas

### Ore Reserve sensitivity

**AGA Mineração – Córrego do Sítio**


35
30
25
20
15
10
5
0
-5
-10
-15
-20
Percentage change
1,100
1,200
1,300
Ore Reserve price ($/oz)
Tonnes
Ounces
Grade

The Ore Reserve is very sensitive to gold price changes, especially at a higher price. There is an 18% upside in ounces at a higher Ore Reserve price and 8% downside in ounces at a lower Ore Reserve price. The open pit Ore Reserve is more sensitive to price changes, with changes resulting in a step change to the volume of the pit shell.

### Competent Persons

| Responsibility | Competent Person | Professional organisation | Membership number | Relevant experience | Qualification |
|---|---|---|---|---|---|
| Mineral Resource | Marcelo Martins de Souza Vieira | MAusIMM | 337 974 | 10 years | BSc (Geological Engineering), MSc (Mining Engineering), MBA |
| Ore Reserve | Sergio Navarrete Letelier | MAusIMM | 334 556 | 36 years | BSc (Mining Engineering) |



View of the Rosalino open pit at Córrego do Sítio

# AGA MINERAÇÃO – CUIABÁ

## Americas

### Introduction

**Property description**

Cuiabá is an underground operation, wholly owned by AngloGold Ashanti, within one of the most important metallogenetic provinces in Brazil known as the Iron Quadrangle. This region is an important producer of iron ore and gold in Brazil.

**Location**

The Cuiabá Mine is located near Sabará, southeast of the city of Belo Horizonte, the capital of Minas Gerais State, in the southeast of Brazil.

**History**

In 1740, artisanal miners carried out the first mining in the area. The Saint John Del Rey Mining Company Limited acquired the mine in 1834. Exploration and development resumed in 1977, culminating with the reopening of the mine in 1985. In 1996, the company became a wholly owned subsidiary of the Anglo American Group, and in 1999, ownership was transferred to the holding company AngloGold (now AngloGold Ashanti), where it remains.

**Legal aspects and tenure**

Cuiabá is covered by a single concession granted by the ANM, namely 000.323/1973, held by AGA Mineração, covering a total area of 3,662ha. The concession is currently active, in good legal and operational standing, and free of liabilities and/or major obligation. In February 2022, two additional mining concessions (830.937/1979 and 831.027/1980) were published, which cover an additional area of 816.2ha.

According to Brazilian mining law, the expiry of claims, licences, and other tenure rights coincide with the depletion of Ore Reserve, cessation of mining operations and legally required post-operational activities (such as mine closure), provided all annual reports have been approved by the ANM. A new Brazilian mining code is currently under discussion, however, it is not anticipated to change the company's rights, which are already established.

**Mining method**

Cuiabá Mine is an underground mine that currently operates using two main mining methods: sub-level longhole open stoping, and triple stoping. A variant of sub-level longhole stoping with a free face horizontal tunnel is also applied over low inclination high-grade areas. The cut and fill mining method was reintroduced to increase ore recovery. It is applied in the narrow veins below Level 14.1 (Balancão, Galinheiro and Canta Galo orebodies) where the dip is lower. In the Galinheiro footwall, the mining method remains sub-level stoping as the orebody shows a reasonable steep dip and thickness.

**Operational infrastructure**

The metallurgical plants are connected by an aerial ropeway (Cuiabá Gold plant and Queiroz plant) and power is provided by a set of small hydropower plants (Rio de Peixe). Cuiabá Mine has a shaft system (846m deep) for production and personnel transport, the current nominal airflow capacity is 1,035m³/s, of which 320m³/s are refrigerated. Tailings deposition is at one of four sites located at Cuiabá, Calcinado, Rapaunha and Cocuruto. The Rio de Peixe hydroelectric complex is a set of seven small hydropower plants that generate energy from three dams (Ingleses, Miguelo and Codorna), and are connected directly to the Queiroz plant.

**Mineral processing**

Cuiabá and Lamego Mines feed the Cuiabá Gold (flotation) and Queiroz (roaster, carbon circuit and refinery) plants, currently at 2.0Mtpa for a metallurgical recovery of 93.3% for the total combined feed. At the Cuiabá Gold plant, ore is crushed and ground followed by flotation and filtration in order to produce a concentrate, which is transported by an aerial ropeway to Queiroz for further treatment. Approximately 30% of gold is recovered through a gravity circuit at the Cuiabá plant. The concentrate transported by aerial hopeway is received at Queiroz plant which is located in Nova Lima and comprises a refractory ore circuit (from Cuiabá or Lamego) with facilities for pyrometallurgy and hydrometallurgy. The concentrate is roasted and the calcine proceeds to a CIP or Merrill Crowe circuit for further refining. The sulphide gas is captured for processing through the acid plant. Approximately 230ktpa of sulphuric acid is produced as a by-product.

**Risks**

No legal or environmental risks are identified. Management plans are in place to address the risks or uncertainties associated with the low level of estimated Ore Reserve, the reliance on Inferred Mineral Resource in the production plan, and rock engineering constraints at depth.

# AGA MINERAÇÃO – CUIABÁ CONTINUED

## Americas

**Map showing the location, infrastructure and mining licence area for AGA Mineração Cuiabá and Lamego Mines, with the total mining lease area insert in the top left corner. The coordinates of the mine, as represented by the Cuiabá plant, are depicted on the map and are in the UTM coordinate system.**



Insert: Total mining lease area
0
5
10km
Cuiabá Mine
to Sabará and Lamego
to Caeté
to Sabará and Cuiabá
Lamego Mine
Licences
Mining
Mining application
Exploration
Exploration application
Mine infrastructure
Plant
TSF
Waste dumps
Underground access
Aerial ropeway
Roads
Main
Secondary
Insert
Total mining lease area
Map zoomed in area
N
Cuiabá plant centroid co-ordinates
19°51'45"S, 43°44'00"W
0
0.4
0.8
1.2km

# AGA MINERAÇÃO – CUIABÁ CONTINUED

## Americas

### NW-SE Map of underground workings at Cuiabá Mine, elevation in metres AMSL



CUIABÁ – DESCOBERTO GOLD SITES
LONGITUDINAL SECTION
NW
SE
CUIABÁ MINE
DESCOBERTO TARGET
~2 KM
L05
L10
L15
L20
Legend
Underground mine development
Topography surface slice
Mineral Resource
Mined sites
Orebodies

## Geology

Cuiabá Mine is located in the Iron Quadrangle, which is a geotectonic unit at the southern edge of the São Francisco Craton, comprising Archaean and Proterozoic terrains, and bordered by Neoproterozoic mobile belts. From a regional viewpoint, Cuiabá Mine is located in the eastern extension of the Serra do Curral inverted homocline, located on the northeastern edge of the Iron Quadrangle.

The mine lithostratigraphy consists of an intermediate metamafic sequence of the greenstone belt type and is hosted in the Nova Lima Group which is part of the Rio das Velhas Supergroup. This sequence is characterised by metametabasaltic rocks at the base, overlain by Algoma Type BIF metasediments, carbonaceous schist, and graphitic schist. Above the metasediments is a sequence of metabasalts overlain by an alternating sequence of metapelites (X1) and metapsamitic rocks with minor volcanoclastic (XS). The gold mineralisation occurs in sulphide orebodies associated mainly with BIF layers, and subordinate to minor quartz veins hosted in schists.

### Deposit type

Cuiabá is a gold-only Archaean BIF-hosted gold deposit. The deposit consists of an intermediate metamafic sequence of the Archaean greenstone belt type. It is characterised by hydrothermal alteration of the rocks, with the mineralisation occurring mainly in BIF layers, subordinate quartz veins, or in schists. The host to the gold mineralisation in the volcano-sedimentary Nova Lima Group that occurs at the base of the Rio das Velhas Supergroup. The upper sequence of the Rio das Velhas Supergroup is the metasedimentary Maquine Group. The gold mineralisation at Cuiabá has features and characteristics that match the epigenetic orogenic gold deposit model typical of Archaean lode gold deposits.

### Mineralisation style

Cuiabá Mine has gold mineralisation associated with sulphides and quartz veins in BIF and volcanic sequences. Structural control and fluid flow are the most important factors for gold mineralisation with a common association between large-scale shear zones and their associated structures. Where BIF is mineralised, the ore appears strongly stratiform due to the selective sulphidation of the iron-rich layers. Steeply plunging shear zones tend to control the ore shoots, which commonly plunge parallel to intersections between the shears and other structures.

### Mineralisation characteristics

Apparent intersections of thrust faults with tight isoclinal folds in a ductile environment, tend to control the mineralisation structures. The host rocks are primarily BIF and secondarily mafic volcanic, mainly basalt. Mineralisation is believed to be due to the interaction of low salinity, carbon dioxide-rich gold-bearing fluids with the high-iron BIF, basalts and carbonaceous graphitic schists.

Sulphide mineralisation consists of pyrite and pyrrhotite with subordinate arsenopyrite and chalcopyrite. The latter tends to occur as a late-stage fracture fill and is not associated with gold mineralisation. Wallrock alteration is typically carbonate, potassic and silicic, showing clear zonation in the underground environment. The ore is mainly concentrated in the silicic and sulphidation zones, inside the BIF or in potassic (and sericitic) zones near the basalts. The main orebodies at Cuiabá are as follows:

- **Normal limb:** Fonte Grande Sul and Serrotinho
- **Overturned limb:** Balancão, Galinheiro and Canta Galo

Secondary orebodies occur in hydrothermally altered schists in the footwall of Galinheiro (Galinheiro footwall (GFW) orebody), hydrothermally altered schists/quartz veins near the footwall of Fonte Grande Sul and Serrotinho (Quartz vein orebody), and in close proximity to the hangingwall of Serrotinho (Viana orebody).

# AGA MINERAÇÃO – CUIABÁ CONTINUED

## Americas

**NNW-SSE View of the underground infrastructure and interpolated orebodies at Cuiabá, elevation in metres AMSL**


NNW
SSE
+750.0
+0.0
-750.0
L05
L10
L15
L21
MAIN OREBODIES
VQZ TARGET
GFW TARGET
NARROW VEINS
VIANA TARGET
Legend
Boreholes (Diamond drilling)
Underground mine development
Topographic surface slice
Orebodies
Sulphides hosted in banded iron formations (main orebodies and narrow veins)
Quartz veins hosted in metamafic rocks (secondary orebodies)
Plunge 00
Azimuth 025
0.0
250.0
500.0
750.0

## Exploration

Cuiabá Mine exploration programmes are related to underground channel sampling, underground geological mapping and DD. Channel sampling, underground mapping and Mineral Resource conversion drilling is allocated to the short-term geology team, while Mineral Resource addition and Mineral Resource conversion drilling are related to the underground exploration team.

Surface exploration programmes are represented by activities from target generation to the Mineral Resource delineation stage and include the following: soil sampling geochemistry campaigns; terrestrial and aerial geophysics; chip and channel sampling inside old/historical galleries; geological mapping; and reinterpretation of historical holes. Once surface gold anomalies are detected, DD campaigns are planned in order to test and delineate the source of these gold anomalies at depth.

The exploration strategy for developing a deeper mine requires that Mineral Resource confidence be significantly improved and that new opportunities are created to add flexibility. The strategy is divided in three pillars: confidence level, flexibility and organic growth. The focus of the confidence level programmes are to add and convert Mineral Resource in the main orebodies in the deep part of the mine to maintain the operation. The flexibility plan aims to develop secondary orebodies to compliment the Mineral Resource pipeline and search for remaining ounces from old mine sites in the upper levels of the mine. The organic growth project aims to add new orebodies to feed the exploration portfolio and develop advanced regional exploration targets in a 20km radius around the plant.

## Projects

During 2021, these exploration strategies were achieved successfully. Some 65% of the underground drilling was used to improve the Mineral Resource confidence of the main orebodies at the bottom levels of the mine, i.e. Levels 21 and 22, and 35% to drill secondary orebodies in the upper levels, above Level 13, creating flexibility in the production plan; and improving the Mineral Resource pipeline of new Quartz vein satellite and Viana orebodies. The exploration programme had achieved a surface record of 18km of drilling, dedicated to developing the Descoberto and Arco da Velha orebodies near mine targets, demonstrating the tendency to look for new Mineral Resource at shallow levels.

The exploration strategy in 2022 remains the same as for 2021, but with more emphasis on improving confidence levels and increasing Ore Reserve in the short-term. The main orebodies below Level 22 are the key target. The flexibility strategy is looking to develop Mineral Resource in Quartz vein satellite orebodies, Mineral Resource conversion in the Descoberto near mine target and probing the Tinguá prospect.

# AGA MINERAÇÃO – CUIABÁ CONTINUED
## Americas

### Mineral Resource

**Details of average drill hole spacing and type in relation to Mineral Resource classification**

| | | Type of drilling | | | | |
|---|---|---|---|---|---|---|
| Category | Spacing m (-x-) | Diamond | RC | Blast hole | Channel | Other |
| Measured | 10 x 15, 15 x 15 | ✔ | – | – | ✔ | ✔ |
| Indicated | 20 x 30, 30 x 45, 40 x 60 | ✔ | – | – | – | ✔ |
| Inferred | 40 x 60, 80 x 120, 100 x 100 | ✔ | – | – | – | ✔ |
| Grade/ore control | 5 x 5 | ✔ | – | – | ✔ | – |

Sample spacing was defined based on a grid optimisation study that aimed to assess the ideal drill grid spacing with the appropriate level of uncertainty for Measured, Indicated and Inferred Mineral Resource. DD is executed for Mineral Resource addition and conversion from Inferred to Indicated, and to Measured Mineral Resource. Grade control drilling is carried out by means of channel sampling in the production areas as well as DD.



Geologists undertaking a pre-start inspection of the drill rig at Cuiabá

# AGA MINERAÇÃO – CUIABÁ CONTINUED
## Americas

### Inclusive Mineral Resource

| | | Tonnes | Grade | Contained gold | |
|---|---|---|---|---|---|
| as at 31 December 2021 | Category | million | g/t | tonnes | Moz |
| Narrow veins – Balancão | Measured | 1.34 | 7.06 | 9.44 | 0.30 |
| | Indicated | 2.28 | 7.68 | 17.53 | 0.56 |
| | Inferred | 0.22 | 6.68 | 1.44 | 0.05 |
| | **Total** | **3.83** | **7.41** | **28.41** | **0.91** |
| Narrow veins – Galinheiro | Measured | 1.17 | 6.23 | 7.30 | 0.23 |
| | Indicated | 1.64 | 5.25 | 8.63 | 0.28 |
| | Inferred | 0.89 | 5.45 | 4.87 | 0.16 |
| | **Total** | **3.71** | **5.61** | **20.81** | **0.67** |
| Narrow veins – Canta Galo | Measured | 0.48 | 6.23 | 2.98 | 0.10 |
| | Indicated | 0.15 | 5.49 | 0.81 | 0.03 |
| | Inferred | 0.29 | 8.00 | 2.31 | 0.07 |
| | **Total** | **0.91** | **6.67** | **6.10** | **0.20** |
| Main deposits – Fonte Grande Sul | Measured | 2.18 | 6.92 | 15.07 | 0.48 |
| | Indicated | 0.98 | 5.75 | 5.62 | 0.18 |
| | Inferred | 5.41 | 7.14 | 38.65 | 1.24 |
| | **Total** | **8.57** | **6.93** | **59.34** | **1.91** |
| Main deposits – Serrotinho | Measured | 1.82 | 9.07 | 16.52 | 0.53 |
| | Indicated | 2.35 | 6.47 | 15.23 | 0.49 |
| | Inferred | 0.12 | 5.26 | 0.65 | 0.02 |
| | **Total** | **4.30** | **7.54** | **32.40** | **1.04** |
| Descoberto | Measured | – | – | – | – |
| | Indicated | 0.17 | 4.05 | 0.71 | 0.02 |
| | Inferred | 0.44 | 3.50 | 1.55 | 0.05 |
| | **Total** | **0.62** | **3.66** | **2.26** | **0.07** |
| Cuiabá–Lamego tailings | Measured | – | – | – | – |
| | Indicated | – | – | – | – |
| | Inferred | 2.76 | 0.97 | 2.68 | 0.09 |
| | **Total** | **2.76** | **0.97** | **2.68** | **0.09** |
| Secondary areas – Galinheiro footwall | Measured | – | – | – | – |
| | Indicated | 0.82 | 4.86 | 4.00 | 0.13 |
| | Inferred | 0.99 | 4.46 | 4.43 | 0.14 |
| | **Total** | **1.82** | **4.64** | **8.43** | **0.27** |
| Secondary areas – Quartz vein | Measured | 0.04 | 3.87 | 0.16 | 0.01 |
| | Indicated | 0.58 | 3.67 | 2.13 | 0.07 |
| | Inferred | 1.50 | 4.12 | 6.17 | 0.20 |
| | **Total** | **2.12** | **3.99** | **8.47** | **0.27** |
| Secondary areas – Viana | Measured | – | – | – | – |
| | Indicated | 0.20 | 4.62 | 0.93 | 0.03 |
| | Inferred | 0.24 | 3.66 | 0.88 | 0.03 |
| | **Total** | **0.44** | **4.10** | **1.80** | **0.06** |
| **AGA Mineração – Cuiabá** | **Total** | **29.08** | **5.87** | **170.68** | **5.49** |

To appropriately demonstrate reasonable prospects of eventual economic extraction underground the Mineral Resource was constrained by MSO shapes and the open pit Mineral Resource was constrained in an economically optimised pit shell.

# AGA MINERAÇÃO – CUIABÁ CONTINUED

## Americas

### Inclusive Mineral Resource by-product: sulphur

| as at 31 December 2021 | Category | Tonnes million | Grade %S | Contained sulphur tonnes million | Contained sulphur pounds million |
|---|---|---|---|---|---|
| AGA Mineração – Cuiabá | Measured | 7.03 | 6.3 | 0.44 | 974 |
| | Indicated | 9.18 | 4.9 | 0.45 | 989 |
| | Inferred | 12.87 | 3.0 | 0.38 | 837 |
| | **Total** | **29.08** | **4.4** | **1.27** | **2,800** |

### Estimation

The Cuiabá dataset consists of both channel and drill hole samples. 3D modelling and estimation is performed within two main estimation domains, namely the thick mineralisation, comprised of Fonte Grande Sul and Serrotinho, and the narrow-vein domain comprising Balancão, Galinheiro and Canta Galo. A third domain, related to the mineralisation hosted predominantly in zones of intense hydrothermal alteration in schists, is also considered and includes the Quartz vein satellite, GFW, Viana and Descoberto orebodies. All channel and drill hole samples are used to generate 3D geological models and to assign lithological proportions into the grade estimates. Conditional simulation is used to estimate the uncertainty in the block models and to classify the Mineral Resource into Measured, Indicated and Inferred Mineral Resource, following the standard internal AngloGold Ashanti methodology.

### Grade tonnage curve

**AGA Mineração – Cuiabá**
Underground (metric)



Tonnes above cut-off (millions)
28
25
22
19
16
13
10
7
4
0
3
6
9
Cut-off grade (g/t)
12
11
10
9
8
7
6
Average grade above cut-off (g/t)
Tonnes above cut-off
Average grade above cut-off

### Exclusive Mineral Resource

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| AGA Mineração – Cuiabá | Measured | 4.70 | 7.74 | 36.40 | 1.17 |
| | Indicated | 3.47 | 5.43 | 18.83 | 0.61 |
| | Inferred | 12.87 | 4.94 | 63.63 | 2.05 |
| | **Total** | **21.04** | **5.65** | **118.86** | **3.82** |

The exclusive Mineral Resource consists primarily of Inferred Mineral Resource that is not reported as part of the Ore Reserve. Sill pillars that are included in the Mineral Resource and not considered in the Ore Reserve represent 44% of the total Measured and Indicated exclusive Mineral Resource. The remaining Measured and Indicated Mineral Resource represents areas of the Mineral Resource that was not economically feasible to add to the Ore Reserve.

### Mineral Resource below infrastructure

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| AGA Mineração – Cuiabá | Measured | 0.11 | 9.29 | 0.98 | 0.03 |
| | Indicated | 5.55 | 6.77 | 37.54 | 1.21 |
| | Inferred | 7.43 | 6.57 | 48.87 | 1.57 |
| | **Total** | **13.09** | **6.68** | **87.39** | **2.81** |

The below infrastructure Mineral Resource consists primarily of Inferred Mineral Resource that is in the process of being upgraded by means of Mineral Resource conversion drilling.

# AGA MINERAÇÃO – CUIABÁ CONTINUED
## Americas

### Year-on-year changes in Mineral Resource

**AGA Mineração – Cuiabá**
Total (Moz)


Ounces (millions)
6.5
6.0
5.5
5.0
4.5
4.0
5.31
(0.18)
0.16
0.74
0.00
(0.35)
0.00
0.00
(0.21)
0.00
5.49
2020
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/disposal
2021

The Mineral Resource year-on-year increase is mainly due to changes in exploration additions in the Quartz vein satellite orebody and Descoberto and changes in methodology, including changes in grade control. This was offset by depletion, an increase of cut-off grade in both sub-level stope and cut and fill areas, as well as the removal of underbreak from the MSO stopes.

### Inclusive Mineral Resource sensitivity

**AGA Mineração – Cuiabá**


Percentage change
8
4
0
-4
-8
-12
1,300
1,500
1,700
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade

Cuiabá is sensitive to a drop in the Mineral Resource gold price. There is a downside of 4% in ounces at a lower Mineral Resource price and a minimal upside of 2% in ounces at a higher Mineral Resource price.



View over the Cuiabá processing plant

# AGA MINERAÇÃO – CUIABÁ CONTINUED

## Americas

### Ore Reserve

#### Ore Reserve

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| Narrow veins – Balancão | Proved | 0.70 | 4.30 | 3.03 | 0.10 |
| | Probable | 2.20 | 4.82 | 10.60 | 0.34 |
| | **Total** | **2.90** | **4.69** | **13.63** | **0.44** |
| Narrow veins – Galinheiro | Proved | 0.41 | 4.25 | 1.76 | 0.06 |
| | Probable | 0.84 | 3.96 | 3.35 | 0.11 |
| | **Total** | **1.26** | **4.06** | **5.11** | **0.16** |
| Narrow veins – Canta Galo | Proved | 0.15 | 3.91 | 0.57 | 0.02 |
| | Probable | 0.12 | 3.83 | 0.48 | 0.02 |
| | **Total** | **0.27** | **3.87** | **1.05** | **0.03** |
| Main deposits – Fonte Grande Sul | Proved | 0.30 | 5.34 | 1.59 | 0.05 |
| | Probable | 0.53 | 5.15 | 2.73 | 0.09 |
| | **Total** | **0.83** | **5.22** | **4.32** | **0.14** |
| Main deposits – Serrotinho | Proved | 0.52 | 5.27 | 2.72 | 0.09 |
| | Probable | 1.50 | 5.24 | 7.87 | 0.25 |
| | **Total** | **2.02** | **5.25** | **10.59** | **0.34** |
| Secondary areas – Galinheiro footwall | Proved | – | – | – | – |
| | Probable | 0.37 | 4.10 | 1.50 | 0.05 |
| | **Total** | **0.37** | **4.10** | **1.50** | **0.05** |
| Secondary areas – Quartz vein | Proved | 0.00 | 2.14 | 0.01 | 0.00 |
| | Probable | 0.18 | 2.76 | 0.50 | 0.02 |
| | **Total** | **0.18** | **2.75** | **0.50** | **0.02** |
| Secondary areas – Viana | Proved | – | – | – | – |
| | Probable | 0.06 | 4.69 | 0.27 | 0.01 |
| | **Total** | **0.06** | **4.69** | **0.27** | **0.01** |
| **AGA Mineração – Cuiabá** | **Total** | **7.89** | **4.69** | **36.97** | **1.19** |

No stockpile is considered in the Ore Reserve statement. Some remnant ounce areas and partial sill pillar recovery are accounted for in the Ore Reserve statement, all supported by geotechnical assessment and sequenced to the final year of operation.

#### Ore Reserve by-product: sulphur

| as at 31 December 2021 | Category | Tonnes million | Grade %S | Contained sulphur tonnes million | Contained sulphur pounds million |
|---|---|---|---|---|---|
| AGA Mineração – Cuiabá | Proved | 2.08 | 5.4 | 0.11 | 247 |
| | Probable | 5.80 | 4.9 | 0.28 | 623 |
| | **Total** | **7.89** | **5.0** | **0.39** | **870** |

#### Estimation

Ore Reserve gold price, projected operational performance and costs as well as metallurgical recoveries are taken into consideration in the Ore Reserve. Mining parameters such as the mining method, minimum mining width, MCF, dilution and recovery are all applied in the process.

At Cuiabá no Inferred Mineral Resource has been used in the Ore Reserve design or optimisation process. This is a change from 2020 where Cuiabá reported the amount of Inferred Mineral Resource in the business plan rather than the Ore Reserve plan. This has caused a large change in the quoted Inferred Mineral Resource in the Ore Reserve plan for 2021.

*"The exploration strategy for developing a deeper mine requires that Mineral Resource confidence be significantly improved and that new opportunities are created to add flexibility."*

# AGA MINERAÇÃO – CUIABÁ CONTINUED

## Americas

### Ore Reserve modifying factors

| as at 31 December 2021 | Gold price BRL/oz | Cut-off grade g/t Au | Stoping width cm | Dilution % | MRF (% based on tonnes) | MCF % | MetRF % |
|---|---|---|---|---|---|---|---|
| Narrow veins – Balancão | 6,182 | 4.73 | 400.0 | 32.9 | 84.8 | 95.3 | 93.5 |
| Narrow veins – Galinheiro | 6,182 | 4.73 | 400.0 | 31.1 | 86.8 | 95.3 | 93.5 |
| Narrow veins – Canta Galo | 6,182 | 4.73 | 400.0 | 32.6 | 83.5 | 95.3 | 93.5 |
| Main deposits – Fonte Grande Sul | 6,182 | 4.73 | 400.0 | 24.1 | 84.1 | 95.3 | 93.5 |
| Main deposits – Serrotinho | 6,182 | 4.73 | 400.0 | 24.4 | 85.4 | 95.3 | 93.5 |
| Secondary areas – Galinheiro footwall | 6,182 | 4.73 | 400.0 | 26.4 | 92.1 | 95.3 | 93.5 |
| Secondary areas – Quartz vein | 6,182 | 4.73 | 400.0 | 34.0 | 83.5 | 95.3 | 93.5 |
| Secondary areas – Viana | 6,182 | 4.73 | 400.0 | 34.0 | 83.5 | 95.3 | 93.5 |

Cuiabá Mine is fully designed and sequenced using mine planning software. All modifying factors are currently being applied to define the viability of the potential Ore Reserve. Such factors include planned and unplanned dilution, ore recovery, MCF, geotechnical and hydrogeological recommendations concerning sill pillars, rib pillars and stope dimensions, the ore transport system, plant capacity, production capacities, production schedule, mining efficiency, closure plans and personnel requirements. Also, the full infrastructure is designed and accounted for. The Ore Reserve is related to an economic production plan that accounts for all these requirements.

Mining recovery is defined at 83.5% for regular stopes and 92.1% for cut and fill areas. Dilution is considered to be 34% for narrow veins sub-level, around 24% for main orebody sub-level and approximately 26% for cut and fill areas as per geotechnical recommendations. MCF is defined at 95.3% based on a five-year average from the historical database. The Ore Reserve estimate is highly sensitive to recovery and MCF.

### Ore Reserve below infrastructure

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| AGA Mineração – Cuiabá | Proved | 0.06 | 3.03 | 0.19 | 0.01 |
| | Probable | 4.23 | 4.96 | 20.96 | 0.67 |
| | **Total** | **4.29** | **4.93** | **21.16** | **0.68** |

All the underground Ore Reserve below infrastructure needs primary development to be accessed. The Ore Reserve below infrastructure is that Ore Reserve below a depth relative to AMSL of 41m for Balancão, 95m for Galinheiro, 41m for Canta Galo, 254m for Serrotinho, 339m for Fonte Grande Sul, 95m for GFW and 206m for the Quartz veins.

### Year-on-year changes in Ore Reserve

**AGA Mineração – Cuiabá**

Total (Moz)


Ounces (millions)
1.4
1.3
1.2
1.1
1.0
0.9
0.8
0.7
1.22
(0.18)
0.11
0.01
0.00
(0.02)
0.00
0.00
0.07
(0.00)
0.00
1.19
2020
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/disposal
2021

The Ore Reserve year-on-year decrease is mainly due to depletion and cost increases which resulted in changes in design, offset partially by exploration additions as well as changes in methodology and operational factors with remnant areas being added.

# AGA MINERAÇÃO – CUIABÁ CONTINUED

## Americas

### Ore Reserve sensitivity

**AGA Mineração – Cuiabá**


20
15
10
5
0
-5
-10
-15
-20
-25
Percentage change
1,100
1,200
1,300
Ore Reserve price ($/oz)
Tonnes
Ounces
Grade

The Ore Reserve is highly sensitive to changes in the Ore Reserve gold price. With a price decline to $1,100/oz, total tonnes drop by 21% and total ounces by 15%. An increase in the Ore Reserve price to $1,300/oz increases the total tonnes by 17% and the total ounces by 11%.

### Competent Persons

| Responsibility | Competent Person | Professional organisation | Membership number | Relevant experience | Qualification |
|---|---|---|---|---|---|
| Mineral Resource | Henrique Vigario | MAusIMM | 329 310 | 15 years | BSc (Geology), Postgraduate Certificate (Geostatistics) |
| Ore Reserve | Felipe Lima | MAusIMM | 336 176 | 16 years | BSc (Mining Engineering) |



Roof support at the Cuiabá declines

# AGA MINERAÇÃO – LAMEGO

## Americas

### Introduction

**Property description**

The Lamego Mine is an underground operation, wholly owned by AngloGold Ashanti, within one of the most important metallogenetic provinces in Brazil known as the Iron Quadrangle. This region is an important producer of iron ore and gold in Brazil.

**Location**

Lamego is located to the east of Belo Horizonte, the capital of Minas Gerais State, in the southeast of Brazil.

**History**

Exploration began in the area in 1985 with a drilling campaign along a 5.7km strike length of iron formation and the opening of 2.5km of development on the Arco da Velha, Queimada, and Cabeça de Pedra orebodies. After the successful completion of a FS, project approval was given, and implementation began in 2010 with the first gold poured soon afterward.

**Legal aspects and tenure**

The Lamego mining operation is covered by three geographically contiguous ANM concessions granted to AGA Mineração:

- The ANM Mining Concession 830.720/1981, covering an area of 577.14ha
- The ANM Mining Concession 831.554/1983, covering an area of 462.09ha
- The ANM Mining Concession 832.238/2003, covering an area of 583.45ha

All concessions are grouped in a single Mining Concession 932.710/2017 and are currently active, in good legal and operational standing, and free of liabilities and/or major obligations. According to Brazilian mining law, the expiry of claims, licences, and other tenure rights coincide with the depletion of Ore Reserve, cessation of mining operations and legally required post-operational activities (such as mine closure), provided all annual reports have been approved by the ANM.

A new Brazilian mining code is currently under discussion, however, it is not anticipated to change the company's rights, which are already established.

**Mining method**

Lamego started operating as a cut and fill mine and migrated to long hole stoping as geology and mining knowledge increased over time. These changes had a positive impact on productivity and costs, keeping the asset competitive and efficient. The changes started in 2014 and are now complete, with all ore extracted from sub-level stopes. The ore extracted is transported to surface by diesel trucks and undergoes primary crushing at site. Crushed material is then transported by road trucks to the Cuiabá plant facilities to be treated. Waste mined is disposed at waste dumps and is also used to backfill stopes.

**Operational infrastructure**

Lamego operates as a satellite mine to Cuiabá Mine. Ore is transported to surface via ramps where it is crushed, stockpiled and transported daily to Cuiabá Plant, where it is blended with Cuiabá ore on the ROM pad.

The two plants (Cuiabá Gold plant and Queiroz plant) are connected by an aerial ropeway. Power for the mine is both self-generated (Rio de Peixe hydroelectric complex) and supplied by Cemig, a state-owned company. The Rio de Peixe hydroelectric complex, which is a set of seven small hydropower plants that generate energy from three dams (Ingleses, Miguelo and Codorna), and connects directly to the Queiroz plant.

Lamego has a natural water supply system and a plant for water and sewage treatment.

# AGA MINERAÇÃO – LAMEGO CONTINUED

## Americas

### Introduction continued

**Mineral processing**

Cuiabá and Lamego feed the Cuiabá Gold (flotation) and Queiroz (roaster, carbon circuit and refinery) plants, currently at 2.0Mtpa for a metallurgical recovery of 93.3% for the combined feed. At Cuiabá Gold plant, crushing and milling of the ore is followed by flotation and filtration in order to produce a concentrate, which is transported by aerial ropeway to Queiroz for further treatment.

Approximately 30% of gold is recovered through a gravity circuit at the Cuiabá plant. The Queiroz plant is located in Nova Lima and comprises a circuit for refractory ore (from Cuiabá or Lamego) with facilities for pyrometallurgy and hydrometallurgy. The concentrate is roasted and the calcine proceeds to a CIP or Merrill Crowe circuits for further refining. The sulphide gas is captured for processing through the acid plant. Approximately 180ktpa of sulphuric acid is produced as a by-product.

**Risks**

There are no material risks. As a low-grade operation, the accurate prediction of grade and the management of its variability is critical to ensure a successful operation. To minimise this risk or uncertainty, mine drilling campaigns, including channel sampling, are considered as mandatory before mining and incorporated at mine production scheduling.

Management plans are in place to address the risks associated with the low level of Ore Reserve, the reliance on Inferred Mineral Resource in the production plan, and rock engineering constraints at depth.



Aerial view of the infrastructure at Lamego

# AGA MINERAÇÃO – LAMEGO CONTINUED

## Americas

**Map showing AGA Mineração – Cuiabá and Lamego Mines project infrastructure and licences, with the total mining lease area insert shown in the top left corner. The coordinates of the mine, as represented by the Cuiabá plant, are depicted on the map and are in the UTM coordinate system.**



Insert: Total mining lease area
0 5 10km
Cuiabá Mine
Lamego Mine
to Sabará
to Caeté
Queiroz Plant
Mina Grande Mine
(non-operational)
Raposos Mine
(non-operational)
Nova Lima Sul
Morro da Glória Mine
(non-operational)
Rio de Peise hydropower
0 2.5 5 7.5km
Cuiabá plant centroid co-ordinates
19°51'45"S, 43°44'00"W
N
Licences
Mining
Mining application
Exploration
Exploration application
Mine infrastructure
Plant
TSF
Waste dumps
Underground access
Aerial ropeway
Hydropower
Roads
Main
Secondary
Insert legend
Total mining lease area
Map zoomed in area

# AGA MINERAÇÃO – LAMEGO CONTINUED

## Americas

**SW-NE View of the underground infrastructure and interpolated orebodies at Lamego, elevation in metres AMSL**


SW
NE
-95000
-94000
-93000
ARCO DA VELHA OPEN PIT
+1000m
+500m
LD2
CARRUAGEM
ARCO DA VELHA NE
CABEÇA DE PEDRA
ARCO DA VELHA
QUEIMADA
LD8
Legend
Underground mine development
Topographic surface slice
Banded iron formations-hosted sulphides and metacherts/quartz veins with visible gold
Optimised max pit
Banded iron formations-hosted oxidised and metacherts
Plunge +17
Azimuth 329
0
250
500
750
1000

## Geology

Lamego Mine is located in the Iron Quadrangle, which is a geotectonic unit at the southern edge of the São Francisco Craton, comprising Archaean and Proterozoic terrains, and bordered by Neoproterozoic mobile belts. From a regional viewpoint, Lamego Mine is located in the eastern extension of the Serra do Curral inverted homocline, located on the northern edge of the Iron Quadrangle.

The mine lithostratigraphy consists of an intermediate metamafic sequence of the greenstone belt type and is hosted in the Nova Lima Group, which is part of the Rio das Velhas Supergroup. This sequence is characterised by lower metametabasaltic rocks at the base, overlain by Algoma-type BIF metasediments, a quartz layer (known locally as metachert), carbonaceous schist, graphite schist and a further sequence of sediments consisting of alternating metapelites and metapsamitic rocks with a volcanoclastic contribution. The upper sequence of the Rio das Velhas Supergroup is the metasedimentary Maquine Group.

### Deposit type

The gold mineralisation at Lamego has features and characteristics that match the epigenetic orogenic gold deposit model presented for Archaean gold-lode deposits.

### Mineralisation style

The gold mineralisation at Lamego is characterised by orebodies associated with two horizons of chemical sedimentary rocks: BIF and metachert, with shear zones containing abundant quartz veinlets. The proportions of these lithotypes vary substantially from one deposit to another. In the BIF, sulphide mineralisation is associated with gold, while in the metachert it is associated with quartz veins. The gold occurs either as native gold or in sulphides. Lamego has a similar rock assemblage to Cuiabá, but with higher structural complexity. The mineralised BIF is more structurally deformed and contains more silica when compared to Cuiabá, which reacted less with the hydrothermal fluid.

### Mineralisation characteristics

The mineralisation is characterised by sulphidation in the form of disseminated sulphide bands or as fracture fill and, more rarely, as massive sulphide hosted in BIF/metachert although sulphide band are rare in the latter. The metachert (or quartz vein) is concentrated in the hinges of the Lamego structure and has free gold as the main mineralisation with a lesser amount associated with sulphides. The plunge of the mineralised zones coincides with both fold axes of the first two structural events and the stretching fabric.

## Exploration

Exploration at Lamego ranges from unlocking new potential to developing that already known. The main activities planned are drilling programmes aimed at addition and conversion of Mineral Resource and are focused on the main orebodies, which are: Carruagem, Carruagem SW, Queimada and Arco da Velha.

Several projects have been undertaken over the years which lead to the discovery of near-mine targets and the upgrade of already known orebodies, such as Cabeça de Pedra.

Advanced structural studies have shown a strong shear-related contribution at Lamego and new studies seek to understand the behaviour of the hydrothermal fluid in association with the reactivity of Lamego's BIF layers, targeting zones of intensive replacement of iron-rich bedding by sulphides and, consequently, increased mineralisation.

Surface exploration programmes are undertaken activities from target generation to Mineral Resource delineation stages,

# AGA MINERAÇÃO – LAMEGO CONTINUED
## Americas

including soil sampling geochemistry campaigns, terrestrial and aerial geophysics, chip and channel samples inside old surface workings, geological mapping, and reinterpretation of historical drill holes. Once coherent surface gold anomalies are detected, drilling programmes are planned in order test the source for these gold anomalies at depth.

### Projects

Exploration at Lamego has the same integrated strategy as Cuiabá which is based on three main pillars: flexibility, confidence level, and organic growth. The main focus to improve confidence level is the addition of Ore Reserve in the main orebodies of Carruagem, Queimada and Arco da Velha. The flexibility plan is targeted on Carruagem SW extension which is responsible for high Mineral Resource addition in the shallow part of the mine. Another opportunity close to the mine site is the Arco da Velha open pit, the oxidised region of the Arco da Velha orebody, with the potential to increase mine production from open-pit operations in the near future. The organic plan focused on the regional targets inside the exploration-defined area, primarily the Lamego-Sul Target. Exploration during the year involved detailed geological mapping and scout drilling to check soil anomalies in this area.

**W-E Geological cross-section of the Arco da Velha open pit and orebody, elevation in metres AMSL**


W
E
+1100
Arco da Velha Open Pit
Optimized max pit
Weathering Surface
L01
+1000
Arco da Velha
L02
L03
Legend
Metandesite
Metapelite
Metadiabase
Carbonaceous shist
Banded Iron Formation
Metachert
Ore (grade shell)
0,00
25,00
50,00
75,00

## Mineral Resource

**Details of average drill hole spacing and type in relation to Mineral Resource classification**

| | | Type of drilling | | | | |
|---|---|---|---|---|---|---|
| Category | Spacing m (-x-) | Diamond | RC | Blast hole | Channel | Other |
| Measured | 10 x 15, 10 x 20, 20 x 10 | ✔ | – | – | ✔ | – |
| Indicated | 30 x 40, 40 x 60, 60 x 40 | ✔ | – | – | – | – |
| Inferred | 60 x 80, 80 x 120, 120 x 60 | ✔ | – | – | – | – |
| Grade/ore control | 3 x 3 | – | – | – | ✔ | – |

Sample spacing was defined based on a grid optimisation study that aimed to assess the ideal drill grid spacing with the appropriate level of uncertainty for Measured, Indicated, and Inferred Mineral Resource. DD is executed for Mineral Resource addition and conversion from Inferred to Indicated, and to Measured Mineral Resource. Grade control sampling is carried out by means of channel sampling in the production areas as well as by DD.

# AGA MINERAÇÃO – LAMEGO CONTINUED
## Americas

### Inclusive Mineral Resource

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| Main deposits – Arco da Velha | Measured | 0.41 | 2.38 | 0.97 | 0.03 |
| | Indicated | 0.25 | 2.24 | 0.55 | 0.02 |
| | Inferred | 0.45 | 2.01 | 0.91 | 0.03 |
| | **Total** | **1.11** | **2.20** | **2.43** | **0.08** |
| Main deposits – Cabeça de Pedra | Measured | 0.30 | 3.19 | 0.96 | 0.03 |
| | Indicated | 0.66 | 2.76 | 1.83 | 0.06 |
| | Inferred | 1.11 | 2.79 | 3.10 | 0.10 |
| | **Total** | **2.07** | **2.84** | **5.90** | **0.19** |
| Main deposits – Carruagem | Measured | 2.00 | 3.38 | 6.76 | 0.22 |
| | Indicated | 1.36 | 3.17 | 4.33 | 0.14 |
| | Inferred | 1.67 | 3.72 | 6.21 | 0.20 |
| | **Total** | **5.04** | **3.43** | **17.31** | **0.56** |
| Secondary areas – Queimada | Measured | 0.04 | 2.20 | 0.09 | 0.00 |
| | Indicated | 0.70 | 3.48 | 2.42 | 0.08 |
| | Inferred | 0.52 | 3.77 | 1.94 | 0.06 |
| | **Total** | **1.26** | **3.56** | **4.46** | **0.14** |
| Secondary areas – Arco NE | Measured | – | – | – | – |
| | Indicated | – | – | – | – |
| | Inferred | 0.85 | 2.72 | 2.32 | 0.07 |
| | **Total** | **0.85** | **2.72** | **2.32** | **0.07** |
| Open pit – Arco da Velha | Measured | – | – | – | – |
| | Indicated | 0.61 | 1.03 | 0.63 | 0.02 |
| | Inferred | 0.32 | 0.98 | 0.31 | 0.01 |
| | **Total** | **0.93** | **1.02** | **0.95** | **0.03** |
| **AGA Mineração – Lamego** | **Total** | **11.26** | **2.96** | **33.36** | **1.07** |

To appropriately demonstrate reasonable prospects of eventual economic extraction, the underground Mineral Resource was constrained by MSO shapes and the open pit Mineral Resource was constrained in an economically optimised pit shell.

### Inclusive Mineral Resource by-product: sulphur

| as at 31 December 2021 | Category | Tonnes million | Grade %S | Contained sulphur tonnes million | Contained sulphur pounds million |
|---|---|---|---|---|---|
| AGA Mineração – Lamego | Measured | 2.75 | 3.3 | 0.09 | 203 |
| | Indicated | 3.58 | 3.3 | 0.12 | 261 |
| | Inferred | 4.92 | 4.6 | 0.23 | 501 |
| | **Total** | **11.26** | **3.9** | **0.44** | **965** |

### Estimation

The geological model is used to subdivide sampling information into domains for estimation which uses ordinary kriging. Classification of the Mineral Resource is based on conditional simulation.

*"Exploration at Lamego ranges from unlocking new potential to developing that already known. The main activities planned are drilling programmes aimed at addition and conversion of Mineral Resource and are focused on the main orebodies."*

# AGA MINERAÇÃO – LAMEGO CONTINUED

## Americas

### Grade tonnage curves

**AGA Mineração – Lamego**
Surface (metric)


Tonnes above cut-off (millions)
1.0
0.8
0.6
0.4
0.2
0.0
0.0
1.0
2.0
3.0
4.0
Cut-off grade (g/t)
Average grade above cut-off (g/t)
10.8
8.8
6.8
4.8
2.8
0.8
Tonnes above cut-off
Average grade above cut-off

**AGA Mineração – Lamego**
Underground (metric)


Tonnes above cut-off (millions)
11
9
7
5
3
1
0
1
2
3
4
5
Cut-off grade (g/t)
Average grade above cut-off (g/t)
7
6
5
4
3
Tonnes above cut-off
Average grade above cut-off

### Exclusive Mineral Resource

| | | Tonnes | Grade | Contained gold | |
|---|---|---|---|---|---|
| as at 31 December 2021 | Category | million | g/t | tonnes | Moz |
| AGA Mineração – Lamego | Measured | 2.12 | 3.23 | 6.86 | 0.22 |
| | Indicated | 2.59 | 2.41 | 6.24 | 0.20 |
| | Inferred | 4.92 | 3.01 | 14.80 | 0.48 |
| | **Total** | **9.63** | **2.90** | **27.90** | **0.90** |

The exclusive Mineral Resource is made up of ore not included in the Ore Reserve due to economic considerations and due to material being classified as Inferred Mineral Resource.

### Mineral Resource below infrastructure

| | | Tonnes | Grade | Contained gold | |
|---|---|---|---|---|---|
| as at 31 December 2021 | Category | million | g/t | tonnes | Moz |
| AGA Mineração – Lamego | Measured | 0.04 | 2.18 | 0.09 | 0.00 |
| | Indicated | 1.14 | 3.35 | 3.81 | 0.12 |
| | Inferred | 3.02 | 2.91 | 8.79 | 0.28 |
| | **Total** | **4.20** | **3.02** | **12.70** | **0.41** |

The below infrastructure Mineral Resource consists primarily of Inferred Mineral Resource that is in the process of being upgraded by means of Mineral Resource conversion drilling.



Production drill rig in action at Lamego underground

# AGA MINERAÇÃO – LAMEGO CONTINUED

## Americas

### Year-on-year changes in Mineral Resource

**AGA Mineração – Lamego**

Total (Moz)



Ounces (millions)
1.4
1.3
1.2
1.1
1.0
0.9
0.8
0.7
1.05
(0.05)
0.09
0.19
0.00
(0.11)
0.00
0.00
(0.10)
0.00
1.07
2020
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/ disposal
2021

In 2021, Lamego reported an increase in Mineral Resource, mainly due to exploration additions for Carruagem and Arco da Velha as well as variations in grade control processes. This was partially offset by an increase in cut-off grade as well as the removal of underbreak from MSO stopes.

### Inclusive Mineral Resource sensitivity

**AGA Mineração – Lamego**



Percentage change
10
5
0
-5
-10
-15
1,300
1,500
1,700
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade

Lamego is sensitive to changes in Mineral Resource gold price where variations are mainly due to changes in the cut-off grade. There is a 4% upside in ounces at a higher Mineral Resource price and a 6% downside in ounces at a lower Mineral Resource price.

## Ore Reserve

### Ore Reserve

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| Main deposits – Arco da Velha | Proved | 0.08 | 1.86 | 0.15 | 0.00 |
| | Probable | 0.02 | 1.87 | 0.04 | 0.00 |
| | **Total** | **0.10** | **1.86** | **0.19** | **0.01** |
| Main deposits – Carruagem | Proved | 0.37 | 2.71 | 0.99 | 0.03 |
| | Probable | 0.40 | 2.88 | 1.16 | 0.04 |
| | **Total** | **0.77** | **2.80** | **2.15** | **0.07** |
| Secondary areas – Queimada | Proved | 0.01 | 2.14 | 0.02 | 0.00 |
| | Probable | 0.48 | 3.00 | 1.43 | 0.05 |
| | **Total** | **0.49** | **2.99** | **1.45** | **0.05** |
| **AGA Mineração – Lamego** | **Total** | **1.36** | **2.80** | **3.79** | **0.12** |

All ore extracted is treated, there is no stockpile and the pillars are not considered in the Ore Reserve.

# AGA MINERAÇÃO – LAMEGO CONTINUED
## Americas

### Ore Reserve by-product: sulphur

| as at 31 December 2021 | Category | Tonnes million | Grade %S | Contained sulphur tonnes million | Contained sulphur pounds million |
|---|---|---|---|---|---|
| AGA Mineração – Lamego | Proved | 0.46 | 2.5 | 0.01 | 25 |
| | Probable | 0.90 | 2.8 | 0.02 | 54 |
| | **Total** | **1.36** | **2.7** | **0.04** | **80** |

### Estimation

The Ore Reserve gold price, operational performance and costs, as well as metallurgical recoveries are taken into consideration when estimating the Ore Reserve. Mining parameters such as the mining method, minimum mining width, MCF, dilution and recovery are all applied in the process.

At Lamego no Inferred Mineral Resource has been used in the Ore Reserve design or optimisation process. This is a change from 2020 where Lamego reported the amount of Inferred Mineral Resource in the business plan rather than the Ore Reserve plan. This has caused a large change in the quoted Inferred Mineral Resource in the Ore Reserve plan for 2021.

### Ore Reserve modifying factors

| as at 31 December 2021 | Gold price BRL/oz | Cut-off grade g/t Au | Stoping width cm | Dilution % | MRF (% based on tonnes) | MCF % | MetRF % |
|---|---|---|---|---|---|---|---|
| Main deposits – Arco da Velha | 6,182 | 2.97 | 500.0 | 15.0 | 90.0 | 94.5 | 93.5 |
| Main deposits – Carruagem | 6,182 | 2.97 | 500.0 | 15.0 | 90.0 | 94.5 | 93.5 |
| Secondary areas – Queimada | 6,182 | 2.97 | 500.0 | 15.0 | 90.0 | 94.5 | 93.5 |

### Ore Reserve below infrastructure

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| AGA Mineração – Lamego | Proved | – | – | – | – |
| | Probable | 0.26 | 2.78 | 0.71 | 0.02 |
| | **Total** | **0.26** | **2.78** | **0.71** | **0.02** |

All the underground Ore Reserve below infrastructure needs primary development to be accessed. The Ore Reserve below infrastructure is that Ore Reserve below Level 5 at the Queimada orebody.

### Year-on-year changes in Ore Reserve

**AGA Mineração – Lamego**
Total (Moz)


Ounces (millions)
0.14
0.13
0.12
0.11
0.10
0.09
0.08
0.07
0.06
0.12
(0.04)
0.04
0.00
0.00
(0.00)
(0.00)
0.00
0.00
0.00
0.00
0.12
2020
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/ disposal
2021

After depletion, offset by exploration additions, the Ore Reserve for Lamego remained the same year-on-year.

# AGA MINERAÇÃO – LAMEGO CONTINUED

## Americas

### Ore Reserve sensitivity

**AGA Mineração – Lamego**



10
5
0
-5
-10
-15
-20
Percentage change
1,100
1,200
1,300
Ore Reserve price ($/oz)
Tonnes
Ounces
Grade

The Lamego Ore Reserve is very sensitive to a reduction in the Ore Reserve gold price with a 9% downside in ounces, and is less sensitive to an increase in gold price (4% upside in ounces).

### Competent Persons

| Responsibility | Competent Person | Professional organisation | Membership number | Relevant experience | Qualification |
|---|---|---|---|---|---|
| Mineral Resource | Henrique Vigario | MAusIMM | 329 310 | 15 years | BSc (Geology), Postgraduate Certificate (Geostatistics) |
| Ore Reserve | Rodolfo Reis | MAusIMM | 323 402 | 10 years | MEng (Mining Engineering) |



Logging drill hole core at Lamego

# SERRA GRANDE

## Americas

### Introduction

**Property description**

Mineração Serra Grande (MSG or Serra Grande) is wholly owned by AngloGold Ashanti and is located in the northwest of Goiás State, central Brazil. It operates three underground and two open pit mines.

**Location**

Serra Grande is located 5km south of the town of Crixás, 420km from the Brazilian capital, Brasília and approximately 350km from the state capital of Goiás, Goiânia. Employing 1,120 persons in this largely rural area means that mining is the principal economic activity in the region.

**History**

Exploration began in 1973 with a phase of detailed mapping and DD, which continued until 1976. The mining operation started up in 1986 in Mina III and the metallurgical plant start-up was in 1989. Serra Grande production peaked at 193kozpa in 2006, supported by high-grades. In 2009, the metallurgical plant was expanded to 1.3Mtpa to compensate for a declining grade-profile and in 2012 AngloGold Ashanti acquired the 50% stake that belonged to the Kinross Group.

**Legal aspects and tenure**

Serra Grande has interests or agreements over 25,719.94ha in the Crixás greenstone belt through a series of ANM mining leases and exploration permits. The mining concessions include:

- 002.286/1935, covering an area of 4,206.88ha
- 960.658/1987, covering an area of 1,946.89ha
- 860.746/2005, covering an area of 88.28ha
- 862.103/1994, covering an area of 125.41ha
- 804.366/1975, covering an area of 196.05ha

All concessions are currently active, in good legal and operational standing, and free of liabilities and/or major obligations. According to Brazilian mining law, the expiry of claims, licences, and other tenure rights coincide with the depletion of Ore Reserve, cessation of mining operations and legally required post-operational activities (such as mine closure), provided all annual reports have been approved by the ANM.

A new Brazilian mining code is currently under discussion, however, it is not anticipated to change the company's rights, which are already established.

**Mining method**

The Serra Grande operation comprises three underground mines, namely Mina III (including orebody IV, V and Ingá), Mina Nova (including Pequizão orebody) and Mina Palmeiras. The open pits mine the outcrop of Mina III Inferior and Structure IV zones, and Pequizão. Three mining methods are used underground: sub-level stoping (bottom-up and top-down), cut and fill, and room and pillar. The open pits use standard drill and blast, followed by truck load and haul.

**Operational infrastructure**

Serra Grande operates a single TSF, which will support the LOM production and has government environmental licensing in place. The water used in metallurgical processing comes from the underground mines. The state road GO-337 passes close to the operation providing access for logistics. The power for the mine is supplied and purchased in the open market (grid electricity) and diesel self-generation.

**Mineral processing**

The metallurgical plant has the capacity of 1.5Mtpa, combining CIL and gravimetric circuits. The ore is blended to feed the crushing circuit which has a capacity of 4,100tpd. There are two mills in operation, and 20 leaching tanks with a capacity of 4,800$m^3$ divided between preliming and cyanidation stages. Approximately 58% of gold is captured in the parallel gravity circuit. The rest of the gold is recovered by the CIL process to form the doré that is sent to the Nova Lima refining process.

**Risks**

There is no significant risk or uncertainty in the Mineral Resource and Ore Reserve estimate at Serra Grande.

An independent external Mineral Resource and Ore Reserve audit was undertaken in 2021 by SRK Consulting and found no significant flaws in process or output. Certificates of sign-off have been received to state that the Mineral Resource and Ore Reserve estimates are reported in accordance with the SAMREC Code.

# SERRA GRANDE CONTINUED
## Americas

**Map showing the location, infrastructure and mining licence area for Serra Grande, with the total mining lease area insert shown in the top right corner. The coordinates of the mine, as represented by the plant, are depicted on the map and are in the UTM coordinate system.**



Insert: Total mining lease area
0
15
30km
Mine village
Crixás City
Santos Reis
Corpo Baru
Pequizão/
Mina Nova Portal
Angicao
Angicao
Mina III Portal
Corpo V
Mine III
Corpo V Sul
Palmeiras Portal
Palmeiras
Plant centroid co-ordinates
14°34'25"S, 49°58'04"W
0
0.4
0.8
1.2 Km
N
Licences
Mining
Exploration
Exploration application
Mine infrastructure
Pits
Plant
TSF
Underground access
Planned infrastructure
Pits
Waste dumps
Settlements
Towns
Villages
Roads
Main
Secondary
Insert
Total mining lease area
Map zoomed in area

# SERRA GRANDE CONTINUED
## Americas

### Map showing underground and open pit workings at Serra Grande


Mina Nova
Pequizão
Ingá
Mina 3
Palmeiras
Palmeiras Sul
N
750 m
Legend
Underground mining works and infrastructure
Open pit

## Geology

The Serra Grande gold deposits are hosted in a typical greenstone belt sequence. Two main deformational events have been identified in the region. The first one, a thrusting event (D1 from west to east), developed with irregular thrust ramp geometry. This event was responsible for stacking and inverting the stratigraphic sequences.

The second event (D2) was the thrusting of the Santa Terezinha sequence over the Crixás greenstone belt, folding the rocks (F2) and generating the structural controls for gold mineralisation, generally parallel to the fold axis.

### Deposit type

The Serra Grande gold deposit is an orogenic mesothermal deposit, associated with the development of shear zones that belong to the Upper Archaean Crixás Group.

Gold mineralisation is associated with metasediments and metavolcanics from the Ribeirão das Antas and Rio Vermelho formations respectively. The Crixás greenstone belt is surrounded by granitic gneiss terrains from the Ribeirão das Antas and Caiamar complexes and metasedimentary rocks from the Santa Terezinha Group, which is part of the Goiás magmatic arc.

### Mineralisation style

The mine is in the Crixás greenstone belt sequence, in the central portion of Brazil, and the main host rocks are metasedimentary sequences associated with metavolcanic basic rocks. Mineralisation at Serra Grande is associated with quartz veins and massive-to-disseminated sulphides in metasedimentary, metavolcanoclastic and metabasalt rocks, with differing degrees of hydrothermal alteration developed over orogenic stacked thrust layers (duplexes).

### Mineralisation characteristics

Geometry of the mineralised deposits is typically complex with pinch-and-swell, and folded and boudinage shapes, dipping between 10° and 25° with the greatest continuity along northwest plunging structures (azimuth 290°).

The mineralisation is hosted in four main domains called structures: Structure II, III, IV and Palmeiras. These occur as stacked lenses, generally concentrated in the same high deformation positions (with folds and disruptions) within the structures.

In Structure III, the mineralisation is in quartz veins that are hosted in carbonaceous schists, where gold grades of up to 8g/t can be found. Mina III (inferior zone) and Ingá are typical of this. This structure is also associated with massive and disseminated sulphides (mainly pyrrhotite and arsenopyrite) that occur in a sequence of hydrothermally altered schists, commonly named superior zones. Other mineralisation includes arsenopyrite associated with quartz as veinlets in carbonaceous metapelite.

In Structure IV, the mineralisation consists of quartz veinlets and disseminated sulphide (pyrrhotite) hosted in graphite schists at Pequizão. The mineralised zones are hosted in sericite and chlorite schists with massive and disseminated sulphide concentrated in folded zones. The ore shoots plunge to the northwest and dip variably between 6° and 35°. The Palmeiras structure is associated with hydrothermal alteration of meta-basalts, with sericite, chlorite, carbonate, and massive sulphides (pyrrhotite).

# SERRA GRANDE CONTINUED
## Americas

**Plan view of the underground orebodies at Serra Grande (top), with sections across the individual orebodies (bottom four sections), elevation in metres below surface***


Legend
Structure Palmeiras
Structure IV
Structure III Inferior zone
Structure III Superior zone
A
B
C
D
E
F
G
H
Mina Nova
Corpo XI
Dona Tereza
Mina III
Corpo Sul
Pequizão
Ingá
Sucupira
Forquilha
Corpo A
Corpo V
Urucum
Corpo IV
Palmeiras
Goiabeira
Mangaba
Flamboyant
Corpo 3,5
Palmeiras Norte
Palmeiras Sul
800m
N
-100
-400
2,400m
Mina Nova
0
-500
-1,000
Baru
Pequizão
Corpo XI
Ingá superior zone
Ingá inferior zone
Pequizão / Ingá
Goiabeira
Mangaba
Flamboyant
Corpo IV
Corpo A
Corpo 3,5
Mina II – inferior zone
Mina III

** Surface is approximately 400m AMSL*

## Exploration

In 2021, 253koz of Mineral Resource additions, at an average cost of $25/oz, occurred through the drilling of 58,000m of DD. This resulted in the discovery of the Angicao orebody which is hosted in carbonate graphitic schists at Structure III close to Pequizão open pit.

Target generation exploring in the S2 corridor for Ingá and Corpo IV extensions confirmed the potential of new ore lenses down-dip of these high-grade orebodies. Searches for an extension or parallel structures are ongoing.

The 2021 Mineral Resource addition resulted from drilling to a grid of 100 x 50m which delivered primarily Inferred Mineral Resource.

# SERRA GRANDE CONTINUED
## Americas

### Mineral Resource

#### Details of average drill hole spacing and type in relation to Mineral Resource classification

| | | Type of drilling | | | | |
|---|---|---|---|---|---|---|
| Category | Spacing m (-x-) | Diamond | RC | Blast hole | Channel | Other |
| Measured | 10 x 10, 20 x 10 | ✓ | ✓ | – | ✓ | – |
| Indicated | 25 x 25, 40 x 20, 40 x 40, 50 x 20 | ✓ | ✓ | – | ✓ | – |
| Inferred | 50 x 100, 100 x 50 | ✓ | ✓ | – | – | – |
| Grade/ore control | 2 x 2, 10 x 10 | ✓ | – | – | ✓ | – |

DD and RC drilling are used predominantly for Measured, Indicated and Inferred Mineral Resource classification at Serra Grande. Channel sampling is used for grade control as well as for Measured and Indicated Mineral Resource classification.

#### Inclusive Mineral Resource

| | | Tonnes | Grade | Contained gold | |
|---|---|---|---|---|---|
| as at 31 December 2021 | Category | million | g/t | tonnes | Moz |
| Mina Nova | Measured | 0.70 | 2.89 | 2.02 | 0.06 |
| | Indicated | 1.77 | 2.62 | 4.65 | 0.15 |
| | Inferred | 1.71 | 2.86 | 4.88 | 0.16 |
| | **Total** | **4.18** | **2.76** | **11.55** | **0.37** |
| Mangaba | Measured | 0.05 | 2.29 | 0.11 | 0.00 |
| | Indicated | 0.67 | 3.63 | 2.42 | 0.08 |
| | Inferred | 3.17 | 2.71 | 8.60 | 0.28 |
| | **Total** | **3.89** | **2.86** | **11.13** | **0.36** |
| Mina III | Measured | 2.75 | 3.19 | 8.80 | 0.28 |
| | Indicated | 4.11 | 2.74 | 11.28 | 0.36 |
| | Inferred | 6.93 | 2.47 | 17.11 | 0.55 |
| | **Total** | **13.80** | **2.69** | **37.18** | **1.20** |
| Palmeiras | Measured | 0.48 | 2.75 | 1.31 | 0.04 |
| | Indicated | 0.78 | 2.66 | 2.07 | 0.07 |
| | Inferred | 0.65 | 3.05 | 2.00 | 0.06 |
| | **Total** | **1.91** | **2.82** | **5.37** | **0.17** |
| Palmeiras Sul | Measured | 0.06 | 3.12 | 0.19 | 0.01 |
| | Indicated | 0.26 | 3.27 | 0.85 | 0.03 |
| | Inferred | 1.22 | 3.84 | 4.70 | 0.15 |
| | **Total** | **1.54** | **3.72** | **5.73** | **0.18** |
| Pequizão | Measured | 1.22 | 2.50 | 3.04 | 0.10 |
| | Indicated | 2.72 | 2.44 | 6.64 | 0.21 |
| | Inferred | 2.15 | 2.40 | 5.17 | 0.17 |
| | **Total** | **6.08** | **2.44** | **14.85** | **0.48** |
| Cajueiro | Measured | – | – | – | – |
| | Indicated | – | – | – | – |
| | Inferred | 1.78 | 2.18 | 3.86 | 0.12 |
| | **Total** | **1.78** | **2.18** | **3.86** | **0.12** |
| Ingá | Measured | 0.67 | 3.49 | 2.35 | 0.08 |
| | Indicated | 1.87 | 3.58 | 6.68 | 0.21 |
| | Inferred | 2.80 | 3.10 | 8.69 | 0.28 |
| | **Total** | **5.34** | **3.32** | **17.72** | **0.57** |
| Open pit | Measured | 1.57 | 3.16 | 4.96 | 0.16 |
| | Indicated | 1.18 | 3.24 | 3.84 | 0.12 |
| | Inferred | 0.89 | 2.81 | 2.49 | 0.08 |
| | **Total** | **3.64** | **3.10** | **11.29** | **0.36** |
| Stockpile | Measured | 0.03 | 1.53 | 0.04 | 0.00 |
| | Indicated | – | – | – | – |
| | Inferred | – | – | – | – |
| | **Total** | **0.03** | **1.53** | **0.04** | **0.00** |
| **Serra Grande** | **Total** | **42.18** | **2.81** | **118.74** | **3.82** |

# SERRA GRANDE CONTINUED
## Americas

The geological model is created considering the ore assemblage of rocks and minerals (quartz alteration, sulphides in the specific group or rocks and structures that do contain gold, and a mining thickness which is the size of the sample, between 0.5 and 1m). Geostatistical methods are applied to the geological models to estimate the grade.

### Estimation

Grade estimation is performed by ordinary kriging using DD, RC drilling and channel samples from the Serra Grande database. All search distances are based on variographic studies for each orebody or structure. Classification is done through a combination of conditional simulation and sample spacing studies.


PERI
QUEI

Fire assay at Serra Grande

### Grade tonnage curves

**Serra Grande**
Surface (metric)


Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

**Serra Grande**
Underground (metric)


Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

### Exclusive Mineral Resource

| | | Tonnes | Grade | Contained gold | |
|---|---|---|---|---|---|
| as at 31 December 2021 | Category | million | g/t | tonnes | Moz |
| Serra Grande | Measured | 5.74 | 3.08 | 17.65 | 0.57 |
| | Indicated | 10.92 | 2.67 | 29.14 | 0.94 |
| | Inferred | 21.22 | 2.70 | 57.22 | 1.84 |
| | **Total** | **37.88** | **2.75** | **104.00** | **3.34** |

At Serra Grande the exclusive Mineral Resource is distributed through the majority of orebodies and consists of:

- Inferred Mineral Resource within the operating mines, partially upgraded through infill drilling guided by the production plan.
- That portion of the Mineral Resource that is not currently economically feasible at the Ore Reserve price.
- That portion of the Mineral Resource that requires economic studies.

### Mineral Resource below infrastructure

| | | Tonnes | Grade | Contained gold | |
|---|---|---|---|---|---|
| as at 31 December 2021 | Category | million | g/t | tonnes | Moz |
| Serra Grande | Measured | 0.94 | 3.31 | 3.12 | 0.10 |
| | Indicated | 4.46 | 3.38 | 15.08 | 0.48 |
| | Inferred | 10.37 | 2.89 | 29.95 | 0.96 |
| | **Total** | **15.77** | **3.05** | **48.16** | **1.55** |

The majority of Inferred Mineral Resource is below infrastructure. In addition, some Indicated and Measured Mineral Resource from Ingá, Palmeiras, Pequizão and Mina III orebodies are also below infrastructure.

# SERRA GRANDE CONTINUED
## Americas

### Year-on-year changes in Mineral Resource

**Serra Grande**
Total (Moz)



Ounces (millions)
5.0
4.5
4.0
3.5
3.0
3.69
(0.12)
0.50
(0.02)
0.00
(0.15)
(0.08)
0.00
0.00
0.00
3.82
2020
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/ disposal
2021

Exploration additions occurred at Ingá, Mina III, Mangaba and Angicao offset by minor changes in methodology and cost increases as well as geotechnical exclusions.

### Inclusive Mineral Resource sensitivity

**Serra Grande**



Percentage change
8
4
0
-4
-8
-12
1,300
1,500
1,700
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade

The Mineral Resource is sensitive to changes in the Mineral Resource price. There is a 3% upside in ounces at a higher Mineral Resource price and a 5% downside in ounces at a lower Mineral Resource price.



Aerial view of open pit mining at Serra Grande

# SERRA GRANDE CONTINUED
## Americas

## Ore Reserve

### Ore Reserve

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| Mina Nova | Proved | 0.25 | 2.47 | 0.61 | 0.02 |
| | Probable | 0.28 | 2.04 | 0.57 | 0.02 |
| | **Total** | **0.53** | **2.24** | **1.18** | **0.04** |
| Mina III | Proved | 0.97 | 3.19 | 3.08 | 0.10 |
| | Probable | 0.48 | 3.16 | 1.52 | 0.05 |
| | **Total** | **1.45** | **3.18** | **4.60** | **0.15** |
| Palmeiras | Proved | 0.07 | 2.58 | 0.19 | 0.01 |
| | Probable | 0.30 | 2.22 | 0.67 | 0.02 |
| | **Total** | **0.37** | **2.29** | **0.86** | **0.03** |
| Palmeiras Sul | Proved | 0.01 | 2.36 | 0.03 | 0.00 |
| | Probable | 0.08 | 3.51 | 0.29 | 0.01 |
| | **Total** | **0.09** | **3.35** | **0.32** | **0.01** |
| Pequizão | Proved | 0.30 | 2.08 | 0.62 | 0.02 |
| | Probable | 0.29 | 2.17 | 0.64 | 0.02 |
| | **Total** | **0.59** | **2.12** | **1.26** | **0.04** |
| Ingá | Proved | 0.15 | 1.96 | 0.30 | 0.01 |
| | Probable | 1.10 | 3.51 | 3.88 | 0.12 |
| | **Total** | **1.26** | **3.32** | **4.17** | **0.13** |
| Open pit | Proved | 1.51 | 2.36 | 3.56 | 0.11 |
| | Probable | 0.54 | 2.28 | 1.23 | 0.04 |
| | **Total** | **2.05** | **2.34** | **4.80** | **0.15** |
| Stockpile | Proved | 0.03 | 1.53 | 0.04 | 0.00 |
| | Probable | – | – | – | – |
| | **Total** | **0.03** | **1.53** | **0.04** | **0.00** |
| **Serra Grande** | **Total** | **6.37** | **2.70** | **17.23** | **0.55** |

### Estimation

Serra Grande Ore Reserve is estimated using the Mineral Resource and by applying modifying factors based on historic performance. The Ore Reserve gold price, projected operational performance and costs, as well as metallurgical recoveries, are taken into consideration in determining the Ore Reserve.

The open pit Ore Reserve shell optimisations were run on the Mineral Resource models. The process incorporated the mining layout, minimum width, MCF, operating factors (dilution, recovery), stripping ratio, relevant cut-off grades and modifying factors for reporting the Ore Reserve.

A cut-off grade analysis at $1,200/oz was used to determine a full grade ore stope grade of 2.00g/t for the underground mine.

Underground stope designs were updated from the previously reported Ore Reserve using the latest Mineral Resource models. Modifying factors for planned and unplanned rock dilution and ore loss were applied to obtain the reported Ore Reserve.

Metallurgical, environmental, social, legal, marketing and economic factors were adequately considered at the Serra Grande mines, and have been updated as the project has developed.

At Serra Grande no Inferred Mineral Resource has been used in the Ore Reserve design or optimisation process. This is a change from 2020 where Serra Grande reported the amount of Inferred Mineral Resource in the business plan rather than the Ore Reserve plan. This has caused a large change in the quoted Inferred Mineral Resource in the Ore Reserve plan for 2021.



A conveyor belt carrying ore at the Serra Grande processing plant

# SERRA GRANDE CONTINUED
## Americas

### Ore Reserve modifying factors

| as at 31 December 2021 | Gold price $/oz | Exchange rate $/BRL | Cut-off grade g/t Au | Stoping width cm | Dilution % | RMF (% based on tonnes) | RMF (% based on g/t) | MRF (% based on tonnes) | MRF (% based on g/t) | MCF % | MetRF % |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Mina Nova | 1,200 | 5.15 | 2.00 | 400.0 | 12.5 | 100.0 | 100.0 | 95.0 | 100.0 | 95.0 | 93.0 |
| Mina III | 1,200 | 5.15 | 2.00 | 180.0 | 21.0 | 100.0 | 100.0 | 86.0 | 100.0 | 95.0 | 93.0 |
| Palmeiras | 1,200 | 5.15 | 2.00 | 180.0 | 21.0 | 100.0 | 100.0 | 86.0 | 100.0 | 95.0 | 93.0 |
| Palmeiras Sul | 1,200 | 5.15 | 2.00 | 180.0 | 21.0 | 100.0 | 100.0 | 86.0 | 100.0 | 95.0 | 93.0 |
| Pequizão | 1,200 | 5.15 | 2.00 | 180.0 | 21.0 | 100.0 | 100.0 | 86.0 | 100.0 | 95.0 | 93.0 |
| Ingá | 1,200 | 5.15 | 2.00 | 180.0 | 21.0 | 100.0 | 100.0 | 86.0 | 100.0 | 95.0 | 93.0 |
| Open pit | 1,200 | 5.15 | 0.41 | 100.0 | 17.5 | 100.0 | 100.0 | 100.0 | 100.0 | 95.0 | 93.0 |

### Ore Reserve below infrastructure

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| Serra Grande | Proved | 0.51 | 2.14 | 1.09 | 0.04 |
| | Probable | 2.02 | 3.19 | 6.44 | 0.21 |
| | **Total** | **2.53** | **2.98** | **7.54** | **0.24** |

The Ore Reserve below infrastructure is the Ore Reserve below the main decline and inter-levels.

### Year-on-year changes in Ore Reserve

**Serra Grande**
Total (Moz)



Ounces (millions)
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.63
(0.08)
0.02
(0.02)
0.00
(0.02)
(0.00)
0.00
0.03
0.00
0.00
0.55
2020
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/disposal
2021

The net decrease was due to depletion, cost changes and some revisions to methodology.

### Ore Reserve sensitivity

**Serra Grande**



Percentage change
8
6
4
2
0
-2
-4
-6
-8
-10
-12
1,100
1,200
1,300
Ore Reserve price ($/oz)
Tonnes
Ounces
Grade

The Serra Grande Ore Reserve is sensitive to a reduction in gold price and less sensitive to an increase in gold price. There is a 3% upside in ounces at a higher Ore Reserve price and a 7% downside in ounces at a lower Ore Reserve price.

# SERRA GRANDE CONTINUED
## Americas

### Competent Persons

| Responsibility | Competent Person | Professional organisation | Membership number | Relevant experience | Qualification |
|---|---|---|---|---|---|
| Mineral Resource | Marcelo Campos | MAusIMM | 328 667 | 16 years | BA (Geology), MSc, MBA |
| Ore Reserve | Thiago Teixeira | MAusIMM | 336 093 | 12 years | BEng (Mining), MBA |


BOOMER

Development drilling rig underground at Serra Grande


Medellin
1
2
Quibdó
3
Bogotá
Ibagué
Cali
COLOMBIA
Project
0 200km



**Legend:**
① Gramalote (50%) [1] ② Quebradona ③ La Colosa

[1] *Gramalote is managed by B2Gold*

# COLOMBIA

## AMERICAS

**AngloGold Ashanti Colombia has three greenfields projects: La Colosa, Quebradona and Gramalote.**

The Gramalote joint operation (AngloGold Ashanti, 50% and B2Gold, 50%) is situated in the Department of Antioquia, 124km northeast of Medellin and is currently managed by B2Gold.

Nuevo Chaquiro, wholly owned by AngloGold Ashanti, is a significant copper-gold porphyry located within the Quebradona project. The Quebradona project is situated in the Middle Cauca region of Colombia, in the Department of Antioquia, 60km southwest of Medellin.

The wholly owned La Colosa project is currently under *force majeure* until the necessary environmental permits are issued.

As at December 2021, the gold Mineral Resource (inclusive of Ore Reserve) for Colombia was 38.4Moz (2020: 38.5Moz) and Ore Reserve was 4.3Moz (2020: 4.2Moz). The copper Mineral Resource for Colombia was 9,384Mlb (2020: 9,677Mlb) and Ore Reserve was 3,250Mlb (2020: 3,105Mlb).

### Gold

**Inclusive Mineral Resource**


1.4
8.3
Moz
28.7
Measured
Indicated
Inferred

**Exclusive Mineral Resource**


0.5
8.3
Moz
25.1
Measured
Indicated
Inferred

**Ore Reserve**


Moz
4.3
Probable

# COLOMBIA CONTINUED
## Americas

### Copper


Inclusive Mineral Resource
Mlb
1,814
4,338
3,231
Measured
Indicated
Inferred


Exclusive Mineral Resource
Mlb
684
2,218
3,231
Measured
Indicated
Inferred


Ore Reserve
Mlb
3,250
Probable



La Colosa 1

# GRAMALOTE

## Americas

### Introduction

**Property description**

Gramalote is a joint operation between AngloGold Ashanti (50%) and B2Gold (50%), with B2Gold being the operator, through the managing company Gramalote Colombia Limitada. The project's Mineral Resource comprises ounces from three orebodies, namely Gramalote Central, Monjas West (also referred to as Monjas), and Trinidad.

The property is currently an exploration stage project with no Ore Reserve declared.

**Location**

The Gramalote property is located near the towns of Providencia and San Jose del Nus within the municipality of San Roque in northwest Department of Antioquia, Colombia. It is approximately 230km northwest of the Colombian capital of Bogota and 124km northeast of Medellin, which is the regional capital of the Antioquia Department.

**History**

The region encompassing Gramalote has a long history of artisanal gold mining. Gramalote itself has had small-scale artisanal mining for several decades prior to exploration work and the discovery by AngloGold Ashanti. Development of the Gramalote project commenced with a conceptual study in 2009. A number of studies followed, leading to the submission of a PFS in late 2013 which at that stage did not meet AngloGold Ashanti investment hurdles.

From 2014 to 2017, intensive work was undertaken by all technical disciplines to identify ways to improve the project economics. The main changes were an improved orebody model, grade streaming to increase the feed grade in the early years, and early treatment of oxide ore that overlies the main sulphide Mineral Resource. An enhanced PFS report was completed in September 2017, which supported the reporting of a maiden Ore Reserve on the JSE. In 2019, further geological refinement improved the project economics. The project has now progressed to FS stage. An infill drilling campaign was launched in late 2019 and continued in 2020. With results and further drilling still under review. Prior to 2020, AngloGold was the 51% holder of the joint operation and the manager of the project, however with the 2019/2020 drilling programme, B2Gold earned a 50% shareholder stake and also became the manager of the project.

**Legal aspects and tenure**

Gramalote comprises one integrated exploitation concession and one exploration concession which was granted in June 2019. The first, the 14292 concession totalling 8,720.71ha, expires on 3 April 2043 and contains the Gramalote and Monjas anomalies. The second is the 4894 concession which is 2,279.32ha and hosts the Trinidad anomaly. This concession was granted on 12 June 2019 and has an overall duration of 25 years.

In 2016, the project received its environmental permit from Colombia's National Environmental Licensing Authority (ANLA), and its construction permits from the Secretary of Mines, in order to operate for the LOM. Both permits are associated to the concession 14292, pending the resettlement of communities and the formal start of construction activities.

According to Colombian mining law, the exploration phase begins as soon as the concession contract is registered in the National Mining Registry. The total period for the concession contract (exploration, installation and construction, and exploitation) is 30 years, which may be renewed for an additional 20-year period. Under Colombian mining law, producing mines are subject to a federal royalty of 4% on 80% of the value of gold and silver production. Thus Gramalote's net royalty is 3.2% on gold and silver production.

**Mining method**

Gramalote is a surficial low-grade gold deposit suitable to be operated as a conventional open pit truck and shovel operation. Standard open pit mining equipment has been selected, with conventional drilling, blasting, loading and hauling using a combination of large-scale hydraulic shovel or excavator and rigid body dump trucks. The material mined would be transported to be either tipped directly into the crusher or stockpiled at the ROM stockpile to be fed or treated later. A PFS concluded that the project is suitable to be mined as a conventional open pit, with a strip ratio of approximately 2.5:1, and an average mining rate of 47Mtpa (max 60Mtpa). The LOM is estimated at 14 years (plus one year of pre-stripping).

**Operational infrastructure**

Key infrastructure planned includes: a TSF, waste rock facility, site water management, a creek diversion, roads and bridges, central workshop, offices and camp, and a process plant. Power is expected to be supplied from the national power grid. Access is through a national road.

# GRAMALOTE CONTINUED
## Americas

### Introduction continued

**Mineral processing**

A range of treatment options for sulphide ore were investigated in previous studies, including whole ore leaching, heap leaching and a float leach process. The float leach process was selected as offering much better economics.

While the metallurgical design may change in the enhanced FS, the PFS design is as follows:

- Processing by two parallel semi-autogenous grinding streams, one treating 11.3Mtpa of sulphide ore and the other 4.1Mtpa of oxide ore, switching to sulphide once the oxide is exhausted
- Gold recovery post milling by flotation and concentrate leach in two separate circuits for sulphides and oxides
- Conventional tailings deposition

**Risks**

The low-grade Inferred Mineral Resource estimate has low confidence and therefore represents a high-risk part of the Mineral Resource estimate due to the broad drill spacing. As a risk mitigation action, grade control test blocks were drilled to confirm short-scale continuity, mineralisation geometry and geological contacts. In November 2019 a 40,000m drilling programme commenced across the anomalies to reduce risk and verify projected upside. The results of this became available during 2021, and as a result additional specific areas were targeted for supplementary drilling. The results to this latest drilling is expected in quarter one of 2022 which will be used to update the Mineral Resource model and the economic studies for the project.

Poor digitising practices by the Colombian authorities of the 11 original licences that make up the main mining licence concession (14292), have created slithers of open ground that cross the Gramalote deposit. These have been claimed by a third party (Zonte Metals). While AngloGold Ashanti believes that Zonte does not have a valid claim, Zonte is proceeding with legal action against the Secretaria de Minas (Secretary of Mines) for the Department of Antioquia, for not titling an exploration application for the open ground.

A number of Ore Reserve estimate risks or uncertainties have been recognised, all of which have detailed risk mitigation strategies in place, including:

- Artisanal miners within the project footprint area that are being formalised at arm's length using Government agencies that guide, fund and regulate their activities
- The 2018 baseline study identified 271 social economic units that may have to be relocated and resettled
- The land acquisition process has been successful. A total of ~3,132ha has been acquired (63.6%), 567ha in promise of sale, and 635ha under special acquisition process. The total land pending to be acquired amounts ~590ha (12%)

## Geology

The Gramalote property is located in the northern portion of Colombia's Central Cordillera. The terrain is completely underlain by medium to coarse-grained biotite hornblende tonalite and granodiorite of the Cretaceous Antioquia Batholith.

Drilling within an extensive mineral tenement block of some 11,000ha (exclusively retained under licence by the joint operation) identified three distinct mineral deposits: Gramalote Central, Trinidad, and Monjas West. These all have similar mineralisation and alteration styles, with vertical to sub-vertical mineralised zones extending from tens of metres to over 200m, with variable lengths up to 1km, and extending to depths of several hundreds of metres.

### Deposit type

Gramalote is a pluton-related, mesothermal gold deposit genetically related to the host intrusion. The alteration and mineralisation are structurally controlled, restricted to small halos along veins, sheeted veins and stockwork arrays with sulphide content being less than 5%. Observations indicate that the alteration of the host rock is directly related to fluids evolved from the cooling pluton resulting in pegmatites, aplites and K-feldspar alteration.

### Mineralisation style

Mineralisation is controlled by northeast to southwest trending strike-slip shear zones, north-northwest to south-southeast trending extensional shear zones and dilational fractures. Gold mineralisation is associated with stockwork veining and in particular quartz with fine pyrite veins, quartz-carbonate veins, and quartz with coarse pyrite veins.

Alteration occurs as both broad zones and narrow selvedges around veins. The intensity of the alteration is directly related to both the frequency of veins and their size. The wider the vein, the wider the alteration selvedge, ranging from a few millimetres around isolated veinlets to tens of centimetres around thick veins. In zones of stockwork, or where several veins are close enough to merge their selvedges, the alteration halo is wider. The potassic alteration event is associated with Type I and Type II veins and it is characterised by a selvedge of K-feldspar with disseminated pyrite. The white-mica event is characterised by a less pervasive distribution than the potassic event and it is restricted to selvedges of a few centimetres wide around the Type III veins (quartz, calcite, white mica, pyrite and chalcopyrite). It is not associated with wide veins, and it does not carry high gold grades.

# GRAMALOTE CONTINUED
## Americas

Mineralisation is closely linked to alteration and is therefore structurally controlled. The mineralisation is vein hosted, either in sheeted veins or in local stockworks. Three stages of mineralisation are identified and associated with vein and alteration types:

- Quartz-calcite-pyrite is an assemblage of fine-grained quartz and calcite with very fine-grained pyrite. This vein type generally does not contain gold.
- Quartz-pyrite-chalcopyrite gold is the most important gold host, typically associated with K-feldspar (potassic) selvedges where gold occurs within fractures in pyrite, along with chalcopyrite.
- Quartz-calcite-white mica selvedges where veining is commonly barren but can show moderate gold grades (up to 20g/t).

### Mineralisation characteristics

Gold mineralisation is associated with three overprinting, texture destructive, alteration assemblages including potassic, quartz-sericite and sericite-carbonate. Within these alteration zones, anomalous gold mineralisation is associated with three specific types of stockwork quartz veining. These include quartz veinlets with fine-grained pyrite, quartz-carbonate veinlets and quartz veinlets with granular pyrite. The saprolite (oxide) and saprock (transition) portions of the deposit constitute a small percentage of the mineralisation. Saprolite thickness is variable from 5 to 30m with an average thickness of 15m.

Petrographic work indicates the gold occurs as five to 20 micron-sized particles associated with fractures and inclusions within pyrite and cavities associated with sulphosalts (aikinite ($PbCuBiS_3$) and matildite ($AgBiS_2$)). The silver to gold ratio is approximately 1:1.

**Map showing Gramalote project planned infrastructure and licences, with the total mining lease area insert shown in the top right corner. The coordinates of the mine, as represented by the planned pit, are depicted on the map and are in the UTM coordinate system.**



Insert: Total mining lease area
0
0.75
1.5km
to San Roque
4894
Trinidad
Providencia
Gramalote
Monjas
4894
Cristales
ML 14292
San José del Nus
4894
0
1
2
3km
Planned plant centroid co-ordinates
06°30'00"N, 75°00'00"W
N
Licences
Mining licence
Exploration licence
Planned mine infrastructure
Pits
Plant
Tailing
Waste rock facility
Settlements
Villages
Roads
Main
Secondary
Insert
Total mining lease area
Map zoomed in area

# GRAMALOTE CONTINUED
## Americas

**NW-SE Geological cross-section through Gramalote Central pit, elevation in metres AMSL**


NW
SE
800
700
600
500
400
250m
Legend
Soils
Saprolite
Saprolitised rock
Acid dykes
Veins and veinlets
Diorite
Tonalite – Granodiorite

## Exploration

Exploration by AngloGold Ashanti between 2003 and 2007 comprised both regional exploration programmes as well as DD in the main Gramalote Central area. Surface mapping and rock and soil sampling identified an exploration target extending over an area of more than 1km² centred around Gramalote Ridge. This mineralisation is contained within numerous tens-of-metre sized, structurally-related corridors which commonly contain mineralisation exceeding 1g/t gold. Regional exploration programmes involving infill soil geochemistry, surface trenching, and mapping and sampling, were carried out on several targets adjacent to Gramalote Ridge.

Highlights from the exploration work to date on the Gramalote property include the declaration of a Mineral Resource in 2007 and an Ore Reserve in 2017, as well as encouraging drill results from the outside targets which indicate the potential for a larger Mineral Resource.

Exploration drilling has been carried out on six drill targets located within 4km of the current Gramalote Central Mineral Resource including Monjas West, Trinidad, Topacio, Monjas East, La Maria and El Limon, with the aim of adding new Inferred Mineral Resource. All of these targets have similar geological, alteration and mineralisation characteristics to Gramalote Central. Prior to 2019, a total of 169km of drilling had been done on the lease of which 108km was in the main Gramalote deposit, and 32km in the satellite deposits of Trinidad and Monjas West. During the 2020 drilling exercise, a further 50km of drilling took place, 44.6km in Gramalote main and 5.5km in the satellite deposits.

A total of 11,380m of sterilisation drilling was carried out from 2012 to 2017 to confirm the absence of potential mineralisation in areas where key infrastructure is located. Key locations sterilised are the tailings dam, waste dumps as well as La Maria and San Antonio plant site locations. No significant mineralisation was identified in these areas. In addition to this, an extensive RC drilling

# GRAMALOTE CONTINUED
## Americas

campaign was conducted to validate the UC estimation technique and completed approximately 14,000m of RC drilling on Gramalote Hill (180 drill holes drilled at an average depth of ~80m). The drilling was done on three platforms of approximately 200 x 100m each, on a drilling pattern of 12.5 x 12.5m (spacing simulates a grade control block that might be used during the mine operation).

This 2020 drilling campaign was modelled and consequently, a drilling programme was launched in 2021.

The results to the latest drilling is expected in the first quarter of 2022 which will be used to update the Mineral Resource model and the economic studies for the project.

### Projects

A successful PFS was completed in 2017, which supported the reporting of a maiden Ore Reserve. A SAMREC Table 1 was compiled in 2017 and can be found on the company's website. Additional optimisation studies were undertaken in 2019 and drilling at the main Gramalote deposit to support an updated FS commenced in late 2019 and ran into 2020. As a result of the study, additional exploration has been launched with the conclusion of the FS awaiting the completion of the drilling.

## Mineral Resource

### Details of average drill hole spacing and type in relation to Mineral Resource classification

| | | Type of drilling | | | | |
|---|---|---|---|---|---|---|
| Category | Spacing m (-x-) | Diamond | RC | Blast hole | Channel | Other |
| Measured | – | – | – | – | – | – |
| Indicated | 50 x 50 | ✔ | – | – | – | – |
| Inferred | 100 x 100 | ✔ | – | – | – | – |
| Grade/ore control | 12.5 x 12.5 | – | ✔ | – | – | – |

The classification of the Mineral Resource was done by AngloGold Ashanti's internal 15% error with 90% confidence rule using conditional simulation.

### Inclusive Mineral Resource

| | | Tonnes | Grade | Contained gold | |
|---|---|---|---|---|---|
| as at 31 December 2021 | Category | million | g/t | tonnes | Moz |
| Gramalote Central (oxide) | Measured | – | – | – | – |
| | Indicated | 3.42 | 0.60 | 2.06 | 0.07 |
| | Inferred | 6.48 | 0.55 | 3.55 | 0.11 |
| | **Total** | **9.90** | **0.57** | **5.60** | **0.18** |
| Trinidad (oxide) | Measured | – | – | – | – |
| | Indicated | – | – | – | – |
| | Inferred | 8.99 | 0.55 | 4.91 | 0.16 |
| | **Total** | **8.99** | **0.55** | **4.91** | **0.16** |
| Monjas West (oxide) | Measured | – | – | – | – |
| | Indicated | – | – | – | – |
| | Inferred | 2.67 | 0.51 | 1.37 | 0.04 |
| | **Total** | **2.67** | **0.51** | **1.37** | **0.04** |
| Gramalote Central (sulphide) | Measured | – | – | – | – |
| | Indicated | 77.87 | 0.76 | 59.09 | 1.90 |
| | Inferred | 15.86 | 0.58 | 9.13 | 0.29 |
| | **Total** | **93.73** | **0.73** | **68.21** | **2.19** |
| Trinidad (sulphide) | Measured | – | – | – | – |
| | Indicated | – | – | – | – |
| | Inferred | 17.56 | 0.41 | 7.27 | 0.23 |
| | **Total** | **17.56** | **0.41** | **7.27** | **0.23** |
| Monjas West (sulphide) | Measured | – | – | – | – |
| | Indicated | – | – | – | – |
| | Inferred | 11.02 | 0.57 | 6.32 | 0.20 |
| | **Total** | **11.02** | **0.57** | **6.32** | **0.20** |
| **Gramalote** | **Total** | **143.87** | **0.65** | **93.69** | **3.01** |

A price of $1,400/oz was used for the Gramalote Mineral Resource.

# GRAMALOTE CONTINUED
## Americas

### Estimation

For the 2017 PFS, results from approximately 145,000m of drilling (87,900m at Gramalote Central, 11,250m at the Trinidad area and 17,850m at Monjas West area) were used to support the estimation of the Mineral Resource. Mineral Resource modelling was performed using a geological model based on alteration, vein abundance and gold grade. Assay gold grades were composited to 2m down-hole intervals and outliers were capped based on the distribution observations using probability plots for each estimation domain. LUC was used to estimate block grades and quantify the effect of selective mining.

As drill assays are still pending for some of the drilling completed in 2021, the Mineral Resource model update is not yet complete and hence it has not yet been incorporated into the Mineral Resource statement which continues to use the 2017 AngloGold Ashanti PFS model.

### Grade tonnage curve

**Gramalote**
Surface (metric)


Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
Cut-off grade (g/t)
0.0
0.2
0.4
0.6
0.8
1.0
1.2
1.4
1.6
1.8
1.9
0
50
100
150
200
250
300
350
400
0.00
0.25
0.50
0.75
1.00
1.25
1.50
1.75
2.00
2.25
2.50
2.75
Tonnes above cut-off
Average grade above cut-off


500 L
Rotoinge
500
LOGAN

Geological drilling at Gramalote Central

# GRAMALOTE CONTINUED
## Americas

### Exclusive Mineral Resource

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| Gramalote | Measured | – | – | – | – |
| | Indicated | 10.32 | 0.57 | 5.93 | 0.19 |
| | Inferred | 62.59 | 0.52 | 32.55 | 1.05 |
| | **Total** | **72.91** | **0.53** | **38.48** | **1.24** |

The exclusive Mineral Resource includes the Gramalote Central, Trinidad and Monjas West Inferred Mineral Resource and a portion of the Indicated Mineral Resource not included in the Gramalote Central designed pit but still held within the Mineral Resource shell.

### Year-on-year changes in Mineral Resource

**Gramalote**
Total (Moz)



Ounces (millions)
3.05
3.00
2.95
3.01
0.00
0.00
0.00
0.00
0.00
0.00
0.00
0.00
0.00
3.01
2020
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/disposal
2021

No changes compared to 2020.

### Inclusive Mineral Resource sensitivity

**Gramalote**



Percentage change
10
5
0
-5
-10
-15
1,200
1,400
1,600
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade

As a low-grade deposit, Gramalote is very sensitive to a drop in the Mineral Resource gold price and less sensitive to an increase in price. There is a 7% upside in ounces at a higher Mineral Resource price and 9% downside in ounces at a lower Mineral Resource price. The Mineral Resource sensitivity uses the following gold prices of $1,200/oz, $1,400/oz and $1,600/oz.



Overview of the Gramalote pit area

# GRAMALOTE CONTINUED
## Americas

## Ore Reserve

### Ore Reserve

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| Gramalote Central (oxide) | Proved | – | – | – | – |
| | Probable | 2.91 | 0.68 | 1.97 | 0.06 |
| | **Total** | **2.91** | **0.68** | **1.97** | **0.06** |
| Gramalote Central (sulphide) | Proved | – | – | – | – |
| | Probable | 59.55 | 0.87 | 51.63 | 1.66 |
| | **Total** | **59.55** | **0.87** | **51.63** | **1.66** |
| **Gramalote** | **Total** | **62.46** | **0.86** | **53.60** | **1.72** |

Only Gramalote Central is considered for the Ore Reserve statement. The Ore Reserve statement continues to use the 2017 AngloGold Ashanti PFS model as updates are yet to be completed.

### Estimation

The Gramalote pit was designed based on input parameters supported on the PFS and includes all mining infrastructure. The design was scheduled and financially modelled to obtain the Ore Reserve.

### Ore Reserve modifying factors

| as at 31 December 2021 | Gold price $/oz | Exchange rate $/COP | Cut-off grade g/t Au | RMF (% based on tonnes) | RMF (% based on g/t) | MRF (% based on tonnes) | MRF (% based on g/t) | MCF % | MetRF % |
|---|---|---|---|---|---|---|---|---|---|
| Gramalote Central (oxide) | 1,100 | 3,208 | 0.16 | 100.0 | 100.0 | 100.0 | 100.0 | 100.0 | 83.9 |
| Gramalote Central (sulphide) | 1,100 | 3,208 | 0.22 | 100.0 | 100.0 | 100.0 | 100.0 | 100.0 | 95.0 |

A price of $1,100/oz was used for the Gramalote Ore Reserve.

### Inferred Mineral Resource in annual Ore Reserve design*

| as at 31 December 2021 | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|
| Gramalote Central (oxide) | 3.72 | 0.63 | 2.35 | 0.08 |
| Gramalote Central (sulphide) | 5.47 | 0.62 | 3.40 | 0.11 |
| **Total** | **9.19** | **0.63** | **5.75** | **0.18** |

** Inferred Mineral Resource including lower confidence material*

With appropriate caution, a portion of the Inferred Mineral Resource was included in the business plan optimisation process. This accounts for 10% of the Ore Reserve plan of 14 years. No Inferred Mineral Resource is considered in Ore Reserve reporting.

### Year-on-year changes in Ore Reserve

**Gramalote**
Total (Moz)



Ounces (millions)
1.9
1.8
1.7
1.6
1.5
1.72
0.00
0.00
0.00
0.00
0.00
0.00
0.00
0.00
0.00
0.00
1.72
2020
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/disposal
2021

No changes compared to 2020.

# GRAMALOTE CONTINUED
## Americas

### Ore Reserve sensitivity

**Gramalote**


Percentage change
6
4
2
0
-2
-4
-6
1,000
1,100
1,200
Ore Reserve price ($/oz)
Tonnes
Ounces
Grade

Gramalote is insensitive to a change in the Ore Reserve gold price. There is a 1% upside in ounces at a higher Ore Reserve price and 1% downside in ounces at a lower Ore Reserve price. The Ore Reserve sensitivity uses the following gold prices of $1,000/oz, $1,100/oz and $1,200/oz.

### Competent Persons

| Responsibility | Competent Person | Professional organisation | Membership number | Relevant experience | Qualification |
|---|---|---|---|---|---|
| Mineral Resource | Tom Gell | FAusIMM | 211 795 | 30 years | BSc (Geology), BSc Hons (Geology) |
| Ore Reserve | Romulo Sanhueza | MAusIMM | 211 794 | 24 years | BSc Eng (Mining) |



Aerial view of the Gramalote pit area

# LA COLOSA
## Americas

### Introduction

**Property description**

La Colosa is an exploration project that is wholly owned by AngloGold Ashanti. It is in its fifth year of *force majeure* and as a result the project is on hold.

**Location**

The project is located 150km west of the Colombian capital city, Bogota, and 30km west of the major town of Ibague, which is the capital of the Tolima Department and the location of local government entities monitoring the project.

**History**

Mineralisation at La Colosa was discovered by AngloGold Ashanti's Colombian greenfields exploration team in 2006. Drilling commenced in 2007 and a conceptual study was completed in 2008.

**Legal aspects and tenure**

The EIG-163 mineral title with an area of 9,210 hectares underlies the La Colosa project. In March 2017, the initial six adjacent concession contracts were integrated and AngloGold Ashanti signed the contract for an initial term of 20-years. The ten years of exploration carried out before integration were deducted from the maximum possible of 30 years. The new EIG-163 contract started in "Year 1" of exploration.

The EIG-163 mineral title is located in a forest reserve. A temporary forest subtraction permit must be obtained to carry out exploration activities. The issuing of the permit has been delayed and a *force majeure* was recognised and declared in 2017 by the National Mining Agency. Actual *force majeure* continues until June 2022. The extension needs to be requested and justified on an annual basis. Meanwhile, the mineral title continues in its first year of exploration. Only care and maintenance activities are carried out on site.

**Mining method**

The project is still under development and a number of options were being investigated before *force majeure* was declared. Open pit mining (with potentially minor underground mining) is the preferred mining method. Initial sensitivity studies for annual throughputs ranging from 6Mtpa to 26Mtpa have been carried out. Geotechnical studies for pit designs are at advanced PFS level and pit hydrogeology is at an initial PFS level according to the company standards. The earlier mining studies have used pit optimisations for different gold prices, however, did not advance to more detailed open pit designs.

**Operational infrastructure**

Currently, the project has field infrastructure that supports access to the Mineral Resource with roads, accommodation, and office and surface infrastructure for pre-logging and organisation of the drilling core. There is a core shed facility in the city of Ibague where geological and geotechnical logging are performed. However, all work has stopped.

**Mineral processing**

The project is currently at an early stage however flotation of sulphide ore is being considered as a treatment option.

**Risks**

The La Colosa project is currently at an early project stage and has identified a number of possible technical options all of which are capital intensive. The political risks associated with the mining industry in Colombia, specifically in the Tolima Department, must also be considered in the estimation of the Mineral Resource. The delineation of the Los Nevados Páramo by Resolution 1987 in November 2016 is considered a risk or uncertainty to the Mineral Resource estimate and it is currently being contested. This puts 13.99Moz of Mineral Resource at risk. The failure to grant environmental permits for site operations has hampered progress and it is the reason that *force majeure* was accepted by the government.

# LA COLOSA CONTINUED
## Americas

**Map showing La Colosa project planned pit and licences. The coordinates of the mine, as represented by the pit, are depicted on the map and are in the UTM coordinate system.**


to Calarca
Licences
Exploration
N
Planned mine infrastructure
Ore limit (0.5 ppm Au)
Pit
Settlements
Villages
Roads
Main
Secondary
Tunnel
La Linea Tunnel
Cajamaca
Tunnel de La Linea exclusion zone
EIG-163
0 1 2 3km
Pit co-ordinates
4°27'47"N, 75°29'31"W

## Geology

### Deposit type

The porphyry gold deposit forms part of what is generally known as the Middle Cauca Metallogenic Belt. The best known porphyry (Cu-Au, Au-Cu, Au) and intermediate sulphidation Au-Ag deposits in the Middle Cauca Metallogenic Belt are the Marmato and the Buritica mining operations. Advanced exploration studies exist for the Quebradona, the Titiribi, and the La Mina deposits.

The La Colosa porphyry complex consists of three intrusive stages: the early, the intermineral, and the late-stage magmatic event. The complex exceeds 3km² in areal extent. The U-Pb ages obtained range between 7.4 and 8.5Ma indicating the emplacement of the early, intermineral and late intrusive porphyry stocks occurred during a very short time span of about 1.1Ma. The emplacement of the La Colosa and San Antonio porphyry stocks caused contact metamorphism that transformed the proximal country rocks into hornfels. Recent volcanism in the Central Cordillera accounts for an ash cover varying between 0.5m and 15m thick. The source is the Cerro Machin stratovolcano, located about 17 km to the east of the La Colosa project site.

### Mineralisation style

The La Colosa porphyry gold deposit has nine defined broad hydrothermal alteration assemblages: sodic-calcic alteration, potassic alteration, quartz-sericite alteration, sericitic alteration, chloritic alteration, propylitic alteration, intermediate argillic alteration, silicification, and supergene argillic alteration. Eight types of porphyry veinlets have been recognised: early biotite veinlets, A-type veinlets, B-type veinlets, M-type veinlets, N-type

# LA COLOSA CONTINUED

## Americas

veinlets, AC-type veinlets, S-type veinlets, and D-type veinlets The veinlets occur in the early, intermineral and late porphyries, as well as in the schistose wall rock. In addition, there are veinlets representing a younger, late or post-porphyry event. Gold occurs predominantly as native gold, as electrum, and in minor quantities as gold tellurides and gold-silver tellurides. Gold occurs as isolated grains and as inclusions or fracture fillings in pyrite, pyrrhotite, and silicate minerals such as feldspar and quartz.

### Mineralisation characteristics

At the La Colosa project, three gold mineralising events have been observed. The first gold event (porphyry event) is associated with the magmatic pulses of the intrusive complex. The early intrusive porphyries and early intrusive breccias show gold grades ranging from 0.75 to 1.0g/t. A-type and S-type veinlets are abundant and potassic alteration is the common alteration type. The second gold mineralisation event is associated with the N-trending extensional faults that crosscut the early, intermineral, and late stage porphyries and the wall rock (younger event). The third event, seen locally, is related to supergene argillic-iron-oxide alteration of pyrite-rich/pyrrhotite-poor associated with the late porphyry.

### W-E Geological cross-section through La Colosa, elevation in metres AMSL


E
W
N
W
E
3000 masl
North section 439000
0
750 m
Late stage (Tonalite and quartz diorite porphyries)
Intermineral stage (I1,I2 diorite porphyries and intrusive breccia IBX)
Early stage (E0, E1, E2, E3 diorite porphyries and intrusive breccias EBX1-EBX2 and EBXDM)
Wallrock (Metasediments)
Wallrock ((Hornfels and contact breccia (SBX))
Hydrothermal breccias
Contact breccia
Late diorite porphyry
Drill holes

## Exploration

A total of 148,062m has been drilled to date. Three additional compliance drill holes (800m) and one geotechnical-hydrogeology drill hole was completed in 2017 before activities were suspended in early 2017.

Geometallurgical studies related to comminution modelling focused on obtaining hardness parameters have been undertaken while additional metallurgical comminution tests have been carried out for poorly represented areas. This metallurgical data has been correlated with multi-element assay and spectral mineralogical data to obtain proxies for metallurgical parameters. Some 43,529m (153 drill holes) have been spectrally scanned using a sisuMobi system equipped with a red-green-blue (RGB) camera and a shortwave infrared camera.

### Projects

All project work has been stopped and the company applied for *force majeure* which was granted by the government. It was on that basis that the environmental permits were unduly delayed, as was permission to work in the area around the La Linea tunnel.

# LA COLOSA CONTINUED

## Americas

## Mineral Resource

### Details of average drill hole spacing and type in relation to Mineral Resource classification

| | | Type of drilling | | | | |
|---|---|---|---|---|---|---|
| Category | Spacing m (-x-) | Diamond | RC | Blast hole | Channel | Other |
| Measured | – | – | – | – | – | – |
| Indicated | 75 x 75 | ✔ | – | – | – | – |
| Inferred | 100 x 100 | ✔ | – | – | – | – |
| Grade/ore control | – | – | – | – | – | – |

### Inclusive Mineral Resource

| | | Tonnes | Grade | Contained gold | |
|---|---|---|---|---|---|
| as at 31 December 2021 | Category | million | g/t | tonnes | Moz |
| Open pit | Measured | – | – | – | – |
| | Indicated | 833.49 | 0.87 | 726.31 | 23.35 |
| | Inferred | 217.89 | 0.71 | 154.86 | 4.98 |
| **La Colosa** | **Total** | **1,051.38** | **0.84** | **881.17** | **28.33** |

A Mineral Resource gold price of $1,400/oz has been used.

### Estimation

At La Colosa, approximately 148,062m of drilling supports the estimation of an Indicated Mineral Resource. Gold grades were estimated using ordinary kriging, which was performed into a block size of 50 x 50 x 10m using wireframed lithological domains in a grade-based mineralisation envelope. Estimates were also undertaken for the waste surrounding the mineralisation.

All available geological drill holes, surface sampling and mapping information was validated and used in the modelling process.

The La Colosa Mineral Resource is reported at a cut-off grade of 0.35g/t and it has been classified on the basis of kriging variance related to drill hole spacing.

### Grade tonnage curve

**La Colosa**
Surface (metric)



Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
Cut-off grade (g/t)
0.0
0.2
0.4
0.6
0.8
1.0
1.2
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1.8
1.6
1.4
1.2
0.9
0.7
0.5
Tonnes above cut-off
Average grade above cut-off

### Exclusive Mineral Resource

The La Colosa project currently does not have any declared Ore Reserve and the exclusive and inclusive Mineral Resource numbers are therefore identical.

### Year-on-year changes in Mineral Resource

**La Colosa**
Total (Moz)



Ounces (millions)
30
29
28
27
28.33
0.00
0.00
0.00
0.00
0.00
0.00
0.00
0.00
0.00
28.33
2020
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/ disposal
2021

No changes compared to 2020.

# LA COLOSA CONTINUED
## Americas

### Inclusive Mineral Resource sensitivity

**La Colosa**


Percentage change
6
4
2
0
-2
-4
-6
1,200
1,400
1,600
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade

La Colosa is a high tonnage, low-grade Mineral Resource which is insensitive to changes in the Mineral Resource gold price. There is a 1.7% upside in ounces at a higher Mineral Resource price and 2.1% downside in ounces at a lower Mineral Resource price. The Mineral Resource sensitivity uses the following gold prices of $1,200/oz, $1,400/oz and $1,600/oz.

### Competent Person

| Responsibility | Competent Person | Professional organisation | Membership number | Relevant experience | Qualification |
|---|---|---|---|---|---|
| Mineral Resource | Rudolf Jahoda | MAusIMM | 990 544 | 28 years | MSc (Mining Geology), PhD (Geology) |



El Descanso ridge (looking east) at La Colosa

# QUEBRADONA
## Americas

### Introduction

**Property description**

The Quebradona project was previously a JV between AngloGold Ashanti and B2Gold, and completed a conceptual study (2016) as well as a PFS (2018), which supported the reporting of a maiden Ore Reserve.

The Nuevo Chaquiro deposit that is part of Minera de Cobre Quebradona Project completed a FS in 2021, however the Environmental Impact Assessment (EIA) was not approved by ANLA in 2021. A work plan to address the issues raised by ANLA is being developed and it is expected that this will take 18 to 24 months to complete. During this paused time period additional work will be done on the project. During 2019, B2Gold participation dropped below 5% which triggered AngloGold Ashanti becoming the 100% owner. B2Gold holding will be entitled to a royalty equal to 2% of the net profit generated from the sale of any product.

Five main targets have been identified in the exploration work, namely Nuevo Chaquiro, Aurora, Tenedor, Isabela and La Sola. Nuevo Chaquiro is the most advanced of the targets and the sole mineral deposit considered in the FS and licensing process. Nuevo Chaquiro, a significant copper-gold porphyry-style mineralised system, is one of five known porphyry centres on the property and has been the focus of exploration activities since the beginning of 2011 with more than 75km of drilling. Quebradona will be a copper mine with gold and silver as by-products.

**Location**

The Quebradona project is situated in the Middle Cauca region of Colombia, in the Department of Antioquia, 60km southwest of Medellin and is a 104km commute using the national highway.

**History**

Exploration was carried out from 2004 by AngloGold Ashanti and then from 2006 to 2009 by B2Gold. In 2010 AngloGold Ashanti took management control and focused its exploration effort on Nuevo Chaquiro. In 2014 a conceptual study was initiated which resulted in a declaration of a maiden Mineral Resource in that year. A PFS was completed in January 2019 and a FS completed in 2021. The FS review raised several points which will be addressed during the pause period caused by the delay in the environmental permitting.

**Legal aspects and tenure**

Quebradona comprises one tenement (5881) covering the deposit which is the result of the integration of the five original tenements (5869, 6318, 6359, 7579 and 5881). The integrated tenement 5881 was issued on the 9 December 2016. Concession contract 5881 initially covered a total area of 7,593ha, which was reduced to 4,881.89ha by the relevant mining authority (Secretaría de Minas de Antioquia) on 4 March 2022. It will expire in May 2037 and is currently in its sixth year of the integrated exploration phase.

**Mining method**

The Quebradona project is a greenfield site having completed an initial FS in 2021 which is expected to be formally approved following the granting of the environmental and mining licences that supports the preferred mining method of sub-level caving to extract the ore deposit from underground. The optimised mine design consisting of a revised mining layout and mine schedule is based on the 2021 Mineral Resource model. With the application of operating factors, the relevant cut-off grades, and modifying factors the December 2021 Ore Reserve is then estimated.

FS level test work confirmed that the ore will be treated by a typical porphyry copper flotation circuit producing a copper and gold concentrate from processing approximately 6.2Mtpa underground ore over a 23-year operating period. The FS proposes a processing circuit that includes primary crushing underground, secondary crushing, high pressure grinding rolls, ball milling, rougher-scavenger flotation for all elements (copper, gold, silver as well as pyrite), followed by regrinding the concentrate and cleaning using a mix of column and mechanically agitated cells.

**Operational infrastructure**

The project is close to an existing highway, state and rural roads, and high voltage or medium voltage power infrastructure. The planned underground infrastructure consists of twin adits to access the orebody and number of internal vertical ore passes that gravity feeds to the main ore transfer level. The material will be transferred to the main internal crusher by load and haul dump vehicles.

Crushed material will then be transferred downhill to surface via a 6km conveyor, in a dedicated adit to a single coarse ore stockpile.

# QUEBRADONA CONTINUED
## Americas

### Introduction continued

**Mineral processing**

Metallurgical studies completed during the FS have confirmed the different ore types present in the orebody can be treated by a typical porphyry copper flotation circuit to produce a copper and gold concentrate. Ore extracted from the sub-level cave is crushed underground where waste debris and tramp metal is removed before loading onto the 6km underground conveyor system for delivery to the surface processing coarse ore stockpile with a 24-hour live capacity (approximately 21,300t).

The processing circuit includes underground primary crushing, secondary crushing, high pressure grinding rolls, ball milling, rougher-scavenger flotation for all elements (copper, gold, silver as well as pyrite), followed by regrinding of the concentrate and cleaning using a combination of column and mechanically agitated cells. The majority of the pyrite in the ore reports to the cleaner circuit tails and will be stored in a lined and eventually sealed impoundment within the TSF to avoid any potential acid rock drainage from the bulk high volume rougher tails.

The Quebradona process plant is designed to treat approximately 6.2Mt of material annually to produce copper concentrate over a 23-year operating period. Molybdenum is present in the ore and is not planned for recovery in the initial stages of production.

**Risks**

Several risks or uncertainties have been identified in the estimation of the Mineral Resource and Ore Reserve, which if properly managed can be mitigated. Lateral contacts of the high-grade mineralisation could vary as new information is obtained and supports a progressive drilling campaign to obtain new information well in advance of approving the final development design. Security risk to the Mineral Resource and Ore Reserve estimate is considered low, while Nuevo Chaquiro has a moderate seismic risk to the Mineral Resource and Ore Reserve.

Approximately 97% of the extracted material mined within the LOM mining plan is classified as Indicated (63%) or Measured (34%) Mineral Resource.

Environmental permitting risk was manifest when ANLA did not approve the EIA in 2021 for the Nuevo Chaquiro deposit that is part of the Minera de Cobre Quebradona Project. All efforts are currently being made to address the identified shortcomings of the EIA submission, with the intent to resubmit as soon as possible.



Geotechnical drilling platform at Quebradona

# QUEBRADONA CONTINUED
## Americas

**Map showing the location, infrastructure and mining licence area for Quebradona. The coordinates of the mine, as represented by the helipad, are depicted on the map and are in the UTM coordinate system. The copper ore zone envelope of 0.45% is shown at the intersection of the ore zone at 1,700 metres AMSL.**



TK7-08021
TK7-08031
TK8-08021
500867
500866
502667
LHJ-15051
JLH-16215X
Jerico
SDO-08122
QEF-11131
LHJ-15053X
N
Helipad co-ordinates
5°45'50"N, 75°44'51"W
Licences
Exploration
Exploration application
Planned mine infrastructure
Envelope 0.45% – 1,700mts
Tunnel
Settlements
Villages
Roads
Secondary
Helipad
5881
Corregimiento de Palermo
0
1
2
3km

## Geology

The geology of Nuevo Chaquiro consists of a volcanoclastic sequence of Miocene age (ash, tuffs, agglomerates and andesites) intruded by small dykes of diorite and quartz diorite which are also of Miocene age. This host rocks are intruded by different pulses of mainly medium to fine-grained quartz diorites. The majority of the intrusives do not reach surface and remain as a blind deposit despite erosion acting for a significant period. These intrusive rocks are categorised as pre-mineral, early, intra-mineral and late, according to cross-cutting interrelationships, spatial occurrence and copper-gold values. The alteration develops a well zoned porphyry type system with alteration reflecting different temperatures from propylitic, sericitic, chloritic-sericitic, potassic to calcic-potassic assemblages. Higher grade copper-gold mineralisation is associated with a well-developed quartz vein stockwork in the cupola zone of early quartz diorite which persists over a vertical interval of 500m.

### Deposit type

Nuevo Chaquiro is a typical porphyry copper deposit with large tonnes and low-grade, with gold, molybdenum and silver by-products. The structural setting facilitated the rise of intrusive bodies through the volcaniclastic sequence of the Combia formation.

### Mineralisation style

The Nuevo Chaquiro deposit consists of Miocene-aged diorite, quartz diorite dykes and thin vertical stocks intruding a thick succession of andesitic tuffs and volcaniclastic rocks of the Miocene-age (6 to 10Ma) belonging to Combia formation. The Combia formation fills a large pull-apart basin within the prospective middle Cauca belt of central Colombia. Depth to mineralisation from the surface is around 150 to 400m from northeast to southwest. Typical copper porphyry alteration zonation is evident with a high temperature, potassium silicate central zone (biotite, magnetite, chalcopyrite, and molybdenite), which trends into an overlying sericitic alteration zone (muscovite, chlorite, quartz, pyrite, tourmaline) surrounded by more distal propylitic alteration (chlorite, epidote, illite, carbonate). There is an inner core of calcic-potassic alteration featuring biotite, actinolite, epidote, and anhydrite with lesser copper, gold and molybdenum values.

# QUEBRADONA CONTINUED
## Americas

### Mineralisation characteristics

An early dyke is located in the eastern part of the deposit and is the main supplier of the heat and hydrothermal fluids that caused the mineralising event. In the central area, abundant intra-mineral diorite and quartz diorites are found, which develop a classic ore shell of lower-grade mineralisation associated with these intrusions. Higher grade copper-gold mineralisation is associated with a well-developed quartz vein stockwork in the cupola zone of early quartz diorite which extends over a vertical interval of 500m.

The majority of the intrusive rocks do not outcrop. The mineralised zone is characterised by a fine stockwork with disseminations and veinlets of quartz, magnetite, pyrite, chalcopyrite and molybdenite.

Traces of bornite and cubanite have been locally observed in amounts less than 0.1% volume. Other sulphides include pyrite and pyrrhotite in specific areas. Gold and silver correlate well with copper, with gold grains dominantly occurring on the margins of sulphide grains within chalcopyrite.

### WSW-ENE Geological cross-section through Nuevo Chaquiro, elevation in metres AMSL


WSW
ENE
Elevation mamsl
2,000
1,800
1,600
1,400
1,200
1,000
800
600
600m
Geology
Intramineral
Mineral
Tuff
Premineral
Cu ore zone
1.0%,0.45%,0.1%
Alteration
Calc-pot
Sericite chlorite alteration
Propylitic
Potassic
Sericite alteration

# QUEBRADONA CONTINUED
## Americas

### Exploration

The FS geological model used updated estimation boundaries, a soft boundary approach to estimation and updated Mineral Resource categories based on conditional simulation. Furthermore, the FS used updated geometallurgy, geotechnical parameters, hydrogeology and geological information in potential infrastructure sites (based on drill holes and test pits), structural geology and a revision of the estimated mineralisation endowment.

### Projects

Nuevo Chaquiro is the only orebody considered in Quebradona project for the Mineral Resource and Ore Reserve statement. The PFS was completed in 2019 and a SAMREC Table 1 compiled and reported. The revised FS is expected to be completed during 2022 to 2023 where upon the revised EIA will be resubmitted to the environmental authorities.

### Mineral Resource

**Details of average drill hole spacing and type in relation to Mineral Resource classification**

| | | Type of drilling | | | | |
|---|---|---|---|---|---|---|
| **Category** | **Spacing m (-x-)** | **Diamond** | **RC** | **Blast hole** | **Channel** | **Other** |
| Measured | 30 x 30 | ✔ | – | – | – | – |
| Indicated | 60 x 60 | ✔ | – | – | – | – |
| Inferred | 120 x 120 | ✔ | – | – | – | – |
| Grade/ore control | – | – | – | – | – | – |

Drill hole spacing over the project is variable, being influenced by environmental and community considerations. Where possible, multiple drill holes are conducted from the same drill pad to minimise impact on the environment. Drilling at Quebradona varies from a 30 x 30m to 60 x 60m grid in the central part, to 120 x 120m in the adjacent low-grade Inferred Mineral Resource areas. Due to having multi-hole platforms with angled drilling, the spacing in the upper 300m is tighter than in the deeper portions.



Exploration drill hole core from Quebradona

# QUEBRADONA CONTINUED
## Americas

### Estimation

Estimation uses industry standard ordinary kriging to determine grades. The estimate validation is done graphically on a section by section basis comparing the block model to drill hole geological data, swath plots and statistical comparisons using average samples and average grade block comparisons are also used. New models are compared to old models to check changes. Gaussian anamorphosis with a change of support is used to check global grade-tonnage curves.

The parent block size for estimation used is 40 x 40 x 20m with the overall drill spacing being approximately 80 x 80 m. Typical searches are from 135 to 286m (typical for copper in high- and low-grade respectively).

Estimation is done into different domains which are joined post estimation. Two domains for copper, one for molybdenum, two for sulphur and one for high-grade gold to the west are estimated.

A saprolite surface and four different dyke surfaces are used to estimate density. Capping is based on probability plots and normally effects less than 1% of the samples.

### Grade tonnage curve

**Quebradona**
**Underground (metric)**



Tonnes above cut-off (millions)
623
546
469
392
315
238
161
84
7
0.0
0.5
1.0
1.5
2.0
Cut-off grade (%)
Average grade above cut-off (%)
3
2
1
0
Tonnes above cut-off
Average grade above cut-off

## Ore Reserve

### Estimation

The underground Ore Reserve is based on the most economic portions of the Mineral Resource model contained within a predetermine minable boundary based on a $30/t Net Smelter Return (NSR) cut-off grade that takes into account mining factors and mill recovery assumptions. The mining shapes are based on Measured and Indicated Mineral Resource with a portion of external material to provide an *in situ* $48/t NSR for project capital payback and $26/t NSR break-even grade for processing of development waste.

### Ore Reserve modifying factors

| as at 31 December 2021 | Ore Reserve price | Exchange rate $/COP | Cut-off grade | Dilution % | Grade dilution | MCF % | MetRF % |
|---|---|---|---|---|---|---|---|
| Copper | $2.90/lb | 3,208 | $30/t | 4.14 | 0.34% | 100.0 | 93.6 |
| Gold | $1,200/oz | 3,208 | – | 4.14 | 0.23g/t | 100.0 | 58.6 |
| Silver | $18.67/oz | 3,208 | – | 4.14 | 2.13g/t | 100.0 | 83.6 |

All non-classified Ore Reserve material has been assigned a zero metal grade and is considered as Ore Reserve dilution. The Inferred Mineral Resource portion makes up 1.7% of total tonnes (124Mt) with an estimated metal content of 0.6% copper and 0.8% gold is excluded from the financial evaluation process.

## Copper

### Inclusive Mineral Resource

| | | Tonnes | Grade | Contained copper | |
|---|---|---|---|---|---|
| as at 31 December 2021 | Category | million | %Cu | tonnes million | pounds million |
| Nuevo Chaquiro | Measured | 86.74 | 0.95 | 0.82 | 1,814 |
| | Indicated | 227.33 | 0.87 | 1.97 | 4,338 |
| | Inferred | 305.94 | 0.48 | 1.47 | 3,231 |
| **Quebradona** | **Total** | **620.02** | **0.69** | **4.26** | **9,384** |

The inclusive Mineral Resource is contained at the main Nuevo Chaquiro deposit only, and it is constrained by the MSO process.*

** Comments are also applicable for gold tables and graphs on the subsequent pages.*

# QUEBRADONA CONTINUED
## Americas

### Exclusive Mineral Resource

| as at 31 December 2021 | Category | Tonnes million | Grade %Cu | Contained copper tonnes million | Contained copper Pounds million |
|---|---|---|---|---|---|
| Quebradona | Measured | 45.15 | 0.69 | 0.31 | 684 |
| | Indicated | 148.91 | 0.68 | 1.01 | 2,218 |
| | Inferred | 305.94 | 0.48 | 1.47 | 3,231 |
| | **Total** | **500.01** | **0.56** | **2.78** | **6,134** |

Exclusive Mineral Resource is located in the portion after sub-level cave phase is completed and potentially followed by a block caving phase. The exclusive Mineral Resource estimates are made by subtracting the *in situ* Ore Reserve from the inclusive Mineral Resource.*

### Mineral Resource below infrastructure

All of the Mineral Resource is below infrastructure.*

### Year-on-year changes in Mineral Resource

**Quebradona**

Total (Mlb)



Pounds (millions)
9,800
9,700
9,600
9,500
9,400
9,300
9,200
9,677
0
0
(293)
0
0
0
0
0
0
9,384
2020
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/disposal
2021

Decreases resulted from the remodelling of the orebody including three new drill holes.*

### Inclusive Mineral Resource sensitivity

**Quebradona**



Percentage change
40
30
20
10
0
-10
-20
-30
-40
2.97
3.50
4.03
Mineral Resource price ($/pound)
Tonnes
Pounds
Grade

Quebradona is very sensitive to both an increase and a decrease in the Mineral Resource copper price, however the current output is constrained by the tailings capacity. The Mineral Resource sensitivity uses the following copper prices of $2.97/lb, $3.50/lb and $4.03/lb.

### Ore Reserve

| as at 31 December 2021 | Category | Tonnes million | Grade %Cu | Contained copper tonnes million | Contained copper pounds million |
|---|---|---|---|---|---|
| Nuevo Chaquiro | Proved | – | – | – | – |
| | Probable | 120.01 | 1.23 | 1.47 | 3,250 |
| **Quebradona** | **Total** | **120.01** | **1.23** | **1.47** | **3,250** |

The Ore Reserve was estimated at a cut-off value of $30/t NSR.*

** Comments are also applicable for gold tables and graphs on the subsequent pages.*

# QUEBRADONA CONTINUED
## Americas

### Inferred Mineral Resource in annual Ore Reserve design

| | Tonnes | Grade | Contained copper | |
|---|---|---|---|---|
| as at 31 December 2021 | million | %Cu | tonnes million | pounds million |
| Nuevo Chaquiro | 4.19 | 0.34 | 0.01 | 31 |
| **Total** | **4.19** | **0.34** | **0.01** | **31** |

The Inferred Mineral Resource included in the business plan commences from year three with majority of this material located on the periphery of the upper production levels and directly above the undercut level. This material is planned to migrate down towards the sub-level caving drawpoints as more material is extracted over the LOM. With appropriate caution, a portion of the Inferred Mineral Resource was included in the business plan optimisation process. This accounts for 3.4% of the Ore Reserve plan of 26 years. No Inferred Mineral Resource is considered in Ore Reserve reporting.*

### Ore Reserve below infrastructure

All of the Ore Reserve is below infrastructure.*

### Year-on-year changes in Ore Reserve

**Quebradona**
Total (Mlb)


Pounds (millions)
3,300
3,250
3,200
3,150
3,100
3,050
3,000
3,105
0
0
145
0
0
0
0
0
0
0
3,250
2020
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/disposal
2021

Result of an update in the Mineral Resource model due to three new drill holes, in addition to an update of Mineral Resource classification based on conditional simulation.*

### Ore Reserve sensitivity

**Quebradona**


Percentage change
0
2.46
2.90
3.34
Ore Reserve price ($/pound)
Tonnes
Pounds
Grade

The Ore Reserve is not sensitive to changes in the Ore Reserve copper price, as the estimate is based on the best metal (copper, gold and silver) contained within the mining envelope that aligns with the TSF capacity, and is not sensitive to minor fluctuations in the copper price. The Ore Reserve sensitivity uses the following copper prices of $2.46/lb, $2.90/lb and $3.34/lb.

** Comments are also applicable for gold tables and graphs on the subsequent pages.*

*"The optimised mine design consisting of a revised mining layout and mine schedule is based on the 2021 Mineral Resource model. With the application of operating factors, the relevant cut-off grades, and modifying factors, the December 2021 Ore Reserve is then estimated."*

# QUEBRADONA CONTINUED
## Americas

### Gold

#### Inclusive Mineral Resource

| | | Tonnes | Grade | Contained gold | |
|---|---|---|---|---|---|
| as at 31 December 2021 | Category | million | g/t | tonnes | Moz |
| Nuevo Chaquiro | Measured | 86.74 | 0.50 | 43.79 | 1.41 |
| | Indicated | 227.33 | 0.46 | 103.87 | 3.34 |
| | Inferred | 305.94 | 0.23 | 70.64 | 2.27 |
| **Quebradona** | **Total** | **620.02** | **0.35** | **218.30** | **7.02** |

#### Exclusive Mineral Resource

| | | Tonnes | Grade | Contained gold | |
|---|---|---|---|---|---|
| as at 31 December 2021 | Category | million | g/t | tonnes | Moz |
| Quebradona | Measured | 45.15 | 0.37 | 16.93 | 0.54 |
| | Indicated | 148.91 | 0.34 | 49.89 | 1.60 |
| | Inferred | 305.94 | 0.23 | 70.64 | 2.27 |
| | **Total** | **500.01** | **0.27** | **137.46** | **4.42** |

#### Year-on-year changes in Mineral Resource

**Quebradona**

Total (Moz)



Ounces (millions)
7.6
7.4
7.2
7.0
6.8
6.6
6.4
7.13
0.00
0.00
(0.11)
0.00
0.00
0.00
0.00
0.00
0.00
7.02
2020
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/disposal
2021

#### Ore Reserve

| | | Tonnes | Grade | Contained gold | |
|---|---|---|---|---|---|
| as at 31 December 2021 | Category | million | g/t | tonnes | Moz |
| Nuevo Chaquiro | Proved | – | – | – | – |
| | Probable | 120.01 | 0.67 | 80.83 | 2.60 |
| **Quebradona** | **Total** | **120.01** | **0.67** | **80.83** | **2.60** |

#### Inferred Mineral Resource in annual Ore Reserve design

| | Tonnes | Grade | Contained gold | |
|---|---|---|---|---|
| as at 31 December 2021 | million | g/t | tonnes | Moz |
| Nuevo Chaquiro | 4.19 | 0.23 | 0.96 | 0.03 |
| **Total** | **4.19** | **0.23** | **0.96** | **0.03** |

# QUEBRADONA CONTINUED
## Americas

### Year-on-year changes in Ore Reserve

**Quebradona**
Total (Moz)


Ounces (millions)
2.8
2.7
2.6
2.5
2.4
2.3
2.2
2.49
0.00
0.00
0.11
0.00
0.00
0.00
0.00
0.00
0.00
0.00
2.60
2020
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/disposal
2021

## By-products

### Inclusive Mineral Resource by-product: silver

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained silver tonnes | Moz |
|---|---|---|---|---|---|
| Quebradona | Measured | 86.74 | 5.72 | 496 | 15.95 |
| | Indicated | 227.33 | 5.59 | 1,271 | 40.87 |
| | Inferred | 305.94 | 3.66 | 1,121 | 36.05 |
| | **Total** | **620.02** | **4.66** | **2,888** | **92.86** |

### Inclusive Mineral Resource by-product: molybdenum

| as at 31 December 2021 | Category | Tonnes million | Grade ppm | Contained molybdenum kilotonnes | pounds million |
|---|---|---|---|---|---|
| Quebradona | Measured | 86.74 | 174 | 15.13 | 33 |
| | Indicated | 227.33 | 144 | 32.80 | 72 |
| | Inferred | 305.94 | 135 | 41.35 | 91 |
| | **Total** | **620.02** | **144** | **89.28** | **197** |

### Ore Reserve by-product: silver

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained silver tonnes | Moz |
|---|---|---|---|---|---|
| Quebradona | Proved | – | – | – | – |
| | Probable | 120.01 | 7.29 | 874 | 28.11 |
| | **Total** | **120.01** | **7.29** | **874** | **28.11** |

### Competent Persons

| Responsibility | Competent Person | Professional organisation | Membership number | Relevant experience | Qualification |
|---|---|---|---|---|---|
| Mineral Resource | Pablo Noriega | MAusIMM | 315 688 | 23 years | BSc Hons (Geology) |
| Ore Reserve | Andrew McCauley | MAusIMM | 223 692 | 17 years | Graduate Dip (Mining) |


New York
Washington DC
Elko
Reno
Nevada
Silicon
1
Las Vegas
Denver
Colorado
Los Angeles
Project
0
1,000km
Legend:
1 Silicon (1)
(1) Silicon has been declared as a Mineral Resource for the first time

# UNITED STATES OF AMERICA

## AMERICAS

**AngloGold Ashanti North America Inc manages the Silicon greenfields project, which is located in an emerging district in southern Nevada with significant potential.**

The Silicon project is an exploration stage property 100% owned by AngloGold Ashanti. The Silicon project is located approximately 12km east of the town of Beatty in Nye County, Nevada, United States of America. The Silicon project is the most advanced of AngloGold Ashanti's exploration properties within the Beatty District, an area with a long history of gold mining. A maiden Mineral Resource at Silicon totaling 3.4Moz is declared in 2021. A recently completed conceptual study supports potential for Silicon as an open pit operation amenable to heap leach processing. Planning is underway for PFS studies at Silicon in 2022.

As at 31 December 2021, AngloGold Ashanti had entered into a definitive arrangement agreement (dated as of September 13, 2021) to acquire all the issued and outstanding common shares of Corvus Gold. The acquisition was completed on 18 January 2022. This will add the development stage North Bullfrog project and exploration stage Mother Lode project into the AngloGold Ashanti North America portfolio, which in combination with Silicon and other exploration targets, provides the opportunity to develop a world-class operational cluster within the Beatty district.

**Inclusive Mineral Resource**


3.4
Moz
Inferred

**Exclusive Mineral Resource**


3.4
Moz
Inferred



Exploration drill rigs at Silicon

# SILICON
## Americas

### Introduction

**Property description**

The Silicon project is an exploration stage property 100% owned by AngloGold Ashanti. A conceptual study was completed in September 2021 and supports the reporting of a maiden Mineral Resource.

**Location**

The Silicon project is located approximately 12km east of the town of Beatty in Nye County, Nevada, USA. The project is within the Bare Mountains sub-district, of the Bullfrog Hills-Bare Mountains District.

The Bullfrog Hills-Bare Mountains District is an historic mining centre that produced more than 3Moz of gold and 4Moz of silver, primarily from the Barrick-owned Bullfrog pit (2.6Moz gold, 4.2Moz silver). Exploration drilling undertaken by AngloGold Ashanti to date has delineated significant gold mineralisation at the Silicon project, characterised as an epithermal system hosted in volcanic rock units.

**History**

Silicon was first presented to AngloGold Ashanti in early-2016 with the earn-in Option Agreement with then-owners Renaissance Gold Inc. (RenGold) signed 21 June 2017. The agreement gave AngloGold Ashanti an option to acquire a 100% interest in the project through total payments of $3M to RenGold over three years. This option was fully exercised on 3 June 2020, with RenGold maintaining a 1% NSR on a defined area of interest on the Silicon project. On 18 August, RenGold announced that, subsequent to their merger with Evrim Resources Corp., the newly combined company would be re-named as Orogen Royalties Inc.

The Silicon project area is currently comprised of a block of 949 unpatented mining claims on federally owned public lands, administered by the Bureau of Land Management (BLM). The initial land holding comprised 277 unpatented mining claims under Renaissance Exploration Inc., a subsidiary of Renaissance Gold Inc. Subsequently, AngloGold Ashanti has completed three phases of claim staking, contiguous to the original claim package, for an additional 672 unpatented mining claims.

**Legal aspects and tenure**

The Silicon claim block consists solely of unpatented mining claims. In terms of permitting requirements and any encumbrances to the property controlled by AngloGold Ashanti for mining purposes, the regulatory and financial framework for the control of claims and the use of federal lands for mining purposes is well defined, well executed, supported by legal precedent, and therefore predictable. Relevant US federal and Nevada state laws provide procedures through which mining enterprises can claim mining rights.

Permitting requirements, and the right to conduct mining operations on federal land, are governed by a series of federal and state regulations that require, amongst other things, a plan of operations (submitted to BLM), and environmental assessment, and/or environmental impact statement. The timely submission of these documents, and other applicable permits, grants the mining company the exclusive right to conduct mining operations consistent with its plan of operations and permits.

With regards to royalties, there is an underlying royalty of 2.5% NSR, which applies to all 949 claims in the property land package. The royalty is divided between RenGold (1% NSR) and Altius Minerals (1.5% NSR). There are no buyback provisions. There are no royalties that are required to be paid to either the state or federal government.

**Mining method**

The Silicon deposit is generally a large low-grade deposit, with a smaller high-grade core (expanding at depth). The nature of the Silicon orebody lends itself to conventional large scale open pit mining, which was the mining method chosen for the conceptual study. Conventional drill and blast would be followed by conventional load and haul, using a combination of large-scale hydraulic shovel or excavator and rigid body dump trucks. The material mined would be transported to the ROM stockpile, where it would be either tipped directly into the crusher or stockpiled to be fed at a later time.

**Operational infrastructure**

The Silicon project area currently has minimal infrastructure on site, as it is an exploration area. Current access roads are unsealed, and will require upgrading prior to commencing the project. The Silicon project is located in Nevada, which has several large mining operations currently in production, and as such provides access to all required major mining and processing equipment. The transport infrastructure in Nevada is very well established and maintained.

The town of Beatty and urban centres in the region such as Pahrump and Las Vegas offer infrastructure and services that can support the operation.

# SILICON
## Americas

### Introduction continued

**Mineral processing**

Nevada has a strong presence of heap leach operations, while some ores are refractory and require more complex process flowsheets. Three broad flowsheets were evaluated in the conceptual study to cover the extremes of capital, operating costs and level of complexity. These included heap leaching (ROM and crushed leach); conventional milling and leaching, and finally; milling with a float-fine-grind leach circuit. Both milling options included gravity recovery.

An extensive metallurgical programme tested the recovery response of ores from four main alteration or weathering ore types. A few P100 44mm crushed leach column tests were conducted on PQ core to inform on the potential recovery for a ROM heap leach. The estimated gold recovery displayed lower recoveries, albeit at the lowest cost. A crushed leach with a P100 of 12.5mm achieved the best economic result, where recovery was improved for a moderate increase in costs. The conventional leaching and float-fine-grind options had further improved recoveries, but these were over-shadowed by larger increases in cost. The 12.5mm crushed leach option provided the best outcome at the conceptual study level and was selected as the preferred case for the study.

**Risks**

Identified significant risks or uncertainties in the Mineral Resource estimate can all be mitigated with further work if properly managed. Given the exploration stage of the project, a number of risks, uncertainties and opportunities, are evident in the confidence of the known orebody and potential for upside at Silicon and in the surrounding area. Similarly, metallurgical characteristics and variability require further investigation. Mining rate is an area of notable opportunity, as are selectivity studies. Environmental and permitting risks are mainly associated with potential delays to project progression and as such, permitting remains on the critical path.

**Map showing the location, infrastructure and mining licence area for Silicon. The coordinates of the mine, as represented by the Silicon pit, are depicted on the map and are in the UTM coordinate system.**


Beatty
Silicon pit centroid co-ordinates
36°57'26"N, 116°38'45"W
0
1
3
4.5km
Legend
N
Unpatented mining claims
Silicon claims block
Other AngloGold Ashanti claims
Planned infrastructure
Pits
Plant
Leach pad
Waste dumps
Settlement
Towns
Roads
Main
Secondary

# SILICON CONTINUED
## Americas

### Geology

The Silicon project lies within the southern extension of the Walker Lane trend and overlies the far-western margins of the southwestern Nevada volcanic field (SWNVF). The SWNVF comprises an overlapping complex of calderas (Timber Mountain Caldera Complex) about 30km to the east of Silicon, that developed between 15 and 11Ma.

The geology of the Silicon project comprises a stack of ignimbrite sheets, cut by complex listric faulting. Mineralisation occurred at ca.11.6Ma in the hiatus between large scale ignimbrite events, in apparent association with rhyolitic volcanism. There is a strong structural control to the mineralisation, with it being centred on the Silicon-Tramway faults. The Thompson Fault to the east appears to form a boundary to the mineralisation.

### Deposit type

Silicon is interpreted as an epithermal high-level expression of a magmatic-derived advanced argillic alteration system. Actual gold deposition appears to have occurred under less acidic and low to intermediate sulphidation conditions.

### Mineralisation style

Mineralisation at Silicon exhibits a strong vertical control and is strongly associated with the emplacement of hydrothermal breccias whose matrix is composed of black quartz-pyrite or in quartz ± pyrite veinlets zones. Pre-existing subvertical faults, particularly centred on the Silicon-Tramway fault system, strongly controlled the emplacement of the hydrothermal breccias and quartz ± pyrite veinlet zones. A stratigraphic control on mineralisation is at best a second order feature; the overwhelming control to mineralisation appears to be structure.

### Mineralisation characteristics

In general, gold grades appear associated with the presence of pyrite. In places where higher-grade gold grades occur associated with quartz-pyrite veinlets and stringers, vein textures such as crustiform-colloform banding and platy calcite can be locally seen. A significant portion of the intermediate grade (1 to 3g/t of gold) gold mineralisation recognised to date is found within the advanced argillic alunite-quartz alteration zone, with lesser amounts in illitic, argillic, and even propylitic alteration zones. Two separate hydrothermal events, one related to the early formation of the broad advanced argillic alteration and the other related to the subsequent gold mineralisation, are interpreted to have been superimposed.

### SW-NE Cross-section view across the Silicon deposit, highlighting the location of gold mineralisation associated with the Silicon-Tramway fault corridor, elevation in metres AMSL


SW
NE
1200m
900m
600m
500m
Legend
Silica cap
Toc = Owl Canyon Sequence
Tptu = Tonapah Springs Tuff – upper
Tptu = Tonapah Springs Tuff – lower
Tcbl = Bullfrog Tuff – lower
Tcbu = Bullfrog Tuff – upper
Tosu = Upper Pavits Spring – middle
Tosu = Upper Pavits Spring – lower
Tctu = Upper Tram Tuff
Tctl = Lower Tram Tuff
Tgp = Lower Pavits Spring
Trl = Lithic Ridge Tuff
Older bedrock
Faults
Drill holes
Ore Zone
Au ppm > 0.35gt
Au ppm > 1gt

# SILICON CONTINUED
## Americas

### Exploration

Drilling at Silicon to date comprises 89 RC drill holes (36,706m) and 38 DD holes (18,188m) for a total of 127 drill holes and 54,893m. In addition to Mineral Resource definition drilling, detailed geological mapping at 1:5,000 scale was completed over a total of 58km². Ground geophysics was carried out on the project including a total of 1,307 line km of induced polarisation/ resistivity, ground magnetics and gravity surveys. Geochemical sampling comprising outcrop rock chip sampling and a 2.6 x 2.3km soil survey was also carried out at various phases of the exploration programme.

### Projects

Other exploration targets are present within the Silicon claim block, including Merlin and Maverick; Merlin is a drilling-stage prospect that is currently showing significant potential and is planned to advance into conceptual study in 2021.

### Mineral Resource

#### Details of average drill hole spacing and type in relation to Mineral Resource classification

| | | Type of drilling | | | | |
|---|---|---|---|---|---|---|
| Category | Spacing m (-x-) | Diamond | RC | Blast hole | Channel | Other |
| Measured | – | – | – | – | – | – |
| Indicated | – | – | – | – | – | – |
| Inferred | 80 x 80 | ✔ | ✔ | – | – | – |
| Grade/ore control | – | – | – | – | – | – |

Where there is demonstrated geological continuity, extrapolations are made to a maximum 80m distance from the last point.

#### Inclusive Mineral Resource

| | | Tonnes | Grade | Contained gold | |
|---|---|---|---|---|---|
| as at 31 December 2021 | Category | million | g/t | tonnes | Moz |
| Open pit | Measured | – | – | – | – |
| | Indicated | – | – | – | – |
| | Inferred | 120.44 | 0.87 | 104.96 | 3.37 |
| **Silicon** | **Total** | **120.44** | **0.87** | **104.96** | **3.37** |

The Mineral Resource is reported as at 31 December 2021 and was estimated by ordinary kriging and constrained by pit optimisation at a gold price of $1,500/oz.

#### Inclusive Mineral Resource by-product: silver

| | | Tonnes | Grade | Contained silver | |
|---|---|---|---|---|---|
| as at 31 December 2021 | Category | million | g/t | tonnes | Moz |
| Silicon | Measured | – | – | – | – |
| | Indicated | – | – | – | – |
| | Inferred | 120.44 | 3.66 | 441 | 14.17 |
| | **Total** | **120.44** | **3.66** | **441** | **14.17** |

### Estimation

The estimation of the Mineral Resource considers a geological mineralisation model consisting of three zones based on geological alteration and gold grades, these are: a high-grade zone of over 1.0g/t of gold, a low-grade zone of between 0.35g/t and 1.0g/t of gold, and an outside zone of less than 0.35g/t that is modelled to estimate metal to define dilution or waste zones. The composites are created at the average of the sampling support and are 2m for each of the three zones. A contact analysis was conducted between high-grade and low-grade zones and supported a soft-boundary approach for the estimation that allows interaction inside and outside the contact for 3m (two composites). For the outside zone, the estimation is based only on samples outside the 0.35g/t low-grade contact.

Exploratory data analysis was completed for each geological domain to define the capping, variography and estimation parameters. The high-grade zone was capped at 50g/t which is 99.69% of the distribution. The low-grade zone was capped at 20.8g/t which is 99.92% of the distribution. The outside zone was capped at 1.83g/t which is 99.97% of the distribution.

All estimation was done utilising ordinary kriging, into a parent cell of 20 x 20 x 10m. The interpolation parameters are based on the exploratory data analysis and Quantitative Kriging Neighbourhood Analysis (QKNA) which defines the final parameters. For the high-grade zone, the estimation search reflects the range of variography of 110 x 80 x 12m. The same approach was followed for the low-grade zone, with a search of 135 x 79.5 x 87m. Both

# SILICON CONTINUED
## Americas

zones are estimated using a minimum of six samples and a maximum of 128 samples within angular sectors, to enhance the grade tonnage curves and swath plot validations.

For the outside zone, a more continuous variogram was obtained, but to avoid extended lateral extrapolation, the search volume was defined as 282 x 141 x 100m. The maximum estimated distances respect the search volume distances for the three geological zones and there are no zones where attributed grades are out of an estimated value. An insignificant number of negative grades estimated were replaced by average grades.

### Grade tonnage curve

**Silicon**
Surface (metric)


Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

### Exclusive Mineral Resource

No Ore Reserve has been defined. The exclusive Mineral Resource is therefore equivalent to the inclusive Mineral Resource.

### Year-on-year changes in Mineral Resource

**Silicon**
Total (Moz)


Ounces (millions)
0.00
0.00
3.37
0.00
0.00
0.00
0.00
0.00
0.00
0.00
3.37
2020
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/ disposal
2021

The maiden Mineral Resource is as a result of successful greenfields exploration. The publication is supported by an open pit optimisation at $1,500/oz to demonstrate the reasonable prospect of eventual economic extraction. The gold and silver Mineral Resource is based on the outcomes of the conceptual study.

### Inclusive Mineral Resource sensitivity

**Silicon**


Percentage change
1,300
1,500
1,700
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade

The sensitivity for the project has been evaluated for variations in the Mineral Resource gold price and gold recovery assumptions, as well as operating and capital costs. The open pit is robust, with variations in tonnes and ounces of less than 10% between the base case of $1,500/oz and pits shells generated with approximately $200/oz. The sensitivity analysis on the Mineral Resource shows a drop of 4% in ounces at a price at $1,300/oz and an increase of 5% at a price of $1,500/oz.

### Competent Person

| Responsibility | Competent Person | Professional organisation | Membership number | Relevant experience | Qualification |
|---|---|---|---|---|---|
| Mineral Resource | Derek Nicholson | MAusIMM | 306 185 | 19 years | BSc (Geology), Postgraduate Certificate (Geostatistics) |


Darwin
Western Australia
1
2
Kalgoorlie
Perth
Brisbane
Adelaide
Canberra
Sydney
Melbourne
● Operation ○ Project
0 1,000km



**Legend:**
1 **Sunrise Dam, Butcher Well** (70%) 2 **Tropicana** (70%)

# REGIONAL OVERVIEW
## AUSTRALIA

### Contribution to regional production


46
%
54
Sunrise Dam
Tropicana

**20%**
Contribution to group production

### Key statistics

| | Units | 2021 | 2020 | 2019 |
|---|---|---|---|---|
| Operational performance | | | | |
| Tonnes treated/milled | Mt | 10.05 | 10.2 | 10.1 |
| Recovered grade | oz/t | 0.047 | 0.054 | 0.060 |
| | g/t | 1.47 | 1.68 | 1.87 |
| Gold production | 000oz | 494 | 554 | 614 |
| Total cash costs | $/oz | 1,196 | 968 | 730 |
| All-in sustaining costs | $/oz | 1,500 | 1,225 | 990 |
| Capital expenditure | $m | 185 | 143 | 149 |

# REGIONAL OVERVIEW CONTINUED
## Australia

### Contribution to group Mineral Resource


9.8
Moz
113.4
Australia
Rest of AngloGold Ashanti

### Contribution to group Ore Reserve


3.0
Moz
26.9
Australia
Rest of AngloGold Ashanti

**As at 31 December 2021, the Mineral Resource (inclusive of Ore Reserve) for the Australia region was 9.8Moz (2020: 9.7Moz) and the Ore Reserve was 3.0Moz (2020: 3.0Moz).**

This is equivalent to 8% and 10% of the group's Mineral Resource and Ore Reserve. Production from Australia was steady at 494koz of gold in 2021, equivalent to 20% of group production.

AngloGold Ashanti operates two mines and has one new project in Western Australia.

Sunrise Dam, wholly owned by AngloGold Ashanti, is located 220km northeast of Kalgoorlie and 55km south of Laverton. Gold production started at Sunrise Dam in 1997. Underground mining, carried out by a contract mining company, is now the primary source of ore for the operation, following the cessation of mining in the Cleo open pit in 2014. The owner-operated processing plant comprises conventional gravity and CIL circuits, with a flotation and fine grind circuit commissioned in mid-2018 to improve metallurgical recovery.

Tropicana, a joint operation between AngloGold Ashanti (70% and operator), and AFB Resources Pty Limited, a subsidiary of Regis Resources Limited (30%), is located 200km east of Sunrise Dam and 330km east-northeast of Kalgoorlie. The operation poured first gold in September 2013. Tropicana is a large open pit and underground operation with mining carried out by a contract mining company. The processing plant is owner-operated comprising conventional CIL technology and high-pressure grinding rolls for energy-efficient comminution. A second ball mill was added to the grinding circuit in 2018 to optimise the circuit, improve metallurgical recovery and match mine output.

### Australia Mineral Resource
Per operation/project (Moz)


7
6
5
4
3
2
1
0
0.27
0.33
4.11
4.58
5.35
4.86
Butcher Well
Sunrise Dam
Tropicana
2020
2021

### Australia Ore Reserve
Per operation/project (Moz)


3.0
2.5
2.0
1.5
1.0
0.5
0.0
1.15
1.31
1.89
1.67
Sunrise Dam
Tropicana

Butcher Well, a JV between AngloGold Ashanti (70%) and Northern Star Resources Limited (Northern Star Resources, 30%), is located 20km west of the Sunrise Dam Mine and is considered as a potential satellite operation.



Shovel loading truck at Tropicana

# REGIONAL OVERVIEW CONTINUED

## Australia

**Inclusive Mineral Resource**


2.4
4.1
Moz
3.3
Measured
Indicated
Inferred

**Exclusive Mineral Resource**


1.2
4.1
Moz
1.5
Measured
Indicated
Inferred

**Ore Reserve**


1.2
Moz
1.7
Proved
Probable

### Inclusive Mineral Resource

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Moz |
|---|---|---|---|---|---|
| Australia | Measured | 56.08 | 1.35 | 75.74 | 2.44 |
| | Indicated | 58.45 | 1.73 | 101.24 | 3.26 |
| | Inferred | 50.07 | 2.53 | 126.83 | 4.08 |
| | **Total** | **164.59** | **1.85** | **303.82** | **9.77** |

### Exclusive Mineral Resource

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Moz |
|---|---|---|---|---|---|
| Australia | Measured | 29.92 | 1.25 | 37.49 | 1.21 |
| | Indicated | 33.13 | 1.42 | 47.21 | 1.52 |
| | Inferred | 50.07 | 2.53 | 126.83 | 4.08 |
| | **Total** | **113.12** | **1.87** | **211.52** | **6.80** |

### Ore Reserve

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Moz |
|---|---|---|---|---|---|
| Australia | Proved | 26.41 | 1.46 | 38.43 | 1.24 |
| | Probable | 25.31 | 2.13 | 54.04 | 1.74 |
| | **Total** | **51.73** | **1.79** | **92.47** | **2.97** |



Underground sampling at Tropicana

# SUNRISE DAM

## Australia

### Introduction

**Property description**

Sunrise Dam is an active underground and open pit mine that is wholly owned by AngloGold Ashanti. AngloGold Ashanti conducts all brownfield exploration activities on the site and all tenements and permits are in good standing.

**Location**

Sunrise Dam is approximately 205km north-northeast of Kalgoorlie and 55km south of Laverton in Western Australia.

**History**

Open pit production began in 1997 and the main pit (Cleo) completed at a final depth of 500m below surface in 2014. Underground mining commenced in 2003 with a number of different mining methods being applied, depending on the style of mineralisation and grade of the geological domain. In 2021, mining commenced at the Golden Delicious satellite pit using open cut mining methods.

**Legal aspects and tenure**

Sunrise Dam operates within two mining leases covering over 7,800ha, which are in good standing with the expiry dates in 2038. All Mineral Resource, Ore Reserve and mine infrastructure are hosted within lease M39/1116 while lease M39/1117 hosts water extraction infrastructure used to supply the operation with water.

**Mining method**

Mining at Sunrise Dam consists of both surface and underground operations.

The underground mining is carried out by specialised underground contractors (Barminco). The mining methods employed are domain-dependent and relate to the style of mineralisation. Sublevel open stoping methods are the preference in areas where bulk mineralisation occurs (GQ, Cosmo, Dolly, and Vogue). Other areas (Cos East, Sunrise Shear, and Astro) use narrow open-stoping methods. Where possible, all waste from infrastructure development is used to backfill mined stopes.

The open pit mining is also carried out by specialised mining contractors (Carey Mining), and consists of conventional drill and blast and load and haul activities, with ore stockpiled on the surface near the pit crest and overhauled to the ROM pad with the waste material reporting to external waste dumps.

Large surface low-grade stockpiles are used to supplement the mill feed.

**Operational infrastructure**

All required infrastructure is in place including a fully functional camp, process plant, tailings facility, gas pipeline, power plant and electrical reticulation, offices, airstrip, and road system. The underground infrastructure caters for all ventilation and dewatering needs with provisions made in the budget for extensions and upgrades.

**Mineral processing**

Processing at Sunrise Dam is via a conventional three-stage crushing / two-stage milling CIL circuit, with a pyrite flotation and ultrafine grinding circuit commissioned in 2018. The gravity circuit recovers approximately 30% of the gold, with the CIL circuit and Anglo American Research Laboratories (AARL) elution used to recover the remainder. Electrowinning recovers gold from the Acacia™ reactor and eluted to produce gold doré. The plant throughput at Sunrise Dam is 4.1Mtpa.

**Risks**

No significant risks or uncertainties in the Mineral Resource estimate have been identified.

The complexity of the Sunrise Dam mineralisation means that the largest risk or uncertainty associated with the estimation of the Ore Reserve is linked to the accuracy of the Mineral Resource estimate. Design risk is low as the mining methods have been practiced at Sunrise Dam for the past ten years.

An independent external Mineral Resource and Ore Reserve audit was undertaken in 2021 by SRK Consulting and found no significant flaws in process or output. Certificates of sign-off have been received to state that the Mineral Resource and Ore Reserve estimates are reported in accordance with the SAMREC Code.

# SUNRISE DAM CONTINUED
## Australia

**Map showing the location, infrastructure and mining licence area for Sunrise Dam, with the total mining lease insert shown in the top right corner. The coordinates of the mine, as represented by the plant, are depicted on the map and are in the UTM coordinate system.**



to Laverton
Insert: Total mining lease area
0
15
30km
Golden Delicious
Mine village
Cleo Pit
Daniel portal
GQ portal
Cosmo portal
WSZ portal
Watu portal
Lake Carey
M39/1116
Plant centroid co-ordinates
29°05'35"S, 122°;26'18"E
0
1
2
3km
to Kalgoorlie
Licences
N
Mining
Exploration
Butcher Well JV licences
Mining
Exploration
Mine infrastructure
Pits
Plant
ROM pad
TSF
Waste dumps
Underground access
Village
Roads
Main
Secondary
Airfield
Lake Carey
Insert
Total mining lease area
Map zoomed in area

# SUNRISE DAM CONTINUED
## Australia

**N-S Long section showing the historic open pit shell and current underground workings at Sunrise Dam, elevation in mRL***


North
+2400mRL
+2100mRL
+1800mRL
+1500mRL
+1200mRL
Open pit excavation
Underground excavation
0
250m

**mRL = 2,420m AMSL*

## Geology

### Deposit type

Sunrise Dam is considered to be a mesothermal gold deposit, typical of many orebodies found in the Archaean greenstone belts of Western Australia.

### Mineralisation style

At Sunrise Dam, gold mineralisation is structurally controlled and vein hosted. The style of mineralisation can be differentiated depending on the structure or environment in which it is hosted.

There are three dominant styles recognised:

- Shear-related and high strain e.g. Sunrise Shear Zone
- Stockwork development in planar faults with brittle characteristics (these occur in all rock types and are commonly concentrated at contacts within the volcanic stratigraphy or the porphyry margin and within hinge positions within the magnetite shales) e.g. Cosmo, Dolly and Vogue orebodies
- Placer-style mineralisation hosted within the fluvial sediments.

Gold mineralisation at Golden Delicious is hosted by a suite of granitoids, which intrude intermediate to mafic volcanic and volcaniclastic greenschist host rocks. The area has been deeply weathered, partly eroded, and blanketed by transported lateritic gravels.

### Mineralisation characteristics

Mineralisation is typically hosted in quartz-carbonate veins and breccias with varying quantities of pyrite and arsenopyrite. Gold occurs as free gold and is also occluded in the sulphides. The gold mineralisation is often associated with strongly altered country rocks proximal to the shear and fracture network that the hydrothermal fluids have passed through.

At Golden Delicious, the majority of the gold mineralisation is hosted within the monzonite and to a lesser extent the syenite and granite. Gold observed in thin section is typically spatially associated with pyrite stringers and as inclusions within altered feldspars or carbonate.

## Exploration

Exploration activities conducted in 2021 consisted of DD and RC drilling campaigns in both the underground and surface environments.

The focus of exploration in 2021 has been to develop the Mineral Resource through defining extensions and converting known orebodies into Indicated Mineral Resource. Sunrise Dam is two years into a three-year strategy of Mineral Resource growth through increased exploration DD with the aim of adding three years of Ore Reserve to extend the LOM.

The exploration strategy for 2022 involves converting the remaining high priority ore zones from Inferred Mineral Resource to Indicated Mineral Resource classification. Exploration drilling targets are also being prioritised to maintain the pipeline of material to replenish Inferred Mineral Resource. Lastly, a new underground drilling platform is being developed which should provide advantageous drilling orientations to define a major extension to high-grade lodes within the Frankie orebody.

# SUNRISE DAM CONTINUED
## Australia

### Geological cross-section looking north through the Sunrise Dam underground, elevation in mRL*


W
E
Legend
Dolerite
Ultramafic Volcanics
Lamprophyre
Felsic Intrusives
BIF Sediments
Fine-grained Sediments
Medium Grained Sediments
Coarse-grained Sediments
Megacrystic Andesite
Andesite
Cleo Upper Shear Zone
Sunrise Shear Zone
Lower Midway Shear Zone
Carey Shear Zone

*mRL = 2,420m AMSL*

## Mineral Resource

### Details of average drill hole spacing and type in relation to Mineral Resource classification

| Category | Spacing m (-x-) | Type of drilling: Diamond | RC | Blast hole | Channel | Other |
|---|---|---|---|---|---|---|
| Measured | 10 x 10, 12.5 x 12.5 | ✔ | ✔ | – | – | – |
| Indicated | 40 x 20, 40 x 40 | ✔ | ✔ | – | – | – |
| Inferred | 40 x 40, 100 x 100 | ✔ | ✔ | – | – | – |
| Grade/ore control | 6 x 8, 10 x 10 | – | ✔ | ✔ | – | – |

### Inclusive Mineral Resource

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| Golden Delicious | Measured | 0.24 | 1.18 | 0.29 | 0.01 |
| | Indicated | 3.03 | 1.16 | 3.50 | 0.11 |
| | Inferred | 0.02 | 0.86 | 0.02 | 0.00 |
| | **Total** | **3.29** | **1.16** | **3.80** | **0.12** |
| Stockpile (open pit) | Measured | 7.38 | 0.93 | 6.89 | 0.22 |
| | Indicated | – | – | – | – |
| | Inferred | – | – | – | – |
| | **Total** | **7.38** | **0.93** | **6.89** | **0.22** |
| Underground | Measured | 16.37 | 1.87 | 30.56 | 0.98 |
| | Indicated | 22.88 | 1.98 | 45.32 | 1.46 |
| | Inferred | 23.58 | 2.36 | 55.65 | 1.79 |
| | **Total** | **62.83** | **2.09** | **131.53** | **4.23** |
| Stockpile (underground) | Measured | 0.08 | 2.53 | 0.19 | 0.01 |
| | Indicated | – | – | – | – |
| | Inferred | – | – | – | – |
| | **Total** | **0.08** | **2.53** | **0.19** | **0.01** |
| **Sunrise Dam** | **Total** | **73.58** | **1.94** | **142.42** | **4.58** |

# SUNRISE DAM CONTINUED
## Australia

Underground and open cut depletion actuals are used until the end of September with the remaining depletion being predicted from the mining schedule. The case for eventual economic extraction of the reportable Mineral Resource is met by utilising a MSO tool in Deswik (Deswik.SO™). Deswik.SO generates shapes based on mineable geometries and volumes which exceed the Mineral Resource cut-off grade based on corporate guidance. Depletion is coded into the model and metal which has been depleted is ignored by MSO. A stand-off distance of 5m is applied to historic mining stope voids to ensure geotechnical stability and material within this 5m zone are considered to be sterilised, unless explicitly informed by the geotechnical department. Shapes are generated and evaluated through the block model to determine the final Mineral Resource. In the event that the MSO output does not completely encompass the Ore Reserve (due to planned dilution and mining requirements) the Ore Reserve is included with the final Mineral Resource reporting solid.

### Estimation

Estimation of the underground Mineral Resource uses the geological model boundaries to subdivide all drill hole data into appropriate domains. The geostatistical method of ordinary block kriging is used to estimate the Mineral Resource. High-grade restraining is used to limit the effects of outlier grade values. Dense patterns of underground RC drilling are completed prior to the final mine design, upon which, grade control models are created using conditional simulation. This allows for the probabilistic determination of the optimal mining stope configuration. Mining of the open pit Mineral Resource was completed in early 2014. Remaining stockpiled material is estimated based on detailed grade control drilling completed prior to mining. Grades were estimated by means of the conditional simulation geostatistical method.

The Golden Delicious deposit has been estimated using LUC. All available geological drill hole information is validated for use in the models and the local geology of the deposit is used to classify the drill hole information into appropriate estimation domains. Detailed statistical analyses are conducted on each of these domains and this allows for the identification of high-grade outliers. If these values are anomalous to the characteristics of the general population they are then cutback to an appropriate upper limit for the population.

### Grade tonnage curves

**Sunrise Dam**
**Surface (metric)**


Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

**Sunrise Dam**
**Underground (metric)**


Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

The underground grade tonnage curve is calculated at a range of cut-off grades within the MSO mining constraint shapes.

### Exclusive Mineral Resource

| | | Tonnes | Grade | Contained gold | |
|---|---|---|---|---|---|
| as at 31 December 2021 | Category | million | g/t | tonnes | Moz |
| Sunrise Dam | Measured | 12.16 | 1.63 | 19.82 | 0.64 |
| | Indicated | 16.50 | 1.60 | 26.48 | 0.85 |
| | Inferred | 23.60 | 2.36 | 55.67 | 1.79 |
| | **Total** | **52.26** | **1.95** | **101.96** | **3.28** |

The Sunrise Dam exclusive Mineral Resource is dominantly comprised of underground material. The majority (99%) of the exclusive Mineral Resource is represented by material within the underground mining environment with the remaining 1% from the Golden Delicious open cut mine and marginal stockpile material.

Pillar material has largely been removed from this total, as have skins around historic stoping voids. All underground material reported is reported within a MSO output which has had the Ore Reserve spatially cut out to leave a spatial exclusive Mineral Resource.

# SUNRISE DAM CONTINUED
## Australia

### Mineral Resource below infrastructure

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| Sunrise Dam | Measured | 2.15 | 1.95 | 4.19 | 0.13 |
| | Indicated | 11.35 | 2.51 | 28.50 | 0.92 |
| | Inferred | 14.75 | 1.64 | 24.13 | 0.78 |
| | **Total** | **28.25** | **2.01** | **56.81** | **1.83** |

The Mineral Resource below the 1,350mRL (1,050m below surface) is considered to be below all mining infrastructure and constitutes nearly 40% of the inclusive Mineral Resource. Half (50%) of this material is classified as Indicated Mineral Resource confidence and will likely show a good conversion rate to Measured Mineral Resource. A large portion (42%) of the material is Inferred Mineral Resource and has the potential to be upgraded based on new information.

### Year-on-year changes in Mineral Resource

**Sunrise Dam**
Total (Moz)



Ounces (millions)
5.5
5.0
4.5
4.0
3.5
3.0
4.11
(0.26)
1.17
0.11
(0.17)
(0.39)
0.00
0.00
0.00
0.00
4.58
2020
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/disposal
2021

Increase due to ongoing advanced grade control and exploration activities offset by minor local changes in gold price and an overall increase of costs.

### Inclusive Mineral Resource sensitivity

**Sunrise Dam**



Percentage change
35
25
15
5
0
-5
-15
-25
1,300
1,500
1,700
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade

The Mineral Resource is very sensitive to the gold price. A decrease in price of $200 to $1,300/oz would result in a decrease in ounces of 14%. This price change results in an increase in the cut-off grade of 0.3g/t. An increase in price of $200 to $1,700/oz shows an increase in ounces of 15%. This price change results in a decrease in cut-off grade of 0.1g/t.

*"The focus of exploration in 2021 has been to develop the Mineral Resource through defining extensions and converting known orebodies into Indicated Mineral Resource."*

# SUNRISE DAM CONTINUED
## Australia

## Ore Reserve

### Ore Reserve

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| Golden Delicious | Proved | 0.16 | 1.33 | 0.21 | 0.01 |
| | Probable | 1.91 | 1.38 | 2.63 | 0.08 |
| | **Total** | **2.07** | **1.37** | **2.84** | **0.09** |
| Stockpile (open pit) | Proved | 7.38 | 0.93 | 6.89 | 0.22 |
| | Probable | – | – | – | – |
| | **Total** | **7.38** | **0.93** | **6.89** | **0.22** |
| Underground | Proved | 4.56 | 2.41 | 11.00 | 0.35 |
| | Probable | 7.49 | 2.63 | 19.71 | 0.63 |
| | **Total** | **12.05** | **2.55** | **30.71** | **0.99** |
| Stockpile (underground) | Proved | 0.08 | 2.53 | 0.19 | 0.01 |
| | Probable | – | – | – | – |
| | **Total** | **0.08** | **2.53** | **0.19** | **0.01** |
| **Sunrise Dam** | **Total** | **21.58** | **1.88** | **40.64** | **1.31** |

The Sunrise Dam Ore Reserve consists of the underground, open pit, and low-grade stockpile source material.



Thickeners at Sunrise Dam

# SUNRISE DAM CONTINUED
## Australia

### Estimation

The underground Ore Reserve has been derived from the Mineral Resource model, with the Proved and Probable Ore Reserve consisting of that part of the Measured and Indicated Mineral Resource model deemed to be economically mineable based on reference assumptions such as price, and modifying factors such as dilution, mining losses and mill recovery. The economically mineable shapes derived from the model have been used as the basis of a detailed LOM plan that is projected to provide a margin on total cost at the planning price of $1,500/oz.

The 2021 Ore Reserve estimate reflects the fact that Sunrise Dam is two years into a three-year "growth through exploration" phase that aims to unlock the value of the asset, with Ore Reserve growth the initial step in a move toward optimisation through full asset potential. The Ore Reserve has been estimated using a mine-constrained break-even cut-off determined at a $1,200/oz gold price under budget cost conditions across the six-year Ore Reserve life.

This has meant that significant marginal material was included in the plan in order to keep the plant operating at full capacity.

The Ore Reserve has been evaluated economically and shown to be cash flow positive at a $1,500/oz gold price. It is AngloGold Ashanti's opinion that there is sufficient margin between this price and the current spot price of gold for this to define an Ore Reserve.

### Ore Reserve modifying factors

| as at 31 December 2021 | Gold price $/oz | Exchange rate $/AUD | Cut-off grade g/t Au | Stoping width cm | Dilution % | Dilution g/t | RMF (% based on tonnes) | MRF (% based on tonnes) | MCF % | MetRF % |
|---|---|---|---|---|---|---|---|---|---|---|
| Golden Delicious | 1,200 | 0.74 | 0.75 | – | 0.0 | 0.0 | 100.0 | 100.0 | 100.0 | 92.0 |
| Underground | 1,200 | 0.74 | 1.65 | 1,080 | 5.6 | 0.7 | 100.0 | 100.0 | 100.0 | 83.4 |
| Stockpile (underground) | 1,200 | 0.74 | 1.65 | – | 0.0 | 0.0 | 100.0 | 100.0 | 100.0 | 83.4 |

The modifying factors applied to the Sunrise Dam Ore Reserve have been based on historic reconciliation results, where a long-term positive reconciliation trend has been identified. As a result, the applied factors can be considered aggressive when compared to the industry norms. Steps have been taken throughout 2021 to review the reconciliation data in support of maintaining the current modifying factors. This has seen a slight increase in the percentage of planned dilution compared with previous years, in combination with a reduction in the dilution grades applied. More work will be done in 2022.

### Inferred Mineral Resource in annual Ore Reserve design*

| | Tonnes | Grade | Contained gold | |
|---|---|---|---|---|
| as at 31 December 2021 | million | g/t | tonnes | Moz |
| Underground | 0.04 | 2.80 | 0.12 | 0.00 |
| **Total** | **0.04** | **2.80** | **0.12** | **0.00** |

** Inferred Mineral Resource including lower confidence material*

AngloGold Ashanti's planning process allows the use of Inferred Mineral Resource in Ore Reserve determination and reporting as well as in our business planning. These two are closely aligned with the Ore Reserve being a subset of the business planning process. It is important to note that in all AngloGold Ashanti's processes, despite the use of Inferred Mineral Resource, we never convert the Inferred Mineral Resource to a Ore Reserve.

AngloGold Ashanti completes an Inferred Mineral Resource risk test on all plans. This involves setting the Inferred Mineral Resource grade to zero within the Ore Reserve design (thereby considering a worst-case scenario whereby the Inferred Mineral Resource totally fails to deliver, and it is completely made up of waste). The Ore Reserve design is evaluated with the Inferred Mineral Resource at zero grade, and if the design using Measured and Indicated Mineral Resource remains financially positive, it has been proven that the Ore Reserve is robust enough to make a positive financial return and therefore satisfies the requirements of a Ore Reserve.

With appropriate caution, a portion of the Inferred Mineral Resource has been included in the six-year Ore Reserve mine plan, representing less than 0.3% of the total inventory. For all economic analysis, the grade of the Inferred Mineral Resource material was re-assigned as zero.

# SUNRISE DAM CONTINUED
## Australia

### Ore Reserve below infrastructure

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| Sunrise Dam | Proved | – | – | – | – |
| | Probable | 0.88 | 2.55 | 2.24 | 0.07 |
| | **Total** | **0.88** | **2.55** | **2.24** | **0.07** |

The Ore Reserve below infrastructure consists of that material from the Vogue and Carey orebodies below the 1,350mRL.

### Year-on-year changes in Ore Reserve

**Sunrise Dam**
Total (Moz)



Ounces (millions)
2.0
1.6
1.2
0.8
0.4
1.15
(0.24)
0.42
0.45
0.00
(0.34)
(0.16)
(0.01)
0.02
0.00
0.00
1.31
2020
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/disposal
2021

The increase in the reported Ore Reserve is due to exploration success and a revised methodology for underground stope optimisation offset by more conservative extraction ratios and increased unit costs.

### Ore Reserve sensitivity

**Sunrise Dam**



Percentage change
25
20
15
10
5
0
-5
-10
-15
1,100
1,200
1,300
Ore Reserve price ($/oz)
Tonnes
Ounces
Grade

The Ore Reserve is very sensitive to changes in the gold price. Sensitivities conducted on the 2021 Ore Reserve indicate that a $100 decrease in gold price results in a 10% reduction in Ore Reserve ounces. Conversely, an $100 increase in gold price results in a 16% increase in Ore Reserve ounces.

### Competent Persons

| Responsibility | Competent Person | Professional organisation | Membership number | Relevant experience | Qualification |
|---|---|---|---|---|---|
| Mineral Resource | David Perkin | MAusIMM | 326 239 | 13 years | BSc Hons (Geology), MSc (Geology), Postgraduate Certificate (Geostatistics) |
| Ore Reserve (surface) | Joanne Endersbee | MAusIMM | 334 537 | 12 years | – |
| Ore Reserve (underground) | Cailli Knievel | MAusIMM | 205 388 | 26 years | BEng (Mining Engineering) |

# BUTCHER WELL
## Australia

### Introduction

**Property description**

Butcher Well is a JV with Northern Star Resources Limited, (AngloGold Ashanti 70%, and Northern Star Resources Limited 30%). The JV encompasses two tenement packages, Butcher Well and Lake Carey, covering approximately 339.56km². AngloGold Ashanti also holds a significant tenement package adjacent to the Northern Star JV properties. The project is in the exploration stage, with no Ore Reserve declared. An Inferred Mineral Resource is stated, which has been the subject of a conceptual study.

**Location**

The Butcher Well Project is located in the Laverton district of Western Australia, 20km southwest of AngloGold Ashanti's Sunrise Dam Gold Mine and 180km northeast of Kalgoorlie. The Sunrise Dam airstrip is approximately 70km by road from the project, with a travel time of approximately 90 minutes, on the current road going around the southern part of Lake Carey. Lake Carey is a large salt lake that covers a part of the western project area, Sunrise Dam lies to the east of the lake and the Butcher Well project lies on the western shore.

**History**

The Butcher Well deposits were discovered in the late 1980s by Billiton Australia Gold Limited, with the original mining leases pegged in 1988. Exploration over the deposits and surrounding area continued into the early 1990s. A mining proposal was submitted in 1993 and a Mineral Resource of 255koz gold at 2.9g/t declared across the Butcher Well, Crimson Belle and Thin Lizzy deposits. In 1994, with the project under a JV between Sons of Gwalia Limited and Mount Burgess Gold Mining Company N.L., a study was undertaken by Sons of Gwalia to examine the feasibility of mining and 43koz gold was produced from the Butcher Well, Enigmatic and Hronsky pits.

Following the collapse of Sons of Gwalia in 2004, St Barbara Mines acquired all their holdings and sold on the South Laverton assets, including Butcher Well, to Saracen Mineral Holdings in 2006. Saracen continued exploration at Butcher Well, leading to several Mineral Resource and Ore Reserve updates. In 2012 limited open pit mining was completed at Butcher Well with approximately 12koz gold produced from the Sizzler and Old Camp pits. In 2021, Saracen Mineral Holdings and Northern Star Resources merged, to form the merged entity known as Northern Star Resources Limited.

**Legal aspects and tenure**

Butcher Well has security of tenure for all current exploration licences and for the contiguous mining leases that covers its Mineral Resource. The Mining leases are: M39/165 valid from 16 Dec 1988 to 15 Dec 2030 covering 602.35ha; M39/166 valid from 16 Dec 1988 to 15 Dec 2030 covering 990ha; and M39/230 valid from 31 Jul 1990 to 30 Jul 2032 covering 446.4ha.

**Mining method**

As the project is still in a conceptual study phase, no mining has yet taken place as part of the current JV.

Open pit mining is expected to be conventional open cut, drill and blast, followed by truck and excavator operation to develop the deposits. Underground mining is likely to be Transverse Longhole Open Stoping.

**Operational infrastructure**

Power is likely to be generated on-site via diesel generators. Water can be sourced from the existing flooded pits or bores. Ore material will be trucked to Sunrise Dam via existing secondary roads.

**Mineral processing**

Ore from Butcher Well will be processed at the Sunrise Dam processing plant. Processing at Sunrise Dam is via a conventional three-stage crushing, two-stage milling CIL circuit, with a pyrite flotation and ultrafine grinding circuit commissioned in 2018. The gravity circuit recovers approximately 30% of the gold, with the CIL circuit and AARL elution used to recover the remainder. Electrowinning recovers gold from the Acacia™ reactor and eluate to produce gold doré. Plant throughput at Sunrise Dam is 4.1Mtpa, and Butcher Well ore will supplement ore production from the Sunrise Dam underground mine to maintain the mill throughput.

**Risks**

Butcher Well has been the focus of a conceptual study. Further exploration was completed in 2021 to further define the mineralisation. The project contains a mix of historical and new drilling. Only areas that have had follow-up drilling by AngloGold Ashanti have been reported in the current Mineral Resource estimate. Further drilling in and around the old open pits is required to confirm the mineralisation, which may represent some upside to the Mineral Resource. The fresh rock in the north of the project area is highly refractory, with low metallurgical recoveries.

No Ore Reserve is currently declared for the project, which is in the early stages of study.

# BUTCHER WELL CONTINUED
## Australia

**Map showing the location, infrastructure and mining licence area for Butcher Well, with the total mining lease area shown in the top right corner. The coordinates of the mine, as represented by the Sizzler pit, are depicted on the map and are in the UTM coordinate system.**



to Laverton
Insert: Total mining lease area
0
15
30 Km
M39/118
M39/232
M39/471
M39/119
M39/120
M39/652
M39/230
M39/165
Butcher Well North pit
Sizzler pit
Hronsky/ Enigmatic pits
Old Camp pit
M39/166
to Leonora
to Kalgoorlie
Licences
Mining
Exploration
Butcher Well JV Licences
Mining
Exploration
Mine Infrastructure
Pits
ROM pad
Waste dumps
Roads
Main
Lake Carey
Insert
Total mining lease area
Map zoomed in area
N
0 0.5 1 1.5km
Butcher Well Sizzler pit centroid co-ordinates 29°15'11"S, 122°19'15"E

# BUTCHER WELL

## Australia

### Geology

Butcher Well appears to be on the sub-vertical eastern limb of an isoclinal fold, possibly an anticline, with mafic volcanic rocks forming its core (approximately of 2.5km wide), flanked by clastic sedimentary rocks.

#### Deposit type

Butcher Well is located in the Laverton Greenstone Belt and hosts orogenic style gold mineralisation within a basalt and spatially associated with syenite dykes.

#### Mineralisation style

Gold mineralisation within fresh rock principally occurs within steeply dipping northerly-trending panels, occurring in three main domains: Butcher Well in the north, Hronsky-Engimatic centrally, and Old Camp in the south. Supergene gold dispersion and enrichment broadens the mineralised envelope within the saprolite as oxide mineralisation, which has largely been exploited in the historical open pits.

#### Mineralisation characteristics

Gold is associated principally with finely-disseminated pyrite and arsenopyrite within the host rock, concentrated within narrow planar zones, rather than in large auriferous quartz veins as is more common in orogenic gold deposits. Fresh-rock mineralisation is associated with host-rock brecciation, dense micro-veining, and intense sulphidic alteration with classic lower-greenschist alteration mineralogy: quartz-albite-ankerite-pyrite-arsenopyrite. The mineralised zones often do not host obvious measurable structures such as vein sets or foliation.

#### Schematic geological long-section of Butcher Well, looking west, elevation in metres AMSL


400m AMSL
200m AMSL
0m AMSL
-200m AMSL
Camp Pit
Enigmatic-Hronsky Pit
Sizzler Pit
Butcher Well Pit
N
500m
Legend
Syenite
Core Andesite
Core Basalt
Andesite
Tholeiitic Basalt
0.3 g/t Au
Structural trend of mineralisation
Trend of stratigraphy

### Exploration

Exploration during 2021 targeted infill and extensions to the underground mineralisation in the Camp Zone. The project area contains a mix of recent and historical drilling. AngloGold Ashanti has completed DD and RC drilling over the areas reported as a Mineral Resource.

### Projects

Butcher Well has been the focus of a conceptual study, with additional drilling completed in 2021 to further define the mineralisation. Further studies are required to assess the fit of the project into the Sunrise Dam LOM plan.

> *"An Inferred Mineral Resource is stated, which has been the subject of a conceptual study."*

# BUTCHER WELL CONTINUED
## Australia

### Mineral Resource

#### Details of average drill hole spacing and type in relation to Mineral Resource classification

| | | Type of drilling | | | | |
|---|---|---|---|---|---|---|
| Category | Spacing m (-x-) | Diamond | RC | Blast hole | Channel | Other |
| Measured | – | – | – | – | – | – |
| Indicated | – | – | – | – | – | – |
| Inferred | 50 x 50, 100 x 100 | ✔ | ✔ | – | – | – |
| Grade/ore control | 10 x 10, 50 x 50 | – | ✔ | – | – | – |

The underground Mineral Resource has been drilled at spacings between 50 x 50m and 100 x 100m. The open pit Mineral Resource contains a mix of historical and new drilling, with some areas containing grade control spacing (at approximately 10 x 10m) and up to 50 x 50m in new areas.

#### Inclusive Mineral Resource

| | | Tonnes | Grade | Contained gold | |
|---|---|---|---|---|---|
| as at 31 December 2021 | Category | million | g/t | tonnes | Moz |
| Butcher Well (surface) | Measured | – | – | – | – |
| | Indicated | – | – | – | – |
| | Inferred | 0.61 | 1.48 | 0.91 | 0.03 |
| | **Total** | **0.61** | **1.48** | **0.91** | **0.03** |
| Butcher Well (underground) | Measured | – | – | – | – |
| | Indicated | – | – | – | – |
| | Inferred | 2.07 | 4.45 | 9.23 | 0.30 |
| | **Total** | **2.07** | **4.45** | **9.23** | **0.30** |
| **Butcher Well** | **Total** | **2.69** | **3.77** | **10.14** | **0.33** |

The inclusive Mineral Resource for Butcher Well includes areas drilled by AngloGold Ashanti, with several shallow open pit areas, and the underground Camp Zone. The open pits are constrained within a $1,500/oz whittle shell and the underground Mineral Resource has been constrained within an MSO (floating stope) wireframe above the breakeven cut-off grade, calculated using costs derived from ongoing underground mining at Sunrise Dam.

#### Estimation

Mineral Resource models for the Butcher Well project have been generated using the geostatistical technique of LUC. The SMU modelled was 5 x 10 x 5m with information effect applied. The data was composited to 2m down-hole lengths, with top-cuts (capping) applied to the data after examining cumulative histograms of each domain. Search distances reflected the variable data spacing in the deposit with 120 x 120 x 30m used for panel kriging. A minimum of 8 and a maximum of 32 samples was used in the estimate.

#### Exclusive Mineral Resource

No Ore Reserve has been declared at Butcher Well and therefore the inclusive and exclusive Mineral Resource are the same.

#### Mineral Resource below infrastructure

All Mineral Resource is considered to be below infrastructure at this point.

#### Grade tonnage curves

**Butcher Well**
Surface (metric)


4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Tonnes above cut-off (millions)
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Average grade above cut-off (g/t)
0.00
0.25
0.50
0.75
1.00
1.25
1.50
1.75
2.00
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

**Butcher Well**
Underground (metric)


3
2
1
0
Tonnes above cut-off (millions)
8
7
6
5
4
Average grade above cut-off (g/t)
0
1
2
3
4
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

# BUTCHER WELL
## Australia

### Year-on-year changes in Mineral Resource

**Butcher Well**
Total (Moz)


Ounces (millions)
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
0.27
0.00
0.06
0.00
(0.01)
(0.00)
0.00
0.00
0.00
0.00
0.33
2020
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/disposal
2021

The current Mineral Resource estimate is slightly higher than the previous estimate, with the majority of the change due to a refined geological model. A local decrease in the Mineral Resource gold price somewhat offset the increase.

### Inclusive Mineral Resource sensitivity

**Butcher Well**


Percentage change
40
20
0
-20
-40
1,300
1,500
1,700
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade

The Mineral Resource is highly sensitive to changes in gold price due to the relatively wide spaced drilling during the early stages of the project. There is a 12% upside in ounces at a higher price and a 19% downside in ounces at a lower price.

### Competent Person

| Responsibility | Competent Person | Professional organisation | Membership number | Relevant experience | Qualification |
|---|---|---|---|---|---|
| Mineral Resource | Mark Kent | MAusIMM | 203 631 | 24 years | BSc Hons (Geology), MSc (Mineral Resource Evaluation) |


OVERSIZE

Diamond rig drilling towards the east under the Hronsky-Enigmatic pits

# TROPICANA

## Australia

### Introduction

| | |
|---|---|
| **Property description** | Tropicana is comprised of a number of open pits and underground mines that are operated as a joint operation between AngloGold Ashanti (70% and operator), and AFB Resources Pty Limited, a subsidiary of Regis Resources Limited (30%). |
| **Location** | Tropicana is located 330km northeast of Kalgoorlie and 200km east of Laverton, Western Australia. Tropicana is the first deposit discovered in this remote portion of the Great Victoria Desert. |
| **History** | Open pit mining began during 2012 with first gold production occurring during September 2013. Tropicana reached the 3Moz produced milestone during the first quarter of 2020.<br><br>Underground mining commenced in 2019 at Boston Shaker after a positive FS. First stoping occurred in June 2020 and the mine achieved commercial production in September 2020. The underground mine is expected to be a significant contributor to the production profile going forward. |
| **Legal aspects and tenure** | Tropicana has security of tenure for all current exploration licences and the mining lease that covers its future Ore Reserve. This lease is M39/1096 and is valid from 11 March 2015 to 10 March 2036, covering a total area of 27,228ha. |
| **Mining method** | The Tropicana Ore Reserve is extracted in both open pit and underground mines. Mining activities are undertaken by Macmahon in an alliance partnership with AngloGold Ashanti. Open pit mining is undertaken using conventional open cut, drill and blast, followed by truck and excavator operation to develop the deposits (Havana and Boston Shaker). The total annual movement of ore and waste is approximately 91Mtpa. Underground mining uses mechanised jumbo development and open stoping methods. At peak, annual production from underground is planned to reach 1.4Mt of ore. |
| **Operational infrastructure** | All surface infrastructure facilities are in place and operational. The processing plant and TSF are operating well, consistent with design specifications. The infrastructure includes, but is not limited to water supply, processing plant, mine, dewatering infrastructure, TSF, workshops, camp facilities and airstrips. Power is supplied to the mine by on-site gas and diesel power stations, and natural gas is supplied via an APA Operations (Pty) Limited pipeline. Underground development and production is ongoing. |
| **Mineral processing** | The processing plant has a current capacity of 9.3Mtpa. The crushing circuit consists of a primary gyratory crusher, feeding a set of secondary cone crushers and tertiary rolls crushers. A 14MW and 6MW ball mill in parallel completes the grinding circuit. A CIL circuit is used to extract the gold from the ore, and a standard AARL elution and recovery systems is used to form gold bars.<br><br>The power provider, Kalgoorlie Power Systems, has built a dedicated power station consisting of a combination of diesel and gas powered generators with a capacity of 48.5MW. |
| **Risks** | There are no known significant risks or uncertainties which currently affect the Mineral Resource and Ore Reserve estimate. A significant change in the gold price or operating costs could potentially impact the economic viability of the Mineral Resource and extraction of the Ore Reserve. The prospect for eventual economic extraction at some time in the future, relies on the gold price increasing or staying at similar levels to that of today.<br><br>An independent external Mineral Resource and Ore Reserve audit was undertaken in 2021 by SRK Consulting and found no significant flaws in process or output. Certificates of sign-off have been received to state that the Mineral Resource and Ore Reserve estimates are reported in accordance with the SAMREC Code. |

# TROPICANA CONTINUED
## Australia

**Map showing the location, infrastructure and mining licence area for Tropicana, with the total mining lease area insert shown in the top right corner. The coordinates of the mine, as represented by the plant, are depicted on the map and are in the UTM coordinate system.**



to the Borefield
Insert: Total mining lease area
0
20
40km
Mine village
Boston Shaker
BS04
Tropicana (TP02)
Boston Shaker Portal
TP02 Backfill
Havana
HA04
HA06
HA03
HA05
Havana Sth HS01
HS02 proposed cutback
to Kalgoorlie
N
0
1
2
3km
Plant centroid co-ordinates
29°14'25"S, 124°32'25"E
Licences
Mining
Exploration
Mine infrastructure
Pits
Plant
ROM pad
Stockpiles
Leach pad
TSF
Waste dumps
Underground access
Settlements
Villages
Roads
Main
Secondary
Airfield
Insert
Total mining lease area
Map zoomed in area

# TROPICANA CONTINUED
## Australia

## Geology

### Deposit type

The Tropicana gold deposit is comprised of multiple orebodies (Boston Shaker, Tropicana, Havana and Havana South) in a northeast-trending mineralised corridor, approximately 1.2km wide and 5km long, that has been tested to a vertical depth of more than 1,200m. The deposit is hosted in a quartz-feldspathic gneiss.

### Mineralisation style

The mineralisation is typically found in two zones which are called the hangingwall and footwall lode within the quartz-feldspathic gneiss. They dip at an angle of 35° to the east, sub-parallel to the gneissic fabric of the country rock. The mineralised zones pinch and swell along strike and down-dip and range from 5 to 50m thick with the thickest parts often coinciding where the zones converge.

### Mineralisation characteristics

Mineralisation is accompanied by pyrite (2 to 8%) with accessory pyrrhotite, chalcopyrite and other minor sulphides and tellurides. The gold mineralisation is related to shear planes that postdate the main gneissic fabric developed during peak granulite-facies metamorphism.

### NW-SE Geological cross-section through the Havana orebody, elevation in metres AMSL


NW
SE
Havana Stage 1
Havana Stage4 Limit
Elevation
200m
0m
-200m
-400m
-600m
Legend
Regolith
Basalt dyke
Fault/Shear
Amphibolite and granulite dominant gneiss
Garnet bearing amphibolite and granulite
Dominantly monzonitic, dioritic and tonalitic gneiss
Dominantly syenitic, dioritic and tonalitic gneiss
Quartz, grunerite, pyrite and pyrrhotite breccia/chery
Orebody
Section definition boundary
500m

## Exploration

The 2021 capitalised exploration plan focused on Mineral Resource conversion drilling to improve confidence in the mine plan and some extensional drilling in the deeper parts of the mine. The Mineral Resource conversion drilling took place in Havana underground which sits below the final approved pit design. The purpose of this was to convert Inferred Mineral Resource to Indicated Mineral Resource in order to facilitate a PFS in 2022. This was a successful programme. At Tropicana, the first stage of underground drilling took place in quarter four of 2020 and into quarter one of 2021 which focused on drilling the first underground panel beneath the mined-out open pit. This programme successfully converted an Inferred Mineral Resource to an Indicated Mineral Resource, and facilitated the maiden Ore Reserve for Tropicana underground in 2021. Boston Shaker underground drilling focused on deep exploration holes that targeted the northern and southern boundaries of the mineralisation in both mineralised zones to improve structural interpretation and domaining inputs for the Mineral Resource estimate.

Expensed exploration activities in 2021 also took place at Boston Shaker, Tropicana and Havana South to test depth extensions to known orebodies as well as exploring the regional tenement package. These drill holes were the first holes drilled into these areas and did not contributed to the Mineral Resource in 2021.

# TROPICANA CONTINUED
## Australia

At Boston Shaker six deep DD holes in the order of 200m down-plunge of the known mineralisation were completed to test the extensional opportunities at Boston Shaker which proved successful with good zones of mineralisation being identified. At Tropicana five DD holes were completed to test the extensional opportunities below the Ore Reserve which were successful and confirmed the mineralisation continues at depth. At Havana South four DD holes were completed to test the continuity of historic significant intercepts.

### Projects

A PFS is currently underway examining the Havana underground options. There is also a PFS underway on the use of cemented paste for the underground operations.

### Mineral Resource

**Details of average drill hole spacing and type in relation to Mineral Resource classification**

| | | Type of drilling | | | | |
|---|---|---|---|---|---|---|
| Category | Spacing m (-x-) | Diamond | RC | Blast hole | Channel | Other |
| Measured | 12 x 12, 25 x 25 | ✔ | ✔ | – | – | – |
| Indicated | 50 x 25, 50 x 50 | ✔ | ✔ | – | – | – |
| Inferred | 100 x 100 | ✔ | ✔ | – | – | – |
| Grade/ore control | 12 x 12, 12.5 x 12.5 | – | ✔ | – | – | – |


Trucks from the open pit at Tropicana at sunset

# TROPICANA CONTINUED
## Australia

### Inclusive Mineral Resource

| | | Tonnes | Grade | Contained gold | |
|---|---|---|---|---|---|
| as at 31 December 2021 | Category | million | g/t | tonnes | Moz |
| Boston Shaker – Stage 4 | Measured | 1.49 | 2.11 | 3.15 | 0.10 |
| | Indicated | 0.01 | 0.83 | 0.01 | 0.00 |
| | Inferred | – | – | – | – |
| | **Total** | **1.50** | **2.10** | **3.16** | **0.10** |
| Havana – Stage 4 | Measured | 1.05 | 1.36 | 1.44 | 0.05 |
| | Indicated | 4.86 | 1.77 | 8.60 | 0.28 |
| | Inferred | – | – | – | – |
| | **Total** | **5.92** | **1.70** | **10.04** | **0.32** |
| Havana – Stage 5 | Measured | 1.22 | 1.47 | 1.79 | 0.06 |
| | Indicated | 5.16 | 1.53 | 7.90 | 0.25 |
| | Inferred | – | – | – | – |
| | **Total** | **6.38** | **1.52** | **9.68** | **0.31** |
| Havana – Stage 6 | Measured | 0.27 | 1.43 | 0.39 | 0.01 |
| | Indicated | 10.22 | 1.65 | 16.87 | 0.54 |
| | Inferred | 0.00 | 0.74 | 0.00 | 0.00 |
| | **Total** | **10.50** | **1.64** | **17.27** | **0.56** |
| Havana South Shell | Measured | 1.19 | 0.95 | 1.13 | 0.04 |
| | Indicated | 9.21 | 1.06 | 9.73 | 0.31 |
| | Inferred | 0.93 | 0.96 | 0.90 | 0.03 |
| | **Total** | **11.33** | **1.04** | **11.75** | **0.38** |
| Stockpile (open pit) | Measured | 21.02 | 0.65 | 13.77 | 0.44 |
| | Indicated | – | – | – | – |
| | Inferred | – | – | – | – |
| | **Total** | **21.02** | **0.65** | **13.77** | **0.44** |
| Boston Shaker (underground) | Measured | 3.62 | 2.97 | 10.74 | 0.35 |
| | Indicated | 0.94 | 3.18 | 2.98 | 0.10 |
| | Inferred | 8.76 | 2.98 | 26.08 | 0.84 |
| | **Total** | **13.32** | **2.99** | **39.80** | **1.28** |
| Tropicana (underground) | Measured | 2.09 | 2.54 | 5.31 | 0.17 |
| | Indicated | – | – | – | – |
| | Inferred | 2.87 | 2.25 | 6.44 | 0.21 |
| | **Total** | **4.95** | **2.37** | **11.75** | **0.38** |
| Havana (underground) | Measured | 0.05 | 2.13 | 0.10 | 0.00 |
| | Indicated | 2.14 | 2.96 | 6.33 | 0.20 |
| | Inferred | 9.04 | 2.49 | 22.54 | 0.72 |
| | **Total** | **11.22** | **2.58** | **28.98** | **0.93** |
| Havana South (underground) | Measured | – | – | – | – |
| | Indicated | – | – | – | – |
| | Inferred | 2.17 | 2.32 | 5.05 | 0.16 |
| | **Total** | **2.17** | **2.32** | **5.05** | **0.16** |
| **Tropicana** | **Total** | **88.33** | **1.71** | **151.26** | **4.86** |

Underground Mineral Resource is reported within a minimum mineable stope shape generated using the MSO tool which applies mineability constraints, including a minimum mining width, a reasonable distance from current or planned development, and a measure of assumed profitability at the related Mineral Resource cut-off grade which allows for reasonable prospects of eventual economic extraction. The cut-off grade used to define the MSO outline is 1.7g/t.

### Estimation

The Mineral Resource has been estimated using the geostatistical technique of LUC using average drill hole intercepts, composited to 2m lengths, and breaking at the domain boundaries.

# TROPICANA CONTINUED
## Australia

### Grade tonnage curves

**Tropicana**
Surface (metric)



Tonnes above cut-off (millions)
142
122
102
82
62
42
22
0.1
0.3
0.5
0.7
0.9
1.1
1.3
1.5
1.7
1.9
3.5
3.0
2.5
2.0
1.5
1.0
Average grade above cut-off (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

**Tropicana**
Underground (metric)



Tonnes above cut-off (millions)
33
29
25
21
17
13
9
5
0.00
0.50
1.00
1.50
2.00
2.50
3.00
3.50
4.00
6
5
4
3
2
Average grade above cut-off (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

### Exclusive Mineral Resource

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| Tropicana | Measured | 17.76 | 0.99 | 17.67 | 0.57 |
| | Indicated | 16.63 | 1.25 | 20.73 | 0.67 |
| | Inferred | 23.78 | 2.57 | 61.02 | 1.96 |
| | **Total** | **58.17** | **1.71** | **99.42** | **3.20** |

The open pit exclusive Mineral Resource contains Mineral Resource below the Ore Reserve cut-off grade, Mineral Resource within an open pit optimisation, outside the current Ore Reserve pit design and also Inferred Mineral Resource. The underground exclusive Mineral Resource also contains Mineral Resource constrained within shapes defined by MSO, an underground optimisation tool, that is outside the current Ore Reserve stope designs.



Employee discussions at one of the Tropicana open pits

# TROPICANA CONTINUED
## Australia

### Mineral Resource below infrastructure

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| Tropicana | Measured | 3.92 | 2.76 | 10.82 | 0.35 |
| | Indicated | 2.91 | 3.03 | 8.82 | 0.28 |
| | Inferred | 22.04 | 2.61 | 57.59 | 1.85 |
| | **Total** | **28.87** | **2.68** | **77.24** | **2.48** |

At Boston Shaker the Mineral Resource below infrastructure is significant as the operation is only in its second year of production. The Mineral Resource is reported below infrastructure at the 1,902mRL in the Boston Shaker Stage 3 orebody and below the 2,008mRL in the Boston Shaker Stage 4 orebody. The entire Tropicana and Havana underground Mineral Resource is considered to be below infrastructure.

### Year-on-year changes in Mineral Resource

**Tropicana**
Total (Moz)



Ounces (millions)
5.7
5.5
5.3
5.1
4.9
4.7
4.5
5.35
(0.30)
0.17
0.02
0.00
(0.38)
0.00
0.00
0.00
0.00
4.86
2020
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/disposal
2021

The decrease in Mineral Resource resulted from of a combination of depletion and cost, offset partially by increases in exploration success at Boston Shaker.

### Inclusive Mineral Resource sensitivity

**Tropicana**



Percentage change
15
10
5
0
-5
-10
-15
-20
-25
1,300
1,500
1,700
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade

The Mineral Resource is highly sensitive to a decrease in the gold price with a 17% drop in ounces, and very sensitive to an increase in the gold price with a 10% increase in ounces.

*"A PFS is currently underway examining the Havana underground options. There is also a PFS underway on the use of cemented paste for the underground operations."*

# TROPICANA CONTINUED
## Australia

## Ore Reserve

### Ore Reserve

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| Boston Shaker – Stage 4 | Proved | 1.29 | 2.35 | 3.04 | 0.10 |
| | Probable | 0.00 | 1.40 | 0.01 | 0.00 |
| | **Total** | **1.30** | **2.35** | **3.04** | **0.10** |
| Havana – Stage 4 | Proved | 0.76 | 1.68 | 1.28 | 0.04 |
| | Probable | 3.90 | 2.07 | 8.08 | 0.26 |
| | **Total** | **4.66** | **2.01** | **9.36** | **0.30** |
| Havana – Stage 5 | Proved | 0.90 | 1.79 | 1.61 | 0.05 |
| | Probable | 3.97 | 1.80 | 7.15 | 0.23 |
| | **Total** | **4.87** | **1.80** | **8.76** | **0.28** |
| Havana – Stage 6 | Proved | 0.19 | 1.80 | 0.35 | 0.01 |
| | Probable | 7.76 | 2.00 | 15.50 | 0.50 |
| | **Total** | **7.95** | **1.99** | **15.85** | **0.51** |
| Stockpile (open pit) | Proved | 8.91 | 0.85 | 7.58 | 0.24 |
| | Probable | – | – | – | – |
| | **Total** | **8.91** | **0.85** | **7.58** | **0.24** |
| Boston Shaker (underground) | Proved | 1.46 | 3.07 | 4.48 | 0.14 |
| | Probable | 0.28 | 3.36 | 0.95 | 0.03 |
| | **Total** | **1.74** | **3.12** | **5.43** | **0.17** |
| Tropicana (underground) | Proved | 0.72 | 2.51 | 1.81 | 0.06 |
| | Probable | – | – | – | – |
| | **Total** | **0.72** | **2.51** | **1.81** | **0.06** |
| **Tropicana** | **Total** | **30.15** | **1.72** | **51.84** | **1.67** |

### Estimation

The Ore Reserve for Tropicana is based on an operating LOM plan. For the open pit LOM plan, a FS was completed in 2010, which determined a technically achievable and financially economic mine plan and this is updated annually. The pits that make up the open pit LOM plan are Havana, Boston Shaker and Havana South.

For the underground LOM plan, the Boston Shaker FS study was completed in 2019 which determined the viability of the Boston Shaker underground project. All Ore Reserve is estimated by reporting physicals (volumes, tonnes, grades, material types, etc.) against the Mineral Resource model within detailed designs. Ore Reserve physicals are then scheduled and put through a financial model for economic evaluation.

### Ore Reserve modifying factors

| as at 31 December 2021 | Gold price AUD/oz | Cut-off grade g/t Au | Stoping width cm | Dilution % | RMF (% based on tonnes) | RMF (% based on g/t) | MRF (% based on tonnes) | MRF (% based on g/t) | MCF % | MetRF % |
|---|---|---|---|---|---|---|---|---|---|---|
| Boston Shaker – Stage 4 | 1,633 | 0.70 | – | – | 100.0 | 100.0 | 100.0 | 100.0 | 100.0 | 88.7 |
| Havana – Stage 4 | 1,633 | 0.70 | – | – | 100.0 | 100.0 | 100.0 | 100.0 | 100.0 | 87.4 |
| Havana – Stage 5 | 1,633 | 0.70 | – | – | 100.0 | 100.0 | 100.0 | 100.0 | 100.0 | 89.1 |
| Havana – Stage 6 | 1,633 | 0.70 | – | – | 100.0 | 100.0 | 100.0 | 100.0 | 100.0 | 87.4 |
| Stockpile (open pit) | 1,633 | 0.70 | – | – | 100.0 | 100.0 | 100.0 | 100.0 | 100.0 | 89.4 |
| Boston Shaker (underground) | 1,633 | 2.70 | 2,000 | 15.0 | 100.0 | 100.0 | 90.0 | 100.0 | 100.0 | 89.0 |
| Tropicana (underground) | 1,633 | 2.10 | 2,000 | 15.0 | 100.0 | 100.0 | 90.0 | 100.0 | 100.0 | 89.1 |

# TROPICANA CONTINUED
## Australia

### Inferred Mineral Resource in annual Ore Reserve design*

| as at 31 December 2021 | Tonnes million | Grade g/t | Contained gold tonnes | Moz |
|---|---|---|---|---|
| Boston Shaker (underground) | 3.67 | 3.29 | 12.10 | 0.39 |
| Tropicana (underground) | 0.55 | 2.25 | 1.23 | 0.04 |
| **Total** | **4.22** | **3.16** | **13.33** | **0.43** |

***Inferred Mineral Resource including lower confidence material***

With appropriate caution, a portion of the Inferred Mineral Resource was included in the business plan optimisation process. This accounts for 20% of the Ore Reserve plan of seven years. No Inferred Mineral Resource is considered in Ore Reserve reporting.


EX7108
CAT
TD6326
MACMAHON
6326

Loading of open pit ore into a truck at Tropicana

# TROPICANA CONTINUED
## Australia

### Ore Reserve below infrastructure

| as at 31 December 2021 | Category | Tonnes million | Grade g/t | Contained gold tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| Tropicana | Proved | 1.10 | 2.75 | 3.02 | 0.10 |
| | Probable | 0.15 | 3.39 | 0.50 | 0.02 |
| | **Total** | **1.25** | **2.82** | **3.52** | **0.11** |

The below infrastructure Ore Reserve is split between the Boston Shaker Stage 3, Boston Shaker Stage 4 and Tropicana orebodies. This material is below 1,902mRL in Boston Shaker Stage 3 and 2,008mRL in Boston Shaker Stage 4, while the entire Tropicana underground Ore Reserve is classified as below infrastructure.

### Year-on-year changes in Ore Reserve

**Tropicana**
Total (Moz)


Ounces (millions)
2.0
1.8
1.6
1.4
1.2
1.89
(0.28)
0.10
(0.01)
0.11
(0.09)
(0.01)
0.01
(0.05)
0.00
0.00
1.67
2020
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/disposal
2021

Increases due to exploration and local changes in the gold price are largely balanced by decreases due to cost and operational changes.

### Ore Reserve sensitivity

**Tropicana**


Percentage change
50
40
30
20
10
0
-10
-20
-30
-40
1,100
1,200
1,300
Ore Reserve price ($/oz)
Tonnes
Ounces
Grade

The Ore Reserve is highly sensitive to changes in the Ore Reserve gold price with a 27% change in ounces for both an increase and decrease in price.

### Competent Persons

| Responsibility | Competent Person | Professional organisation | Membership number | Relevant experience | Qualification |
|---|---|---|---|---|---|
| Mineral Resource | Fraser Clark | MAusIMM | 226 390 | 20 years | BSc Hons (Geology), Postgraduate Certificate (Geostatistics) |
| Ore Reserve (surface) | Joanne Endersbee | MAusIMM | 334 537 | 12 years | – |
| Ore Reserve (underground) | Glenn Reitsema | MAusIMM | 228 391 | 8 years | BEng (Mining Engineering), BCom |

# ADMINISTRATIVE INFORMATION


ANGLOGOLD ASHANTI
SUNRISE DAM

Employees conversing underground at Sunrise Dam

# DEFINITIONS

**This section provides information on AngloGold Ashanti's definition of Mineral Resource and Ore Reserve as well as a glossary of terms and abbreviations.**

## Mineral Resource

The SAMREC Code definition of a Mineral Resource is as follows (refer to the diagram on page 203):

***"A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are subdivided, and must be so reported, in order of increasing confidence in respect of geoscientific evidence, into Inferred, Indicated or Measured categories."***

All reports of Mineral Resource must satisfy the requirement that there are reasonable prospects for eventual economic extraction (more likely than not), regardless of the classification of the Mineral Resource. Portions of a deposit that do not have reasonable prospects for eventual economic extraction are not included in a Mineral Resource.

The Mineral Resource is estimated using all relevant drilling and sampling information along with a detailed geological model.

The geological models are based on various combinations of core and/or chip logging, mapping, geophysics, geochemistry and geological understanding that have been developed for each deposit. Most of our deposits have been the subject of research by third party specialists in the relevant class of gold deposit.

The grade estimation for each deposit has been developed over the life of the mine, and is constantly reviewed in terms of grade control information and reconciliation with the metallurgical plant. In general, the open pits and shallow underground mines use kriging with post processing by UC or LUC to generate a recoverable Mineral Resource model where appropriate.

In order to comply with the economic requirement of the definition of Mineral Resource, all our Mineral Resource is constrained at an upside gold price, with all other parameters being kept the same as used for estimation of the Ore Reserve. In the underground gold mines, scoping studies are conducted on all coherent blocks of ground that lie above the calculated Mineral Resource cut-off grade. These studies include all cost and capital requirement to access the block. In the case of open pit operations, pit optimisations are conducted at the Mineral Resource gold price and all material outside these shells is excluded from the Mineral Resource unless it is potentially mineable from underground.

It is the opinion of AngloGold Ashanti that the Mineral Resource represents a realistic view of an upside potential to the Ore Reserve. In interpreting the Mineral Resource it is critical to factor in the following:

- That there is a reasonable expectation of eventual economic extraction
- The Mineral Resource is quoted *in situ* and has not been corrected for dilution, mining losses or recovery
- Many of the areas lying in the exclusive Mineral Resource are currently being actively drilled and are the subject of economic and technical studies. It can, however, not be assumed at this stage that the company has intent to mine these areas

Mineral Resource classification is based on the '15% Rule'. A Measured Mineral Resource should be expected to be within 15% of the quarterly metal estimate at least 90% of the time while, for an Indicated Mineral Resource estimate, the annual metal estimate should be within 15% of the metal estimated at least 90% of the time. For an Inferred Mineral Resource, the annual error may, for 90% of the time, be greater than 15%.

The process and methodology of classification are at the discretion of the Competent Person and involves expressing the '15% Rule', as a required level of information, which in tangible terms is the spacing of the drill hole or tunnel spacing in a particular deposit.

Techniques such as conditional simulation or even an empirical reconciliation-based approach are employed. However, all operations are responsible for demonstrating, through reconciliation, that their classification system conforms to the 15% rule set out above.

Final Mineral Resource classification also considers relative confidence in sampling, drilling and assay QA/QC as well as other variables that may impact on confidence in tonnage and grade.

The Inferred Mineral Resource category is intended to cover situations in which a mineral concentration or occurrence has been identified and limited measurements and sampling have been completed but in which the data are insufficient to allow the geological or grade continuity to be interpreted with confidence. While it would be reasonable to expect that the majority of Inferred Mineral Resource would upgrade to Indicated Mineral Resource with continued exploration, due to the uncertainty of Inferred Mineral Resource, it should not be assumed that such upgrading will always occur.

AngloGold Ashanti quotes its Mineral Resource as inclusive of the Ore Reserve. However, in this document, the Mineral Resource exclusive of Ore Reserve (exclusive Mineral Resource) is also quoted. The exclusive Mineral Resource is defined as the inclusive Mineral Resource less the Ore Reserve before dilution and other factors are applied.

# DEFINITIONS CONTINUED

The exclusive Mineral Resource consists of the following components:

- Inferred Mineral Resource, including that within the Ore Reserve design or stope shape
- Mineral Resource that sits above the Mineral Resource cut-off grade but below the Ore Reserve cut-off grade that resides within the defined Ore Reserve volume
- Mineral Resource that lies between the LOM pit shell/mine design and the Mineral Resource pit shell/mine design (this material will become economic if the gold price increases)
- Mineral Resource where the technical studies to engineer an Ore Reserve have not yet been completed

All grade tonnage graphs represent *in situ* grade and tonnes within the Mineral Resource. Caution should be exercised when interpreting the grade tonnage graphs presented. The ability to selectively mine the deposits may be precluded by the deposit geometry, mining method and the need for practical development of the orebody.

## Ore Reserve

The SAMREC Code definition of an Ore Reserve is as follows (refer to the diagram on the right):

***"A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Prefeasibility or Feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported."***

Ore Reserve is subdivided in order of increasing confidence into Probable Ore Reserve and Proved Ore Reserve.

In the underground operations, the Ore Reserve is based on a full mine design and, in the case of open pits, on a pit optimisation followed by a final pit design. The Ore Reserve is reported according to tonnage, mean grade(s) and contained metal inclusive of mining dilution, mining ore-losses and mine call factors. These modifying factors are based on measurements rather than estimates. Tonnage and grade estimates for surface stockpile materials that meet Ore Reserve criteria are itemised separately.

Only the Ore Reserve included for treatment in the business plan production schedule is considered in the Ore Reserve statement. Inferred Mineral Resource is not included in the Ore Reserve statement. Inferred Mineral Resource may however have an influence on the Ore Reserve by virtue of its inclusion in the optimisation process used to define the final pit limits or stope design. Inclusion in the production schedule will also influence the cash flow and thus the viability of any project. The effect of including Inferred Mineral Resource in the business plan is tested by scheduling the optimisation results, including the Inferred Mineral Resource, and generating a cash flow based on giving a value to the Proved and Probable Ore Reserve component of the schedule only (Inferred Mineral Resource is costed as waste). The Ore Reserve is acceptable if the cash flow, inclusive of the zero value Inferred Mineral Resource, is positive over the life of the mine.

For all new projects, an audited PFS (as a minimum requirement) must have been completed that demonstrates the viability of the project and meets the company's investment requirements. This study must be signed off at the appropriate executive level in order to demonstrate an intent on the part of the company to proceed to FS.

### Relationship between Exploration Results, Mineral Resource and Ore Reserve


Increasing level of geoscientific knowledge and confidence
Exploration Results
Mineral Resource
Ore Reserve*
Inferred
Indicated
Measured
Probable
Proved
Reported as *in situ* mineralisation estimates
Reported as mineable production estimates
Consideration of mining, metallurgical, processing, infrastructural, economic, marketing, legal, environmental, social and governmental factors (the "Modifying Factors")

** Although the term Mineral Reserve is used throughout the SAMREC Code, it is recognised by the SAMREC Code that the term Ore Reserve is synonymous with Mineral Reserve. AngloGold Ashanti elects to use Ore Reserve in its reporting.*

### Table 1 and reporting on an 'if not, why not' basis

**SAMREC Code, clause 6**

The SAMREC Table 1 provides a list of the main criteria that must be considered and reported upon when reporting on Exploration Results, Mineral Resources and Mineral Reserves.

In the context of complying with the principles of the Code, comments relating to the items in the relevant sections of Table 1 shall be provided on an 'if not, why not' basis within the Competent Person's Report. The compilation of Table 1 must be undertaken for (i) the first-time declaration of Exploration Results, a Mineral Resource or a Mineral Reserve, and (ii) in instances where these items have materially changed from when they were last Publicly Reported for significant projects. Reporting on an 'if not, why not' basis ensures that it is clear to an investor or other stakeholders whether items have been considered and deemed of low consequence or are not yet addressed or resolved.

# GLOSSARY OF TERMS

| | |
|---|---|
| **Banded iron formation (BIF)** | A chemically formed iron-rich sedimentary rock. |
| **By-products** | Any potentially economic or saleable products that emanate from the core process of producing gold or copper, including silver, uranium, molybdenum and sulphuric acid. |
| **Capital expenditure** | Total capital expenditure on tangible assets which includes stay-in-business and project capital. |
| **Carbon-in-leach (CIL)** | Gold is leached from a slurry of ore where cyanide and carbon granules are added to the same agitated tanks. The gold loaded carbon granules are separated from the slurry and treated in an elution circuit to remove the gold. |
| **Carbon-in-pulp (CIP)** | Gold is leached conventionally from a slurry of ore with cyanide in agitated tanks. The leached slurry then passes into the CIP circuit where activated carbon granules are mixed with the slurry and gold is adsorbed on to the activated carbon. The gold-loaded carbon is separated from the slurry and treated in an elution circuit to remove the gold. |
| **Comminution** | The crushing and grinding of ore to make gold available for physical or chemical separation (see also Milling). |
| **Conceptual/concept/ scoping study** | A conceptual (also a concept/scoping) study is an order of magnitude technical and economic study of the potential viability of Mineral Resource that includes appropriate assessments of realistically assumed Modifying Factors, together with any other relevant operational factors that are necessary to demonstrate, at the time of reporting, that progress to a Prefeasibility Study can be reasonably justified. |
| **Contained gold or copper** | The total gold or copper content (tonnes multiplied by grade) of the material being described. |
| **Cut-off grade** | The minimum grade at which a unit of ore can be mined to achieve the desired economic outcome. |
| **Depletion** | The decrease in quantity of ore in a deposit or property resulting from extraction or production. |
| **Development** | The process of accessing a deposit through shafts and/or tunnelling in underground mining operations. |
| **Doré** | Impure alloy of gold and silver produced at a mine to be refined to a higher purity. |
| **Electrowinning** | A process of recovering gold from solution by means of electrolytic chemical reaction into a form that can be smelted easily into gold bars. |
| **Elution** | Recovery of the gold from the activated carbon into solution before zinc precipitation or electrowinning. |
| **Feasibility Study (FS)** | A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a PFS (SAMREC 2016). |
| **Flotation** | Concentration of gold and gold-hosting minerals into a small mass by various techniques (for example collectors, frothers, agitation and air flow) that collectively enhance the buoyancy of the target minerals, relative to unwanted gangue, for recovery into an overflowing froth phase. |
| **Full grade ore** | Ore material with sufficient grade to carry the full operating cost of the operation. Full grade ore cut-off is the break-even grade where cost is representative of all costs to carry the full operation. |
| **Gold produced** | Refined gold in a saleable form derived from the mining process. |
| **Grade** | The quantity of ore contained within a unit weight of mineralised material generally expressed in grams per metric tonne (g/t) or ounces per short ton of ore (oz/t) for gold-bearing material, and a percentage (%) for sulphur- and copper-bearing material, and as parts per million (ppm) for molybdenum-bearing material. |
| **Indicated Mineral Resource** | That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation (SAMREC 2016). |

# GLOSSARY OF TERMS CONTINUED

| | |
|---|---|
| **Inferred Mineral Resource** | That part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration (SAMREC 2016). |
| **Leaching** | Dissolution of gold from crushed or milled material, prior to adsorption on to activated carbon or direct zinc precipitation |
| **Life of mine (LOM)** | Number of years that the operation is planning to mine and treat ore as taken from the current mine plan. |
| **Marginal ore** | Ore material with grade below the full-grade ore cut-off that can be economically treated at the end of mine life when overhead and mining costs are reduced. Marginal ore cut-off is the break-even grade where cost is representative of the reduced cost that will be experienced after mining has ended. |
| **Measured Mineral Resource** | That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proved Mineral Reserve or to a Probable Mineral Reserve (SAMREC 2016). |
| **Metallurgical plant** | A processing plant designed to treat ore and extract gold or copper in the case of Quebradona (and, in some cases, often valuable by-products). |
| **Metallurgical recovery factor (MetRF)** | A measure of the efficiency in extracting gold from the ore. |
| **Milling** | A process of reducing broken ore to a size at which concentrating or leaching can be undertaken (see also comminution). |
| **Mine call factor (MCF)** | The ratio, expressed as a percentage, of the total quantity of recovered and unrecovered mineral product after processing with the amount estimated in the ore based on sampling. The ratio of contained gold delivered to the metallurgical plant divided by the estimated contained gold of ore mined based on sampling. |
| **Mineral deposit** | A mineral deposit is a concentration (or occurrence) of material of possible economic interest in or on the Earth's crust. |
| **Mining recovery factor (MRF)** | This factor reflects a mining efficiency factor relating the recovery of material during the mining process and is the variance between the tonnes called for in the mining design and what the plant receives. It is expressed in both a grade and tonnage number. |
| **Modifying factors** | Considerations used to convert Measured and Indicated Mineral Resource to Ore Reserve. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors. |
| **Net present value (NPV)** | The difference between the present value of cash inflows and the present value of cash outflows. |
| **Ore Reserve** | Although the term Mineral Reserve is used throughout the SAMREC Code, it is recognised by the Code that the term Ore Reserve is synonymous with Mineral Reserve. AngloGold Ashanti elects to use Ore Reserve in its reporting. |
| **Ounce (oz) (Troy)** | Imperial measure of mass specifically used for precious metals and still the standard measure of mass in the gold industry. A kilogram is equal to 32.1507 troy ounces. A troy ounce is equal to 31.1035 grams. |
| **Páramo** | Alpine tundra ecosystem/alpine moorland. |
| **Precipitate** | The solid product formed when a change in solution chemical conditions results in conversion of some pre-dissolved ions into solid state. |

# GLOSSARY OF TERMS CONTINUED

| | |
|---|---|
| **Prefeasibility Study (PFS)** | A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the modifying factors and the evaluation of any other relevant factors which are sufficient for a Competent Person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A PFS is at a lower confidence level than a FS (SAMREC 2016). |
| **Probable Ore Reserve** | The economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the modifying factors applying to a Probable Mineral Reserve is lower than that applying to a Proved Mineral Reserve (SAMREC 2016). |
| **Proved Ore Reserve** | The economically mineable part of a Measured Mineral Resource. A Proved Mineral Reserve implies a high degree of confidence in the modifying factors. (SAMREC 2016). |
| **Recovered grade** | The recovered mineral content per unit of ore treated |
| **Reef** | A gold-bearing horizon, sometimes a conglomerate band, that may contain economic levels of gold. Reef can also be any significant or thick gold bearing quartz vein. |
| **Refining** | The final purification process of a metal or mineral to a saleable form. |
| **Region** | Defines the operational management divisions within AngloGold Ashanti, namely Africa (DRC, Ghana, Guinea and Tanzania), Australia and the Americas (Argentina, Brazil, Colombia and the USA). |
| **Rehabilitation** | The process of returning disturbed land to a stable, productive or self-sustaining condition requiring no ongoing maintenance to meet the post-mining land use objectives and taking into account beneficial uses of the site and surrounding land. Rehabilitation objectives are generally defined in environmental permits but are typically amended during the operational phase of projects through stakeholder engagement processes to ensure post mining land uses are congruent with surrounding and regional land use plans. Rehabilitation methods can vary by location owing to the extent of disturbance and geo-climatic factors and include, among others, the processes of remediation, revegetation and restoration, to address issues such as soil, ground and surface water, contamination, soil erosion and revegetation. |
| **Resource modification factor (RMF)** | This factor is applied when there is an historic reconciliation discrepancy in the Mineral Resource model. For example, between the Mineral Resource model tonnage and the grade control model tonnage. It is expressed in both a grade and tonnage number. |
| **Seismic event** | A sudden inelastic deformation within a given volume of rock that radiates detectable seismic energy. |
| **Shaft** | A vertical or subvertical excavation used for accessing an underground mine for transporting personnel, equipment and supplies; for hoisting ore and waste; for ventilation and utilities; and/or as an auxiliary exit. |
| **Smelting** | A pyro-metallurgical operation in which gold precipitate from electro-winning or zinc precipitation is further separated from impurities. |
| **Selective mining unit (SMU)** | The smallest unit that can be mined at a particular operation with the equipment available at that site, reflecting the intended or proposed mining selectively. |
| **Stope** | An underground excavation where ore is extracted. |
| **Stoping** | The process of excavating ore underground. |
| **Stripping ratio** | The ratio of waste tonnes to ore tonnes mined calculated as total tonnes mined less ore tonnes mined divided by ore tonnes mined. |
| **Tailings** | Finely ground rock of low residual value from which valuable minerals have been extracted. |
| **Tailings storage facility (TSF)/facilities (TSFs)** | Facilities designed to store discarded tailings. |
| **Tonne (t)** | Used in metric statistics. Equal to 1,000 kilograms, the International System Units (SI) mass unit. |
| **Tonnage** | Quantity of material measured in tonnes. |
| **Waste** | Material that contains insufficient mineralisation for consideration for future treatment and, as such, is discarded. |

# ABBREVIATIONS

| | |
|---|---|
| ° | Degrees |
| % | Percentage |
| $ | United States dollars |
| 3D | Three-dimensional space |
| AAGL | AngloGold Ashanti (Ghana) Limited |
| AARL | Anglo American Research Laboratories |
| AC | Aircore drilling |
| Ag | Silver |
| AGA | AngloGold Ashanti |
| AGA Mineração | AngloGold Ashanti Córrego do Sítio Mineração |
| AMSL | Above mean sea level |
| ANM | Agência Nacional de Mineração |
| ARS | Argentine peso |
| Au | Gold |
| AUD | Australian dollars |
| Barrick | Barrick Gold Corporation |
| BIOX | Bacterial oxidation |
| BLM | Bureau of Land Management |
| BRL | Brazilian real |
| BUS | Blind Upper Stoping |
| ca. | Circa (approximately) |
| CCD | Counter current decant system in thickeners (CCD circuit) |
| CdS | Córrego do Sítio |
| cm | Centimetres |
| COP | Colombian peso |
| CPR | Competent Persons report(s) |
| Cu | Copper |
| CVSA | Cerro Vanguardia S.A. |
| DD | Diamond drilling |
| Deswik.SO™ | Mineable Shape Optimiser by Deswik™ |
| DRC | Democratic Republic of the Congo |
| EIA | Environmental Impact Assessment |
| EPS | Enhanced Production Scheduler™ software – Datamine® |
| FAusIMM | Fellow of the Australasian Institute of Mining and Metallurgy |
| FGS CGeol | Fellow of the (London) Geological Society Chartered Geologist |
| FW | Footwall |
| g | Grams |
| GCS | George Cappendell Shaft |
| GFW | Galinheiro footwall |
| GGB | Geita Greenstone Belt |
| GGM | Geita Gold Mine |
| GGML | Geita Gold Mining Limited |
| GRIDCo | Ghana Grid Company Limited |
| GSLIB™ | Geostatistical Software Library |

| | |
|---|---|
| Guinea | Republic of Guinea |
| g/t | Grams per tonne |
| ha | Hectare |
| HW | Hangingwall |
| JORC | Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves |
| JSE | Johannesburg Stock Exchange Limited |
| JV | Joint venture |
| KCD | Karagba, Chauffeur and Durba |
| kg | Kilograms |
| koz | Thousand ounces |
| kozpa | Thousand ounces per annum |
| kt | Thousand tonnes |
| km | Kilometre(s) |
| $km^2$ | Square kilometre(s) |
| KMS | Kwezi Mensah Shaft |
| ktpa | Kilo tonnes per annum |
| lb | Pound(s) |
| Leapfrog™ | Geological modelling software |
| LHOS | Long Hole Open Stoping |
| LOS | Longitudinal Open Stoping |
| LRS | Longitudinal Retreat Stoping |
| LUC | Localised uniform conditioning |
| M or m | Metre or million, depending on the context |
| $m^2$ | Square metre |
| $m^3$ | Cubic metre |
| $m^3/s$ | Cubic metre per second |
| Ma | Mega-annum |
| MAusIMM | Member of the Australasian Institute of Mining and Metallurgy |
| MGSSA | Member of the Geological Society of South Africa |
| mm | millimetre(s) |
| Mlb | Million pounds |
| Mo | Molybdenum |
| Moz | Million ounces |
| mRL | Metres relative level |
| MSG | Mineração Serra Grande |
| MSO | Mineable Shape Optimiser™ – Datamine® |
| Mt | Million tonnes |
| Mtpa | Million tonnes per annum |
| MW | Mega watt |
| NSR | Net Smelter Return |
| oz/t | ounces per tonne |
| POX | Pressure oxidation |
| Ppm | Parts per million |
| QA/QC | Quality Assurance/Quality Control |
| QKNA | Quantitative Kriging Neighbourhood Analysis |

# ABBREVIATIONS CONTINUED

| | |
|---|---|
| RCubed | Mineral Resource and Ore Reserve Reporting System |
| Randgold | Randgold Resources Limited |
| RC | Reverse circulation drilling |
| RGB | Red-green-blue |
| ROM | Run-of-mine |
| RRSC | Mineral Resource and Ore Reserve Steering Committee |
| S | Sulphur |
| SACNASP | South African Council for Natural Scientific Professions |
| SAG | Société Aurifere de Guinea |
| SAG mills | Semi-autogenous grinding mills |
| SAMREC | The South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves |
| SEC | United States Securities and Exchange Commission |
| SML | Special mining licence |
| SOKIMO | Société Minière de kilo-Moto |
| SOMIQ | Société Minière Internationale du Quebéc |
| SOX | Sarbanes-Oxley (Act of 2002) |
| TOS | Transverse Open Stoping |
| tpd | Tonnes per day |
| UC | Uniform conditioning |
| UTM | Universal Transverse Mercator coordinate system |

# ADMINISTRATIVE INFORMATION FOR PROFESSIONAL ORGANISATIONS

| | |
|---|---|
| AusIMM | The Australasian Institute of Mining and Metallurgy<br>PO Box 660, Carlton South, Victoria 3053, Australia<br>Telephone: +61 (3) 9658 6100<br>www.ausimm.com |
| ECSA | The Engineering Council of South Africa<br>Private Bag X691, Bruma 2026, Gauteng, South Africa<br>Telephone: +27 (86) 122 5555<br>www.ecsa.co.za |
| The Geological Society | The Geological Society of London<br>Burlington House, Piccadilly, London W1J OBG, the United Kingdom<br>Telephone: +44 (0) 20 7434 9944<br>www.geolsoc.org.uk |
| GSSA | The Geological Society of South Africa<br>PO Box 91230, Auckland Park 2006, Gauteng, South Africa<br>Telephone: +27 (11) 358 0028<br>www.gssa.org.za |
| SACNASP | South African Council for Natural Scientific Professions<br>Private Bag X540, Silverton 0127, Gauteng, South Africa<br>Telephone: +27 (12) 748 6500<br>www.sacnasp.org.za |

# FORWARD-LOOKING STATEMENTS

*Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including those related to international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2021 and the Risk Factors section in AngloGold Ashanti's Prospectus Supplement dated 19 October 2021, each filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.*



A scene from the Gold Room at Sunrise Dam

# ADMINISTRATION AND CORPORATE INFORMATION

## AngloGold Ashanti Limited

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

## Share codes

ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD

### JSE Sponsor

The Standard Bank of South Africa Limited

### Auditors

Ernst & Young Inc.

## Offices

### Registered and Corporate

112 Oxford Road, Houghton Estate,
Johannesburg, 2198
(Private Bag X 20, Rosebank 2196)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

### Australia

Level 10 AMP Building
140 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

### Ghana

Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

## Directors

### Executive

A Calderon Zuleta ϟ
(Chief Executive Officer)
KC Ramon ^
(Chief Financial Officer)

### Non-executive

MDC Ramos ^ (Chairperson)
KOF Busia°
AM Ferguson *
AH Garner #
R Gasant ^
SP Lawson #
NVB Magubane ^
MC Richter #~
JE Tilk ▲

*British ▲ Canadian # American
ϟ Colombian ~Panamanian
^ South African ° Ghanaian

### Officers

LM Goliath
Group Company Secretary

## Investor relations contacts

### Yatish Chowthee

Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail:
yrchowthee@anglogoldashanti.com

### Andrea Maxey

Telephone: +61 08 9425 4603
Mobile: +61 400 072 199
Email: amaxey@anglogoldashanti.com

### South Africa

Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
Private Bag X9000, Saxonwold, 2132
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail:
Web.Queries@Computershare.co.za
Website : www.computershare.com

### Australia

Computershare Investor Services Pty Limited
Level 11, 172 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033

### Ghana

NTHC Limited
18 Gamel Abdul Nasser Avenue
Ringway Estate
Accra, Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

### ADR Depositary

BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140
(Toll free in USA) or
+1 201 680 6825 (outside USA)
E-mail: shrrelations@
cpushareownerservices.com
Website: www.mybnymdr.com

### Global BuyDIRECT℠

BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

AngloGoldAshanti

www.anglogoldashanti.com

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 30, 2022

By: /s/ LM GOLIATH
Name: LM Goliath
Title: Company Secretary